As filed with the Securities and Exchange Commission on May 11, 2026.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SUNSHINE SILVER MINING & REFINING COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	85-3794822 (I.R.S. Employer Identification Number)

2209 Big Creek Rd
Kellogg, Idaho 83837
(208) 783-1700
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)
Heather White
Chief Executive Officer
Sunshine Silver Mining & Refining Company
2209 Big Creek Rd
Kellogg, Idaho 83837
(208) 783-1700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:

Ryan J. Dzierniejko Alejandro Gonzalez Lazzeri Jeremy Winter Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Michelle Shepston General Counsel Sunshine Silver Mining & Refining Company 2209 Big Creek Rd Kellogg, Idaho 83837 (208) 783-1700	Jorge U. Juantorena Lesley Janzen Jonathan Mendes de Oliveira Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 11, 2026
PRELIMINARY PROSPECTUS
            SHARES

SUNSHINE SILVER MINING & REFINING COMPANY
COMMON STOCK

We are selling    shares of common stock to the underwriters in a firm commitment offering.
Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price will be between $   and $   per share. We have applied to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “SSMR.”
The underwriters have an option to purchase a maximum of    additional shares of common stock from us to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
We are an “emerging growth company” as defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
The Electrum Group LLC (together with its affiliates, “Electrum”) will control approximately   % of the voting power of our common stock upon completion of this offering (or approximately    % if the underwriters exercise their option to purchase additional shares of our common stock from us in full). We are, therefore, a “controlled company” within the meaning of the corporate governance standards of the NYSE. As such, we may elect not to comply with certain corporate governance requirements of the NYSE. See “Management—Controlled Company Status.”
Investing in our common stock involves risks. See “Risk Factors” beginning on page 28 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting and Plan of Distribution” for a description of compensation to be paid to the underwriters.
Delivery of the shares of common stock will be made on or about     , 2026 through the book-entry facilities of The Depositary Trust Company.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Joint Lead Book-Running Managers

Morgan Stanley	Scotiabank	BMO Capital Markets

Joint Bookrunners

Canaccord Genuity	Citigroup	RBC Capital Markets

The date of this prospectus is       , 2026.

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance and make no representation as to the reliability of, any other information that others may give you. We are offering to sell and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
i

ABOUT THIS PROSPECTUS
Unless the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Sunshine Silver Mining & Refining Company and its consolidated subsidiaries.
The discussion of our financial condition and results of operations should be read together with our audited consolidated financial statements for the years ended December 31, 2025 and 2024 and our unaudited consolidated financial statements for the three months ended March 31, 2026 and 2025 prepared in accordance with U.S. generally accepted accounting principles and the related notes and the other financial information included elsewhere in this prospectus.
Certain figures and percentages included in this prospectus have been subject to rounding adjustments, and all quantities of Mineral Resource estimates are rounded to the appropriate number of relevant units. Accordingly, totals and sums presented in this prospectus may not add up due to rounding.
Unless otherwise indicated, all references to “U.S. dollars,” “dollars” and “$” in this prospectus are to the lawful currency of the United States of America. All references to ounces in this prospectus are to troy ounces, unless otherwise specified.
MARKET AND INDUSTRY DATA AND FORECASTS
This prospectus includes market and industry data and forecasts that we have developed from independent research reports, publicly available information, various industry publications, other published industry sources or our internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.
We refer in this prospectus to information and estimates from the antimony market report entitled “Antimony Market Assessment” prepared by Argus Media (“Argus”) in December 2025 (the “Argus Report”), the antimony plant report entitled “Sunshine Silver Mining & Refining Corporation Antimony Plant Viability Summary Report” prepared by Samuel Engineering, Inc. (“Samuel Engineering”) in April 2025 (the “Samuel Engineering Report”) and the Sunshine Silver/Copper Refinery report entitled “Silver Refinery Process Study and Class V Estimate” prepared by trajectorE Engineering, Inc. in November 2025 (the “trajectorE Report”). Each of these reports was commissioned by us.
NOTICE REGARDING MINERAL DISCLOSURE
The Technical Report Summary for our material property, the Sunshine Mine (as defined below) (the “Sunshine Technical Report Summary”), has been prepared by SLR International Corporation (“SLR”) and SRK Consulting (U.S.), Inc. (“SRK”) in accordance with subpart 1300 of Regulation S-K (“S-K 1300”) and is included as Exhibit 96.1 to the registration statement of which this prospectus forms a part. The Mineral Resource estimates contained in this prospectus were prepared in accordance with S-K 1300 with an effective date of February 24, 2026 and have not been updated since that time.
This prospectus refers to estimated Mineral Resources, including Inferred Mineral Resources and Indicated Mineral Resources. See “Glossary of Technical Terms” for the definition of those terms. The estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary and are influenced by several factors including deposit type, deposit shape and mining methods. The Mineral Resource estimates contained in this prospectus may be materially affected by changes to the geological, geotechnical and geometallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data and significant changes to commodity prices, and by environmental permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
Inferred Mineral Resources are subject to significant uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.
ii

Unless the context otherwise requires, all references in this prospectus to “Qualified Person(s)” are to Qualified Persons as defined in S-K 1300. Our disclosure relating to Mineral Resource estimates and exploration results is based on supporting documentation prepared by Qualified Persons. The Sunshine Technical Report Summary has been prepared by Qualified Persons, as described herein.
QUALIFIED PERSONS STATEMENT
The scientific and technical information related to the Sunshine Mine contained in the Sunshine Technical Report Summary and reproduced in this prospectus, including Mineral Resource estimates, capital costs, operational costs and economic analysis information, has been approved and verified by SLR and SRK. Drill hole results from the recent infill and exploration drilling at the Sunshine Mine that are included in this prospectus have been approved and verified by SRK. Both SLR and SRK are Qualified Persons under S-K 1300. Neither SLR nor SRK is affiliated with us or any other entity that has an ownership, royalty or other interest in the Sunshine Mine.
All references to Scout Discoveries Corp. (“Scout”) and the work performed by Scout in this prospectus, including without limitation all scientific and technical information under the heading “Business—Selected Exploration Results from Rock and Soil Geochemical Data” on page 78, have been reviewed and approved by Amanda Irons, who is a Qualified Person under S-K 1300. Ms. Irons is a licensed Certified Professional Geologist (CPG-12166) under the association of the American Institute of Professional Geologists, and is an employee of Scout. Ms. Irons’ employer, Scout, is an affiliate of the Company. Electrum owns approximately 32% of Scout. See “Certain Relationships and Related Party Transactions—Exploration Services Agreement.”
iii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and related notes included elsewhere in this prospectus.
The Company
We are the owner and developer of the permitted Sunshine mine (the “Sunshine Mine”) and permitted silver/copper refinery located one mile north of the Sunshine Mine (the “Sunshine Silver/Copper Refinery”), as well as the associated facilities including a tailings storage facility (the “Sunshine Tailings Storage Facility”) and historical antimony refinery grounds (collectively, the “Sunshine Complex”). The Sunshine Mine is a historic, permitted, large-scale past-producing silver mine in the United States, which historically also produced meaningful quantities of antimony, copper and lead. The Sunshine Mine is one of the highest-grade primary silver resources in the world, with an average diluted silver grade of 1,022 grams per tonne of Indicated Mineral Resources and 776 grams per tonne of Inferred Mineral Resources. When production is restarted, we expect the Sunshine Mine will also be one of the largest silver mines in the United States. We have the major permits required to restart mining, milling and refining operations, and we will not require an environmental impact study to initiate restart of such operations. We do not anticipate issues in maintaining our current permitting status or securing the outstanding and ongoing permits required. A summary of relevant permits and their status is included in Table 17-1 of the Sunshine Technical Report Summary. Our current permits will be subject to normal course updates throughout the construction process. Our mining, milling and refining complex includes substantial installed infrastructure, including approximately $208 million of investments that we have made over the last 16 years to maintain and modernize the Sunshine Complex and to consolidate the highly prospective land package surrounding the Sunshine Mine. We plan to restart operations at the Sunshine Complex in 2028.
Although not currently defined as part of the existing resource or economics, we plan to produce antimony, as well as copper and lead by-products, once operations restart at the Sunshine Mine. The silver-bearing mineralization (tetrahedrite) at the Sunshine Mine has historically contained economic quantities of antimony, as demonstrated by decades of antimony production at the Sunshine Complex, which processed concentrate from the Sunshine Mine and other mines. Antimony production from the Sunshine Complex supported the U.S. war effort during World War II, and between 1953 and 2001, the Sunshine Complex produced over 48.4 million pounds of finished antimony. A potential new antimony facility at the Sunshine Complex (the “Sunshine Antimony Plant”) could allow us to process antimony-bearing concentrate from the Sunshine Mine and toll-process external (third party) antimony-bearing concentrates, which together could provide a pathway for the Sunshine Complex to become one of the most significant centralized hubs for producing refined antimony in North America.
We have commenced early-stage sampling and testing of material from the Sunshine Complex to evaluate for the potential presence and recovery of other critical minerals such as gallium and germanium to support the possible future production of these other critical minerals. Silver, antimony and other critical minerals like copper, lead, gallium and germanium are required in applications with significant relevance to national security, industrial revitalization and energy independence. Silver is the best metallic conductor of electricity and is used in photovoltaic cells, electronics, electric vehicles, sensors and corrosive-resistant welding and, like gold, as a store of value. Antimony is used for munitions production, flame retardants, batteries, semi-conductors and other key defense applications. Copper is essential for electrification and energy transition, while lead is required in energy storage and national defense applications. Gallium is essential for the production of 5G mobile telecommunications infrastructure, data center electronics, LED lights and laser diodes, high-efficiency solar cells and advanced defense and telecom systems, while germanium is essential for the production of fiber optics, infrared optical systems, solar cells and radiation detectors.
Large, primary silver mines are rare, with only approximately 26% of global mined supply coming from primary silver mines in 2025. Additionally, the universe of primary silver companies is small – a reality exacerbated by recent consolidation among public silver mining companies, including Pan American Silver Corp.’s acquisition of MAG Silver Corp. in September 2025, Coeur Mining Inc.’s purchase of SilverCrest in February 2025 and First Majestic Silver Corp.’s acquisition of Gatos Silver in January 2025. Silver supply is largely driven by mined silver production, which accounted for approximately 78% of total silver supply in 2025. Mined supply is sourced primarily from Mexico, China and Peru, which accounted for approximately 49% of global mined supply in 2025, compared to only approximately 4% from the United States.

Although the United States is estimated to contain significant quantities of critical Mineral Resources, decades of foreign outsourcing have created a heavy reliance on other nations, especially China, for processing and supply. Specifically, while China accounted for 13% of global mined silver supply in 2025, it controlled the refining of approximately 60% to 70% of the global supply of silver. Driven by national security and economic security considerations, the United States is now actively working to bolster domestic critical mineral production, create a more favorable permitting environment to make U.S. mining and processing more competitive globally, and reduce its dependence on other nations. Most notably, the U.S. Department of the Interior’s “List of Critical Minerals” serves as a blueprint for the U.S. government’s objective to secure supplies of materials needed for defense, manufacturing and clean energy technologies. Silver was recently added to the list, joining other critical minerals which may also be present at the Sunshine Mine including antimony, copper, lead, gallium and germanium. Inclusion on the “List of Critical Minerals” is significant because it identifies minerals that the U.S. government deems strategically important and may inform federal prioritization for research, permitting, national stockpiling and incentive or funding programs designed to strengthen domestic supply chains.
Principal Asset
Our principal asset is the Sunshine Complex. The Sunshine Antimony Plant, which we may develop depending on the outcome of our anticipated antimony Feasibility Study, would also make up part of the Sunshine Complex. The Sunshine Complex is located in the Coeur d’Alene Mining District (also known as the “Silver Valley”) in Idaho, the most prolific silver district in U.S. history, which hosts many past-producing and currently operating mines along an approximately 12-mile belt. The Silver Valley is a mining-friendly region of the United States with immediate access to transportation, water and low-cost, renewable electricity. The region benefits from favorable mining regulations, an existing skilled labor force, mine suppliers and strong support for mining from the local population and government. We are the largest mineral rights holder in the Silver Valley. We own and control 9,561 hectares of a highly prolific, underexplored and newly consolidated district-scale land package around the Sunshine Mine.
Location of the Sunshine Mine within the United States and the Silver Valley

The Sunshine Mine is estimated to have produced approximately 365 million ounces of silver between its initial production in the early 1900s and the cessation of production in the early 2000s. Over the last five full years of production from 1996 to 2000, the Sunshine Mine produced ore containing 23.0 million ounces of silver, 4.7 million pounds of antimony, 5.7 million pounds of copper and 38.4 million pounds of lead, with average metallurgical recovery of 97%, 97%, 97% and 93%, respectively. We have the major permits required to restart mining, milling and refining operations, and we will not require an environmental impact study to initiate restart of such operations. We do not anticipate issues in maintaining our current permitting status or securing the outstanding and ongoing permits required. A summary of relevant permits and their status is included in Table 17-1 of the Sunshine Technical Report Summary. Our current permits will be subject to normal course updates throughout the construction process.
We expect that, following the contemplated conversion to a dry stack tailings storage facility, the Sunshine Tailings Storage Facility will have sufficient capacity to support tailings production for the entirety of the mine life envisioned in both the Base Case of the Sunshine Technical Report Summary, which envisions a 24-year mine life and assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, and the Indicated Only Case of the Sunshine Technical Report, which envisions a 10-year mine life and assumes the mining of only Indicated Mineral Resources. We are one of the few U.S. mining companies with a vertically integrated mine to mill to refinery platform, enabling potential onsite production of silver eligible for the COMEX global futures and commodities marketplace. Given the limited domestic refining capacity for silver, this integration provides a strategic advantage in supplying U.S.

industrial and investment demand. Additionally, we have all major permits required for antimony production, which could enable us to produce a suite of finished antimony products using antimony feed from the Sunshine Mine and other mines in the United States, which could provide additional revenue opportunities beyond our own mining and milling operations. We are undertaking a Feasibility Study for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery, and we are also undertaking a Feasibility Study for the development of the Sunshine Antimony Plant as part of our technical evaluation ahead of a potential decision to pursue the development of the Sunshine Antimony Plant. In parallel with these Feasibility Studies and based on the results of these Feasibility Studies, we may evaluate external financing alternatives and strategic transactions with respect to the Sunshine Silver/Copper Refinery and the Sunshine Antimony Plant.
The Sunshine Mine includes substantial installed infrastructure, including approximately $208 million of investments that we have made over the last 16 years to maintain and modernize the Sunshine Complex and to consolidate the highly prospective land package around the Sunshine Mine. Notable existing underground development comprises two shafts, three hoists and three adits, which allows multiple paths to access the underground, as well as the flexibility to cost-effectively ramp up production rates if further Mineral Resources are discovered, especially in the highly prospective Upper Country (as defined below) area. The Sunshine Complex also has the Sunshine Tailings Storage Facility, the Sunshine Silver/Copper Refinery, power transmission grids and other fixed equipment, all of which may lower capital costs and timeline to production. In total, we estimate that it would currently cost approximately $600 million to replace this existing infrastructure, and we also believe it could take several years to obtain the requisite permits.
Selection of Existing Underground and Surface Infrastructure

Sterling-Polaris-ConSil Tunnel	Down-Shaft Infrastructure	Hoist Room

Sunshine Silver/Copper Refinery	Sunshine Tailings Storage Facility	Power Grid

The Sunshine Mine is one of the highest-grade primary silver deposits worldwide, with an estimated 103.9 million ounces of Indicated Mineral Resources at average diluted grades of 29.8 ounces per ton and 159.8 million ounces of Inferred Mineral Resources at average diluted grades of 22.6 ounces per ton. The average diluted silver grade of both the Indicated Mineral Resources and Inferred Mineral Resources are approximately double that of other past producing or currently producing mines in the Silver Valley.

Current Sunshine Mine Mineral Resource Estimate(1)(2)(3)(4)(5)(6)(7)(8)(9)(11)(12)

	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kst	opt Ag	Moz Ag	M tonnes	grams per tonne Ag	Moz Ag
Indicated	3,485	29.8	103.9	3.2	1,022	103.9
Inferred(10)	7,061	22.6	159.8	6.4	776	159.8

(1)	The effective date of Mineral Resources for the Sunshine Mine is February 24, 2026.
(2)
The definitions for Mineral Resources in S-K 1300, which are consistent with the classification scheme under the Committee for Reserves International Reporting Standards, were followed for the classification of Mineral Resources.

(3)	All measurements are U.S. standard units or metric units, as indicated.
(4)
Mineable stope optimization volume constrained resources with reasonable prospects for economic extraction are stated as contained within vein estimation domains defined by a cut-off grade of 8.8 opt Ag. The cut-off grade and mineable stope optimization are based on the assumed silver price of $23.50 per ounce and operating cost assumptions, as follows: mining cost of $110.00 per ton, processing cost of $20.85 per ton, general and administrative cost of $7.93 per ton, antimony plant for silver concentrate cost of $14.55 per ton, refining for silver concentrate cost of $16.13 per ton and tailings storage cost of $4.27 per ton. See the table under “The Sunshine Complex—Mineral Resource Estimates.”

(5)
Mineable stope optimization volumes are 9 feet high, 30 feet long, and minimum of 3 feet wide and are flagged by the individual modeled vein volumes. An unplanned mining dilution of 5% is applied for reporting.

(6)	All Mineral Resources are based on a data cut-off date of November 28, 2023, estimated in situ and reported as diluted within mineable stope optimization volume.
(7)
Average bulk density was assigned as 3.02 grams per cubic centimeter (g/cm3) for veins and 2.82 g/cm3 for waste. The equivalent densities in Imperial units are 0.0943 tons per cubic foot (st/ft3) for veins and 0.088 st/ft3 for waste.

(8)	Total metallurgical recovery was assigned at 93% from metallurgical test work and history of mining production.
(9)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves in the future. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

(10)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability.

(11)	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.
(12)	The Sunshine Mine is 100% attributable to SOP (as defined below).
Select Sunshine Mine Core (2025/2026 Infill Drill Program)

South Yankee Boy Vein	C-Fault Vein	10-Vein

36 mineralized veins have been discovered at the Sunshine Mine as of February 24, 2026, of which two veins have been identified since we acquired the Sunshine Mine in 2010. Mineralization is comprised of tetrahedrite, freibergite, galena and sphalerite, with typical gangue minerals of siderite, quartz, pyrite and magnetite. The silver-bearing mineralization (tetrahedrite) at the Sunshine Mine has also historically contained economic quantities of antimony, as demonstrated by decades of antimony production with concentrate from the Sunshine Mine and other mines. Similar to other vein systems in the Coeur d’Alene Mining District, two main vein assemblages are distinguished, which tend to dominate certain areas of the mine: silver-copper-antimony veins and silver-lead veins. Both tetrahedrite and freibergite form one solid solution series or homogeneous mixture of two compounds that have a single crystal structure. However, the freibergite at the Sunshine Mine has antimony substituted into its chemical structure in a higher frequency compared to arsenic, thus making both tetrahedrite and freibergite a strong source of antimony for the Sunshine Mine. The above core photos are illustrative of the intense mineralized veining consistently observed at the Sunshine Mine.
The Sunshine Technical Report Summary presents the results of an Initial Assessment under two mine operating cases: the Base Case, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, and the Indicated Only Case, which assumes the mining of only Indicated Mineral Resources. Our current evaluation and project planning is based on the Base Case of the Sunshine Technical Report Summary. The Base Case of the Sunshine Technical Report Summary is reflective of our current development strategy to undertake additional infill drilling and other technical work prior to the completion of a Feasibility Study and project sanctioning decision. The Indicated Only Case is shown for illustrative purposes in accordance with Subpart 1302(d)(4) of Regulation S-K.
The Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, envisions an initial 24-year mine life and contemplates producing approximately 6.7 million ounces of payable silver per year on average over the first five years of mine life and approximately 5.8 million ounces of payable silver per year on average over the full 24-year mine life at an all-in sustaining cost (“AISC”) (excluding potential copper and lead by-product credits) of $16.26 per ounce of silver produced over the first five years of mine life and $18.81 per ounce of silver produced over the full 24-year mine life. The Indicated Only Case of the Sunshine Technical Report Summary, which assumes the mining of only Indicated Mineral Resources, contemplates producing approximately 3.5 million ounces of payable silver per year on average over the 10-year mine life at an AISC (excluding potential copper and lead by-product credits) of $24.06 per ounce of silver produced over the full 10-year mine life.
Assuming a silver price of $46.36 and operations at full capacity as described in the Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, the Sunshine Mine would generate approximately $311 million in revenue, $230 million in EBITDA and $196 million in operating cash flow on average over the first five years, and approximately $268 million in revenue, $182 million in EBITDA and $153 million in operating cash flow from silver production per year on average over the 24-year mine life. Assuming a silver price of $46.36 and operations at full capacity as described in the Indicated Only Case of the Sunshine Technical Report Summary, the Sunshine Mine would generate approximately $164 million in revenue, $105 million in EBITDA and $97 million in operating cash flow on average over the 10-year mine life.

Sunshine Technical Report Summary – Initial Assessment(1)(2)

	Base Case(3)	Indicated Only Case
Mine Life	24 Years	10 Years
Production Metrics
Mineable Material	7.9 M tons	1.5 M tons
Production Rate	864 tons per day	430 tons per day
Avg. Mined Grade (LOM)	19.0 opt Ag	25.2 opt Ag
Ag Recovery	95.8%	97%
Ag Contained Production (Total | Avg.)	150 Moz Ag | 6.2 Moz Ag	38 Moz Ag | 3.8 Moz Ag
Ag Payable Production (Total | Avg.)	139 Moz Ag | 5.8 Moz Ag	35 Moz Ag | 3.5 Moz Ag
Cost Metrics
Site Operating Costs	$181.38/ton processed	$285.10/ton processed
Mining	$138.29/ton processed	$205.64/ton processed
Processing	$16.73/ton processed	$27.24/ton processed
G&A & Tailings	$26.37/ton processed	$52.21/ton processed
Initial Capital	$286.9 M	$239.6 M
Sustaining Capital (incl. closure)	$560.2 M	$265.3 M
AISC	$18.81 / oz Ag	$24.06 / oz Ag
Financial Metrics(4)
Revenue (LOM | Avg. Annual)	$6,437M | $268M	$1,640M | $164M
EBITDA (LOM | Avg. Annual)	$4,378M | $182M	$1,054M | $105M
Operating Cash Flow (LOM | Avg. Annual)	$3,681M | $153M	$966M | $97M
After-tax NPV5% | IRR	$1,434M | 38.3%	$270M | 21.1%

(1)
Base Case assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources. Indicated Only Case assumes the mining of only Indicated Mineral Resources and is shown for illustrative purposes only in accordance with Subpart 1302(d)(4) of Regulation S-K.

(2)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability. There is no certainty that this economic assessment will be realized.

(3)
Approximately 74% of the tonnage and approximately 68% of the contained silver in the Base Case mine life is Inferred Mineral Resources. Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors that would enable them to be categorized as Mineral Reserves.

(4)	Based on a constant silver price of $46.36/oz Ag in all years of the economic analysis.

Long Section of the Sunshine Mine Core Area & Exploration Target Areas

- Veins average 2,000ft strike length, 6,000ft down dip extension
- All veins are open at depth

Scale:
Sunshine-Polaris
Silver Summit
Coeur d'Alene
Crescent
Jewell Shaft
Sterling-Polaris-Consil Tunnels
West Chance
Chester, GAP, Consil
Silver Summit
CDA Upper
Coeur
Galena
Near Mine Vein Extensions
(Long Section – Six Miles – Looking North)
Legend
Near-Surface or Underexplored Targets (Upper Country)
Near-Mine/Open Vein Extensions
Known Veins
Historic Mine Workings (100+ years of production)

Within the existing “core” area of the Sunshine Mine (the “Sunshine Mine Core Area”), we believe there is significant resource expansion potential in the near-surface or underexplored targets highlighted in yellow coloring above (the “Upper Country”), down-dip and horizontal extensions of current veins which are open at depth and underexplored “gaps” in the primary six-mile strike length corridor. This continuity is further highlighted by preliminary results from our recent infill drilling program which has been focused on testing the C-Fault Vein, the South Yankee Boy Vein and the 10 Vein which lie proximal to the Sterling-Polaris-ConSil tunnel. Information set forth herein regarding exploration results from recent infill and exploration drilling, including information relating to drill results, is not contained in the Sunshine Technical Report Summary but accurately reflects findings and conclusions of SRK.

DDH	Vein	From (m)	To (m)	True Width (m)	Ag (g/t)	Cu %	Pb %	Sb %
FS-ST02	CFault Vein	140.4	142.0	1.5	2,925	2.75	0.13	1.16
	including	140.8	141.1	0.2	8,880	6.41	0.44	3.39
FS-ST03	CFault Vein	143.4	144.0	0.6	297	0.23	0.01	0.09
FS-ST08	CFault Vein	144.3	146.6	2.0	340	0.68	0.31	0.17
FS-ST23	SYBoy	254.1	254.6	0.3	3,909	1.62	0.16	1.17
FS-ST25	SYBoy	283.4	283.9	0.4	307	0.10	0.07	0.08
FS-ST26	CFault Vein	142.5	144.2	1.5	1,076	1.01	0.33	0.43
FS-ST26	SYBoy	246.1	246.3	0.2	1,954	0.73	0.28	0.57
FS-ST26	NYBoy	248.2	248.7	0.3	3,607	1.56	0.06	1.18
	including	248.6	248.7	0.1	7,989	3.32	0.07	2.57
FS-ST10	CFault Vein	188.9	190.0	0.7	3,429	1.17	0.01	0.87
	including	189.7	190.0	0.2	13,783	4.53	0.01	3.46
FS-ST11	CFault Vein	204.5	205.8	1.1	3,553	1.51	0.00	1.01
	including	205.4	205.6	0.1	23,931	10.40	0.01	6.76
FS-ST15	CFault Vein	221.1	221.3	0.1	1,341	0.73	0.09	0.48
FS-ST18	CFault Vein	195.1	195.2	0.1	1,299	0.60	6.79	0.46
FS-ST19	CFault Vein	219.6	220.9	1.1	453	0.33	1.48	0.17
FS-ST21	CFault Vein	213.7	214.6	0.7	915	0.38	0.01	0.27
FS-ST22	SYBoy	245.7	245.8	0.1	4,766	1.71	0.12	1.31

DDH	Vein	From (m)	To (m)	True Width (m)	Ag (g/t)	Cu %	Pb %	Sb %
FS-ST27	CFault Vein	143.4	144.9	1.5	340	0.84	0.02	0.16
FS-ST27	SYBoy	249.3	250.9	1.5	459	0.16	0.09	0.13
FS-ST29	CFault Vein	215.9	216.3	0.3	9,209	2.82	0.14	2.25
FS-ST29	SYBoy	233.2	234.2	1.0	439	0.09	1.60	0.08
FS-ST30	CFault Vein	155.8	156.5	0.7	3,142	1.70	4.32	0.85
FS-ST31	SYBoy	208.3	209.1	0.7	1,748	0.38	0.03	0.32
FS-ST33	CFault Vein	174.5	174.7	0.2	651	0.27	6.90	0.20
FS-ST34	CFault Vein	163.4	164.1	0.6	2,548	1.33	0.06	0.74
FS-ST35	SYBoy	218.5	220.1	1.5	1,463	0.34	0.45	0.29
	including	219.9	220.1	0.1	7,954	1.65	0.78	1.39
FS-ST36	CFault Vein	172.1	174.0	1.8	1,976	0.87	0.45	0.55
	including	172.9	173.0	0.1	9,600	3.66	0.01	2.65
FS-ST37	CFault Vein	183.1	183.2	0.1	1,402	1.16	0.12	0.51
FS-ST37	SYBoy	220.7	222.0	1.3	939	0.23	0.29	0.20
	including	221.9	222.0	0.1	6,960	1.76	2.28	1.51
FS-ST38	CFault Vein	211.9	212.5	0.4	3,032	2.24	0.50	1.26
	including	211.9	212.2	0.2	4,149	3.24	0.89	1.70
FS-ST39	CFault Vein	151.8	151.9	0.1	1,313	1.12	0.16	0.56
FS-ST40	CFault Vein	144.8	146.0	1.2	3,432	1.68	0.05	1.14
	including	144.8	144.9	0.2	22,560	10.60	0.11	7.46
FS-ST40	SYboy	205.0	205.1	0.1	6,000	1.51	0.19	1.22
FS-ST42	SYBoy	226.3	228.1	1.7	3,093	0.76	0.00	0.63
	including	226.3	226.9	0.5	4,423	1.03	0.01	0.91
	including	227.8	228.1	0.2	12,069	3.02	0.01	2.40
FS-ST42	NYBoy	231.9	232.4	0.5	1,847	0.60	0.06	0.40
FS-ST41	SYBoy	217.9	218.7	0.7	2,966	0.65	0.37	0.50
FS-ST43	SYBoy	214.6	214.9	0.3	1,855	0.59	0.18	0.45
FS-ST44	SYBoy	214.1	217.6	3.4	345	0.10	0.03	0.07
FS-ST45	SYBoy	222.0	222.2	0.2	651	0.17	0.49	0.14
FS-ST46	SYBoy	225.1	226.8	1.7	759	0.31	0.08	0.23
FS-ST48	CFault Vein	216.6	216.9	0.3	2,136	1.62	0.03	0.84
FS-ST50	TBD	224.0	224.8	0.4	460	0.22	0.03	0.17
FS-ST51	10Vein	122.7	123.3	0.4	12,240	3.67	0.56	2.48
FS-ST53	NYBoy	281.0	281.6	0.5	562	0.29	0.20	0.23
FS-ST60	10Vein	104.3	112.5	5.3	566	0.25	4.51	0.19
	including	105.0	106.7	1.1	1,969	0.87	11.91	0.67
FS-ST61	10Vein	124.7	132.3	3.8	518	0.11	10.98	0.11
FS-ST62	10Vein	103.0	105.6	1.3	332	0.02	14.12	0.04
FS-ST63	10Vein	66.8	67.1	0.2	1,083	0.20	24.40	0.20
FS-ST64	New	178.5	179.6	1.1	319	0.21	1.01	0.16
FS-ST64	10Vein	183.6	184.3	0.6	403	0.02	15.63	0.05
FS-ST65	10Vein	97.7	98.6	0.6	193	0.10	0.33	0.07
FS-ST66	10Vein	139.5	140.7	0.9	684	0.02	23.12	0.08
FS-ST67	10Vein	139.0	139.8	0.8	1,173	0.11	42.40	0.17
FS-ST69	10Vein	123.2	123.9	0.5	1,894	0.73	26.37	0.59
FS-ST69	SYBoy	203.2	203.6	0.3	617	0.19	0.08	0.16
31-2501	New	127.9	129.4	1.2	2,359	0.60	0.02	0.54
31-2501	New	134.1	134.2	0.1	1,104	0.34	0.09	0.28
FS-ST58	10Vein	138.8	139.8	0.3	959	0.10	32.35	0.14
FS-ST58	NYBoy	226.6	228.1	1.1	237	0.05	0.04	0.05

DDH	Vein	From (m)	To (m)	True Width (m)	Ag (g/t)	Cu %	Pb %	Sb %
FS-ST59	10Vein	118.3	118.5	0.1	861	0.29	6.79	0.23
FS-ST59	NYBoy	218.9	219.1	0.1	758	0.04	23.10	0.11
FS-ST59	SYBoy	221.3	222.6	1.0	681	0.14	0.09	0.13
FS-ST71	10Vein	140.8	140.9	0.1	32,331	16.50	12.80	11.10
FS-ST71-A	10Vein	140.3	140.5	0.2	5,417	2.73	0.41	2.08

Beyond the Sunshine Mine Core Area, we believe there is significant opportunity for new discovery across our highly prospective, underexplored and newly consolidated district-scale land package in the Silver Valley, which has seen little modern-day exploration. In 2024, we engaged Scout to evaluate the exploration potential of our broader land package and to develop a systematic district-scale exploration roadmap. Scout’s work included a 2024 desktop review of historic exploration data followed by a 2025 reconnaissance fieldwork program comprising geologic observations and geochemical sampling across the South Sunshine, Pine Creek and Rock Creek areas of our land package, including 322 man-days of field work, 128 rock samples and 2,935 soil samples. Overall results of this program include the identification of drill-ready targets at the Pine Creek and Rock Creek areas. Scout is an affiliate of the Company. See “Qualified Persons Statement.”

Silver Industry Overview
Metal Overview
Silver is a precious metal occurring naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc. It is widely used in both industrial applications and as an investment asset. Unlike many other commonly mined major metals, approximately 74% of mined silver supply is delivered as a by-product from the mining of other metals. This makes primary silver deposits of scale, like the Sunshine Mine, rare.
Silver’s distinct physical and chemical properties drive diversified and growing industrial demand for silver, including from applications in artificial intelligence (“AI”). Silver is the best metallic conductor of electricity, and its sensitivity to and high reflectance of light, along with its strength and ability to withstand extreme temperature changes, restrict silver’s substitution in most applications.
Silver has also been used throughout much of human history as a store of value. As an investment asset, silver is viewed as an attractive hedge against inflation or devaluation of fiat currencies, and as a risk-off asset during times of economic or geopolitical uncertainty.
Demand Side
Industrial demand accounted for approximately 58% of total silver demand in 2025, according to the Silver Institute’s “World Silver Survey 2026” report. Industrial demand for silver is expected to increase by 17% by 2032 over 2026 levels, according to the “Silver 10-Year Projections” report published by CPM Group in June 2025 (the “CPM Silver Data Report”).

Silver is essential in solar panels, superconductors and personal electronics due to its conductivity and temperature-resistance. Photovoltaic cells rely on silver to optimize energy output, while electric vehicles use silver in sensors, wiring and control modules. Silver is also used in energy storage.
Demand for silver from solar applications has accelerated in recent years, given solar’s key role in the transition to green energy. Additionally, increased volatility in the global energy markets due to armed conflicts and geopolitical uncertainty have historically driven up demand for alternative energy sources, such as solar, that are less vulnerable to global supply chain disruptions. As a result, we believe current energy security dynamics may accelerate demand for silver. We expect other emergent themes, including AI, nano silver, biocides and other applications to continue driving industrial demand growth for silver.
Silver is an essential component used in technology driving the energy transition and in most consumer electronics. Silver’s diversified industrial uses contribute to demand resilience, and because most applications require only small quantities of metal, substitution is limited and industrial demand has historically been relatively price inelastic.
Forecast Industrial Demand for Silver

Source: CPM Silver Data Report
Silver has also served as a safe haven asset, a portfolio diversifier and a form of currency with no default risk for approximately 4,000 years. We expect investment demand for silver to continue rising, as it has historically grown during periods of sustained geopolitical, macroeconomic and financial risks, and devaluation of fiat currencies. 2025 demonstrated silver’s utility as an investment asset, with signs of increasing institutional demand. Against the current geopolitical and macroeconomic backdrop, and given the under-ownership of silver in current institutional portfolios relative to gold and other real assets, we believe there is substantial runway for investment demand growth.
Supply Side
Silver supply is largely driven by mined silver production, which accounted for approximately 78% of total silver supply in 2025. Mined supply is sourced primarily from Mexico, China and Peru, which collectively accounted for approximately 49% of global mined supply in 2025, compared to only approximately 4% from the United States. China, the world’s third-largest silver producer in 2025, added silver to its critical minerals list and introduced new regulations in October 2025 establishing qualification and review requirements for enterprises exporting silver during 2026 and 2027, reflecting heightened government oversight of silver exports from a major producing jurisdiction. While the ultimate impact of this policy on global silver supply and pricing remains uncertain, any restrictions or delays in exports from China (which accounted for approximately 13% of silver supply in 2025) could further constrain global silver availability.
Mined supply has been in a declining trend since 2016 due to reserve depletion, declining ore grades, limited new discoveries and a long period of under-investment in new capacity. Annual additions to silver mining capacity in near-term mine development projects fell 80% between 2013 and 2024, and only approximately 26% of global mined supply in 2025 came from primary silver mines. Due to the by-product nature of most mined silver, project sanctioning decisions that would increase silver supply often depend on the economics of other metals being mined, instead of the underlying fundamentals of the silver market, thereby reducing supply-side response to growing silver demand.
Pricing and Outlook
The silver market remains in a supply deficit. This dynamic creates a highly supportive structural backdrop for spot silver prices and an attractive opportunity for silver explorers and producers.
Silver prices rose sharply in 2025, from $29.56 per ounce on January 2, 2025 to approximately $72.15 per ounce on December 31, 2025, representing an increase of approximately 144%, and have remained strong in 2026. The current spot price of silver was $81.13 per ounce as of May 8, 2026, as per APMEX. The silver supply deficit, combined with macroeconomic factors such as declining interest rates, inflation, geopolitical uncertainty and devaluation of fiat currencies, provides additional tailwinds for potential further price appreciation. While higher silver prices can positively affect the economics of silver exploration and development projects, silver prices are volatile and subject to significant fluctuations based on macroeconomic, monetary and geopolitical factors.
Antimony Industry Overview
Antimony is recognized as a critical mineral in the United States, European Union (“EU”), Japan and Australia. Its unique chemistry makes it essential in defense and several civilian supply chains. As of 2024, China accounted for 43% of global antimony mine production and hosted 90% of the world’s antimony smelting capacity, according to the Argus Report. In response to China’s export controls and escalating geopolitical tensions, there is increased interest in developing domestic supply chains for antimony in the United States and Europe. Elevated antimony prices outside of China and domestic protectionist policies in the United States and Europe are expected to create significant opportunity for domestic antimony suppliers, underscoring both the strong strategic and industrial logic behind the potential development of the Sunshine Antimony Plant.
Metal Overview
Antimony is a brittle, silvery metalloid mainly found in the form of stibnite. Most current production of antimony comes from quartz-stibnite veins and replacement deposits, with antimony extracted both as a primary product and as a by-product of mining operations. Antimony trisulfide is commonly used in military applications such as ammunition and explosives, as well as in flame retardants and semiconductors. The U.S. Army aims to establish a “ground-to-round” domestic supply chain for antimony trisulfide. According to the Argus Report, more than 300 types of munitions rely on this compound.
Demand Side
Global Antimony Demand by End Use (tonnes)

Source: Argus Report
According to the Argus Report, 45% of global antimony demand in 2024 was driven by the use of antimony as a flame retardant in construction materials, plastics, textiles and electrical or electronic components, including for wiring in data centers. In defense applications, antimony-based flame retardants are built into uniforms, vehicle interiors, cables and components where fire resistance is a mission-critical safety requirement. An additional 23% of global antimony demand in 2024 was for metallurgical alloys (with wide-ranging applications from their use in lead-acid batteries to increasing hardness in ammunition) and an additional 16% of antimony demand in 2024 was driven by solar glass and ceramics (driven by ongoing expansion in the solar photovoltaic sector in recent years). Antimony is also used in semiconductor doping, compound semiconductors, energy storage and polyester catalysts, among other applications.
Global antimony demand is expected to increase by 35% from 170 kilotonnes in 2024 to approximately 230 kilotonnes by 2040 according to the Argus Report. The United States is a major consumer, mainly importing antimony oxides. U.S. net imports of antimony oxides have risen sharply in recent years. A growing area of demand in the United States is expected to come from data centers being built for the growth in AI technology as wiring systems for these applications require flame retardants.

According to the Argus Report, mature, industrial applications are expected to sustain current demand for antimony, but technological innovation in photovoltaics and battery chemistries, growing data center capacity, as well as expanding military budgets, are expected to drive future demand growth.
Supply Side
China, Myanmar, Tajikistan and Russia accounted for 81% of global antimony mine production in 2024, with China accounting for 43% of global antimony mine production and hosting 90% of the world’s antimony smelting capacity, according to the Argus Report. With this market structure, global antimony supply is characterized by persistent tightness and volatility, driven by resource depletion in major producing countries, Chinese export controls and geopolitical factors. Production has lagged demand in recent years, and this supply deficit is expected to continue in coming years for U.S. and Western importers if Chinese supply restrictions persist and additional ex-China capacity from new projects is not added.
China implemented export restrictions on antimony in September 2024, requiring companies to obtain export licenses from the commerce ministry. These controls were expanded in December 2024 to include an outright ban on exporting “dual-use” items like antimony to U.S. military users or for military purposes. On November 9, 2025, China suspended its U.S. export ban on antimony. However, Chinese antimony exports remain subject to dual-use controls and U.S. importers still need to navigate China’s export licensing system, which is considered a significant regulatory hurdle. These restrictions and, more broadly, sustained geopolitical tensions, have catalyzed U.S. and Western efforts towards diversification and re-shoring of critical mineral supply chains.
While the United States has antimony reserves, no mines have been active since 1992, and the country relies heavily on imports. U.S. Antimony Corporation (“USAC”) is the only significant operating processor of antimony products in the United States, and according to USAC’s company filings, it currently supplies approximately 4% of U.S. demand for antimony oxide products. USAC is reopening a mine in Montana and has leased mineral rights in Alaska, while Perpetua Resources Corp. is developing the Stibnite gold-antimony project in Idaho. The U.S. government has been highly supportive of domestic antimony production efforts, and we expect it to remain so in the foreseeable future.
We are progressing design and planning for the Sunshine Antimony Plant with a potential nameplate annual capacity of up to 34.5 million pounds (15.6 kilotonnes) of finished antimony. Based on forecasts of global antimony demand from the Argus Report and assuming U.S. demand growth matches global demand growth, we believe U.S. demand for antimony will be approximately 59 million pounds by 2030. If the contemplated nameplate annual capacity of 34.5 million pounds (15.6 kilotonnes) is achieved, the Sunshine Antimony Plant could supply up to 60% of U.S. demand using antimony-bearing concentrate from the Sunshine Mine, as well as from third party sources. We believe we are strategically well-positioned to supply the U.S. market.
Pricing and Outlook
In 2024 and 2025, Chinese export controls led to a surge in antimony prices outside China. U.S. and European antimony metal prices increased by approximately 350% between April 2024 and June 2025, when prices peaked just above $60,550 per tonne in the United States and $60,700 per tonne in Europe. Despite moderating in the second half of 2025, antimony prices in the United States and Europe remain meaningfully higher than historical levels.
Antimony prices outside China are expected to remain elevated due to tightening supply and rising strategic demand, according to the Argus Report, which projects that U.S. antimony prices will reach $48,000 per tonne in 2030 and $60,500 per tonne in 2040, representing a significant premium over historically prevailing prices.

U.S. Antimony Price Forecast
(Antimony min 99.65% CIF US) ($ per tonne)

Source: Argus Report
We believe domestic production from Idaho will benefit from this strong price environment and command a strong premium over Chinese production, especially in guaranteed long-term offtake contracts with defense, critical infrastructure and potentially original equipment manufacturer customers in the United States. According to the base case of the Argus Report, antimony prices in Europe are expected to maintain their current levels in 2026 (approximately $40,000 per tonne) and then match the China price forecast at a 75% premium, while U.S. prices are projected to hold a 2% premium over Europe.
We believe long-term market structure and geopolitical trends have converged to create a conducive environment for the potential antimony restart project at the Sunshine Complex, affording us strong prospects for attractive long-term pricing, contracted offtake and upside optionality if export controls tighten further. We believe antimony has transitioned from a niche minor metal to a strategic specialty where credible U.S. producers can expect durable pricing power while addressing a key strategic security need.
Business Strengths and Competitive Advantages
Highly experienced management team and Board of Directors
We have an experienced management team with a track record of successfully identifying and developing mineral discoveries. Our management team possesses deep experience in the Silver Valley, and demonstrated capabilities across mine development and operations, engineering and safety and permitting and land management. See “Management.”
The Company is led by Heather White, our Chief Executive Officer, who is a recognized leader in the global mining industry with a proven track record of achievements. Ms. White is a seasoned mining engineer, developer, operator and executive with 30 years of experience. She has held senior management roles at mining companies such as Inco Limited, Voisey’s Bay mine, Vale S.A., NOVAGOLD Resources Inc. and Nickel Creek Platinum Corp.
André van Niekerk, our Chief Financial Officer, is an accomplished corporate officer with more than 25 years of mining industry experience in financial strategy, capital markets, corporate governance and operational excellence. Mr. van Niekerk previously served as Chief Financial Officer of Gatos Silver, Nevada Copper Corp. and Golden Star Resources Ltd.
Michelle Shepston, our General Counsel and Secretary, is an experienced executive with over 25 years of expertise in corporate and securities law, mergers and acquisitions, equity and debt transactions, compliance, risk management and corporate governance. Ms. Shepston previously served as an executive vice president and general counsel and secretary of Hoonigan and DMC Global Inc.
Tom Henderson, our General Manager, is a mining engineer with more than 40 years of experience in underground and open-pit mining, including roles ranging from miner to Chief Operating Officer. Mr. Henderson has developed and operated mines in the United States (Idaho, Nevada and Alaska) as well as globally. Mr. Henderson has previously held positions in several mines in the Silver Valley, along with numerous outside projects including at the Grasberg, Goldstrike and Kensington mines.
Nick Furlin, our Technical Services Manager, is an experienced geologist and technical services management professional with 20 years of experience working in the Silver Valley, including 16 years at Hecla’s Lucky Friday mine.

Mr. Furlin helped develop the revolutionary “Underhand Closed Bench” mining method, which is a specialized underground mining technique used to improve safety and productivity compared to conventional techniques.
Our Board of Directors also comprises senior mining and financial executives with career backgrounds at notable mining companies and global experience in mineral exploration, development and mining. See “Management.”
We believe that the specialized skills and knowledge of our management team and Board of Directors enhance our ability to create value from the restart of the Sunshine Mine and through other opportunities, such as antimony processing on-site and exploration of our highly prospective, newly consolidated, district-scale land package around the Sunshine Mine.
The Sunshine Mine is one of the highest grade primary silver deposits globally, with average diluted silver grades approximately double that of other past producing or currently producing mines in the Silver Valley
The Sunshine Mine is one of the highest-grade primary silver deposits worldwide. As of February 24, 2026, known resources at the Sunshine Mine include Indicated Mineral Resources of 3.5 million tons in mineralized material at an average diluted silver grade of 29.8 ounces per ton, containing 103.9 million ounces of silver, and Inferred Mineral Resources of 7.1 million tons in mineralized material at an average diluted silver grade of 22.6 ounces per ton, containing 159.8 million ounces of silver. Our resources are reported after factoring in mining dilution, meaning the grade of silver is representative of the estimated grade of material that will enter our milling facility.
A high concentration of silver signifies that more metal can be produced for every tonne of mineralized material mined and processed, which results in lower costs and higher margins.
The geological formation that hosts our silver resources is similar to that of other nearby deposits and operations in the Silver Valley. Our silver-bearing veins are of similar width to other operating assets in the Silver Valley with the same ore bearing minerology, but the average diluted silver grade of both the Indicated Mineral Resources and Inferred Mineral Resources at the Sunshine Mine are approximately double that of other past producing or currently producing mines in the Silver Valley.

Global High-Grade Silver Assets – Average Diluted Silver Grade of Measured Mineral Resources &
Indicated Mineral Resources (grams per tonne)(1)(2)(3)

Global High-Grade Silver Assets – Average Diluted Silver Grade of Inferred Mineral Resources (grams per tonne)(1)(2)

(1)	Source: Company Filings.
(2)
Top 15 highest grade active primary silver assets globally excluding Russia. Includes projects with contained Measured Mineral Resources and Indicated Mineral Resources of at least 45 million ounces of silver and contained Inferred Mineral Resources of at least 5 million ounces of silver.

(3)
Measured Mineral Resources and Indicated Mineral Resources are inclusive of Mineral Reserves where applicable. Shown on a silver basis only (only illustrates silver grams per tonne of mineralized material, or ore, where applicable; excludes other commodities that also may be present).

Large-scale, long-life silver production plan with attractive cost profile providing strong exposure to the compelling silver market backdrop
The Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, contemplates producing approximately 6.7 million ounces of payable silver per year on average over the first five years of mine life and approximately 5.8 million ounces of payable silver per year on average over the full 24-year mine life, which would make it the second largest primary silver mine in the United States and would represent roughly 16% of the 35.7 million ounces of silver produced in the United States during 2025, according to the Silver Institute’s “World Silver Survey 2026” report. The Indicated Only Case of the Sunshine Technical Report Summary contemplates producing approximately 3.5 million ounces of payable silver per year on average over the 10-year mine life. Based on the Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, AISC is expected to average $18.81 per ounce of silver produced (excluding potential copper and lead by-product credits), significantly below the current spot price of silver ($81.13 per ounce as of May 8, 2026, as per APMEX) and in the second-lowest quartile of global assets with silver production co-product AISC curve. Based on the Indicated Only Case of the Sunshine Technical Report Summary, which assumes the mining of only Indicated Mineral Resources, AISC is expected to average $24.06 per ounce of silver produced (excluding potential copper and lead by-product credits).
Current Co-Product Silver AISC Cost Curve ($/oz Ag Co-Product)(1)(2)(3)(4)

(1)	Source: S&P Capital IQ Pro.
(2)	Based on global (excluding Russia) 2024 actual cost curve as provided by S&P Global.
(3)	Includes all mines with reported silver production in the calendar year 2024, excluding operations with less than 500,000 ounces of silver production.
(4)	Figures are displayed on a co-product basis and are calculated by S&P Global in which costs are shared according to revenue value splits of the metals in each product.
We have strong leverage to silver: the Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, estimates the after-tax net present value (“NPV”) of the Sunshine Mine to be $1.4 billion, based solely on silver revenues, assuming a $46.36 per ounce silver price and a 5% discount rate, the prevailing industry standard discount rate for evaluating precious metals projects in North America. According to the Sunshine Technical Report Summary, increasing the assumed silver price to $60.27 per ounce and $80.00 per ounce would increase the after-tax NPV to $2.2 billion and $3.2 billion, respectively, in the Base Case, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources. The Indicated Only Case of the Sunshine Technical Report Summary, which assumes the mining of only Indicated Mineral Resources, estimates the after-tax NPV of the Sunshine Mine to be $270 million, based solely on silver revenues, assuming a $46.36 per ounce silver price and a 5% discount rate, the prevailing industry standard discount rate for evaluating precious metals projects in North America. These after-tax NPVs do not account for potential contributions from copper and lead, as well as antimony and other critical minerals, or any potential resource expansion resulting from additional exploration. Additionally, we do not currently have any commodity hedging, offtake agreements or debt in place that would limit economic exposure of the Sunshine Mine to the attractive silver market.

After-Tax Sensitivity Analysis – Sunshine Technical Report Summary

	Base Case(1)(2)			Indicated Only Case(1)
Variance	Silver Price	NPV5%	IRR	Silver Price	NPV5%	IRR
(%)	($/oz)	($ in millions)	(%)	($/oz)	($ in millions)	(%)
100%	$46.36	$1,434	38.3%	$46.36	$270	21.1%
130%	$60.27	$2,173	49.0%	$60.27	$524	31.7%
173%	$80.00	$3,220	61.5%	$80.00	$878	43.2%

(1)
Base Case assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources. Indicated Only Case assumes the mining of only Indicated Mineral Resources and is shown for illustrative purposes only in accordance with Subpart 1302(d)(4) of Regulation S-K.

(2)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability. There is no certainty that this economic assessment will be realized.

We believe the strong fundamentals of the Sunshine Mine provide scaled, long-term exposure at an attractive cost structure to a robust silver market that is benefiting from resilient and secular trends. Industrial demand for silver as a critical mineral with key applications in photovoltaics, energy storage and electronics continues to increase, while investment demand for silver as a store of value is also beginning to accelerate. Despite robust and growing industrial and investment demand, the supply side remains constrained and in persistent deficit.
Existing underground and surface infrastructure allows rapid return to operations and low capital costs
The Sunshine Complex has well-established infrastructure in place. We estimate that it would currently cost approximately $600 million to replace this existing infrastructure (which includes shaft and adit access to the deposit, mobile underground equipment and various components of surface infrastructure related to mineral processing and tailings disposal), and we also believe it could take several years to obtain the requisite permits. Since the Sunshine Complex was acquired by Electrum in 2010, approximately $208 million has been invested to consolidate, maintain in good-standing and modernize it in preparation for restarting operations. This included dewatering, redevelopment of the existing underground works with ventilation infrastructure, upgrades to and acquisition of mobile underground mining equipment, as well as the Sunshine Tailings Storage Facility. This installed asset base provides us with a significant head start in restarting operations and materially reduces the amount of capital required for us to achieve production relative to a new project without existing infrastructure. As a result, our capital intensity, representing the investment required per ounce of new silver production, compares favorably relative to other large scale silver projects.
Potential to become a major integrated antimony and critical mineral mining and refining hub in the United States
Antimony is a critical mineral required for the national security of the United States. Antimony has many end-use applications with national security relevance including munitions production, flame retardants, batteries and semiconductors. Today, the U.S. supply of upstream and processed antimony is heavily dependent on imports, much of which have historically originated from China, Russia and Tajikistan. In August 2023, China, the world’s largest producer of antimony, announced export restrictions on antimony, and an export ban to the United States went into effect in December 2024. U.S. antimony prices rose from approximately $12,948 per ton in January 2024 to $44,800 per ton in November 2025 according to the Argus Report. In November 2025, China paused its ban on exports of gallium, germanium and antimony and related end-use items to the United States until November 2026. Although this represents a de-escalation of trade tensions between the two countries, the three metals are still subject to broader export controls requiring licenses from the Chinese government, and uncertainty remains for future supply disruptions.
Recent geopolitical tensions have highlighted China’s dominance in the production and refining of antimony and other critical minerals. To reduce this strategic imbalance and dependence on foreign supply chains, the U.S. government has announced several initiatives to secure and strengthen domestic supply of critical minerals. Between July 2025 and November 2025, the U.S. government publicly announced approximately $6 billion of direct and indirect investments of both equity and debt into U.S. mineral projects.
We believe a restart of mining/milling operations at the Sunshine Complex and developing the Sunshine Antimony Plant, along with refurbishing, constructing and restarting the Sunshine Silver/Copper Refinery, can significantly help address the U.S. supply chain gap for antimony and potentially other critical minerals including gallium and germanium. We are progressing design and planning for the development of the Sunshine Antimony Plant with a potential nameplate annual capacity of up to 34.5 million pounds of finished antimony. Based on forecasts of global antimony demand from the Argus Report and assuming U.S. demand growth matches global demand growth, we believe U.S. demand for antimony will be approximately 59 million pounds by 2030. If the contemplated nameplate annual capacity of 34.5 million pounds is achieved, the Sunshine Antimony Plant could supply up to 60% of U.S. demand using antimony-bearing concentrate from the Sunshine Mine, as well as from third party sources. Any ability to sell antimony by-product and process third-party antimony feed would generate additional revenue.
The historic Sunshine Mine was a primary producer of antimony in the United States between 1953 and 2001, and we have maintained all major permits required to develop an antimony refinery on site. These existing permits enable the development of the Sunshine Antimony Plant with the ability to process antimony-bearing concentrate from the Sunshine Mine and from other third-party mines in the United States, thereby potentially delivering one of the only critical mineral mining and refining hubs of scale in the United States.
In 2025, Samuel Engineering completed a Class 5 Study for the Sunshine Antimony Plant which evaluated a plant with the annual capacity to produce up to 34.5 million pounds of antimony, based on 100 tons per day of antimony concentrate, at an estimated capital cost of approximately $150 million. We are undertaking a Feasibility Study for the development of the Sunshine Antimony Plant as part of our technical evaluation ahead of a potential decision to pursue the development of the Sunshine Antimony Plant and, in parallel with the Feasibility Study and based on the results of the Feasibility Study, we may evaluate external financing alternatives and strategic transactions with respect to the Sunshine Antimony Plant.
The existence of antimony at the Sunshine Mine (as demonstrated by decades of historical mining), in addition to our permitted status for a future antimony refinery of scale with the ability to process third-party antimony feed, differentiates us from other antimony producers, and we may also be able to process other critical minerals such as germanium and gallium in the future. Permitting represents a key constraint for similar developments in the United States and peer nations, giving us an advantage in potential downstream diversification.
To further expand our potential capacity to refine critical minerals at the Sunshine Complex, we are investigating and testing methods to extract additional critical minerals, such as germanium and gallium, both of which were historically present in ore from the Sunshine Mine. Assays of recent drill intercepts and tailings samples have shown meaningful quantities of germanium and gallium, as well as other critical minerals. If an adequate method is found to deliver cost-efficient extraction and purification of these critical minerals, we may integrate the requisite technology into the refining operations we are developing, with the potential to generate additional revenue from such critical minerals. However, SLR and SRK have not estimated antimony, copper, lead, gallium or germanium Mineral Reserves or Mineral Resources, and we may not be able to demonstrate reasonable prospects for economic extraction of these by-products or other critical minerals. See “Risk Factors—Risks Related to Our Business and Industry—We are dependent on the Sunshine Mine for our future operations. The Sunshine Mine does not currently have any Proven Mineral Reserves or Probable Mineral Reserves, or any antimony, copper, lead, gallium or germanium reserves or resources, as defined under S-K 1300.”
Near-mine and district-wide exploration targets provide opportunities for significant resource discovery and growth beyond existing mine plan
Within the Sunshine Mine Core Area, we see significant resource expansion potential in the Upper Country, including down-dip and horizontal extensions of current veins which are open at depth and underexplored “gaps” in the primary six-mile strike length corridor. The Sunshine Mine has several underexplored veins in the Sunshine Mine Core Area, each of which holds the potential to be as prolific as the historic Sunshine Vein and Chester Vein, each of which is reported to have produced over 90 million ounces of silver while in production according to the Sunshine Technical Report Summary. Within our core land package, the existing mineralization system is open along strike eastward and at depth.
We believe the defined, near-surface veins of the Upper Country, along with other areas that have not yet been explored or tested, offer the potential to support expanded Mineral Resources, annual production and a longer mine life. The historic discovery and development of high-grade veins at depth diverted attention from the Upper Country and other areas surrounding the Sunshine Mine, leaving large gaps of underexplored ground. Vein systems in the Coeur d’Alene Mining District typically produce a series of parallel veins, many of which, in the Upper Country, have not been defined but have been previously identified, suggesting the potential to discover and define additional veins.

Ongoing exploration work suggests additional resource potential beyond the current Indicated Mineral Resources and Inferred Mineral Resources in our highly prospective, newly consolidated, district-scale land package around the Sunshine Mine. Since 2010, we have expanded our land position from 2,400 hectares to 9,561 hectares. Consolidated ownership and control of this highly prolific district provides us with exceptional blue-sky exploration upside.
In March 2026, Scout prepared an exploration roadmap for our land package based on review of historical data followed by reconnaissance field work, geologic observations and geochemical sampling. Scout’s recommended next steps contemplate detailed mapping and systematic soil geochemistry along with an initial 15,000-meter surface drilling program targeting high priority areas of our land package. We believe this roadmap provides a disciplined framework to prioritize capital toward high priority targets to support potential Mineral Resource growth. According to Scout, the combination of historic production, extensive vein development and limited on-strike testing through March 2026 indicates that substantial discovery potential remains for new silver, base metals and antimony, both adjacent to and beyond known mineralization.
We believe the exploration targets near the Sunshine Mine and across the broader land package could materially increase our Mineral Resource base, extend our mine life and expand annual production. Accordingly, we intend to explore the Upper Country and other areas surrounding the Sunshine Mine with a sustained exploration program deploying multiple drill rigs.
Geopolitically safe and attractive, established mining region
The Sunshine Complex is located in the Silver Valley in Idaho in the United States. The United States is broadly recognized as a geopolitically stable and safe jurisdiction with a strong rule of law, and Idaho is a mining-friendly region, with a long history of successful mineral development and operations.
As widely reported, there has been an increase in resource nationalism globally. With rising demand for precious metals and critical minerals, governments in certain regions have tightened control over, and fiscal take from, mining assets. We believe resource nationalism will continue, enhancing the relative attractiveness of investments in precious metals and critical minerals producers and developers in high quality jurisdictions, like the United States, which offer regulatory stability, respect for property rights, transparent governance and predictable legal and fiscal frameworks.
Based on the Fraser Institute’s 2025 survey of global mining and exploration companies ranking jurisdictions to the extent public policy factors encourage or are not a deterrent to mining investment, Idaho ranks amongst the top ten most attractive jurisdictions for mining investment in the United States, and, on a global basis, amongst the top ten based on taxation regime, socioeconomic agreements/community development conditions, and labor regulations. The mining industry in the Silver Valley also enjoys strong local and state government support and benefits from significant local community involvement and compelling geological prospectivity. With its history as one of America’s most prolific silver districts, the Sunshine Complex’s attractive location within the Silver Valley affords it access to strong infrastructure, such as low-cost hydroelectric power, road, rail and airport logistics, as well as an experienced local labor force.
Demonstrated environmental track record and stated objective to prioritize community empowerment and responsible development
We integrate innovative technology, safety, environmental care and strong community partnerships into every aspect of our operations. We have a long record of compliance with applicable environmental laws and permits. Investments in zero-liquid-discharge water technology, tailings rehabilitation and modernized environmental systems reflect a proactive approach to sustainability and the protection of the Idaho Silver Belt. We are currently in partnership with the Bureau of Land Management and the U.S. Forest Service on habitat restoration, campground clean-ups and debris removal from streams. We also possess the major permits required to restart mining, milling and refining operations including a multi-sector general permit, an Idaho Pollutant Discharge Elimination System (“IPDES”) permit and a certificate of approval for the Sunshine Tailings Storage Facility, and we will not require an environmental impact study to initiate restart of such operations. We do not anticipate issues in maintaining our current permitting status or securing the outstanding and ongoing permits required. A summary of relevant permits and their status is included in Table 17-1 of the Sunshine Technical Report Summary. Our current permits will be subject to normal course updates throughout the construction process.
Our community engagement plan includes local residents, indigenous communities and the state government to streamline the development process. The Silver Valley is known for favorable and stable mining regulations, with a history of over 140 years of mining. The Silver Valley also provides a ready source of skilled and unskilled labor. Efforts are made to stimulate the local economies as much as possible, with the area having numerous vendors that supply services to the mining industry. Additionally, our team enjoys a positive relationship with the Coeur d’Alene Tribe, which has a long history of mining connectivity and has co-sponsored several restoration projects in the Coeur d’Alene Mining District, including with us at the Sunshine Mine.
Backed by Electrum, with 30-year track record of success in natural resources
The Company is backed by Electrum, a privately-held global natural resources investment management company. Electrum has a 30-year track record of success in natural resources. Historically, Electrum has focused on a select few, large and world-class precious metals assets located in North America and other “Tier 1” jurisdictions. In addition to its extensive experience in advancing multiple high-quality projects, Electrum has deep and long-held relationships with important stakeholders in the global resources ecosystem. We believe access to Electrum’s specialized skills, knowledge and network substantially enhances our ability to execute our business strategy.
Dr. Thomas S. Kaplan, Chairman of our Board of Directors, is the Chairman and Chief Executive Officer of The Electrum Group LLC (“TEG”). Dr. Kaplan has over 30 years of experience in the resources sector, with an established track record in both public and private companies. Dr. Kaplan also serves as Chairman of the board of directors of NOVAGOLD Resources Inc., and previously served as Chairman of the board of directors of Leor Exploration & Production LLC, a natural gas exploration and development company, which he founded in 2003 and sold in 2007 to EnCana Corporation.
Business Strategy
Our business strategy is to develop the Sunshine Complex to its full potential. This includes restarting the Sunshine Mine (including construction of a new mill), unlocking exploration potential both in the Sunshine Mine Core Area and within the large, newly consolidated and highly prospective regional land package, the potential refurbishment, construction and restart of the Sunshine Silver/Copper Refinery and potential development of the Sunshine Antimony Plant.
Our key near- and long-term initiatives include:
•
Complete infill drilling, a Feasibility Study and detailed engineering for the Sunshine Mine. In 2026 and 2027, we plan to complete infill drilling and engineering designs for the remaining required mine infrastructure and processing facilities. We anticipate this will result in the completion of a Feasibility Study in early 2027 that will combine the technical, economic and risk analyses required to support a final investment decision. We expect these steps will enable us to move to construction with a clear, optimized plan.

•
Complete a Feasibility Study and detailed engineering for the development of the Sunshine Antimony Plant and complete a Feasibility Study for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery. Subject to technical evaluation, we plan to leverage our existing permits to accelerate the design and potential construction of a new antimony refinery – the Sunshine Antimony Plant – and to refurbish the existing Sunshine Silver/Copper Refinery. According to the trajectorE Report, it would cost approximately $90 million to refurbish the Sunshine Silver/Copper Refinery and, assuming production of 30,000 ounces of silver per day and 95% utilization, the Sunshine Silver/Copper Refinery would have the nameplate capacity to produce approximately 10 million ounces of silver per year. We anticipate that these facilities will enable us to refine concentrates on-site, improving margins and reducing reliance on downstream supply chains. Additionally, we expect that the development of the Sunshine Antimony Plant would provide sufficient capacity to process any antimony we produce as well as third-party antimony feed, enabling us to become a critical minerals production hub and potentially the largest producer of finished, refined antimony in the United States.

In parallel with these Feasibility Studies and based on the results of these Feasibility Studies, we may evaluate external financing alternatives and strategic transactions with respect to the Sunshine Silver/Copper Refinery and the Sunshine Antimony Plant. The Sunshine Silver/Copper Refinery and the Sunshine Antimony Plant are intended to complement our mining operations by providing downstream processing capabilities. To support this evaluation, we are in the process of selecting an advisory firm to develop a comprehensive roadmap focused on a phased evaluation of refining capabilities for silver, copper, antimony, gallium, and germanium, prioritized by market supply-demand dynamics, projected margin profiles and return on invested capital; a commercial and tolling strategy to define commercial pathways for the processing of both

Sunshine-mined and third-party feedstock; a value-chain-wide risk mitigation strategy to address metallurgical challenges, feedstock supply consistency and commodity price volatility; an assessment of the optimal corporate structure for the refining business; a financial model of anticipated capital expenditures for the expansion; and the benchmarking of the proposed refining operations against the competitive landscape in North America and globally to ensure a sustainable market position.
•
Complete construction of the Sunshine Complex and deliver initial production at a competitive capital intensity. We plan to commence mill construction and other key infrastructure upgrades in 2027, and we expect to deliver initial production by the end of 2028. Utilizing our substantial installed infrastructure base, including underground mine infrastructure in which we have invested over the last 15 years, we target achieving a compelling capital intensity for our restart project.

•
Execute on a mine plan that delivers compelling production and cost performance. The Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources and is reflective of our above-described development strategy, contemplates producing approximately 6.7 million ounces of payable silver per year on average over the first five years of mine life and approximately 5.8 million ounces of payable silver per year on average over the 24-year mine life at an average AISC of $18.81 per ounce of silver produced (excluding potential copper and lead by-product credits).

•
Conduct exploration activities near the Sunshine Mine and across the broader land package. We intend to ramp up our exploration activities to identify new mineralized zones in and around the Sunshine Mine, including the Upper Country, down-dip and horizontal extensions of current veins which are open at depth and underexplored “gaps” in the primary six-mile strike length corridor of the Sunshine Mine Core Area, as well as other targets within our highly prospective and newly consolidated district-scale land package around the Sunshine Mine. These activities will seek to uncover new, high-grade silver and antimony deposits that can support expanded production scale and/or extend mine life. Consistent with Scout’s recommended roadmap, our exploration planning contemplates systematic sampling, mapping and geochemistry along with an approximately 15,000-meter surface drill program in 2026 for testing target areas on our land package, including the Pine Creek and Rock Creek areas. For the 2026 field season, we plan to spend approximately $10 million for the planned exploration of the broader land package.

•
Maintain focus on industry-leading safety standards and strong track record of environmental management and community engagement. We strive to execute our exploration, development and mine plan while holding safety as a top priority through rigorous protocols. Our goal is to combine operational excellence with a culture of safety to deliver reliable performance on development, production, cost and safety over the long term. We are also focused on environmental initiatives and community relations in every aspect of our operations. Through our longstanding commitment to environmental compliance, partnerships with government agencies, and investments into zero-liquid-discharge water technologies, tailings rehabilitation, and modernized environmental systems, we remain committed to the protection of our neighboring communities. Additionally, we plan to continue to cultivate positive relationships with local stakeholders including residents, indigenous groups such as the Coeur d’Alene Tribe, and mining service vendors.

•
Identify and pursue other growth opportunities. We will continue to evaluate value-enhancing growth initiatives, with a focus on projects or partnerships that align with our core competencies. Given our management team’s and Board’s strong track record in exploration, development and mergers and acquisitions, such initiatives may include the pursuit of acquisitions of similarly attractive silver and critical minerals-focused projects or other business combinations.

Risk Factors
Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and future profitability of our business. These risks include:
•	We may not generate any operating revenues or achieve profitable operations.
•
We are dependent on the Sunshine Mine for our future operations. The Sunshine Mine does not currently have any Proven Mineral Reserves or Probable Mineral Reserves, or any antimony, copper, lead, gallium or germanium reserves or resources, as defined under S-K 1300.

•
Mineral Resource calculations at the Sunshine Mine are only estimates and may have to be recalculated as a result of changes in metal prices, further exploration or development activity, inaccurate or incomplete historical mining records or actual production experience.

•	Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.
•
We may not move forward with the refurbishment, construction or restart of the Sunshine Silver/Copper Refinery nor the development of the Sunshine Antimony Plant, and the operation of the Sunshine Silver/Copper Refinery and the potential Sunshine Antimony Plant would be subject to certain risks associated with mining refining operations.

•	We have historically experienced negative operating cash flow from operating activities.
•	We will require additional financing in the future to bring the Sunshine Mine into sustained commercial operation.
•	The title to some of our mineral properties may be uncertain or defective, thus risking our investment in such properties.
•
The prices of silver, copper, lead and antimony are subject to change and a substantial or extended decline in the prices of silver, copper, lead and antimony could materially and adversely affect our revenues and the value of our mineral property.

•
The U.S. government, as well as state and local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs or limit our ability to produce silver and other metals.

•	We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.
•
Electrum and its affiliates will continue to have substantial control over us after the completion of this offering, which could delay or prevent a change of corporate control or result in the entrenchment of management and/or our Board of Directors.

Implications of Becoming an Emerging Growth Company
As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	we are only required to include two years of audited consolidated financial statements in this prospectus, in addition to any required interim financial statements;
•
we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	we are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”
•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
•
we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.
We may take advantage of some of the reduced disclosure obligations listed above in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings.
Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies.
For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to This Offering and Our Common Stock—The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
Corporate Information
In May 2010, our wholly-owned subsidiary Silver Opportunity Partners LLC (“SOP”) acquired from Sterling Mining Company (“Sterling”), through Sterling’s bankruptcy proceedings, the majority of the operating facilities and equipment at the Sunshine Mine, including a lease on the Sunshine Mine that included an option to purchase title to the Sunshine Mine from Sunshine Precious Metals, Inc. (“SPMI”). In July 2010, SOP closed the purchase option in the lease to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment. In October 2013, our wholly-owned subsidiary Sunshine Refining Company (“SRC”) acquired the Sunshine Silver/Copper Refinery from Formation Metals Inc. In October 2020, as part of a corporate reorganization of Gatos Silver, Inc. (“Gatos Silver”), which had previously been named Sunshine Silver Mining & Refining Corporation, we were formed to become the owner of SOP and SRC. We were spun out from Gatos Silver prior to Gatos Silver’s initial public offering in October 2020, and we changed our name to Sunshine Silver Mining & Refining Company.
Our principal executive office is located at 2209 Big Creek Rd, Kellogg, Idaho 83837. Our telephone number is (208) 783-1700.

THE OFFERING
This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus before investing in our common stock including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Issuer
Sunshine Silver Mining & Refining Company.
Common stock offered in firm commitment offering
    shares.
Common stock to be outstanding after the completion of this offering
    shares (or     shares if the underwriters exercise their option to purchase additional shares of our common stock from us in full).
Option to purchase additional shares of common stock
    shares.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $    million, or approximately $    million if the underwriters exercise their option to purchase additional shares of our common stock from us in full, assuming an initial public offering price of $    per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to conduct a Feasibility Study for the restart of the Sunshine Mine including the construction of a new mill, a Feasibility Study for the development of the Sunshine Antimony Plant and a Feasibility Study for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery, for infill drilling and associated underground development costs, mining equipment and mine infrastructure purchases, as well as for mine development and overhead expenses, construction of a processing facility, surface infrastructure and project management expenses, exploration activities in underdefined areas on our land package, the potential development of the Sunshine Antimony Plant, the potential refurbishment, construction and restart of the Sunshine Silver/Copper Refinery, and general corporate purposes.
See “Use of Proceeds.”
Voting rights
Holders of our common stock are entitled to one vote per share. See “Description of Capital Stock.”
Controlled company status
Upon completion of this offering, Electrum will beneficially own approximately     % of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares of our common stock from us in full). As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE and we may elect not to comply with certain corporate governance requirements of the NYSE. See “Management—Controlled Company Status.” As a result, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
As long as Electrum beneficially owns a majority of the voting power of our outstanding shares of common stock, Electrum will generally be able to control the outcome of matters submitted to our stockholders for approval, including the election of directors, without the approval of our other stockholders.
Dividend policy
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. See “Dividend Policy.”
Risk factors
See “Risk Factors” for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.
Common stock listing
We have applied to list our common stock on the NYSE under the symbol “SSMR.”
The number of shares of our common stock that will be outstanding after the completion of this offering is based on the number of shares of common stock outstanding as of March 31, 2026, after giving effect to the issuance and sale of     shares of common stock in this offering. Unless otherwise indicated, all information in this prospectus, including the number of shares that will be outstanding after the completion of this offering and other share-related information, excludes:
•	8,573,000 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2026, at a weighted average exercise price of $3.94 per share;
•
    shares of common stock issuable upon the settlement of the Non-Employee Director Initial RSUs (as defined in “Executive and Director Compensation—Director Compensation”), assuming an initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, and      additional shares of common stock reserved for future issuance under the Amended and Restated LTIP (as defined below), as well as any automatic increases in the number of shares of common stock reserved for future issuance under the Amended and Restated LTIP; and

•	9,375,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2026, at a weighted average exercise price of $5.00 per share (the “Private Placement Warrants”).
See “Executive and Director Compensation” and “Description of Capital Stock.”
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
•	the filing and effectiveness of our Third Amended and Restated Certificate of Incorporation, which will occur immediately prior to the completion of this offering;
•	an initial public offering price of $ per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus;
•
the issuance of     shares of our common stock upon the net exercise of warrants to purchase 5,354,700 shares of our common stock outstanding as of March 31, 2026 at an exercise price of $2.87 per share, which will occur immediately prior to the completion of this offering (the “Warrant Net Exercise”);

•	a ten-for-one stock split of our common stock, which was effectuated on May 11, 2026 (the “Stock Split”);
•	no exercise of outstanding options described above;
•	no exercise by the underwriters of their option to purchase additional shares of our common stock from us; and
•	no purchase of common stock in this offering by directors, officers or existing stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA
We prepared the summary consolidated financial data using our consolidated financial statements for each of the periods presented. The unaudited summary consolidated financial data for the three months ended March 31, 2026 and 2025 and the unaudited summary consolidated financial data as of March 31, 2026 were derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data for each fiscal year in the two-year period ended December 31, 2025 was derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. In our opinion, the unaudited summary consolidated financial data set forth below has been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of such data. You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024
	(in thousands, except for share and per share amounts)
Statement of Operations Data:
Sales	$—	$41	$501	$96
Operating Expenses:
Exploration	—	—	262	—
Pre-development	7,400	1,111	16,990	2,662
General and administrative	5,599	1,614	14,084	5,749
Depreciation and amortization	365	133	849	577
Accretion expense	29	28	111	104
Cost of goods sold (exclusive of items shown separately above)	—	20	344	47
Operating loss	(13,394)	(2,865)	(32,138)	(9,043)
Other income (expense):
Interest expense	(10)	(1,177)	(2,904)	(3,872)
Interest income	153	2	299	23
Total other income (expense)	143	(1,175)	(2,605)	(3,849)
Income and mining tax expense	—	—	—	—
Net and comprehensive loss	(13,251)	(4,040)	(34,743)	(12,892)
Basic and diluted loss per share of common stock	$(0.11)	$(0.05)	$(0.36)	$(0.15)
Weighted average number of basic and diluted shares of common stock outstanding	116,509,480	85,439,630	97,291,648	85,439,630

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024
	(in thousands)
Cash Flow Data:
Net cash used in operating activities	$ (10,616)	$ (2,237)	$(24,423)	$(7,724)
Net cash used in investing activities	(1,535)	(352)	(10,452)	(863)
Net cash provided by financing activities	(224)	2,866	63,883	8,801

	As of March 31, 2026
	Actual	As Adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$18,601	$
Total assets	59,997
Total liabilities	9,861
Total stockholders’ equity	50,136

(1)
The as adjusted information gives effect to the Warrant Net Exercise and the issuance and sale of     shares of common stock in this offering. The as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $   million, assuming the assumed initial public offering price remains the same.

RISK FACTORS
You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. The risks below are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us.
Risks Related to Our Business and Industry
We may not generate any operating revenues or achieve profitable operations.
We acquired the Sunshine Mine in 2010 but have not yet generated any operating revenue. We expect the Sunshine Mine to deliver initial production by the end of 2028, but we may not be successful in resuming production at the Sunshine Mine. The Sunshine Mine has not been a producing mine since 2008; however, it remains active and continues to be regulated as an operating mine and is therefore subject to strict regulation by federal, state and local authorities. See “—Risks Related to Government Regulations.” We anticipate that we will continue to incur operating costs without realizing any revenues at the Sunshine Mine until at least production is restarted. Further, we expect to continue to incur losses until such time as the Sunshine Mine generates sufficient revenues to fund our continuing operations. If we are unable to generate significant revenues at the Sunshine Mine, we will not be able to earn profits or continue operations.
We are dependent on the Sunshine Mine for our future operations. The Sunshine Mine does not currently have any Proven Mineral Reserves or Probable Mineral Reserves, or any antimony, copper, lead, gallium or germanium reserves or resources, as defined under S-K 1300.
The Sunshine Mine does not have identified Proven Mineral Reserves or Probable Mineral Reserves. The costs, timing and complexities of upgrading the Mineral Resources at the Sunshine Mine to Proven Mineral Reserves and Probable Mineral Reserves may be greater than we anticipate. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines. Our mineral exploration program at the Sunshine Mine may not establish the presence of any Proven Mineral Reserves or Probable Mineral Reserves. The failure to establish any Proven Mineral Reserves or Probable Mineral Reserves would severely restrict our ability to implement our strategies for long-term growth.
Although we plan to produce antimony, copper and lead by-products, as well as other critical minerals, which may include gallium and germanium, once operations restart at the Sunshine Mine, SLR and SRK have not estimated antimony, copper, lead, gallium or germanium Mineral Reserves or Mineral Resources, and we may not be able to demonstrate reasonable prospects for economic extraction of these by-products or other critical minerals.
Mineral Resource calculations at the Sunshine Mine are only estimates and may have to be recalculated as a result of changes in metal prices, further exploration or development activity, inaccurate or incomplete historical mining records or actual production experience.
Calculations of Mineral Resources at the Sunshine Mine are only estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. There is a degree of uncertainty attributable to the calculation of Mineral Resources. Until Mineral Resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance our project to development, we must rely upon estimated calculations for the Mineral Resources and grades of mineralization at the Sunshine Mine. There can be no guarantee that technical and economic parameters underlying the Mineral Resource calculations or Mineral Resource estimates included in the Initial Assessment will in fact be achieved in the future, and unexpected metallurgical challenges may cause actual results to differ from expected results.
The estimation of Mineral Resources is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

We have relied, and the disclosure in the Sunshine Technical Report Summary is based, in part, on historical drilling and on data and documentation compiled by previous owners of the Sunshine Mine that cannot be completely verified due to lack of access to certain historically mined areas and the lack of quality assurance and quality control information on the historic assays. We expect that, in the process of further drilling and development work, we will further delineate the grade, shape and characteristics of the resource, which may require adjustments to the Mineral Resource estimate. To the extent that future work shows that any historical mining records were inaccurate, incomplete, or not correctly reflected in our estimated Mineral Resources, our estimated Mineral Resources may have to be recalculated. For example, in February 2026, we identified, through ongoing review of historical records, that a portion of the Mineral Resources reflected in our Mineral Resource estimate had already been mined, which resulted in a reduction of the estimated Mineral Resource.
Estimated Mineral Resources may also have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. Any such changes or inaccuracies could materially and adversely affect estimates of the volume or grade of mineralization, estimated metallurgical recovery or other important factors that influence Mineral Resource estimates. The extent to which Mineral Resources may ultimately be reclassified as Mineral Reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.
Mineral Resource estimates have been determined and valued based on assumed metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for silver may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.
In addition, Mineral Resource estimates involve significant reliance on Inferred Mineral Resources, which may increase the risk of overestimation. Inferred Mineral Resources are subject to significant uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.
Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.
Mineral exploration is highly speculative in nature, involves many uncertainties and risks and is frequently unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate Mineral Resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the feasibility of the project may change adversely. Substantial expenditures are required to establish Proven Mineral Reserves and Probable Mineral Reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain the rights to the land and resources required to develop the mining activities.
In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short-term factors, such as the need for orderly development of mineral deposits or the processing of new or different grades, may have an adverse effect on mining operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades or metallurgical recovery may affect the economic viability of our project.
Exploration stage properties have no Mineral Reserves disclosed and only have estimates of Mineral Resources and/or Exploration Targets. Mineral Resource estimates are, to a large extent, based upon the interpretation of geological data and modeling obtained from drill holes and other sampling techniques, initial assessments that derive estimates of operating costs based upon anticipated tonnage and grades of material to be mined and processed, the configuration of the deposit, expected metallurgical recovery of metal from the mill feed material, facility and equipment capital and operating costs, anticipated climatic conditions and other factors. As a result, actual operating costs and economic returns based upon development of Mineral Resources may differ significantly from those originally estimated. Significant decreases in actual or expected commodity prices may also mean mineralization, once found, will be uneconomical to mine.

In addition, our ongoing exploration work may not result in any additional resource definition, an extension of our mine life or an expansion of annual production. While we intend to explore the Upper Country and other areas surrounding the Sunshine Mine, the mountainous and forested topography of such areas may impact our ability to deploy drill rigs.
Our anticipated processing ability may be adversely impacted by certain circumstances.
A number of factors could affect our ability to process the quantities of metals that we recover or receive from third-parties and our ability to efficiently handle certain quantities of processed materials, including, but not limited to, the presence of oversized material at the crushing stage; material showing breakage characteristics different than those planned; material with grades outside of planned grade range; the presence of deleterious materials in ratios different than expected; material drier or wetter than expected, due to natural or environmental effects; and materials having viscosity or density different than expected.
The occurrence of one or more of the circumstances described above could affect our ability to process the number of tons planned, recover valuable materials, remove deleterious materials and produce planned quantities of concentrates. In turn, this may result in lower throughput, lower recoveries, increased downtime, increased costs or some combination of all of the foregoing. While minor issues of this nature are part of normal operations, unexpected conditions may materially and adversely affect our business, results of operations or financial condition.
We may not move forward with the refurbishment, construction or restart of the Sunshine Silver/Copper Refinery nor the development of the Sunshine Antimony Plant, and the operation of the Sunshine Silver/Copper Refinery and the potential Sunshine Antimony Plant would be subject to certain risks associated with mining refining operations.
We are conducting a Feasibility Study for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery and a Feasibility Study for the development of the Sunshine Antimony Plant in the Sunshine Complex as part of our technical evaluation ahead of a potential decision to pursue the development of the Sunshine Antimony Plant. Our plans with respect to the Sunshine Silver/Copper Refinery and the potential Sunshine Antimony Plant are dependent on the outcome of such Feasibility Studies, as well as technical and engineering evaluations and other external factors outside of our control. We may not move forward with either the refurbishment, construction or restart of the Sunshine Silver/Copper Refinery or the development of the Sunshine Antimony Plant, or any other antimony processing or refinery plans, and we may in the future decide to delay, revise or abandon such plans.
If we move forward with either the refurbishment, construction or restart of the Sunshine Silver/Copper Refinery or the development of the potential Sunshine Antimony Plant, such plans will be subject to certain risks associated with mining refining operations, including but not limited to, considerable resources and costs expenditures, risks inherent to production, construction costs and delays, macroeconomic factors and the ability to obtain required approvals and permits. If we proceed to refurbish, construct and restart the Sunshine Silver/Copper Refinery or develop the Sunshine Antimony Plant, we may not be able to achieve projected capacity on the timeline expected or at all. Historical quantities and production volume of silver, copper and antimony around the Sunshine Mine are not indicative of future production, and it may be difficult, expensive or impossible to source concentrate from third parties on attractive terms or at all. We also may not be able to achieve anticipated positive synergies from having refining capacity on-site, such as improving margins and reducing reliance on downstream supply chains, which may adversely affect our operations and profitability. Depending on the results of the Feasibility Studies for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery and the development of the Sunshine Antimony Plant, and depending on the performance of the Sunshine Silver/Copper Refinery and the Sunshine Antimony Plant (if constructed), we may consider public or private financing alternatives and strategic transactions including partnerships or a spin-off or sale.
Furthermore, if we move forward with either the refurbishment, construction or restart of the Sunshine Silver/Copper Refinery or the development of the potential Sunshine Antimony Plant, the operation of either involves many risks, which may include a breakdown or failure of the equipment and systems, variations in the feed concentrate (including feed from third parties), higher than anticipated operating costs, lack of qualified labor, inability to operate within environmental permit parameters, inability to produce refined products to required specifications, inability to produce saleable metal, inability to effectively manage distribution channels, changes in markets and market prices for the refined products and operating cost increases, as well as the risk of performance below expected levels of output or efficiency due to the inability to secure long-term tolling arrangements or otherwise. Such events could negatively impact our business, results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.
The capital costs to take the Sunshine Mine into production may be significantly higher than those set forth in the Sunshine Technical Report Summary. We will ultimately base our decisions about the restart of the Sunshine Mine, including the construction of a new mill, on a Feasibility Study. We have not yet prepared a Feasibility Study for the Sunshine Mine. Our evaluations of our business and prospects are subject to change, including after any Feasibility Study has been conducted, which could materially and adversely affect our prospects.
Additionally, the actual operating costs at the Sunshine Mine will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in metal recovery and mining rates from those assumed in the mining plan, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs at the Sunshine Mine may be significantly higher than those set forth in the Sunshine Technical Report Summary. As a result of higher capital and operating costs, production and economic returns may differ significantly from those set forth in the Sunshine Technical Report Summary and there are no assurances that any future development activities will result in profitable mining operations.
We have historically experienced negative operating cash flow from operating activities.
We had negative operating cash flow for each of the three months ended March 31, 2026 and 2025 and each of the years ended December 31, 2025 and 2024, and we anticipate that the holding costs at the Sunshine Mine and Sunshine Silver/Copper Refinery and the general and administrative costs of our corporate office will cause negative operating cash flow in future periods. For the three months ended March 31, 2026 and 2025, we incurred a net loss of approximately $13.3 million and $4.0 million, respectively, and our net cash used in operating activities was approximately $10.6 million and $2.2 million, respectively. For the years ended December 31, 2025 and 2024, we incurred a net loss of approximately $34.7 million and $12.9 million, respectively, and our net cash used in operating activities was approximately $24.4 million and $7.7 million, respectively. Although we anticipate that we will have access to sufficient financial resources to fund our operation, we cannot guarantee that we will have positive cash flow in the future or have access to sufficient financial resources to fund our operations. To the extent that we have negative cash flow in any future period, a portion of the proceeds from this offering may be used to fund our operating activities. See “Use of Proceeds.”
Historical production at the Sunshine Mine may not be indicative of the potential for future development.
There is currently no commercial production at the Sunshine Mine and, since acquiring ownership, we have not recorded any revenues from operations at the Sunshine Mine. You should not rely on the fact that there were historical mining operations at the Sunshine Mine as an indication that we will ever have future successful commercial operations at the Sunshine Mine. In order for us to develop new mining operations at the Sunshine Mine, we will be required to incur substantial operating expenses and capital expenditures to refurbish and/or replace existing infrastructure.
Land reclamation and mine closure may be burdensome and costly.
Land reclamation and mine closure requirements are generally imposed on mineral exploration companies, such as ours, which require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. Our undiscounted reclamation obligations were estimated at approximately $4.2 million as of March 31, 2026, and the corresponding asset retirement obligation, which reflects the estimated present value of future closure obligations, was approximately $1.8 million. However, the actual costs of reclamation and mine closure are uncertain and may exceed planned expenditures due to factors including, among others, changes in the nature of waste rock, tailings or soil conditions, revegetation requirements, fuel or contractor cost increases and/or revisions to government regulations. Therefore, the amount that we are required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on our financial performance, financial position and results of operations and may cause us to alter our operations. In addition, we are required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operation. Although we include liabilities for estimated reclamation and mine closure costs in our financial statements, it may be necessary to spend more than what is projected to fund required reclamation and mine closure activities. Additionally, even if we cease exploration at the Sunshine Mine, we will be required to expend cash and other resources to satisfy ongoing care and maintenance obligations at the Sunshine Mine, which obligations include controlling ground water, monitoring and sampling permitted facilities and ultimately reclaiming our tailings storage area.
We will require additional financing in the future to bring the Sunshine Mine into sustained commercial operation.
We intend to use the net proceeds from this offering to conduct a Feasibility Study for the restart of the Sunshine Mine including the construction of a new mill, a Feasibility Study for the development of the Sunshine Antimony Plant and a Feasibility Study for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery, for infill drilling and associated underground development costs, mining equipment and mine infrastructure purchases, as well as for mine development and overhead expenses, construction of a processing facility, surface infrastructure and project management expenses, exploration activities in underdefined areas on our land package, the potential development of the Sunshine Antimony Plant, the potential refurbishment, construction and restart of the Sunshine Silver/Copper Refinery, and general corporate purposes. See “Use of Proceeds.” We anticipate that our total expenditures related to the Feasibility Studies will be approximately $    million and we expect to spend approximately $    million on infill drilling and associated underground development over the next     years. We will require additional funding in the future to bring the Sunshine Mine into sustained commercial production. Our ability to raise such additional financing will depend on a number of factors, including the price of silver, the amount of capital required for the advanced studies, the economics of the Sunshine Mine, interest rates and operating costs.
We expect to raise additional funds through sales of equity or debt, project financing, joint venture funding or some combination thereof. Access to additional capital may not, however, be available on terms acceptable to us, at acceptable prices, or at all. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, drilling, development or production at the Sunshine Mine. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.
We rely on third-party contractors and other parties.
As we continue with the exploration and advancement of the Sunshine Mine and any other projects we may acquire in the future, timely and cost-effective completion of work will depend largely on the performance of contractors, consultants, geologists, engineers and other parties. For example, our Mineral Resource estimates and potential environmental liability estimates were prepared by third-party consultants. Substantial expenditures are required to construct mines, to establish Mineral Resources and Reserves estimates through drilling, to carry out environmental and social impact assessments, to establish closure requirement estimates, to develop metallurgical processes and to develop the exploration and plant infrastructure at any particular site. If any of our contractors or consultants do not perform to accepted or expected standards, we may be required to hire different contractors or consultants to complete tasks, which may impact schedules and add costs to the Sunshine Mine and any other projects we may acquire in the future, and in some cases, lead to significant risks and losses.
The restart of the Sunshine Mine will be subject to certain risks associated with establishing new mining operations.
The Base Case in the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, indicates that the Sunshine Mine is a silver project with an after-tax NPV of approximately $1.4 billion, assuming a 5% discount rate, the prevailing industry standard discount rate for evaluating precious metals projects in North America, an after-tax internal rate of return of approximately 38.3% and a 24-year mine life at modeled metals’ prices, whereas the Indicated Only Case in the Sunshine Technical Report Summary indicates that the Sunshine Mine is a silver project with an after-tax NPV of approximately $270 million, assuming a 5% discount rate, the prevailing industry standard discount rate for evaluating precious metals projects in North America, an after-tax internal rate of return of approximately 21.1% and a 10-year mine life at modeled metals’ prices. If the restart of the Sunshine Mine, including the construction of a new mill, is found to be economically feasible, its development will require maintaining and obtaining additional permits and financing, and the construction and operation of mines, processing facilities and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:
•	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

•	the availability and cost of skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants;
•	the availability and cost of appropriate smelting and refining arrangements;
•
the need to maintain and obtain additional necessary environmental and other governmental approvals and permits, the timing of the receipt of those approvals and permits and the restrictions set forth in those approvals and permits;

•	the availability of funds to finance construction and development activities;
•	industrial accidents;
•	mine failures, shaft failures or equipment failures;
•	tailings storage facility failures;
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;
•	unusual or unexpected geological and metallurgical conditions;
•	exchange rate and commodity price fluctuations;
•	high rates of inflation;
•	interest rate fluctuations;
•	health pandemics;
•	potential opposition from non-governmental organizations, environmental groups or local groups, which may delay or prevent development activities; and
•	restrictions or regulations imposed by governmental or regulatory authorities, including with respect to environmental matters or environmental permits.
The costs, timing and complexities of developing the Sunshine Mine may be greater than anticipated. Cost estimates may increase significantly as more detailed engineering work is completed. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, the cost of producing silver-bearing concentrates that are of acceptable quality to smelters may be significantly higher than expected. We may encounter higher than acceptable contaminants in our concentrates such as arsenic, mercury, selenium or other contaminants that, when present in high concentrations, can result in penalties or outright rejection of the metals concentrates by the smelters. Silver-bearing concentrates at our Sunshine Mine historically were known to contain relatively high percentages of arsenic and antimony. Accordingly, our activities may not result in profitable mining operations at the Sunshine Complex.
Our operations involve significant risks and hazards inherent to the mining industry.
Our operations involve the operation of large machines, heavy mobile equipment and drilling equipment. Hazards such as adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fire and natural phenomena such as inclement weather conditions, floods and earthquakes are inherent risks in our operations. Hazards inherent to the mining industry can cause injuries or death to employees, contractors or other persons at our mineral property, severe damage to and destruction of our property, plant and equipment, and contamination of, or damage to, the environment, and can result in the suspension of our exploration activities and future development and production activities. While we aim to maintain best safety practices as part of our culture, safety measures we implement may not prevent or mitigate accidents.
In addition, from time to time, we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at our property or otherwise in connection with our operations. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines, and enforcement actions against us could result in the closing of certain of our mining operations. If claims and lawsuits or governmental investigations or proceedings are ultimately resolved against us, it could have a material adverse effect on our financial performance, financial position and results of operations. Also, if we mine on property without the appropriate licenses and approvals, we could incur liability or our operations could be suspended.
We may be materially and adversely affected by challenges relating to slope and stability of underground openings.
Our underground mines get deeper and our waste and tailings deposits increase in size as we continue and expand our mining activities, presenting certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to reinforce such openings or take additional actions to prevent such a failure, we could incur additional expenses, and our operations could be negatively affected. Unexpected failures of underground openings or additional requirements to prevent such failures may adversely affect our costs and expose us to health and safety and other liabilities in the event of an accident, and in turn materially and adversely affect the results of our operations and financial condition. Additional unexpected geotechnical challenges may arise as a result of further development and construction of mines, processing facilities and related infrastructure.
The mining industry is very competitive.
The mining industry is very competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. We also compete with other mining companies in our region for skilled labor, mining equipment and principal supplies needed for operations, any shortage of which could increase our operating costs. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.
The title to some of our mineral properties may be uncertain or defective, thus risking our investment in such properties.
Certain of our mineral rights consist of “patented” and “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872 (the “General Mining Law”). We currently own 235 patented and 877 unpatented mining claims and lease 16 patented and 189 unpatented mining claims. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.
The Sunshine Mine is part of the Coeur d’Alene Mining District, a historical mining district that was established prior to 1900. The history of ownership of the properties comprising the Sunshine Mine is complex and involves numerous individuals and entities. In addition, title to many of the mineralized veins at the Sunshine Mine is based on ownership of the patented claims within which those veins have their apex, as under the General Mining Law, the owner of a mining claim within which a mineralized vein has its apex owns the so-called “extralateral rights” to that vein as it may extend downward outside the vertical boundaries of the claim. As the vein extends downward, however, its actual location becomes less and less certain. As a result, ownership of these mineralized veins often becomes more a question of geology than of public records. Over the years, because of the age of the Coeur d’Alene Mining District and the existence of extralateral rights that render title to the actual minerals beneath any particular claim more uncertain, our predecessors and adjoining landowners entered into several agreements establishing boundary lines between claims, dividing ownership of portions of claims, agreeing to the sharing of ore produced from mineralized veins within claims, and agreeing to joint exploration and development activities on certain claims. There can be no assurance that our predecessors successfully consolidated the properties at the Sunshine Mine so that third parties will not make claims to our properties or a share of some portion of any mineral production in the future or that we have identified every agreement establishing our property rights.

With respect to several of the unpatented mining claims at the Sunshine Mine, we own the mineral estate but not the surface estate. Although we expect we would continue the development of the Sunshine Mine as an underground mine, which would not require us to make use of the surface of those unpatented claims where we do not own the surface estate, as we develop our mine plan for the Sunshine Mine and as that plan changes over time, there can be no assurance that we will not need to use the surface of portions of those claims. If that need arises, there can be no assurance that the owners of the surface estate of any of those claims will recognize our common law rights or be willing to enter into agreements with us to allow for such surface use.
Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to any individual mineral property or mining concession may be severely constrained. We rely on title information and/or representations and warranties provided by our grantors. Any challenge to our title could result in litigation, insurance claims and potential losses, delay the exploration and development of a property and ultimately result in the loss of some or all of our interest in the property. In addition, if we mine on property without the appropriate title, we could incur liability for such activities.
We do not currently intend to enter into hedging arrangements with respect to silver and other minerals and our hedging activities, or our decision not to hedge, with respect to our expenses could expose us to losses.
We do not currently intend to enter into hedging arrangements with respect to silver and other minerals. As such, we will not be protected from a decline in the price of silver and other minerals. This strategy may have a material adverse effect upon our financial performance, financial position and results of operations.
We are, and will be, exposed to the potentially adverse effects of fluctuations in input costs, such as diesel fuel, and if we borrow funds at floating interest rates. We may seek to enter into hedging arrangements to hedge some of our input costs, such as diesel fuel. In the future we may also seek to enter into interest rate hedge agreements in connection with future indebtedness we may incur that bears interest at a floating rate. We currently, however, have not entered into any such hedging arrangements, or made a decision to do so, and cannot assure you that we will be able to do so on acceptable terms, or at all. Even if we seek and are able to enter into hedging contracts, such hedging program may not be effective, and any hedging program would also prevent us from benefitting fully from applicable input cost or rate decreases. In addition, we may in the future experience losses if a counterparty fails to perform under a hedge arrangement.
Our insurance may not provide adequate coverage.
Our business and operations are subject to a number of risks and hazards, including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to, or destruction of, our mineral property or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance, financial position and results of operations.
Our property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to us or to other companies within the mining industry. Our current insurance coverage may not continue to be available at economically feasible premiums, or at all. We may elect not to insure where premium costs are disproportionate to our perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities. In addition, we do not carry business interruption insurance relating to our property. Accordingly, delays in returning to any future production could produce near-term severe impact to our business.

Our business is sensitive to nature and climate conditions.
A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency may become more stringent and may result in increased costs at some or all of our operations. In addition, the physical risks of climate change may also have an adverse effect on our operations. These risks include the following:
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extreme weather events have the potential to disrupt operations at the Sunshine Complex, including surface development activities during construction, and may require us to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production once it commences; and

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our facilities depend on regular supplies of consumables (diesel, tires, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at our operations may be reduced.

Our efforts to mitigate the risks of climate changes may not be effective and the physical risks of climate change may have an adverse effect on our operations and profitability.
Suitable infrastructure may not be available or damage to existing infrastructure may occur.
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of the Sunshine Mine. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploration or development of the Sunshine Mine will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploration and/or development of the Sunshine Project will not be higher than anticipated. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.
If we are unable to retain key members of management, our business might be harmed.
Our exploration activities and any future development and construction or mining and processing activities depend to a significant extent on the continued service and performance of our senior management team. We depend on a relatively small senior management team, and we currently do not, and do not intend to, have key-person insurance for these individuals. Departures by members of our senior management team could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis, or at all. The loss of any member of our senior management team could impair our ability to execute our business plan and could, therefore, have a material adverse effect on our business, results of operations and financial condition. In addition, the international mining industry is very active and we are facing increased competition for personnel in all disciplines and areas of operation. We may not be able to attract and retain personnel to sufficiently staff our development and operating teams.
The prices of silver, copper, lead and antimony are subject to change and a substantial or extended decline in the prices of silver, copper, lead and antimony could materially and adversely affect our revenues and the value of our mineral property.
Our business and financial performance will be significantly affected by fluctuations in the prices of silver, copper, lead and antimony. The prices of silver, copper, lead and antimony are volatile, can fluctuate substantially and are affected by numerous factors that are beyond our control. For example, silver prices rose sharply in 2025, from $29.56 per ounce on January 2, 2025 to approximately $72.15 per ounce on December 31, 2025, representing an increase of approximately 144%, and have remained strong in 2026. In addition to copper, lead and antimony which we may produce as a by-product, we may also produce gallium and germanium. Mineral prices are affected by numerous factors beyond our control, including:
•	international economic and political trends, including hostilities in Ukraine and the Middle East;
•	uncertainty with respect to international trade regimes;

•	currency exchange rate fluctuations;
•	prevailing interest rates and returns on other asset classes;
•	expectations regarding inflation, monetary policy and currency values;
•	other macro political and economic conditions;
•	speculation;
•	worldwide production and inventory levels;
•
governmental and exchange decisions regarding the disposal of precious metals stockpiles, including the decision by the CME Group (the owner and operator of the COMEX global futures and commodities marketplace), to raise silver’s initial margin requirements on futures contracts;

•	available supplies of silver and antimony from mine production, inventories and recycled metal;
•	sales by holders and producers of silver and antimony;
•	sales programs by central banks;
•	demand for products containing silver and antimony; and
•	consumption patterns.
Because we expect to derive the substantial majority of our revenues from sales of silver, our results of operations and cash flows will fluctuate as the prices for silver increase or decrease. Fluctuations in commodity prices will also influence the willingness of investors to fund mining and exploration companies. A sustained period of declining prices could materially and adversely affect our financial position and results of operations.
Furthermore, Mineral Resource estimates and mine life plans using significantly lower metal prices could result in material write-downs of our investment in mineral properties and increased depreciation, depletion, amortization, reclamation and closure charges.
In addition to adversely affecting our possible future Mineral Reserve estimates and our financial condition, declining metal prices may impact operations by requiring a reassessment of the feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Furthermore, we may occasionally hold silver, copper, lead or antimony in inventory due to market conditions, in anticipation of higher prices which may expose us to pricing risk.
Changes in future demand for silver, copper, lead and antimony could adversely affect our future sales volume and revenues.
Our future revenues will depend, in substantial part, on the volume of silver we sell and the prices at which we sell, which in turn will depend on the level of industrial and consumer demand. Demand for silver is driven by its general perception as a store of value as well as its uses in industrial processes and products, such as solar panels, superconductors, personal electronics, electric vehicles, sensors, photovoltaic cells and corrosive-resistant welding, and other emergent themes including AI, nano silver and biocides. See “Industry Overview—The Silver Market.” An increase in the production of silver worldwide or changes in technology, industrial processes or consumer habits, including increased demand for substitute materials, may decrease the demand for silver. Increased demand for substitute materials may be either technologically induced, when technological improvements render alternative products more attractive for first-use or end-use than silver or allow for reduced application of silver, or price induced, when a sustained increase in the price of silver leads to partial substitution for silver by a less expensive product or reduced application of silver.
Our future revenues may also depend on the volume of by-products we sell, including antimony, copper and lead, and the prices at which we sell. Antimony is used for munitions production, flame retardants, batteries, semi-conductors and other key defense applications.

Any substitution of these materials may decrease the demand for the silver and antimony we produce. A fall in demand, resulting from economic slow-downs or recessions or other factors, could also decrease the price and volume of silver, copper, lead and antimony we sell and therefore materially and adversely impact our results of operations and financial condition.
We are a holding company, and as such, we depend on our subsidiaries to generate cash to fund our operations and expenses.
We are a holding company and essentially all of our assets are our equity ownership interests in our subsidiaries. As a result, our investors are subject to the risks attributable to our subsidiaries. As a holding company, we conduct all of our business through our subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will principally depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt obligations. In the event of a bankruptcy, liquidation or reorganization of any of our material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before us.
We may fail to identify attractive acquisition candidates, joint ventures with strategic partners or other strategic arrangements or may fail to successfully integrate acquired mineral properties or successfully manage joint ventures.
As part of our development strategy, we may acquire additional mineral properties, enter into joint ventures with strategic partners or consider a variety of business arrangements, including spin-offs, strategic partnerships, restructurings, divestitures, business combinations and investments in the future. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates or strategic arrangements in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our results of operations could be adversely affected.
In connection with any future acquisitions, joint ventures or strategic arrangements, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing stockholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our common stock and negatively affect our results of operations.
Our information technology systems may be vulnerable to disruption, which could place our systems at risk from data loss, operational failure or compromise of confidential information.
We rely on various information technology systems. These systems remain vulnerable to disruption, damage or failure from a variety of sources, including, but not limited to, errors by employees or contractors, computer viruses, cyberattacks, including phishing, ransomware and similar malware, misappropriation of data by outside parties and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and such attacks no longer primarily target entities from the financial or retail sectors. We may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of assets or production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, disclosure of confidential information, or damage to our reputation or our relationship with suppliers and/or counterparties, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our cash flows, financial condition or results of operations. Although to date we have not experienced any material losses relating to cyberattacks or other information security breaches, we may incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As such threats continue to evolve, we may be required to expend additional resources to modify or enhance any protective measures or to investigate and remediate any security vulnerabilities.

We may be subject to claims and legal proceedings that could materially and adversely impact our financial position, financial performance and results of operations.
We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. The results of litigation or any other proceedings cannot be predicted with certainty. These matters may result in litigation or unfavorable resolution which could materially and adversely impact our financial performance, financial position and results of operations. See “Business—Legal Proceedings.”
We are subject to the risk of labor disputes, which could adversely affect our business.
Although we have not experienced any significant labor disputes in recent years, we may experience labor disputes in the future, including protests, blockades and strikes, which could disrupt our business operations and have an adverse effect on our business and results of operation. Although we consider our relations with our employees to be good, there can be no assurance that we will be able to maintain a satisfactory working relationship with our employees in the future.
We may face pressure to demonstrate that, in addition to seeking to generate returns for our stockholders, other stakeholders and community members benefit from our activities.
Natural resources companies face increasing public scrutiny of their activities. We may face pressure to demonstrate that, in addition to seeking to generate returns for our stockholders, other stakeholders benefit from our activities, including local governments and the communities surrounding or nearby our properties. The potential consequences of these pressures include reputational damages, lawsuits, increasing social investment obligations and pressure to increase taxes, future royalties or other contributions to local governments and surrounding communities. These pressures may also impair our ability to successfully obtain permits and approvals required for our operations.
Additionally, we may face opposition from local communities, tribes or other stakeholders with respect to our current and future development, exploration and operation of projects and mines which could materially adversely affect our business, results of operations and financial condition. Further, certain non-governmental organizations are often critical of the mining industry and our practices, including the use of hazardous substances in processing activities. The adverse publicity generated by these organizations or others related to extractive industries generally, or to the operations specifically, may have an adverse effect on our financial condition and/or relationship with the communities in which we operate. Any such opposition or criticism may be related not only to current activities, but also the historical mining activities of previous owners and may have a material adverse effect on operations.
Our directors and officers may have conflicts of interest as a result of their relationships with other mining companies.
Certain of our directors and officers serve as directors of other companies that are similarly engaged in the business of developing and exploiting natural resource properties, and may devote a portion of their time to manage other business interests. In particular, each of Dr. Kaplan, Mr. Muñiz Quintanilla and Mr. Erfan serves on the board of directors of NOVAGOLD Resources Inc. and Sinda Ltd. Mr. Muñiz Quintanilla also serves on the board of directors of First Majestic Silver Corp.; Mr. Erfan also serves on the board of directors of Gabriel Resources Ltd.; Mr. Groh also serves on the board of directors of Sinda Ltd.; Ms. El-Erian serves on the board of directors of Gabriel Resources Ltd. and Altius Minerals Corp.; Mr. Radford serves on the board of directors of Revival Gold Inc; and Mr. van Niekerk serves on the board of directors of NexMetals Mining Corp. See “Management—Biographical Information.” Our directors and officers may serve as directors, officers and stockholders of additional similarly engaged businesses in the future.
Consequently, there is a possibility that our directors and officers may be in a position of conflict in the future. To the extent that our directors and officers or other companies they serve may participate in ventures in which we are also participating, or to the extent that such companies may receive funds from us, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation.
Certain of our directors, including Dr. Kaplan and Mr. Erfan, are also directors of TEG, which could create, or appear to create, conflicts of interest with respect to matters involving both us and Electrum. Our Third Amended and Restated Certificate of Incorporation provides that we renounce any interest or expectancy in the business opportunities of Electrum, Ospraie Real Assets Fund LP (“Ospraie”) and their respective officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries, and that none of Electrum, Ospraie or these parties have any obligation to offer us those opportunities. Accordingly, affiliates of Electrum or Ospraie who serve on our Board of Directors will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate and may pursue certain corporate opportunities that may be complementary to our business. See “—Risks Related to This Offering and Our Common Stock—Our Third Amended and Restated Certificate of Incorporation and the Stockholders’ Agreements contain a provision renouncing our interest and expectancy in certain corporate opportunities.”
Our business could be adversely affected by the effects of public health crises worldwide.
Global financial conditions and the global economy in general have at various times in the past and may in the future experience extreme volatility in response to economic shocks or other events, as most recently seen during the COVID-19 pandemic. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation. Our business could be materially adversely affected by the effects of such public health crises.
In addition, parties with whom we do business or on whom we are reliant, including suppliers, may also be adversely impacted by public health crises, which may in turn cause further disruption to our business, including delays or halts in availability or delivery of consumables and delays or halts in refining of Mineral Resources from our mine. The impact of public health crises and government responses thereto may also have an impact on financial markets and could constrain our ability to obtain equity or debt financing in the future, which may have a material and adverse effect on our business, financial condition and results of operations.
Changes in macroeconomic conditions, including inflation, interest rate exposures and disruptions to global trade could have a material adverse effect on our business, financial position, results of operations and cash flows.
Unfavorable or unstable macroeconomic conditions may have a material adverse impact on our business development and operations. Increased inflation may result in increased operating costs (including our labor costs), reduced liquidity and limitations on our ability to access credit or otherwise raise debt and equity capital. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks, which may have a material and adverse effect on our business, financial condition and results of operations. If tariffs or other restrictions are placed on foreign imports by the United States or are placed on the export of critical minerals, such as silver or antimony, or any related countermeasures are taken by impacted foreign countries, it could have a material adverse effect on our business, financial position, results of operations and cash flows.
Risks Related to Government Regulations
The U.S. government, as well as state and local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs or limit our ability to produce silver and other metals.
The mining industry is subject to increasingly strict regulation by federal, state and local authorities in the United States, including in relation to:
•	limitations on land use;
•	mine permitting and licensing requirements;
•	reclamation and restoration of properties after mining is completed;
•	management of materials generated by mining operations; and
•	storage, treatment and disposal of wastes and hazardous materials.
The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges, reclamation of lands affected by exploration and mining operations, and other environmental matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We are subject to financial assurance requirements for reclamation costs and other liabilities for certain environmental matters, including in connection with water treatment and tailings management. We cannot assure you that we have been or will be at all times in compliance with all applicable laws and regulations. The Sunshine Mine has experienced and may in the future experience minor violations or exceedances of permitted discharge levels. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations, could be materially and adversely affected. See “Business—Environmental, Health and Safety Matters.”
Any new legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial position and results of operations.
In addition, the operation of the Sunshine Mine is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 and the Occupational Safety and Health Administration (“OSHA”) under the Occupational Safety and Health Act of 1970. MSHA and OSHA inspect the Sunshine Mine on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute. Subsequent to passage of the Mine Improvement and New Emergency Response Act of 2006, the number of violations cited by the MSHA has significantly increased, as have the dollar penalties associated with those citations.
If inspections in the United States result in an alleged violation, we may be subject to fines, penalties or sanctions, our mining operations could be subject to temporary or extended closures, and we may be required to incur capital expenditures to re-commence our operations. Any of these actions could have a material adverse effect on our financial performance, financial position and results of operations.
We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.
Mining companies, including ours, need many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew, and which may impose certain financial assurance requirements. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we may in the future be required to conduct environmental studies, and make associated presentations to governmental authorities, pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. We are subject to financial assurance requirements for reclamation costs and other liabilities for certain environmental matters, including in connection with water treatment and tailings management. Permit terms and conditions can impose restrictions on how we conduct our operations and limit our flexibility in developing our mineral property. Many of our permits are subject to renewal from time to time, and applications for renewal may be denied or the renewed permits may contain more restrictive conditions than our existing permits, including those governing impacts on the environment. For example, we are required to replace our wastewater treatment system in connection with the renewal of our permit under the National Pollutant Discharge Elimination System (the “NPDES Permit”) for the Sunshine Mine. In addition, we may be required to obtain new permits to expand our operations, and the grant of such permits may be subject to an expansive governmental review of our operations. Alternatively, we may not be successful in obtaining such permits, which could prevent us from commencing, continuing or expanding operations or otherwise adversely affect our business. Renewal of existing permits or obtaining new permits may be more difficult if we are not able to comply with our existing permits. Applications for permits, permit area expansions and permit renewals can also be subject to challenge by interested parties, which can delay or prevent receipt of needed permits. In addition, the permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies, change frequently, which can make it difficult for us to obtain and renew permits and to comply with applicable requirements. Accordingly, permits required for our operations may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.
We are subject to environmental and health and safety laws, regulations and permits that may subject us to material costs, liabilities and obligations.
We are subject to environmental laws, regulations and permits in the various jurisdictions in which we operate, including those relating to, among other things, the removal and extraction of natural resources, the emission and discharge of materials and contaminants into the environment, including plant and wildlife protection, remediation of soil and groundwater contamination, reclamation and closure of properties, including tailings and waste storage facilities, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials. Pursuant to such requirements, we may be subject to inspections or reviews by governmental authorities and are subject to financial assurance requirements for reclamation costs and other liabilities, including in connection with water treatment and tailings management. Failure to comply with these environmental requirements may expose us to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. We expect to continue to incur significant capital and other compliance costs related to such requirements. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. In addition, if our noncompliance with such regulations were to result in a release of hazardous materials into the environment, such as soil or groundwater, we could be required to remediate such contamination, which could be costly. Moreover, noncompliance could subject us to private claims for property damage or personal injury based on exposure to hazardous materials or unsafe working conditions. As described below, even if we are compliant with all such regulations, we could still be subject to liability or private claims for any release of hazardous substances at, under or from our properties, without regard to fault or the legality of the conduct. In addition, changes in applicable requirements or stricter interpretation of existing requirements may result in costly compliance requirements or otherwise subject us to future liabilities. The occurrence of any of the foregoing, as well as any new environmental, health and safety laws and regulations applicable to our business or stricter interpretation or enforcement of existing laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.
We could be liable for any environmental contamination at, under or released from our or our predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites subject to remediation under CERCLA or similar state laws, such as the Bunker Hill Mining and Metallurgical Complex Superfund Site (the “Bunker Hill Superfund Site”), a site for which we and our predecessors were identified as a potentially responsible party. See “Business—Environmental, Health and Safety Matters—Hazardous Substance and Waste Management” for further information. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. Accordingly, we may be held responsible for more than our share of the contamination or other damages, up to and including the entire amount of such damages. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including for orders, inspections, fines or penalties, natural resource damages, personal injury, property damage, toxic torts and other damages.
Our costs, liabilities and obligations relating to environmental matters could have a material adverse effect on our financial performance, financial position and results of operations.
Future legislation may adversely affect the mining industry.
Periodically, members of the U.S. Congress have introduced bills that would supplant or alter the provisions of the General Mining Law, which governs the unpatented claims that we control with respect to the Sunshine Mine. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on the Sunshine Mine. Other bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral estimates on unpatented mining claims. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims. Passage of such legislation could adversely affect our business.
Our operations and financial condition could be adversely affected by policies and legislation related to greater state intervention in the mining sector and potentially the expropriation of mining assets.
We are subject to the potential risks of resource nationalism trends. With increasing resource nationalism in recent years, governments, communities, non-government organizations and trade unions in several jurisdictions have sought and, in some cases, have imposed greater participatory interests on the mining industry. Greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes, interference in project management, mandatory social investment requirements, an increase in the government’s holdings in mining companies and potentially the expropriation of mining assets, could materially adversely affect our business, operating results and financial condition. We cannot predict the outcome or timing of any amendments or modifications to public policies or applicable regulations in the jurisdictions in which we operate or elsewhere around the world and the impact these may have on our business.
Risks Related to This Offering and Our Common Stock
There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock price in the market may not exceed the offering price.
Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the NYSE or otherwise, or how liquid that market may become. An active trading market for our common stock may not develop and even if it does develop, may not continue upon the completion of this offering and the market price of our common stock may decline below the initial public offering price. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.
The market price of our common stock may be volatile, which could result in substantial losses for you.
The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters. This initial public offering price may vary from the market price of our common stock after the completion of this offering. Some of the factors that may cause the market price of our common stock to fluctuate include:
•	failure to identify Mineral Reserves at our property;
•	failure to achieve production at our mineral property;
•	actual or anticipated changes in the price of silver and by-products;
•	fluctuations in our quarterly and annual financial results or the quarterly and annual financial results of companies perceived to be similar to us;
•	changes in market valuations of similar companies;
•	success or failure of competitor mining companies;
•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;
•	sales of large blocks of our common stock;
•	announcements by us or our competitors of significant developments, contracts, acquisitions or strategic alliances;
•	public filings by us with securities regulatory authorities;
•	changes in regulatory requirements and the political climate in the United States;

•	litigation involving our Company, our general industry or both;
•	additions or departures of key personnel;
•	investors’ general perception of us;
•	changes in general economic, industry and market conditions;
•	accidents at mining properties, whether owned by us or otherwise;
•	natural disasters, terrorist attacks and acts of war; and
•	our ability to control our costs.
The market price of mining companies has experienced substantial volatility in the past, often based on factors unrelated to the financial performance, underlying asset values or prospects of the companies involved. If the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be both costly to defend against and a distraction to management.
Our anti-takeover defense provisions may cause our common stock to trade at market prices lower than it might absent such provisions.
Our Board of Directors has the authority to issue blank check preferred stock. Additionally, our Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that we will adopt prior to the completion of this offering will contain several provisions that will apply after Electrum, or any person which is an express assignee or designee of Electrum, ceases to own in the aggregate more than 50% of our outstanding common stock. These provisions may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board of Directors. These include provisions setting forth advance notice procedures for stockholders’ nominations of directors and proposals of topics for consideration at meetings of stockholders, provisions restricting stockholders from calling a special meeting of stockholders or requiring one to be called, provisions limiting the ability of stockholders to act by written consent and provisions requiring a 66.67% stockholder vote to amend our Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our Third Amended and Restated Certificate of Incorporation will also provide that Section 203 of the Delaware General Corporation Law (“DGCL”), which relates to business combinations with interested stockholders, will not apply to us until such time as Electrum ceases to own more than 50% of our outstanding common stock, after which time we will be governed by those provisions. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. In addition, these provisions may cause our common stock to trade at a market price lower than it might absent such provisions.
You will suffer immediate and substantial dilution as a result of this offering.
The initial public offering price per share of our common stock is substantially higher than our net tangible book value per share immediately after the completion of this offering. As a result, if you purchase shares in this offering, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities, and any additional financing in the future may cause further dilution to our existing stockholders and there can be no assurance that any future additional financing will be on terms that are favorable to us or our stockholders. At an offering price of $    per share, which is the midpoint of the range set forth on the front cover of this prospectus, new investors in this offering will incur immediate and substantial dilution of your investment in the amount of $    per share. See “Dilution.”

Future sales of our common stock after the Lock-up Period has expired, or the perception that such sales may occur, could depress our common stock price.
After the completion of this offering, we will have     shares of common stock outstanding (or     shares of common stock outstanding if the underwriters exercise their option to purchase additional shares of our common stock from us in full). This includes the shares of common stock being sold in this offering, which may generally be resold in the public market immediately after the completion of this offering. We expect that the remaining shares of common stock, representing    % of our total outstanding shares of common stock following this offering, will become available for resale in the public market as set forth under the heading “Shares Eligible for Future Sale.”
All of our directors and executive officers and the holders of substantially all of our outstanding common stock have agreed that, subject to certain exceptions, they will not, during the period of 180 days following the date of this prospectus, without the prior written consent of Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc. and BMO Capital Markets Corp. on behalf of the underwriters, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock.
Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc. and BMO Capital Markets Corp. may, without notice, release all or any portion of the common stock subject to lock-up agreements. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. Prior to the completion of this offering, we will also enter into a registration rights agreement with certain of our stockholders pursuant to which we will grant certain of our stockholders and their affiliates certain registration rights with respect to our shares of common stock owned by them following the expiration of the Lock-up Period. See “Shares Eligible for Future Sale—Registration Rights Agreement.” These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.
In addition, immediately following this offering, we intend to file a registration statement registering under the United States Securities Act of 1933, as amended (the “Securities Act”), the shares of common stock reserved for issuance in respect of incentive awards to our directors and employees.
We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We have never declared or paid any cash dividend on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain all future earnings, if any, to finance our business. The payment of any future dividends, if any, will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors. See “Dividend Policy.”
Certain non-U.S. investors may be subject to U.S. income tax with respect to gain on dispositions of our common stock if we are or become a U.S. real property holding corporation.
Based on our estimates of the current relative fair market values of our U.S. real property interests and other assets, we believe that we are currently a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes. However, both because the determination of the value of our mineral assets is uncertain and requires the use of subjective estimates and because the relative fair market values of our assets will likely fluctuate over time (based on, for example, the results of the exploration and development of our properties), there can be no assurance whether we are, or will become, a USRPHC. If we are or have been a USRPHC, certain non-U.S. investors will generally be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock. However, for so long as our common stock is regularly traded on an established securities market (such as the NYSE), a non-U.S. investor will not recognize gain that is subject to U.S. federal income tax on a sale of our common stock under the rules applicable to USRPHCs unless the investor actually or constructively owned more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the investor’s holding period for our common stock. See “U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock—Gain on Disposition of Our Common Stock.”

Electrum and its affiliates will continue to have substantial control over us after the completion of this offering, which could delay or prevent a change of corporate control or result in the entrenchment of management and/or our Board of Directors.
Upon completion of this offering, Electrum will beneficially own approximately     % of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares of our common stock from us in full). As long as Electrum beneficially owns a majority of the voting power of our outstanding shares of common stock, Electrum will generally be able to control the outcome of matters submitted to our stockholders for approval, including the election of directors, without the approval of our other stockholders.
Additionally, in connection with this offering, we entered into an agreement with Electrum (the “Electrum Stockholders’ Agreement”) pursuant to which Electrum will have the right to nominate a number of members of our Board of Directors that is one fewer than a majority so long as Electrum beneficially owns at least 35% of the then outstanding shares of our common stock, and Electrum will have the right to nominate one member of our Board of Directors so long as Electrum beneficially owns less than 35%, but at least 5%, of the then outstanding shares of our common stock. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreements.” The Electrum Stockholders’ Agreement also provides that for so long as Electrum owns at least 35% of the then outstanding shares of our common stock, Electrum’s approval must be obtained prior to us engaging in certain actions, including change of control transactions, the acquisition or sale of any asset or any joint venture investment in excess of $100 million, the incurrence of more than $100 million of indebtedness, making any loan, advance or capital contribution in excess of $100 million and the issuance of more than $100 million in the aggregate of equity securities.
As a result, Electrum will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.
Our concentration of ownership and the Electrum Stockholders’ Agreement may harm the market price of our common stock by, among other things:
•	delaying or preventing a change of control, even at a per share price that is in excess of the then-current price of our common stock;
•	impeding a merger, consolidation, takeover or other business combination involving us, even at a per share price that is in excess of the then-current price of our common stock; or
•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our common stock.
As long as Electrum owns a majority of our common stock, we may rely on certain exemptions from the corporate governance requirements of the NYSE available to “controlled companies.”
Upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of the NYSE because Electrum will continue to own more than 50% of our outstanding common stock. As a controlled company, we will be exempt from certain corporate governance requirements, including requirements that a majority of our Board of Directors consist of independent directors and having a compensation committee and a nominating and corporate governance committee that is composed entirely of independent directors. We currently expect that our Compensation Committee will not meet the director independence requirements under the NYSE corporate governance requirements applicable to a company that is not a “controlled company.” You may not have certain of the protections afforded to stockholders of companies that are required to comply with all of the corporate governance requirements of the NYSE.
We have in the past entered into, and may in the future enter into, transactions with related parties and such transactions present possible conflicts of interest.
We have in the past entered into, and may in the future enter into, transactions with related parties and such transactions present possible conflicts of interest. Electrum, or other related parties, may have interests in such transactions that do not align with the interests of our stockholders. We may have been able to achieve more favorable terms, including as to value and other key terms, if such transaction had not been with a related party.
We may in the future enter into transactions with entities in which our Board of Directors and other related parties hold ownership interests. Material transactions with related parties, if any, will be reviewed and approved by our Audit Committee, which is comprised solely of independent directors. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and, in such case, these transactions, individually or in the aggregate, may have an adverse effect on our business, financial position and results of operations.
Our Third Amended and Restated Certificate of Incorporation and the Stockholders’ Agreements contain a provision renouncing our interest and expectancy in certain corporate opportunities.
Our Third Amended and Restated Certificate of Incorporation and the Stockholders’ Agreements provide that we renounce any interest or expectancy in the business opportunities of Electrum and Ospraie and certain of our directors. Under these provisions, none of Electrum, Ospraie, their respective affiliates and subsidiaries, nor any of their respective officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. For instance, a director of our Company who serves as a director, officer or employee of Electrum or Ospraie may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisitions or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our financial performance, financial position and results of operations if attractive corporate opportunities are allocated by Electrum or Ospraie to itself or its subsidiaries or affiliates instead of to us. The terms of our Third Amended and Restated Certificate of Incorporation are more fully described in “Description of Capital Stock” and the terms of the Stockholders’ Agreements are more fully described in “Certain Relationships and Related Party Transactions—Stockholders’ Agreements.”
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (the “SEC”). Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting to meet this standard, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join us and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could adversely affect our business and operating results.
As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.
We will remain an “emerging growth company” until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.
We also expect that being a public company and complying with these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.
We may be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal controls over financial reporting.
We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective.
If we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.
We will be required to disclose changes made in our internal controls and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following January 1. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We would also be exempt from the requirement to obtain an external audit on the effectiveness of internal control over financial reporting provided in Section 404(b) of the Sarbanes-Oxley Act. These exemptions and reduced disclosures in our SEC filings due to our status as a smaller reporting company mean our auditors do not review our internal control over financial reporting and may make it harder for investors to analyze our results of operations and financial prospects. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock prices may be more volatile.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and our trading volume could decline.
The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our Company. If no or too few securities or industry analysts commence coverage of our Company, the trading price for our common stock would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.
We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds.” However, our Board of Directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. As such, we may use net proceeds of this offering in ways our Board of Directors and management believe would be in our best interest, but that an investor may not consider desirable or advisable. As a result, investors will be relying on the judgment of our Board of Directors and management for the application of the net proceeds from this offering. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds from this offering. Our failure to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our stock to decline, and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains “forward-looking statements.” Those statements include, but are not limited to, statements with respect to the timing of Feasibility Studies for the Sunshine Mine, the Sunshine Silver/Copper Refinery and the Sunshine Antimony Plant, the timing and scale of production from the Sunshine Mine, further exploration of the Sunshine Mine Core Area and across our broader land package, and production from the Sunshine Silver/Copper Refinery and the potential Sunshine Antimony Plant, Mineral Resource estimates at our properties, results of the economic analysis contained in the Sunshine Technical Report Summary, our business strategy, general administrative expenses, payment of royalty payments, production and sale of concentrates, future strategic infrastructure development at the Sunshine Mine, expected cost savings, projected attributable net revenue and unlevered free cash flow, estimates of tax liabilities, our prospects, plans and objectives, industry trends, treatment under applicable government regimes for permitting or attaining approvals, unanticipated reclamation expenses, government regulation, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, expected actions of third parties, limitations of insurance coverage, our requirements for additional capital and our anticipated uses of the net proceeds from this offering. These statements may be under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview,” “Business” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “could,” “would,” “achieve,” “budget,” “scheduled,” “forecasts,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry.
All forward-looking statements speak only as of the date on which they are made. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include the following:
•	the lack of assurance that we will generate any operating revenues or achieve profitable operations;
•	our dependence on the Sunshine Mine for our future operating revenues;
•
Mineral Resource calculations at the Sunshine Mine are only estimates and may have to be recalculated based on changes in metal prices, further exploration or development activity, historical mining records or actual production results;

•	the inherent risks and costs that our refining operations pose, which may negatively impact our business;
•	the possibility that we may not move forward with the refurbishment, construction or restart of the Sunshine Silver/Copper Refinery nor the development of the Sunshine Antimony Plant;
•	the risks associated with mining refining operations that the Sunshine Silver/Copper Refinery and the potential Sunshine Antimony Plant would be subject to;
•	actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated;
•	our expectations regarding exploration results for the land package surrounding the Sunshine Mine;
•	our history of negative operating cash flow from operating activities;
•	the historical production at the Sunshine Mine may not be indicative of the potential for future development;
•	the need for additional financing in the future to bring the Sunshine Mine and the Sunshine Silver/Copper Refinery into sustained commercial operation;
•	our reliance on third-party contractors and other parties;
•	the title to some of our mineral properties may be uncertain or defective;
•	changes in the prices of and further demand for silver and antimony;
•	as a holding company, our dependence on our subsidiaries to generate cash to fund our operations and expenses;

•	claims and legal proceedings against us;
•	significant risk and hazards associated with mining operations;
•	the need to demonstrate that, in addition to seeking to generate returns for our stockholders, other stakeholders and community members benefit from our activities;
•	the requirements that we obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process;
•	macroeconomic conditions, including inflation, interest rates and disruptions to global trade;
•	our exposure to material costs, liabilities and obligations as a result of environmental laws and regulations and permits, including in connection with water treatment and tailings management;
•	local, community, political, economic or governmental conditions and environments;
•	the impacts of changes in the legal and regulatory environment in which we operate, including relating to state, regional, national, domestic and foreign laws; and
•	climate strategy and expectations regarding greenhouse gas emission targets and related operating costs and capital expenditures.
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. Certain forward-looking statements are based on assumptions, qualifications and procedures which are set out only in the Sunshine Technical Report Summary. For a complete description of assumptions, qualifications and procedures associated with such information, refer to the full text of the Sunshine Technical Report Summary.

USE OF PROCEEDS
We estimate the net proceeds to us from this offering will be approximately $   million, or approximately $   million if the underwriters exercise their option to purchase additional shares of our common stock from us in full, assuming an initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by $   million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to allocate the net proceeds as follows:

In millions
Feasibility Studies	$
Infill drilling and associated underground development costs
Mining equipment and mine infrastructure purchases
Mine development and overhead expenses
Processing facility construction costs
Surface infrastructure expenses
Project management expenses
General corporate purposes
Exploration activities
Sunshine Antimony Plant
Sunshine Silver/Copper Refinery
Total net proceeds	$

We currently intend to use the net proceeds from this offering in the manner described above. However, our Board of Directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. As a result, investors will be relying on the judgment of our Board of Directors and management for the application of the net proceeds from this offering. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds from this offering. See “Risk Factors—Risks Related to This Offering and Our Common Stock—We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.” In addition, we have a history of negative operating cash flows and net losses and may continue to have negative operating cash flows and net losses in the future. As a result, we may use the net proceeds from this offering to fund our continuing operations. See “Risk Factors—Risks Related to Our Business and Industry—We have historically experienced negative operating cash flow from operating activities.” Pending the use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing, investment-grade securities or short-term deposits. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business.
We are a holding company and have no material assets other than our ownership of our subsidiaries, and as a consequence, our ability to declare and pay dividends to our stockholders will be subject to the ability of our subsidiaries to provide distributions to us. If our subsidiaries make distributions to us in any given year, the portion, if any, to be paid as dividends to our stockholders will be determined by our Board of Directors. Any determination by our Board of Directors to pay dividends to holders of our common stock in the future will depend upon such factors as our earnings levels, capital requirements, requirements under the DGCL, the terms of any debt agreements we or our subsidiaries may enter into and other factors as our Board of Directors deems relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2026:
•	on an actual basis; and
•
on an as adjusted basis to give effect to the Warrant Net Exercise and the issuance and sale of     shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for per share amounts.

	As of March 31, 2026
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$18,601	$
Stockholders’ equity
Common stock, $0.001 par value; 150,000,000 shares authorized; 116,509,480 shares issued and outstanding, actual; 150,000,000 shares authorized; shares issued and outstanding, as adjusted	117
Additional paid-in capital	267,848
Accumulated deficit	(217,829)
Total stockholders’ equity	50,136
Total capitalization	$50,136	$

(1)
The as adjusted information is illustrative only and will change based on the actual initial public offering price. A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash and cash equivalents, total stockholders’ equity and total capitalization by $   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) as adjusted cash and cash equivalents, total stockholders’ equity and total capitalization by $   million, assuming the assumed initial public offering price remains the same.

DILUTION
Our consolidated net tangible book value as of March 31, 2026 was $49.4 million, or $0.42 per share of common stock. Consolidated net tangible book value represents consolidated tangible assets, less consolidated liabilities. Consolidated net tangible book value per share represents consolidated net tangible book value divided by the aggregate number of shares of common stock outstanding.
After giving effect to the Warrant Net Exercise, the Stock Split and the issuance and sale of     shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted consolidated net tangible book value as of March 31, 2026 was $   million, or $   per share of common stock. As adjusted consolidated net tangible book value per share represents as adjusted consolidated tangible assets, less as adjusted consolidated liabilities, divided by the aggregate number of shares of common stock outstanding after giving effect to the as adjusted adjustments described in this paragraph.
Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the as adjusted consolidated net tangible book value per share immediately after the completion of this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Consolidated net tangible book value per share as of March 31, 2026	$0.42
Increase in consolidated net tangible book value per share attributable to as adjusted adjustments
As adjusted consolidated net tangible book value per share as of March 31, 2026
Dilution per share to new investors		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) as adjusted consolidated net tangible book value per share by $   per share and dilution per share to new investors purchasing shares in this offering by $   per share, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) as adjusted consolidated net tangible book value per share by $   per share and dilution per share to new investors purchasing shares in this offering by $   per share, in each case assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares of our common stock from us in full, our as adjusted consolidated net tangible book value per share would be $  , and the dilution per share to new investors purchasing shares in this offering would be $  .

The following table sets forth, as of March 31, 2026, after giving effect to the Warrant Net Exercise, the Stock Split and the issuance and sale of      shares of common stock in this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, at the assumed initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus:

	Shares Purchased		Total Consideration
	Number	Percent	Amount (in thousands)	Percent	Average Price Per Share
Existing stockholders		%	$	%	$
New investors
Total			$

If the underwriters exercise their option to purchase additional shares of our common stock from us in full, the number of shares of common stock held by existing stockholders would decrease to    % of the total number of shares of common stock outstanding after the completion of this offering, and the number of shares of common stock held by new investors would increase to    % of the total number of shares of common stock outstanding after the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements involve risks and uncertainties. You should review “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.
Overview
We are the owner and developer of the permitted Sunshine Mine and the Sunshine Silver/Copper Refinery, as well as the associated facilities including the Sunshine Tailings Storage Facility and historical antimony refinery grounds. The Sunshine Mine is a historic, permitted, large-scale past-producing silver mine in the United States, which historically also produced meaningful quantities of antimony, copper and lead. The Sunshine Mine is one of the highest-grade primary silver resources in the world, with an average diluted silver grade of 1,022 grams per tonne of Indicated Mineral Resources and 776 grams per tonne of Inferred Mineral Resources. When production is restarted, we expect the Sunshine Mine will also be one of the largest silver mines in the United States. We have the major permits required to restart mining, milling and refining operations, and we will not require an environmental impact study to initiate restart of such operations. We do not anticipate issues in maintaining our current permitting status or securing the outstanding and ongoing permits required. A summary of relevant permits and their status is included in Table 17-1 of the Sunshine Technical Report Summary. Our current permits will be subject to normal course updates throughout the construction process. Our mining, milling and refining complex includes substantial installed infrastructure, including approximately $208 million of investments that we have made over the last 16 years to maintain and modernize the Sunshine Complex and to consolidate the highly prospective land package surrounding the Sunshine Mine. We plan to restart operations at the Sunshine Complex in 2028, subject to the results of the Feasibility Studies.
Components of Results of Operations
Pre-Development Expenses
Our pre-development expenses primarily include expenses related to the establishment of accesses to underground drilling stations, the construction of drilling stations, infill drilling, labor, and maintenance and repair activities.
General and Administrative Expenses
Our general and administrative expenses consist of salaries and benefits, stock-based compensation, professional and consultant fees, insurance, mineral and concession lease payments and other general administration costs. We expect our general and administrative expenses will increase significantly due to activities related to the Feasibility Studies we plan to undertake and operating as a public company. We expect higher costs related to salaries, benefits, stock-based compensation, legal fees, compliance and corporate governance, accounting and audit expenses, stock exchange listing fees, transfer agent and other stockholder-related fees, directors’ and officers’ and insurance costs and other administrative costs.
Depreciation and Amortization
Property, plant and equipment are recorded at cost. Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of plants and equipment, and buildings and improvements generally range from ten to twenty years, and for certain equipment, from three to seven years. The estimated useful lives of furniture, fixtures and computers range from three to ten years.
Cost of Goods Sold
Metals inventory and costs of goods sold are reported at average cost.
Accretion Expense
Accretion expense reflects the periodic increase in the carrying amount of the Company’s reclamation obligations resulting from the passage of time.

Income Taxes
As we have incurred substantial losses from our exploration and pre-development activities, we may receive further benefits in the form of deferred tax assets that can reduce our future income tax liabilities, if it is more likely than not that the benefit will be realized before expiration. Historically, we have not recognized these potential benefits in our financial statements and have fully reserved for such deferred tax assets, as we are in a cumulative three-year loss.
Royalties
We conduct exploration activities on patented and unpatented mining claims at the Sunshine Complex. We are required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that are triggered when we begin producing and selling minerals.
Portions of the Sunshine Mine Core Area are subject to NSR Royalties formed under a settlement agreement and royalty deed entered into among SPMI (the prior mine operator), the U.S. government and the Coeur d’Alene Tribe dated April 12, 2001 (collectively, the “2001 Consent Decree”). See “Business—Environmental—Hazardous Substances and Waste Management.” Pursuant to the 2001 Consent Decree, we are required to pay to the U.S. federal government and the Coeur d’Alene Tribe between a 0% (at a silver price below $6 per ounce) and 7% (at a silver price of $10 per ounce or higher) NSR Royalty in perpetuity.
We are not currently paying any royalties based upon production and sales. See “Business—The Sunshine Complex—Leases and Royalties” and Note 3 to our audited consolidated financial statements for the year ended December 31, 2025 included elsewhere in this prospectus.
Results of Operations
The following table presents certain information relating to our operating results for the periods indicated:

	Three Months ended March 31,		Years ended December 31,
	2026	2025	2025	2024
	(in thousands, except for share and per share amounts)
Sales	$—	$41	$501	$96
Operating expenses:
Exploration	—	—	262	—
Pre-development	7,400	1,111	16,990	2,662
General and administrative	5,599	1,614	14,084	5,749
Depreciation and amortization	365	133	849	577
Accretion expense	29	28	111	104
Cost of goods sold (exclusive of items shown separately above)	—	20	344	47
Operating loss	(13,394)	(2,865)	(32,138)	(9,043)
Other income (expense):
Interest expense	(10)	(1,177)	(2,904)	(3,872)
Interest income	153	2	299	23
Total other income (expense)	143	(1,175)	(2,605)	(3,849)
Income and mining tax expense	—	—	—	—
Net and comprehensive loss	(13,251)	(4,040)	(34,743)	(12,892)
Basic and diluted loss per share of common stock	$(0.11)	$(0.05)	$(0.36)	$(0.15)
Weighted average number of basic and diluted shares of common stock outstanding	116,509,480	85,439,630	97,291,648	85,439,630

Three Months Ended March 31, 2026 Compared to Three Months Ended March 31, 2025
For the three months ended March 31, 2026, we incurred a net loss of $13.3 million, compared to a net loss of $4.0 million for the three months ended March 31, 2025. The increase of $9.3 million in net loss was primarily attributable to the following:
•
Pre-development expense increased to $7.4 million for the three months ended March 31, 2026, compared to $1.1 million for the three months ended March 31, 2025, due to the decision in the year ended December 31, 2025 to proceed with activities related to the completion of three feasibility studies, including infill drilling and related expenditures required to complete these studies.

•
General and administrative expense increased to $5.6 million for the three months ended March 31, 2026, compared to $1.6 million for the three months ended March 31, 2025, due to increased personnel, stock-based compensation and increases in the scope of legal and accounting services.

•
Depreciation and amortization increased to $0.4 million for the three months ended March 31, 2026, compared to $0.1 million for the three months ended March 31, 2025, primarily due to additions of depreciable assets during the year ended December 31, 2025.

•
Total other income (expense) changed to income of $0.1 million for the three months ended March 31, 2026, compared to expense of $1.2 million for the three months ended March 31, 2025, primarily due to the conversion of convertible notes payable and extinguishment of notes payable in July 2025, which decreased interest expense compared to the three months ended March 31, 2025.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024
For the year ended December 31, 2025, we incurred a net loss of $34.7 million compared to a net loss of $12.9 million for the year ended December 31, 2024. The increase of $21.8 million in net loss was primarily attributable to the following:
•
Pre-development expense increased by 538% to $17.0 million for the year ended December 31, 2025, compared to $2.7 million for the year ended December 31, 2024, due to the decision in the year ended December 31, 2025 to proceed with scoping, drilling and other activities required to complete certain Feasibility Studies.

•
General and administrative expense increased by 145% to $14.1 million for the year ended December 31, 2025, compared to $5.7 million for the year ended December 31, 2024, due to increased personnel, stock-based compensation related to grants of stock options and increases in the scope of legal and accounting services.

•
Depreciation and amortization increased by 47% to $0.8 million for the year ended December 31, 2025, compared to $0.6 million for the year ended December 31, 2024, primarily due to additions of depreciable assets during the year ended December 31, 2025.

•
Total other expense decreased by 32% to $2.6 million for the year ended December 31, 2025, compared to $3.8 million for the year ended December 31, 2024, primarily due to the conversion of convertible notes payable and extinguishment of notes payable in July 2025, which decreased interest expense year over year.

Liquidity and Capital Resources
As of March 31, 2026, we had cash and cash equivalents of $18.6 million, compared to cash and cash equivalents of $31.0 million as of December 31, 2025. Cash and cash equivalents decreased due to costs incurred related to the advancement of the feasibility studies, general and administrative expenditures and capital expenditures incurred during the quarter.
As of December 31, 2025, we had cash and cash equivalents of $31.0 million, compared to cash and cash equivalents of $2.0 million as of December 31, 2024. The increase in cash and cash equivalents was primarily due to higher proceeds from debt and equity financing in the year ended December 31, 2025, as compared to debt financing proceeds in the year ended December 31, 2024.
As of December 31, 2025 and 2024, our related-party debt was nil and $42.7 million, respectively, which decrease was primarily due to the Private Placement Transaction (as defined below). We have no lines of credit or other bank financing arrangements. We have received a financial support commitment letter from Electrum Silver US LLC (“ESUS”), our largest stockholder, to ensure our ability to satisfy our obligations as a going concern through June 30, 2027. See “Certain Relationships and Related Party Transactions—Financial Support Commitment Letters.”
We believe that, upon the completion of this offering, we will have sufficient cash and resources to carry out our business plans for at least the next 12 months. We may require additional funds at a later date to support operations at the Sunshine Complex which, depending upon the circumstances, may be in various forms of debt, equity or a combination thereof. There can be no assurance that additional funds will be available to us on acceptable terms, or at all. We manage liquidity risk through the management of our capital structure.
Private Placement Transaction
On July 15, 2025, we entered into (i) a common stock purchase agreement with ESUS pursuant to which, among other things, we offered and sold 9,394,230 units consisting of one share of common stock and one half of a Private Placement Warrant (each, a “Unit”) at a purchase price of $4.00 per Unit and (ii) a common stock purchase agreement with Electrum Silver US II LLC (“ESUS II”) pursuant to which, among other things, we offered and sold 1,855,770 Units at a purchase price of $4.00 per Unit (collectively, the “ESUS Transactions”). Each Private Placement Warrant is exercisable for one share of common stock, has an exercise price of $5.00 per share and is exercisable until the later of two years from the date of grant or six months after the completion of this offering. We offered and sold additional Units on the same terms to qualified purchasers as set forth below (collectively with the ESUS Transactions, the “Private Placement Transaction”).
Additionally, on July 15, 2025, ESUS committed to purchase (subject to reduction by amounts sold to other qualified purchasers) up to 7,500,000 additional Units at a purchase price of $4.00 per Unit. ESUS fulfilled its commitment by entering into common stock purchase agreements on November 5, 2025 and December 29, 2025 as set forth below.
Between July 15, 2025 and December 29, 2025, we entered into the following common stock purchase agreements:
•
a common stock purchase agreement with Ajami Associates, an entity controlled by Ali Reza Erfan, one of our directors, pursuant to which, among other things, we offered and sold 125,000 Units at a purchase price of $4.00 per Unit;

•	two common stock purchase agreements with Douglas Groh, one of our directors, pursuant to which, among other things, we offered and sold 125,000 Units at a purchase price of $4.00 per Unit;
•	a common stock purchase agreement with André van Niekerk, our Chief Financial Officer, pursuant to which, among other things, we offered and sold 75,000 Units at a purchase price of $4.00 per Unit;
•
a common stock purchase agreement with White Mining Consulting Inc., an entity controlled by Heather White, our Chief Executive Officer and one of our directors, pursuant to which, among other things, we offered and sold 50,000 Units at a purchase price of $4.00 per Unit;

•
an additional common stock purchase agreement with ESUS, in connection with the ESUS commitment described above, pursuant to which, among other things, we offered and sold 3,750,000 Units at a purchase price of $4.00 per Unit;

•
an additional common stock purchase agreement with ESUS, to complete the remaining ESUS commitment described above, pursuant to which, among other things, we offered and sold 2,739,310 Units at a purchase price of $4.00 per Unit; and

•	common stock purchase agreements with certain other additional investors, pursuant to which, among other things, we offered and sold 635,690 Units at a purchase price of $4.00 per Unit.
Term Loans
On April 11, 2024, we entered into a term loan agreement (the “ESUS II Term Loan”) with ESUS II for an aggregate principal amount of $6.5 million, bearing interest at a rate of 12.00% per annum. On November 12, 2024, we entered into a term loan agreement (the “2024 ESUS Term Loan”) with ESUS for an aggregate principal amount of $7.0 million, bearing interest at a rate of 12.00% per annum. On April 1, 2025, we entered into a term loan agreement (the “2025 ESUS Term Loan” and, together with the 2024 ESUS Term Loan, the “ESUS Term Loans”) with ESUS for an aggregate principal amount of $15.0 million, bearing interest at a rate of 12.00% per annum.

On July 15, 2025, in connection with the Private Placement Transaction, all outstanding amounts under the ESUS II Term Loan and ESUS Term Loans (totaling approximately $28.1 million) were extinguished in exchange for Units.
Convertible Notes
On September 2, 2022, we entered into a convertible note purchase agreement with ESUS and Ospraie (as successor-in-interest to the Municipal Employees’ Retirement System of Michigan Group Trust) (as amended, the “2022 Convertible Note Purchase Agreement”) for an aggregate principal amount of approximately $30.7 million, bearing interest at a rate of 5.00% per annum, compounding annually. In connection with the issuance of the convertible notes, we also issued to ESUS warrants to purchase 2,739,640 shares of common stock at an exercise price of $2.868 per share and we issued to Ospraie warrants to purchase 2,615,060 shares of common stock at an exercise price of $2.868 per share. Those warrants, as amended on April 29, 2026, will be automatically net exercised into    shares of our common stock immediately prior to the completion of this offering.
On July 15, 2025, in connection with the Private Placement Transaction, all convertible notes outstanding under the 2022 Convertible Note Purchase Agreement (totaling approximately $35.3 million including accrued interest) were converted into 12,319,850 shares of common stock pursuant to a note conversion and cancellation agreement (the “Note Conversion and Cancellation Agreement”), by and among the Company, ESUS and Ospraie.
Cash Flows
The following table presents our sources and uses of cash for the periods indicated:

	Three Months ended March 31,		Years ended December 31,
	2026	2025	2025	2024
	(in thousands)
Net cash provided by (used in):
Operating activities	$ (10,616)	$ (2,237)	$(24,423)	$(7,724)
Investing activities	(1,535)	(352)	(10,452)	(863)
Financing activities	(224)	2,866	63,883	8,801
Total change in cash	(12,375)	277	29,008	214

Cash used in operating activities primarily consists of cash used in pre-development activities, infill drilling and general and administrative expense. Cash used in operating activities was $10.6 million and $2.2 million for the three months ended March 31, 2026 and 2025, respectively. Cash used in operating activities was $24.4 million and $7.7 million for the years ended December 31, 2025 and 2024, respectively.
Cash used in investing activities primarily consists of cash used in investment in mining equipment and infrastructure. Cash used in investing activities was $1.5 million and $0.4 million for the three months ended March 31, 2026 and 2025, respectively. Cash used in investing activities was $10.5 million and $0.9 million for the years ended December 31, 2025 and 2024, respectively.
Cash provided by (used in) financing activities primarily consists of debt and equity financing proceeds, net of debt repayment against notes payable used to finance insurance premiums. Cash provided by financing activities during the three months ended March 31, 2025 was $2.9 million, primarily due to $3.0 million from notes payable and $0.1 million paid against notes payable used to finance insurance premiums. Cash provided by financing activities was $63.9 million and $8.8 million for the years ended December 31, 2025 and 2024, respectively. The increase of $55.1 million was primarily due to debt financing proceeds of $17.6 million and equity financing proceeds of $46.9 million.

Contractual Obligations
As of March 31, 2026, we had the following contractual obligations:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Reclamation and remediation obligations	$4,181	$—	$—	$—	$4,181
Mineral leases, concessions and agreements obligations(1)	314	60	180	65	9
Accounts payable and accrued liabilities	7,557	7,557	—	—	—
Note payable for insurance financing	459	459	—	—	—
Total contractual obligations	$12,511	$8,076	$180	$65	$4,190

(1)	Does not contain product and sale royalty payments.
In addition, we have entered into commitments with federal and state agencies to lease surface and mineral rights. These leases are renewable annually.
Stock-Based Compensation
In 2021, we issued stock options to purchase 1,000,000 shares of common stock under the 2021 Long Term Incentive Plan (the “LTIP”). These stock options are exercisable over a 10-year term and vest in equal monthly installments over a 60-month period subject to the grantee’s continuous service. In 2025, we issued stock options to purchase 7,623,000 shares of common stock under the LTIP to certain directors, employees and consultants. These stock options are exercisable over a 10-year term and generally vest and become exercisable in equal installments on the first three anniversaries of the grant date, subject to the grantee’s continuous service. We recognize all stock-based compensation as a cost in our consolidated financial statements. We issued no stock options in the three months ended March 31, 2026 and 2025. The total stock-based compensation expense incurred for the three months ended March 31, 2026 and 2025 was $1.8 million and $0.1 million, respectively. The total stock-based compensation expense incurred for the years ended December 31, 2025 and 2024 was $3.6 million and $0.4 million, respectively.
Off Balance Sheet Arrangements
We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our stockholders.
Critical Accounting Policies and Estimates
Listed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability or expense that is being reported.
Mineral Properties and Carrying Value of Long-Lived Assets
Mineral property acquisition costs are recorded at cost and are deferred until the viability of the property is determined. Exploration, mineral property evaluation, option payments, related acquisition costs for mineral properties acquired under option agreements, general overhead, administrative and holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred. When Proven Mineral Reserves and Probable Mineral Reserves are determined for a property, subsequent development costs on the property are capitalized. If a project were to be put into production, capitalized development costs would be depleted on the units of production basis determined by the Proven Mineral Reserves and Probable Mineral Reserves for that project.
Once applicable, existing Proven Mineral Reserves and Probable Mineral Reserves and value beyond Proven Mineral Reserves and Probable Mineral Reserves, including mineralization other than Proven Mineral Reserves and Probable Mineral Reserves and other material that is not part of the Indicated or Inferred Mineral Resource base, will be included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of silver or other commodities that will be obtained after taking into account losses during mineral processing and treatment and ultimate sale to customers. Estimates of recoverable minerals from such exploration stage mineral interests are risk-adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected silver and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. No impairment tests have been required during the periods presented.
Various factors could impact our ability to achieve our forecasted production schedules from Proven Mineral Reserves and Probable Mineral Reserves. Additionally, production, capital and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where Proven Mineral Reserves and Probable Mineral Reserves have been identified, due to the lower level of confidence that the identified Mineral Resources could ultimately be mined economically. Assets classified as Exploration Targets have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.
Reclamation Obligations
We incur reclamation obligations as part of our mining-related activities. Our current reclamation obligations derive from historical mining operations and pre-development operations. Reclamation methods and requirements can differ depending on the mine and state rules and regulations in existence. Reclamation obligations are recognized when incurred and are initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement obligation, which reflects the estimated present value of future closure obligations, is capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life on a units of production basis. Reclamation obligations are based on when the spending for an existing environmental disturbance will occur. Our undiscounted reclamation obligations were estimated at approximately $4.2 million as of March 31, 2026, December 31, 2025 and 2024, and the corresponding asset retirement obligation was approximately $1.8 million, $1.8 million and $1.7 million, respectively.
Accounting for reclamation obligations requires management to make estimates unique to the Sunshine Complex relating to the future costs we will incur to complete the reclamation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Examples of events that would trigger a change in the cost include a new reclamation law or amendment to an existing mineral lease. Examples of events that would cause a change in the estimated settlement date include a change in the mine plan resulting in an extension or acceleration of the closure of a site. Changes in estimated settlement date or amounts are recognized through updates to the reclamation liability and associated reclamation asset and recognized through accretion of the liability and depreciation of the associated reclamation asset. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation work required. Any such increases in future costs could materially impact the amounts charged to earnings for reclamation.
Stock-Based Compensation
We recognize stock-based compensation as an expense in our consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. We estimate the grant date fair value using the Black-Scholes option-pricing model, using the grant date share price, estimated volatility, the expected life of the awards, exercise price, the risk-free interest rate and the expected dividend yield. Prior to us having publicly traded share price data, the grant date share price is determined utilizing the implied value from other equity transactions of our common stock. Forfeitures are recognized as they occur. The expected life of an award is and will be based upon the mid-point of vesting and contractual term dates until our historical experience provides a sufficient history to act as the basis of determining the expected term. Estimated volatility is based on historical volatility derived from a group of publicly traded peer companies and will continue to be used until our publicly traded stock history provides a sufficient basis for estimating expected future volatility.

Income and Mining Taxes
We recognize the expected future tax benefit from deferred tax assets when the tax benefit is considered to be more likely than not of being realized. Assessing the recoverability of deferred tax assets requires management to make estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in the United States. See “—Mineral Properties and Carrying Value of Long-Lived Assets” above for a discussion of the factors that could cause future cash flows to differ from estimates. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by our deferred tax assets recorded at the reporting date.
Income tax expense or benefit consists of current income taxes payable or refundable for the period, net of the change during the period in deferred income tax assets and liabilities.
Jumpstart Our Business Startups Act of 2012
The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies.
Quantitative and Qualitative Disclosures About Market Risk
Commodity Price Risk
We intend to engage in the production of concentrates containing silver and other minerals including copper, lead and antimony. We expect the principal source of future revenue to be the sale of concentrates containing silver, and to a lesser extent, copper, lead and antimony. A significant and sustained decrease in the price of these metals from current levels could have a material and negative impact on our business, financial condition and results of operations.
Bank Counterparty Risk
We have placed nearly all of our cash investments with a single, high-quality financial institution. All cash equivalents are invested in high-quality, short-term money market instruments, including government securities, bankers’ acceptances, bank notes, certificates of deposit, commercial paper and repurchase agreements of domestic and foreign issuers. At no time have we had funds invested in asset-backed commercial paper. We have not experienced any losses on our cash investments.

INDUSTRY OVERVIEW
The Silver Market
Metal Overview
Silver is a precious metal occurring naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc. It is widely used in both industrial applications and as an investment asset. Unlike many other commonly mined major metals, approximately 74% of mined silver supply is delivered as a by-product from the mining of other metals. This makes primary silver deposits of scale, like the Sunshine Mine, rare.
Silver’s distinct physical and chemical properties drive diversified and growing industrial demand for silver, including from applications in AI. Silver is the best metallic conductor of electricity, and its sensitivity to and high reflectance of light, along with its strength and ability to withstand extreme temperature changes, restrict silver’s substitution in most applications.
Silver has also been used throughout much of human history as a store of value. As an investment asset, silver is viewed as an attractive hedge against inflation or devaluation of fiat currencies, and as a risk-off asset during times of economic or geopolitical uncertainty.
Demand Side
Industrial demand accounted for approximately 58% of total silver demand in 2025, according to the Silver Institute’s “World Silver Survey 2026” report. Industrial demand for silver is expected to increase by 17% by 2032 over 2026 levels, according to the CPM Silver Data Report.
Silver is essential in solar panels, superconductors and personal electronics due to its conductivity and temperature-resistance. Photovoltaic cells rely on silver to optimize energy output, while electric vehicles use silver in sensors, wiring and control modules. Silver is also used in energy storage.
Demand for silver from solar applications has accelerated in recent years, given solar’s key role in the transition to green energy. Additionally, increased volatility in the global energy markets due to armed conflicts and geopolitical uncertainty have historically driven up demand for alternative energy sources, such as solar, that are less vulnerable to global supply chain disruptions. As a result, we believe current energy security dynamics may accelerate demand for silver. We expect other emergent themes, including AI, nano silver, biocides and other applications to continue driving industrial demand growth for silver.
Silver is an essential component used in technology driving the energy transition and in most consumer electronics. Silver’s diversified industrial uses contribute to demand resilience, and because most applications require only small quantities of metal, substitution is limited and industrial demand has historically been relatively price inelastic.
Forecast Industrial Demand for Silver

Source: CPM Silver Data Report
Silver has also served as a safe haven asset, a portfolio diversifier and a form of currency with no default risk for approximately 4,000 years. We expect investment demand for silver to continue rising, as it has historically grown during periods of geopolitical, macroeconomic and financial risks, and devaluation of fiat currencies. 2025 demonstrated silver’s utility as an investment asset, with signs of increasing institutional demand. Against the current geopolitical and macroeconomic backdrop, and given the under-ownership of silver in current institutional portfolios relative to gold and other real assets, we believe there is substantial runway for investment demand growth.

Supply Side
Silver supply is largely driven by mined silver production, which accounted for approximately 78% of total silver supply in 2025. Mined supply is sourced primarily from Mexico, China and Peru, which collectively accounted for approximately 49% of global mined supply in 2025, compared to only approximately 4% from the United States. China, the world’s third-largest silver producer in 2025, added silver to its critical minerals list and introduced new regulations in October 2025 establishing qualification and review requirements for enterprises exporting silver during 2026 and 2027, reflecting heightened government oversight of silver exports from a major producing jurisdiction. While the ultimate impact of this policy on global silver supply and pricing remains uncertain, any restrictions or delays in exports from China (which accounted for approximately 13% of silver supply in 2025) could further constrain global silver availability.
Mined supply has been in a declining trend since 2016 due to reserve depletion, declining ore grades, limited new discoveries and a long period of under-investment in new capacity. Annual additions to silver mining capacity in near-term mine development projects fell 80% between 2013 and 2024, and only approximately 26% of global mined supply in 2025 came from primary silver mines. Due to the by-product nature of most mined silver, project sanctioning decisions that would increase silver supply often depend on the economics of other metals being mined, instead of the underlying fundamentals of the silver market, thereby reducing supply-side response to growing silver demand.
Pricing and Outlook
The silver market remains in a supply deficit. This dynamic creates a highly supportive structural backdrop for spot silver prices and an attractive opportunity for silver explorers and producers.
Silver prices rose sharply in 2025, from $29.56 per ounce on January 2, 2025 to approximately $72.15 per ounce on December 31, 2025, representing an increase of approximately 144%, and have remained strong in 2026. The current spot price of silver was $81.13 per ounce as of May 8, 2026, as per APMEX. The silver supply deficit, combined with macroeconomic factors such as declining interest rates, inflation, geopolitical uncertainty and devaluation of fiat currencies, provides additional tailwinds for potential further price appreciation. While higher silver prices can positively affect the economics of silver exploration and development projects, silver prices are volatile and subject to significant fluctuations based on macroeconomic, monetary and geopolitical factors.
The Antimony Market
Antimony is recognized as a critical mineral in the United States, EU, Japan and Australia. Its unique chemistry makes it essential in defense and several civilian supply chains. As of 2024, China accounted for 43% of global antimony mine production and hosted 90% of the world’s antimony smelting capacity, according to the Argus Report. In response to China’s export controls and escalating geopolitical tensions, there is increased interest in developing domestic supply chains for antimony in the United States and Europe. Elevated antimony prices outside of China and domestic protectionist policies in the United States and Europe are expected to create significant opportunity for domestic antimony suppliers, underscoring both the strong strategic and industrial logic behind the potential development of the Sunshine Antimony Plant.
Metal Overview
Antimony is a brittle, silvery metalloid mainly found in the form of stibnite. Most current production of antimony comes from quartz-stibnite veins and replacement deposits, with antimony extracted both as a primary product and as a by-product of mining operations.
Antimony trisulfide is commonly used in military applications such as ammunition and explosives, as well as in flame retardants and semiconductors. The U.S. Army aims to establish a “ground-to-round” domestic supply chain for antimony trisulfide. According to the Argus Report, more than 300 types of munitions rely on this compound.
The chemical compounds antimony trioxide (“ATO”) and sodium antimonate are key downstream chemical compounds of antimony with wide-ranging applications. Most of the world’s antimony is used as ATO in flame-retardant materials. ATO is chemically inserted or physically blended into different materials for flame retardance. Alloys of antimony and lead provide enhanced electrical properties to batteries as well as increased hardness to ammunition. Antimony is also used in the production of plastics and high-quality solar glass.

Demand Side
Global Antimony Demand by End Use (tonnes)

Source: Argus Report
According to the Argus Report, 45% of global antimony demand in 2024 was driven by the use of antimony as a flame retardant in construction materials, plastics, textiles and electrical or electronic components, including for wiring in data centers. In defense applications, antimony-based flame retardants are built into uniforms, vehicle interiors, cables and components where fire resistance is a mission-critical safety requirement. An additional 23% of global antimony demand in 2024 was for metallurgical alloys (with wide-ranging applications from their use in lead-acid batteries to increasing hardness in ammunition) and an additional 16% of antimony demand in 2024 was driven by solar glass and ceramics (driven by ongoing expansion in the solar photovoltaic sector in recent years). Antimony is also used in semiconductor doping, compound semiconductors, energy storage and polyester catalysts, among other applications.
According to the Argus Report, there are no sectors with high risk of substitution for antimony use. Risk of antimony substitution is particularly low in the manufacturing of armor-piercing projectiles and explosive primers, as military uses tend to need very specific ballistic, thermal and reliability properties due to safety constraints.
According to the Argus Report, mature, industrial applications are expected to sustain current demand for antimony, but technological innovation in photovoltaics and battery chemistries, growing data center capacity, as well as expanding military budgets, are expected to drive future demand growth. For example:
•	Global renewable power capacity is expected to double between 2024 and 2030, with solar photovoltaics accounting for approximately 80% of the global increase;
•
World military expenditure continues to increase, rising by 9.4% in 2024, marking the tenth year of consecutive increases. Many countries have committed to raising military spending, which is anticipated to lead to further global increases in the coming years; and

•	The data center industry is expected to benefit from multiple durable growth drivers in the years ahead, including from the adoption of AI, machine learning and “digitization of everything.”

Renewable Electricity Growth by Technology Segment, and Solar PV Share, 2013 – 2030	World Military Spending, 1990 – 2024

Source: Argus Report	Source: World Bank

Global antimony demand is expected to increase by 35% from 170 kilotonnes in 2024 to approximately 230 kilotonnes by 2040 according to the Argus Report. The United States is a major consumer, mainly importing antimony oxides. U.S. net imports of antimony oxides have risen sharply in recent years. A growing area of demand in the United States is expected to come from data centers being built for the growth in AI technology as wiring systems for these applications require flame retardants.
US Antimony Oxides Trade, 2020 – 2025 (tonnes)

Source: Argus Report, Official Customs Data
Supply Side
China, Myanmar, Tajikistan and Russia accounted for 81% of global antimony mine production in 2024, with China accounting for 43% of global antimony mine production and hosting 90% of the world’s antimony smelting capacity, according to the Argus Report. With this market structure, global antimony supply is characterized by persistent tightness and volatility, driven by resource depletion in major producing countries, Chinese export controls and geopolitical factors. Production has lagged demand in recent years, and this supply deficit is expected to continue in coming years for U.S. and Western importers if Chinese supply restrictions persist and additional ex-China capacity from new projects is not added.
China implemented export restrictions on antimony in September 2024, requiring companies to obtain export licenses from the commerce ministry. These controls were expanded in December 2024 to include an outright ban on exporting “dual-use” items like antimony to U.S. military users or for military purposes. On November 9, 2025, China suspended its U.S. export ban on antimony. However, Chinese antimony exports remain subject to dual-use controls and U.S. importers still need to navigate China’s export licensing system, which is considered a significant regulatory hurdle. These restrictions and, more broadly, sustained geopolitical tensions, have catalyzed U.S. and Western efforts towards diversification and re-shoring of critical mineral supply chains.
While the United States has antimony reserves, no mines have been active since 1992, and the country relies heavily on imports. U.S. Antimony Corporation (“USAC”) is the only significant operating processor of antimony products in the

United States, and according to USAC’s company filings, it currently supplies approximately 4% of U.S. demand for antimony oxide products. USAC is reopening a mine in Montana and has leased mineral rights in Alaska, while Perpetua Resources Corp. is developing the Stibnite gold-antimony project in Idaho. The U.S. government has been highly supportive of domestic antimony production efforts, and we expect it to remain so in the foreseeable future.
We are progressing design and planning for the Sunshine Antimony Plant with a potential nameplate annual capacity of up to 34.5 million pounds (15.6 kilotonnes) of finished antimony. Based on forecasts of global antimony demand from the Argus Report and assuming U.S. demand growth matches global demand growth, we believe U.S. demand for antimony will be approximately 59 million pounds by 2030. If the contemplated nameplate annual capacity of 34.5 million pounds (15.6 kilotonnes) is achieved, the Sunshine Antimony Plant could supply up to 60% of U.S. demand using antimony-bearing concentrate from the Sunshine Mine, as well as from third party sources. We believe we are strategically well-positioned to supply the U.S. market.
Pricing and Outlook
In 2024 and 2025, Chinese export controls led to a surge in antimony prices outside China. U.S. and European antimony metal prices increased by approximately 350% between April 2024 and June 2025, when prices peaked just above $60,550 per tonne in the United States and $60,700 per tonne in Europe. Despite moderating in the second half of 2025, antimony prices in the United States and Europe remain meaningfully higher than historical levels.
Antimony prices outside China are expected to remain elevated due to tightening supply and rising strategic demand, according to the Argus Report, which projects that U.S. antimony prices will reach $48,000 per tonne in 2030 and $60,500 per tonne in 2040, representing a significant premium over historically prevailing prices.
U.S. Antimony Price Forecast
(Antimony min 99.65% CIF US) ($ per tonne)

Source: Argus Report
We believe domestic production from Idaho will benefit from this strong price environment and command a strong premium over Chinese production, especially in guaranteed long-term offtake contracts with defense, critical infrastructure and potentially original equipment manufacturer customers in the United States. According to the base case of the Argus Report, antimony prices in Europe are expected to maintain their current levels in 2026 (approximately $40,000 per tonne) and then match the China price forecast at a 75% premium, while U.S. prices are projected to hold a 2% premium over Europe.
We believe long-term market structure and geopolitical trends have converged to create a conducive environment for the potential antimony restart project at the Sunshine Complex, affording us strong prospects for attractive long-term pricing, contracted offtake and upside optionality if export controls tighten further. We believe antimony has transitioned from a niche minor metal to a strategic specialty where credible U.S. producers can expect durable pricing power while addressing a key strategic security need.
The Market for Other Critical Minerals: Gallium and Germanium
We have commenced early-stage sampling and testing activities of material from the Sunshine Complex to evaluate for the potential presence and recovery of other critical minerals such as gallium and germanium and to support the possible future production of these other critical minerals and thereby support the resilience of supply chains critical to the U.S. technology and defense industries.

Both gallium and germanium play essential roles in semiconductor and optoelectronic applications, and their supply is strategically important for U.S. industrial and national-security uses. However, the United States is heavily dependent on imports for these critical minerals, primarily from China, which controls the majority of global gallium and germanium output. This leaves the supply of these critical minerals in the United States vulnerable during times of heightened geopolitical tensions and export controls. In August 2023, Chinese export controls on gallium and germanium came into effect, and by late 2024 those restrictions escalated to include a ban on exports to the United States.
To further expand our potential capacity to refine critical minerals at the Sunshine Complex, we are investigating and testing methods to extract additional critical minerals, such as germanium and gallium, both of which were historically present in ore from the Sunshine Mine. Assays of recent drill intercepts and tailings samples have shown meaningful quantities of germanium and gallium, as well as other critical minerals. If an adequate method is found to deliver cost-efficient extraction and purification of these critical minerals, we may integrate the requisite technology into the refining operations we are developing, with the potential to generate additional revenue from such critical minerals. However, SLR and SRK have not estimated antimony, copper, lead, gallium or germanium Mineral Reserves or Mineral Resources, and we may not be able to demonstrate reasonable prospects for economic extraction of these by-products or other critical minerals. See “Risk Factors—Risks Related to Our Business and Industry—We are dependent on the Sunshine Mine for our future operations. The Sunshine Mine does not currently have any Proven Mineral Reserves or Probable Mineral Reserves, or any antimony, copper, lead, gallium or germanium reserves or resources, as defined under S-K 1300.”
Gallium Market Overview
Globally, primary gallium is recovered mainly as a by-product of processing bauxite and zinc ores. The United States has had no primary production since 1987. One New York facility recovered and refined gallium from imported low-purity metal and scrap. The U.S. Geological Survey reports that the country’s net import reliance for gallium as a percentage of reported consumption was 100% for each of the five years between 2020 and 2024. In 2024, more than 50% of U.S. imports of gallium originated from Japan, China and Germany, while China supplied more than 99% of global primary output according to the U.S. Geological Survey.
U.S. gallium demand is dominated by compound semiconductors. In 2024, integrated circuits accounted for approximately 79% of domestic use, and optoelectronic devices accounted for approximately 20% of domestic use, largely in gallium arsenide and gallium nitride wafers according to the U.S. Geological Survey. These materials enable 5G radio frequency amplifiers, data center power electronics, LED and laser diodes, high-efficiency solar cells and advanced defense and telecom systems. Global gallium demand is expected to grow substantially from the growth of these gallium-intensive semiconductor and clean-energy applications. However, as gallium occurs in small concentrations in ores of other metals, supply is structurally tight and dependent on throughput of bauxite and zinc processing rather than gallium pricing. Recent export controls implemented by China have further constrained supply.
Germanium Market Overview
Germanium is produced almost entirely as a by-product of zinc smelting, with minor recovery from other commodities. In 2024, the United States imported 33 tonnes of germanium metal and dioxide, largely from Belgium, Canada, China and Germany. Only a few countries produce or recycle germanium at scale, and China dominates both production and exports.
Germanium demand is concentrated in high-value uses in the United States. Germanium is consumed in fiber optics used for data networking and telecommunications, infrared optical systems used in commercial and government markets and solar cells used for space applications and semiconductor and radiation detector manufacturing. Germanium supply is constrained by its by-product nature and concentrated refining, and only a few countries recover germanium commercially. Global supply of germanium is tight. Since 2024, germanium metal and dioxide prices have rallied sharply.
Domestic production and supply chain resilience of germanium is therefore a strategic priority area, and this is evident in recent U.S. government support for the germanium supply chain. In April 2024, the U.S. Department of Defense announced an award of $14.4 million via the Defense Production Act Investment Program to 5N+ Semiconductors to sustain and expand the capability to produce germanium substrates used in solar cells for defense and commercial satellites.

BUSINESS
The Company
We are the owner and developer of the permitted Sunshine Mine and the Sunshine Silver/Copper Refinery, as well as the associated facilities including the Sunshine Tailings Storage Facility and historical antimony refinery grounds. The Sunshine Mine is a historic, permitted, large-scale past-producing silver mine in the United States, which historically also produced meaningful quantities of antimony, copper and lead. The Sunshine Mine is one of the highest-grade primary silver resources in the world, with an average diluted silver grade of 1,022 grams per tonne of Indicated Mineral Resources and 776 grams per tonne of Inferred Mineral Resources. When production is restarted, we expect the Sunshine Mine will also be one of the largest silver mines in the United States. We have the major permits required to restart mining, milling and refining operations, and we will not require an environmental impact study to initiate restart of such operations. We do not anticipate issues in maintaining our current permitting status or securing the outstanding and ongoing permits required. A summary of relevant permits and their status is included in Table 17-1 of the Sunshine Technical Report Summary. Our current permits will be subject to normal course updates throughout the construction process. Our mining, milling and refining complex includes substantial installed infrastructure, including approximately $208 million of investments that we have made over the last 16 years to maintain and modernize the Sunshine Complex and to consolidate the highly prospective land package surrounding the Sunshine Mine. We plan to restart operations at the Sunshine Complex in 2028.
Although not currently defined as part of the existing resource or economics, we plan to produce antimony, as well as copper and lead by-products, once operations restart at the Sunshine Mine. The silver-bearing mineralization (tetrahedrite) at the Sunshine Mine has historically contained economic quantities of antimony, as demonstrated by decades of antimony production at the Sunshine Complex, which processed concentrate from the Sunshine Mine and other mines. Antimony production from the Sunshine Complex supported the U.S. war effort during World War II, and between 1953 and 2001, the Sunshine Complex produced over 48.4 million pounds of finished antimony. The Sunshine Antimony Plant could allow us to process antimony-bearing concentrate from the Sunshine Mine and toll-process external (third party) antimony-bearing concentrates, which together could provide a pathway for the Sunshine Complex to become one of the most significant centralized hubs for producing refined antimony in North America.
We have commenced early-stage sampling and testing of material from the Sunshine Complex to evaluate for the potential presence and recovery of other critical minerals such as gallium and germanium to support the possible future production of these other critical minerals. Silver, antimony and other critical minerals like copper, lead, gallium and germanium are required in applications with significant relevance to national security, industrial revitalization and energy independence. Silver is the best metallic conductor of electricity and is used in photovoltaic cells, electronics, electric vehicles, sensors and corrosive-resistant welding and, like gold, as a store of value. Antimony is used for munitions production, flame retardants, batteries, semi-conductors and other key defense applications. Copper is essential for electrification and energy transition, while lead is required in energy storage and national defense applications. Gallium is essential for the production of 5G mobile telecommunications infrastructure, data center electronics, LED lights and laser diodes, high-efficiency solar cells and advanced defense and telecom systems, while germanium is essential for the production of fiber optics, infrared optical systems, solar cells and radiation detectors.
Large, primary silver mines are rare, with only approximately 26% of global mined supply coming from primary silver mines in 2025. Additionally, the universe of primary silver companies is small – a reality exacerbated by recent consolidation among public silver mining companies, including Pan American Silver Corp.’s acquisition of MAG Silver Corp. in September 2025, Coeur Mining Inc.’s purchase of SilverCrest in February 2025 and First Majestic Silver Corp.’s acquisition of Gatos Silver in January 2025. Silver supply is largely driven by mined silver production, which accounted for approximately 78% of total silver supply in 2025. Mined supply is sourced primarily from Mexico, China and Peru, which accounted for approximately 49% of global mined supply in 2025, compared to only approximately 4% from the United States.
Although the United States is estimated to contain significant quantities of critical Mineral Resources, decades of foreign outsourcing have created a heavy reliance on other nations, especially China, for processing and supply. Specifically, while China accounted for 13% of global mined silver supply in 2025, it controlled the refining of approximately 60% to 70% of the global supply of silver. Driven by national security and economic security considerations, the United States is now actively working to bolster domestic critical mineral production, create a more favorable permitting environment to make U.S. mining and processing more competitive globally, and reduce its dependence on other nations. Most notably, the U.S. Department of the Interior’s “List of Critical Minerals” serves as a blueprint for the U.S. government’s objective to secure supplies of materials needed for defense, manufacturing and clean energy technologies. Silver was recently added to the list, joining other critical minerals which may also be present at the Sunshine Mine including antimony, copper, lead, gallium and germanium. Inclusion on the “List of Critical Minerals” is significant because it identifies minerals that the U.S. government deems strategically important and may inform federal prioritization for research, permitting, national stockpiling and incentive or funding programs designed to strengthen domestic supply chains.
Principal Asset
Our principal asset is the Sunshine Complex. The Sunshine Antimony Plant, which we may develop depending on the outcome of our anticipated antimony Feasibility Study, would also make up part of the Sunshine Complex. The Sunshine Complex is located in the Silver Valley in Idaho, the most prolific silver district in U.S. history, which hosts many past-producing and currently operating mines along an approximately 12-mile belt. The Silver Valley is a mining-friendly region of the United States with immediate access to transportation, water and low-cost, renewable electricity. The region benefits from favorable mining regulations, an existing skilled labor force, mine suppliers and strong support for mining from the local population and government. We are the largest mineral rights holder in the Silver Valley. We own and control 9,561 hectares of a highly prolific, underexplored and newly consolidated district-scale land package around the Sunshine Mine.
Location of the Sunshine Mine within the United States and the Silver Valley

The Sunshine Mine is estimated to have produced approximately 365 million ounces of silver between its initial production in the early 1900s and the cessation of production in the early 2000s. Over the last five full years of production from 1996 to 2000, the Sunshine Mine produced ore containing 23.0 million ounces of silver, 4.7 million pounds of antimony, 5.7 million pounds of copper and 38.4 million pounds of lead, with average metallurgical recovery of 97%, 97%, 97% and 93%, respectively. We have the major permits required to restart mining, milling and refining operations, and we will not require an environmental impact study to initiate restart of such operations. We do not anticipate issues in maintaining our current permitting status or securing the outstanding and ongoing permits required. A summary of relevant permits and their status is included in Table 17-1 of the Sunshine Technical Report Summary. Our current permits will be subject to normal course updates throughout the construction process.
We expect that, following the contemplated conversion to a dry stack tailings storage facility, the Sunshine Tailings Storage Facility will have sufficient capacity to support tailings production for the entirety of the mine life envisioned in both the Base Case of the Sunshine Technical Report Summary, which envisions a 24-year mine life and assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, and the Indicated Only Case of the Sunshine Technical Report, which envisions a 10-year mine life and assumes the mining of only Indicated Mineral Resources. We are one of the few U.S. mining companies with a vertically integrated mine to mill to refinery platform, enabling potential onsite production of silver eligible for the COMEX global futures and commodities marketplace. Given the limited domestic refining capacity for silver, this integration provides a strategic advantage in supplying U.S. industrial and investment demand. Additionally, we have all major permits required for antimony production, which could enable us to produce a suite of finished antimony products using antimony feed from the Sunshine Mine and other mines in the United States, which could provide additional revenue opportunities beyond our own mining and milling operations. We are undertaking a Feasibility Study for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery, and we are also undertaking a Feasibility Study for the development of the Sunshine Antimony Plant as part of our technical evaluation ahead of a potential decision to pursue the development of the Sunshine Antimony Plant. In parallel with these Feasibility Studies and based on the results of these Feasibility Studies, we may evaluate external financing alternatives and strategic transactions with respect to the Sunshine Silver/Copper Refinery and the Sunshine Antimony Plant.

The Sunshine Mine includes substantial installed infrastructure, including approximately $208 million of investments that we have made over the last 16 years to maintain and modernize the Sunshine Complex and to consolidate the highly prospective land package around the Sunshine Mine. Notable existing underground development comprises two shafts, three hoists and three adits, which allows multiple paths to access the underground, as well as the flexibility to cost-effectively ramp up production rates if further Mineral Resources are discovered, especially in the highly prospective Upper Country (as defined below) area. The Sunshine Complex also has the Sunshine Tailings Storage Facility, the Sunshine Silver/Copper Refinery, power transmission grids and other fixed equipment, all of which may lower capital costs and timeline to production. In total, we estimate that it would currently cost approximately $600 million to replace this existing infrastructure, and we also believe it could take several years to obtain the requisite permits.
Selection of Existing Underground and Surface Infrastructure

Sterling-Polaris-ConSil Tunnel	Down-Shaft Infrastructure	Hoist Room

Sunshine Silver/Copper Refinery	Sunshine Tailings Storage Facility	Power Grid

The Sunshine Mine is one of the highest-grade primary silver deposits worldwide, with an estimated 103.9 million ounces of Indicated Mineral Resources at average diluted grades of 29.8 ounces per ton and 159.8 million ounces of Inferred Mineral Resources at average diluted grades of 22.6 ounces per ton. The average diluted silver grade of both the Indicated Mineral Resources and Inferred Mineral Resources are approximately double that of other past producing or currently producing mines in the Silver Valley.
Current Sunshine Mine Mineral Resource Estimate(1)(2)(3)(4)(5)(6)(7)(8)(9)(11)(12)

	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kst	opt Ag	Moz Ag	M tonnes	grams per tonne Ag	Moz Ag
Indicated	3,485	29.8	103.9	3.2	1,022	103.9
Inferred(10)	7,061	22.6	159.8	6.4	776	159.8

(1)	The effective date of Mineral Resources for the Sunshine Mine is February 24, 2026.
(2)
The definitions for Mineral Resources in S-K 1300, which are consistent with the classification scheme under the Committee for Reserves International Reporting Standards, were followed for the classification of Mineral Resources.

(3)	All measurements are U.S. standard units or metric units, as indicated.

(4)
Mineable stope optimization volume constrained resources with reasonable prospects for economic extraction are stated as contained within vein estimation domains defined by a cut-off grade of 8.8 opt Ag. The cut-off grade and mineable stope optimization are based on the assumed silver price of $23.50 per ounce and operating cost assumptions, as follows: mining cost of $110.00 per ton, processing cost of $20.85 per ton, general and administrative cost of $7.93 per ton, antimony plant for silver concentrate cost of $14.55 per ton, refining for silver concentrate cost of $16.13 per ton and tailings storage cost of $4.27 per ton. See the table under “The Sunshine Complex—Mineral Resource Estimates.”

(5)
Mineable stope optimization volumes are 9 feet high, 30 feet long, and minimum of 3 feet wide and are flagged by the individual modeled vein volumes. An unplanned mining dilution of 5% is applied for reporting.

(6)	All Mineral Resources are based on a data cut-off date of November 28, 2023, estimated in situ and reported as diluted within mineable stope optimization volume.
(7)
Average bulk density was assigned as 3.02 grams per cubic centimeter (g/cm3) for veins and 2.82 g/cm3 for waste. The equivalent densities in Imperial units are 0.0943 tons per cubic foot (st/ft3) for veins and 0.088 st/ft3 for waste.

(8)	Total metallurgical recovery was assigned at 93% from metallurgical test work and history of mining production.
(9)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves in the future. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

(10)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability.

(11)	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.
(12)	The Sunshine Mine is 100% attributable to SOP.
Select Sunshine Mine Core (2025/2026 Infill Drill Program)

South Yankee Boy Vein	C-Fault Vein	10-Vein

36 mineralized veins have been discovered at the Sunshine Mine as of February 24, 2026, of which two veins have been identified since we acquired the Sunshine Mine in 2010. Mineralization is comprised of tetrahedrite, freibergite, galena and sphalerite, with typical gangue minerals of siderite, quartz, pyrite and magnetite. The silver-bearing mineralization (tetrahedrite) at the Sunshine Mine has also historically contained economic quantities of antimony, as demonstrated by decades of antimony production with concentrate from the Sunshine Mine and other mines. Similar to other vein systems in the Coeur d’Alene Mining District, two main vein assemblages are distinguished, which tend to dominate certain areas of the mine: silver-copper-antimony veins and silver-lead veins. Both tetrahedrite and freibergite form one solid solution series or homogeneous mixture of two compounds that have a single crystal structure. However, the freibergite at the Sunshine Mine has antimony substituted into its chemical structure in a higher frequency compared to arsenic, thus making both tetrahedrite and freibergite a strong source of antimony for the Sunshine Mine. The above core photos are illustrative of the intense mineralized veining consistently observed at the Sunshine Mine.
The Sunshine Technical Report Summary presents the results of an Initial Assessment under two mine operating cases: the Base Case, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, and the Indicated Only Case, which assumes the mining of only Indicated Mineral Resources. Our current evaluation and project planning is based on the Base Case of the Sunshine Technical Report Summary. The Base Case of the Sunshine Technical Report Summary is reflective of our current development strategy to undertake additional infill drilling and other technical work prior to the completion of a Feasibility Study and project sanctioning decision. The Indicated Only Case is shown for illustrative purposes in accordance with Subpart 1302(d)(4) of Regulation S-K.
The Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, envisions an initial 24-year mine life and contemplates producing approximately 6.7 million ounces of payable silver per year on average over the first five years of mine life and approximately 5.8 million ounces of payable silver per year on average over the full 24-year mine life at an AISC (excluding potential copper and lead by-product credits) of $16.26 per ounce of silver produced over the first five years of mine life and $18.81 per ounce of silver produced over the full 24-year mine life. The Indicated Only Case of the Sunshine Technical Report Summary, which assumes the mining of only Indicated Mineral Resources, contemplates producing approximately 3.5 million ounces of payable silver per year on average over the 10-year mine life at an AISC (excluding potential copper and lead by-product credits) of $24.06 per ounce of silver produced over the full 10-year mine life.
Assuming a silver price of $46.36 and operations at full capacity as described in the Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, the Sunshine Mine would generate approximately $311 million in revenue, $230 million in EBITDA and $196 million in operating cash flow on average over the first five years, and approximately $268 million in revenue, $182 million in EBITDA and $153 million in operating cash flow from silver production per year on average over the 24-year mine life. Assuming a silver price of $46.36 and operations at full capacity as described in the Indicated Only Case of the Sunshine Technical Report Summary, the Sunshine Mine would generate approximately $164 million in revenue, $105 million in EBITDA and $97 million in operating cash flow on average over the 10-year mine life.
Sunshine Technical Report Summary – Initial Assessment(1)(2)

	Base Case(3)	Indicated Only Case
Mine Life	24 Years	10 Years
Production Metrics
Mineable Material	7.9 M tons	1.5 M tons
Production Rate	864 tons per day	430 tons per day
Avg. Mined Grade (LOM)	19.0 opt Ag	25.2 opt Ag
Ag Recovery	95.8%	97%
Ag Contained Production (Total | Avg.)	150 Moz Ag | 6.2 Moz Ag	38 Moz Ag | 3.8 Moz Ag
Ag Payable Production (Total | Avg.)	139 Moz Ag | 5.8 Moz Ag	35 Moz Ag | 3.5 Moz Ag
Cost Metrics
Site Operating Costs	$181.38/ton processed	$285.10/ton processed
Mining	$138.29/ton processed	$205.64/ton processed
Processing	$16.73/ton processed	$27.24/ton processed
G&A & Tailings	$26.37/ton processed	$52.21/ton processed
Initial Capital	$286.9 M	$239.6 M
Sustaining Capital (incl. closure)	$560.2 M	$265.3 M
AISC	$18.81/oz Ag	$24.06/oz Ag
Financial Metrics(4)
Revenue (LOM | Avg. Annual)	$6,437M | $268M	$1,640M | $164M
EBITDA (LOM | Avg. Annual)	$4,378M | $182M	$1,054M | $105M
Operating Cash Flow (LOM | Avg. Annual)	$3,681M | $153M	$966M | $97M
After-tax NPV5% | IRR	$1,434M | 38.3%	$270M | 21.1%

(1)
Base Case assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources. Indicated Only Case assumes the mining of only Indicated Mineral Resources and is shown for illustrative purposes only in accordance with Subpart 1302(d)(4) of Regulation S-K.

(2)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability. There is no certainty that this economic assessment will be realized.

(3)	Approximately 74% of the tonnage and approximately 68% of the contained silver in the Base Case mine life is Inferred Mineral Resources.

Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors that would enable them to be categorized as Mineral Reserves.
(4)	Based on a constant silver price of $46.36/oz Ag in all years of the economic analysis.
Long Section of the Sunshine Mine Core Area & Exploration Target Areas

Within the Sunshine Mine Core Area, we believe there is significant resource expansion potential in the near-surface or underexplored targets highlighted in yellow coloring above, down-dip and horizontal extensions of current veins which are open at depth and underexplored “gaps” in the primary six-mile strike length corridor. This continuity is further highlighted by preliminary results from our recent infill drilling program which has been focused on testing the C-Fault Vein, the South Yankee Boy Vein and the 10 Vein which lie proximal to the Sterling-Polaris-ConSil tunnel. Information set forth herein regarding exploration results from recent infill and exploration drilling, including information relating to drill results, is not contained in the Sunshine Technical Report Summary but accurately reflects findings and conclusions of SRK.

DDH	Vein	From (m)	To (m)	True Width (m)	Ag (g/t)	Cu %	Pb %	Sb %
FS-ST02	CFault Vein	140.4	142.0	1.5	2,925	2.75	0.13	1.16
	including	140.8	141.1	0.2	8,880	6.41	0.44	3.39
FS-ST03	CFault Vein	143.4	144.0	0.6	297	0.23	0.01	0.09
FS-ST08	CFault Vein	144.3	146.6	2.0	340	0.68	0.31	0.17
FS-ST23	SYBoy	254.1	254.6	0.3	3,909	1.62	0.16	1.17
FS-ST25	SYBoy	283.4	283.9	0.4	307	0.10	0.07	0.08
FS-ST26	CFault Vein	142.5	144.2	1.5	1,076	1.01	0.33	0.43
FS-ST26	SYBoy	246.1	246.3	0.2	1,954	0.73	0.28	0.57
FS-ST26	NYBoy	248.2	248.7	0.3	3,607	1.56	0.06	1.18
	including	248.6	248.7	0.1	7,989	3.32	0.07	2.57
FS-ST10	CFault Vein	188.9	190.0	0.7	3,429	1.17	0.01	0.87
	including	189.7	190.0	0.2	13,783	4.53	0.01	3.46
FS-ST11	CFault Vein	204.5	205.8	1.1	3,553	1.51	0.00	1.01
	including	205.4	205.6	0.1	23,931	10.40	0.01	6.76
FS-ST15	CFault Vein	221.1	221.3	0.1	1,341	0.73	0.09	0.48
FS-ST18	CFault Vein	195.1	195.2	0.1	1,299	0.60	6.79	0.46

DDH	Vein	From (m)	To (m)	True Width (m)	Ag (g/t)	Cu %	Pb %	Sb %
FS-ST19	CFault Vein	219.6	220.9	1.1	453	0.33	1.48	0.17
FS-ST21	CFault Vein	213.7	214.6	0.7	915	0.38	0.01	0.27
FS-ST22	SYBoy	245.7	245.8	0.1	4,766	1.71	0.12	1.31
FS-ST27	CFault Vein	143.4	144.9	1.5	340	0.84	0.02	0.16
FS-ST27	SYBoy	249.3	250.9	1.5	459	0.16	0.09	0.13
FS-ST29	CFault Vein	215.9	216.3	0.3	9,209	2.82	0.14	2.25
FS-ST29	SYBoy	233.2	234.2	1.0	439	0.09	1.60	0.08
FS-ST30	CFault Vein	155.8	156.5	0.7	3,142	1.70	4.32	0.85
FS-ST31	SYBoy	208.3	209.1	0.7	1,748	0.38	0.03	0.32
FS-ST33	CFault Vein	174.5	174.7	0.2	651	0.27	6.90	0.20
FS-ST34	CFault Vein	163.4	164.1	0.6	2,548	1.33	0.06	0.74
FS-ST35	SYBoy	218.5	220.1	1.5	1,463	0.34	0.45	0.29
	including	219.9	220.1	0.1	7,954	1.65	0.78	1.39
FS-ST36	CFault Vein	172.1	174.0	1.8	1,976	0.87	0.45	0.55
	including	172.9	173.0	0.1	9,600	3.66	0.01	2.65
FS-ST37	CFault Vein	183.1	183.2	0.1	1,402	1.16	0.12	0.51
FS-ST37	SYBoy	220.7	222.0	1.3	939	0.23	0.29	0.20
	including	221.9	222.0	0.1	6,960	1.76	2.28	1.51
FS-ST38	CFault Vein	211.9	212.5	0.4	3,032	2.24	0.50	1.26
	including	211.9	212.2	0.2	4,149	3.24	0.89	1.70
FS-ST39	CFault Vein	151.8	151.9	0.1	1,313	1.12	0.16	0.56
FS-ST40	CFault Vein	144.8	146.0	1.2	3,432	1.68	0.05	1.14
	including	144.8	144.9	0.2	22,560	10.60	0.11	7.46
FS-ST40	SYboy	205.0	205.1	0.1	6,000	1.51	0.19	1.22
FS-ST42	SYBoy	226.3	228.1	1.7	3,093	0.76	0.00	0.63
	including	226.3	226.9	0.5	4,423	1.03	0.01	0.91
	including	227.8	228.1	0.2	12,069	3.02	0.01	2.40
FS-ST42	NYBoy	231.9	232.4	0.5	1,847	0.60	0.06	0.40
FS-ST41	SYBoy	217.9	218.7	0.7	2,966	0.65	0.37	0.50
FS-ST43	SYBoy	214.6	214.9	0.3	1,855	0.59	0.18	0.45
FS-ST44	SYBoy	214.1	217.6	3.4	345	0.10	0.03	0.07
FS-ST45	SYBoy	222.0	222.2	0.2	651	0.17	0.49	0.14
FS-ST46	SYBoy	225.1	226.8	1.7	759	0.31	0.08	0.23
FS-ST48	CFault Vein	216.6	216.9	0.3	2,136	1.62	0.03	0.84
FS-ST50	TBD	224.0	224.8	0.4	460	0.22	0.03	0.17
FS-ST51	10Vein	122.7	123.3	0.4	12,240	3.67	0.56	2.48
FS-ST53	NYBoy	281.0	281.6	0.5	562	0.29	0.20	0.23
FS-ST60	10Vein	104.3	112.5	5.3	566	0.25	4.51	0.19
	including	105.0	106.7	1.1	1,969	0.87	11.91	0.67
FS-ST61	10Vein	124.7	132.3	3.8	518	0.11	10.98	0.11
FS-ST62	10Vein	103.0	105.6	1.3	332	0.02	14.12	0.04
FS-ST63	10Vein	66.8	67.1	0.2	1,083	0.20	24.40	0.20
FS-ST64	New	178.5	179.6	1.1	319	0.21	1.01	0.16
FS-ST64	10Vein	183.6	184.3	0.6	403	0.02	15.63	0.05
FS-ST65	10Vein	97.7	98.6	0.6	193	0.10	0.33	0.07
FS-ST66	10Vein	139.5	140.7	0.9	684	0.02	23.12	0.08
FS-ST67	10Vein	139.0	139.8	0.8	1,173	0.11	42.40	0.17
FS-ST69	10Vein	123.2	123.9	0.5	1,894	0.73	26.37	0.59
FS-ST69	SYBoy	203.2	203.6	0.3	617	0.19	0.08	0.16
31-2501	New	127.9	129.4	1.2	2,359	0.60	0.02	0.54

DDH	Vein	From (m)	To (m)	True Width (m)	Ag (g/t)	Cu %	Pb %	Sb %
31-2501	New	134.1	134.2	0.1	1,104	0.34	0.09	0.28
FS-ST58	10Vein	138.8	139.8	0.3	959	0.10	32.35	0.14
FS-ST58	NYBoy	226.6	228.1	1.1	237	0.05	0.04	0.05
FS-ST59	10Vein	118.3	118.5	0.1	861	0.29	6.79	0.23
FS-ST59	NYBoy	218.9	219.1	0.1	758	0.04	23.10	0.11
FS-ST59	SYBoy	221.3	222.6	1.0	681	0.14	0.09	0.13
FS-ST71	10Vein	140.8	140.9	0.1	32,331	16.50	12.80	11.10
FS-ST71-A	10Vein	140.3	140.5	0.2	5,417	2.73	0.41	2.08

Selected Exploration Results from Rock and Soil Geochemical Data
Beyond the Sunshine Mine Core Area, we believe there is significant opportunity for new discovery across our highly prospective, underexplored and newly consolidated district-scale land package in the Silver Valley, which has seen little modern-day exploration. In 2024, we engaged Scout to evaluate the exploration potential of our broader land package and to develop a systematic district-scale exploration roadmap. Scout’s work included a 2024 desktop review of historic exploration data followed by a 2025 reconnaissance fieldwork program comprising geologic observations and geochemical sampling across the South Sunshine, Pine Creek and Rock Creek areas of our land package, including 322 man-days of field work, 128 rock samples and 2,935 soil samples. Overall results of this program include the identification of drill-ready targets at the Pine Creek and Rock Creek areas.

Selected exploration results from rock and soil geochemical data from this work is presented below. Information set forth herein regarding exploration results from rock and soil geochemical data is not contained in the Sunshine Technical Report Summary but is based on and accurately reflects findings and conclusions of Ms. Irons, who is a Qualified Person employed by Scout. Scout is an affiliate of the Company. See “Qualified Persons Statement.” The easting and northing coordinates in the tables below are expressed in UTM Zone 11N using the WGS84 datum.
Rock Geochemical Data

Sample ID	Easting	Northing	Silver (parts per million)	Lead (parts per million)	Zinc (parts per million)	Antimony (parts per million)	Copper (parts per million)
PC-25F-019	560671.85	5259637.09	295	21,300	139,900	544	970
PC-25F-001	559929.66	5257953.36	145	17,200	191,800	255	787
PC-25F-014	560369.22	5259029.33	103	19,200	123,800	119	257
PC-25F-018	560671.85	5259637.09	96	20,200	36,000	177	255
PC-25F-028	560983.67	5259644.78	92.2	21,300	2,940	452	312
PC-25F-026	560753.99	5259852.46	90.6	19,700	142,400	169	218

Sample ID	Easting	Northing	Silver (parts per million)	Lead (parts per million)	Zinc (parts per million)	Antimony (parts per million)	Copper (parts per million)
PC-25F-020	561924.43	5259310.1	88.8	17,800	72,300	132	589
RC-25F-039	590547.64	5256170.56	72.3	22,800	70	96.7	83.4
RC-25F-059	590773.44	5256288.1	69.8	20,600	12	74.8	160
PC-25F-041	563360.83	5258790.84	67	25,800	127,000	240	1,260
PC-25F-021	560689.45	5259828.45	66.9	19,400	116,900	113	459
RC-25F-029	593131.11	5255632.66	53	56.5	443	253	22,520
PC-25F-013	560528.93	5259251.05	52.3	23,800	140,400	115	553
RC-25F-054	591630.62	5256090.79	48.9	4,830	127	2,770	2,160
RC-25F-057	590773.44	5256288.1	37	20,000	61	47.3	20
RC-25F-050	590793.19	5256025.85	34.3	19,400	6,160	42.1	42.5
RC-25F-044	590712.65	5256050.72	31	19,300	749	73.6	150
PC-25F-015	560369.22	5259029.33	28.3	14,500	17,700	65.5	631
RC-25F-046	590712.65	5256050.72	23	9,100	77	109	499
PC-25F-027	560705.39	5259744.14	21.2	16,000	116,700	40.4	439
PC-25F-040	562860.8	5258833.25	20.4	23,300	26,000	44.4	946
PC-25F-024	560665.22	5259840.42	20	8,960	1,990	2,630	15,600
PC-25F-022	560694.07	5259818.49	17.6	21,000	16,700	51.3	689
PC-25F-034	558812.53	5260607.32	17.4	3,810	1,070	11.4	257
RC-25F-007	593284.14	5256014.49	15.4	17.8	19	40.3	3,360
RC-25F-035	590547.64	5256170.56	10.9	8,080	455	22.4	119
PC-25F-009	561374.44	5258948.64	10.4	637	158	23.1	21.1
PC-25F-038	558222.08	5261127.14	6.49	360	417	18.5	1,400
RC-25F-012	593415.47	5255935.1	6.33	217	38	44.6	23,400
PC-25F-039	562899.21	5258834.77	6.24	5,620	9,700	137	251
PC-25F-006	562318.42	5258890.81	4.67	4,470	8,820	13.2	634
RC-25F-042	590667.96	5256083.49	4.58	1,980	42	21.3	49.4
RC-25F-013	593415.47	5255935.1	4.29	39.1	27	10	30,700
RC-25F-010	593284.14	5256014.49	2.81	310	53	16	4,750
RC-25F-065	591916.33	5256084.14	1.99	340	21	150	66.4
RC-25F-055	590773.44	5256288.1	1.94	98.4	60	549	1,290
RC-25F-061	590773.44	5256288.1	1.6	463	42	10.2	25.7
RC-25F-009	593284.14	5256014.49	1.48	189	39	8.3	1,770
RC-25F-011	593415.47	5255935.1	1.2	6.8	20	2.55	5,580
RC-25F-060	592301.54	5256075.41	0.99	475	53	4.44	139
RC-25F-002	593006.07	5256175.59	0.99	41.3	24	4.91	946
RC-25F-001	593006.07	5256175.59	0.94	12.1	20	32.3	277
RC-25F-062	592301.54	5256075.41	0.82	149	36	5.79	139
RC-25F-051	590293.19	5256178.64	0.49	119	41	4.91	17.3
RC-25F-052	591632.57	5256106.05	0.4	213	48	2.01	10.7
RC-25F-040	590666.94	5256149.39	0.35	122	11	1.91	11.5
RC-25F-063	592243.17	5256104.4	0.31	91.5	35	4.18	138
RC-25F-064	591916.33	5256084.14	0.27	61.8	45	3.16	11.2
RC-25F-058	591674.23	5255973.2	0.26	86.8	11	4.75	16.6
RC-25F-043	590458.65	5256059.13	0.25	102	35	1.96	13.3
SS-25F-001	570660.82	5257866.23	0.16	43.8	34	1.82	28.9
SS-25F-006	570244.38	5256895.33	0.11	98.7	196	9.48	28.9
SS-25F-003	570350.62	5257150.03	0.11	86.5	292	1.03	4.8
SS-25F-002	570350.62	5257150.03	0.11	47.8	59	1.12	10.8
SS-25F-011	574186.94	5257650.84	0.11	43.4	216	0.65	6.5

Sample ID	Easting	Northing	Silver (parts per million)	Lead (parts per million)	Zinc (parts per million)	Antimony (parts per million)	Copper (parts per million)
SS-25F-005	570244.91	5256914.23	0.1	31.2	92	0.92	3.5
SS-25F-007	570811.32	5258820.61	0.09	47.2	22	14.4	89.8
SS-25F-004	570405.52	5257222.94	0.09	40	85	0.96	10.5
SS-25F-008	570797.9	5258808.22	0.08	16.5	4	1.44	6
SS-25F-020	566840.63	5256340.9	0.05	23.5	18	0.63	8

Soil Geochemical Data

Sample ID	Easting	Northing	Silver (parts per million)	Lead (parts per million)	Zinc (parts per million)	Antimony (parts per million)	Copper (parts per million)
PC-0846	563574.0289	5258427.063	19.6	10,000	2,440	32.5	195
RC-300	590172.4141	5256438.001	3.52	5,190	466	21.5	65.4
RC-0957	586154.467	5256547.968	2.75	43.7	106	1.37	28.8
RC-930	585631.1052	5255304.231	2.41	23.2	76	0.025	28.9
PC-0682	563596.3208	5257760.313	2.08	27.1	78	0.76	21
RC-301	590212.1006	5256480.186	2.06	742	276	2.01	24.5
RC-865	584858.0767	5254739.211	1.99	166	71	1.41	24.2
RC-856	585236.1042	5254512.154	1.83	217	57	8.34	28
RC-206	591265.6438	5256059.526	1.81	3,250	69	10.5	54.8
RC-861D	585002.1804	5254599.462	1.74	148	66	3.14	26.6
RC-861	585002.1804	5254599.462	1.69	152	68	3.21	27
RC-862	584959.2593	5254626.185	1.62	189	92	2.63	24
RC-0815	587097.3311	5253901.234	1.59	63.4	71	0.025	25.1
RC-929	585608.6671	5255260.664	1.54	36	175	0.37	38.3
RC-0961	586193.6983	5256745.96	1.52	173	183	3.1	490
PC-0785	562082.4909	5258620.957	1.5	911	1,440	6.27	73.8
RC-0901	584894.2596	5256385.741	1.46	40.4	92	1.46	28.5
RC-0903	584908.9314	5256486.662	1.42	99.4	131	2.11	151
RC-118	591340.9916	5256754.673	1.42	76.3	142	0.63	43
PC-0207D	562112.4262	5259117.431	1.38	955	406	3.48	133
RC-0105	591645.314	5256062.226	1.38	542	65	345	493
RC-0902	584901.8136	5256436.761	1.34	123	91	2.96	29.6
PC-0207	562112.4262	5259117.431	1.17	763	337	2.42	104
RC-299	590138.5775	5256402.688	1.13	746	149	1.65	26.6
RC-1079	584749.4453	5257177.194	1.08	185	153	0.025	19.5
RC-1078	584780.0774	5257138.843	1.07	320	186	0.2	25.1
RC-207	591263.8037	5256105.073	1.03	846	87	1.99	29.7
RC-0132	591638.1656	5256215.627	0.97	202	81	0.81	38.6
PC-0023	561272.967	5259411.926	0.96	552	548	4.89	63.2
RC-0904	584914.5015	5256534.095	0.91	227	117	1.69	21.1
PC-0530	559055.9076	5260114.535	0.9	86.2	300	1.69	91.4
RC-0107	591597.0507	5256275.011	0.89	186	203	0.69	30.9
PC-0847	563567.6878	5258483.79	0.87	411	320	1.21	24.9
PC-0002	561351.5875	5260452.853	0.79	371	156	1.11	37.9
RC-208	591259.4407	5256157.695	0.74	404	133	1.3	25.6
PC-0783	562146.162	5258699.211	0.74	74.3	178	1.67	45.2
PC-0003	561362.5668	5260404.175	0.68	187	141	0.73	29.6
PC-0206	562133.7382	5259159.326	0.58	881	253	1.72	41
SU-0823	-12914749.3	6020108.887	0.56	157	106	0.61	17.2

Sample ID	Easting	Northing	Silver (parts per million)	Lead (parts per million)	Zinc (parts per million)	Antimony (parts per million)	Copper (parts per million)
PC-1055	560858.9566	5258825.325	0.54	232	147	0.3	16
PC-1056	560805.4094	5258808.432	0.51	470	165	0.9	20.3
PC-0959	558880.7164	5259193.132	0.51	85.4	164	0.98	20.2
SU-0796	-12914309.3	6018557.787	0.5	20.8	65	0.26	21.3
SU-0797	-12914332	6018486.337	0.5	19.4	48	0.33	20.5
SU-0670	-12918585.3	6019370.481	0.49	23	43	1.76	21.3
SU-0987	-12923455.9	6020142.514	0.44	35.6	61	0.36	34.1
SU-0811	-12914237.1	6019388.799	0.43	34.9	93	0.51	47.8
SU-090	-12922840.9	6018878.782	0.42	20.4	66	0.025	18.3
SU-0815	-12914454.8	6019595.175	0.4	44.4	224	0.76	19.6
SU-0810	-12914182.7	6019337.205	0.4	27.8	115	0.26	26.2
SU-0672	-12918712.2	6019450.403	0.4	12.6	50	1.69	17.3
SU-0683	-12919357.9	6020120.1	0.4	8.7	47	0.64	16
PC-0254	561315.6308	5260556.288	0.39	955	182	2.6	52.3
PC-1054	560897.6127	5258854.068	0.39	389	193	2.13	24.2
SU-0822	-12914718	6020040.725	0.39	68.9	251	1.01	15.7
SU-0994	-12921429.2	6020811.87	0.39	36.4	97	0.36	18.3
SU-0989	-12923475	6020291.296	0.39	31.4	79	0.36	18.7
SU-1007	-12922167.5	6021324.612	0.38	86.7	444	0.59	15.5
SU-0972	-12923304.8	6019031.472	0.38	76.8	122	1.66	31.5
RC-0138	591733.4228	5256507.579	0.36	300	74	2.78	28.4
RC-1144	595391.6084	5255904.227	0.35	378	84	0.72	33.3
RC-76	592904.2729	5257303.26	0.34	244	66	0.5	53.7
SU-0443	-12916144.3	6017986.919	0.32	114	168	1.81	26.9
SU-0601	-12918310	6021458.113	0.3	107	177	27.2	93.6
SU-0820	-12914655.4	6019904.4	0.25	158	388	0.8	16.8
SU-0819	-12914624.1	6019836.238	0.24	220	570	0.55	12.2
PC-0060	560276.2439	5259486.225	0.22	488	223	1.6	50.4
SU-1002	-12921859.5	6021111.378	0.21	170	806	2.27	16.8
SU-0377	-12919182.6	6018943.212	0.21	155	226	1.24	27.8
PC-0104	559428.1053	5260308.462	0.2	532	188	2.64	43.3
SU-0844	-12914894.6	6021522.101	0.2	105	98	1.29	18.5
SU-1008	-12916023.3	6019588.25	0.17	128	586	1.66	14.9
RC-1039	586370.5661	5257595.548	0.16	207	153	1.45	13.9
SU-0556	-12914885.8	6016923.507	0.16	161	330	0.68	26.6
SU-0902	-12921478.9	6017560.967	0.15	139	356	0.45	22.5
SU-0901	-12921551.2	6017541.729	0.15	109	231	0.67	22.7
SU-0900	-12921626.2	6017542.816	0.11	227	236	0.3	17.3
SU-0892	-12922224.2	6017574.345	0.1	130	395	0.56	12.9
PC-0367	558192.0515	5260074.563	0.06	447	111	0.23	41.8
SU-0201	-12920625.2	6018407.185	0.02	136	399	0.025	22.9

Silver Industry Overview
Metal Overview
Silver is a precious metal occurring naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc. It is widely used in both industrial applications and as an investment asset. Unlike many other commonly mined major metals, approximately 74% of mined silver supply is delivered as a by-product from the mining of other metals. This makes primary silver deposits of scale, like the Sunshine Mine, rare.

Silver’s distinct physical and chemical properties drive diversified and growing industrial demand for silver, including from applications in AI. Silver is the best metallic conductor of electricity, and its sensitivity to and high reflectance of light, along with its strength and ability to withstand extreme temperature changes, restrict silver’s substitution in most applications.
Silver has also been used throughout much of human history as a store of value. As an investment asset, silver is viewed as an attractive hedge against inflation or devaluation of fiat currencies, and as a risk-off asset during times of economic or geopolitical uncertainty.
Demand Side
Industrial demand accounted for approximately 58% of total silver demand in 2025, according to the Silver Institute’s “World Silver Survey 2026” report. Industrial demand for silver is expected to increase by 17% by 2032 over 2026 levels, according to the CPM Silver Data Report.
Silver is essential in solar panels, superconductors and personal electronics due to its conductivity and temperature-resistance. Photovoltaic cells rely on silver to optimize energy output, while electric vehicles use silver in sensors, wiring and control modules. Silver is also used in energy storage.
Demand for silver from solar applications has accelerated in recent years, given solar’s key role in the transition to green energy. Additionally, increased volatility in the global energy markets due to armed conflicts and geopolitical uncertainty have historically driven up demand for alternative energy sources, such as solar, that are less vulnerable to global supply chain disruptions. As a result, we believe current energy security dynamics may accelerate demand for silver. We expect other emergent themes, including AI, nano silver, biocides and other applications to continue driving industrial demand growth for silver.
Silver is an essential component used in technology driving the energy transition and in most consumer electronics. Silver’s diversified industrial uses contribute to demand resilience, and because most applications require only small quantities of metal, substitution is limited and industrial demand has historically been relatively price inelastic.
Forecast Industrial Demand for Silver

Source: CPM Silver Data Report
Silver has also served as a safe haven asset, a portfolio diversifier and a form of currency with no default risk for approximately 4,000 years. We expect investment demand for silver to continue rising, as it has historically grown during periods of sustained geopolitical, macroeconomic and financial risks, and devaluation of fiat currencies. 2025 demonstrated silver’s utility as an investment asset, with signs of increasing institutional demand. Against the current geopolitical and macroeconomic backdrop, and given the under-ownership of silver in current institutional portfolios relative to gold and other real assets, we believe there is substantial runway for investment demand growth.
Supply Side
Silver supply is largely driven by mined silver production, which accounted for approximately 78% of total silver supply in 2025. Mined supply is sourced primarily from Mexico, China and Peru, which collectively accounted for approximately 49% of global mined supply in 2025, compared to only approximately 4% from the United States. China, the world’s third-largest silver producer in 2025, added silver to its critical minerals list and introduced new regulations in October 2025 establishing qualification and review requirements for enterprises exporting silver during 2026 and 2027, reflecting heightened government oversight of silver exports from a major producing jurisdiction. While the ultimate impact of this policy on global silver supply and pricing remains uncertain, any restrictions or delays in exports from China (which accounted for approximately 13% of silver supply in 2025) could further constrain global silver availability.

Mined supply has been in a declining trend since 2016 due to reserve depletion, declining ore grades, limited new discoveries and a long period of under-investment in new capacity. Annual additions to silver mining capacity in near-term mine development projects fell 80% between 2013 and 2024, and only approximately 26% of global mined supply in 2025 came from primary silver mines. Due to the by-product nature of most mined silver, project sanctioning decisions that would increase silver supply often depend on the economics of other metals being mined, instead of the underlying fundamentals of the silver market, thereby reducing supply-side response to growing silver demand.
Pricing and Outlook
The silver market remains in a supply deficit. This dynamic creates a highly supportive structural backdrop for spot silver prices and an attractive opportunity for silver explorers and producers.
Silver prices rose sharply in 2025, from $29.56 per ounce on January 2, 2025 to approximately $72.15 per ounce on December 31, 2025, representing an increase of approximately 144%, and have remained strong in 2026. The current spot price of silver was $81.13 per ounce as of May 8, 2026, as per APMEX. The silver supply deficit, combined with macroeconomic factors such as declining interest rates, inflation, geopolitical uncertainty and devaluation of fiat currencies, provides additional tailwinds for potential further price appreciation. While higher silver prices can positively affect the economics of silver exploration and development projects, silver prices are volatile and subject to significant fluctuations based on macroeconomic, monetary and geopolitical factors.
Antimony Industry Overview
Antimony is recognized as a critical mineral in the United States, EU, Japan and Australia. Its unique chemistry makes it essential in defense and several civilian supply chains. As of 2024, China accounted for 43% of global antimony mine production and hosted 90% of the world’s antimony smelting capacity, according to the Argus Report. In response to China’s export controls and escalating geopolitical tensions, there is increased interest in developing domestic supply chains for antimony in the United States and Europe. Elevated antimony prices outside of China and domestic protectionist policies in the United States and Europe are expected to create significant opportunity for domestic antimony suppliers, underscoring both the strong strategic and industrial logic behind the potential development of the Sunshine Antimony Plant.
Metal Overview
Antimony is a brittle, silvery metalloid mainly found in the form of stibnite. Most current production of antimony comes from quartz-stibnite veins and replacement deposits, with antimony extracted both as a primary product and as a by-product of mining operations. Antimony trisulfide is commonly used in military applications such as ammunition and explosives, as well as in flame retardants and semiconductors. The U.S. Army aims to establish a “ground-to-round” domestic supply chain for antimony trisulfide. According to the Argus Report, more than 300 types of munitions rely on this compound.
Demand Side
Global Antimony Demand by End Use (tonnes)

Source: Argus Report

According to the Argus Report, 45% of global antimony demand in 2024 was driven by the use of antimony as a flame retardant in construction materials, plastics, textiles and electrical or electronic components, including for wiring in data centers. In defense applications, antimony-based flame retardants are built into uniforms, vehicle interiors, cables and components where fire resistance is a mission-critical safety requirement. An additional 23% of global antimony demand in 2024 was for metallurgical alloys (with wide-ranging applications from their use in lead-acid batteries to increasing hardness in ammunition) and an additional 16% of antimony demand in 2024 was driven by solar glass and ceramics (driven by ongoing expansion in the solar photovoltaic sector in recent years). Antimony is also used in semiconductor doping, compound semiconductors, energy storage and polyester catalysts, among other applications.
Global antimony demand is expected to increase by 35% from 170 kilotonnes in 2024 to approximately 230 kilotonnes by 2040 according to the Argus Report. The United States is a major consumer, mainly importing antimony oxides. U.S. net imports of antimony oxides have risen sharply in recent years. A growing area of demand in the United States is expected to come from data centers being built for the growth in AI technology as wiring systems for these applications require flame retardants.
According to the Argus Report, mature, industrial applications are expected to sustain current demand for antimony, but technological innovation in photovoltaics and battery chemistries, growing data center capacity, as well as expanding military budgets, are expected to drive future demand growth.
Supply Side
China, Myanmar, Tajikistan and Russia accounted for 81% of global antimony mine production in 2024, with China accounting for 43% of global antimony mine production and hosting 90% of the world’s antimony smelting capacity, according to the Argus Report. With this market structure, global antimony supply is characterized by persistent tightness and volatility, driven by resource depletion in major producing countries, Chinese export controls and geopolitical factors. Production has lagged demand in recent years, and this supply deficit is expected to continue in coming years for U.S. and Western importers if Chinese supply restrictions persist and additional ex-China capacity from new projects is not added.
China implemented export restrictions on antimony in September 2024, requiring companies to obtain export licenses from the commerce ministry. These controls were expanded in December 2024 to include an outright ban on exporting “dual-use” items like antimony to U.S. military users or for military purposes. On November 9, 2025, China suspended its U.S. export ban on antimony. However, Chinese antimony exports remain subject to dual-use controls and U.S. importers still need to navigate China’s export licensing system, which is considered a significant regulatory hurdle. These restrictions and, more broadly, sustained geopolitical tensions, have catalyzed U.S. and Western efforts towards diversification and re-shoring of critical mineral supply chains.
While the United States has antimony reserves, no mines have been active since 1992, and the country relies heavily on imports. USAC is the only significant operating processor of antimony products in the United States, and according to USAC’s company filings, it currently supplies approximately 4% of U.S. demand for antimony oxide products. USAC is reopening a mine in Montana and has leased mineral rights in Alaska, while Perpetua Resources Corp. is developing the Stibnite gold-antimony project in Idaho. The U.S. government has been highly supportive of domestic antimony production efforts, and we expect it to remain so in the foreseeable future.
We are progressing design and planning for the Sunshine Antimony Plant with a potential nameplate annual capacity of up to 34.5 million pounds (15.6 kilotonnes) of finished antimony. Based on forecasts of global antimony demand from the Argus Report and assuming U.S. demand growth matches global demand growth, we believe U.S. demand for antimony will be approximately 59 million pounds by 2030. If the contemplated nameplate annual capacity of 34.5 million pounds (15.6 kilotonnes) is achieved, the Sunshine Antimony Plant could supply up to 60% of U.S. demand using antimony-bearing concentrate from the Sunshine Mine, as well as from third party sources. We believe we are strategically well-positioned to supply the U.S. market.
Pricing and Outlook
In 2024 and 2025, Chinese export controls led to a surge in antimony prices outside China. U.S. and European antimony metal prices increased by approximately 350% between April 2024 and June 2025, when prices peaked just above $60,550 per tonne in the United States and $60,700 per tonne in Europe. Despite moderating in the second half of 2025, antimony prices in the United States and Europe remain meaningfully higher than historical levels.

Antimony prices outside China are expected to remain elevated due to tightening supply and rising strategic demand, according to the Argus Report, which projects that U.S. antimony prices will reach $48,000 per tonne in 2030 and $60,500 per tonne in 2040, representing a significant premium over historically prevailing prices.
U.S. Antimony Price Forecast
(Antimony min 99.65% CIF US) ($ per tonne)

Source: Argus Report
We believe domestic production from Idaho will benefit from this strong price environment and command a strong premium over Chinese production, especially in guaranteed long-term offtake contracts with defense, critical infrastructure and potentially original equipment manufacturer customers in the United States. According to the base case of the Argus Report, antimony prices in Europe are expected to maintain their current levels in 2026 (approximately $40,000 per tonne) and then match the China price forecast at a 75% premium, while U.S. prices are projected to hold a 2% premium over Europe.
We believe long-term market structure and geopolitical trends have converged to create a conducive environment for the potential antimony restart project at the Sunshine Complex, affording us strong prospects for attractive long-term pricing, contracted offtake and upside optionality if export controls tighten further. We believe antimony has transitioned from a niche minor metal to a strategic specialty where credible U.S. producers can expect durable pricing power while addressing a key strategic security need.
Business Strengths and Competitive Advantages
Highly experienced management team and Board of Directors
We have an experienced management team with a track record of successfully identifying and developing mineral discoveries. Our management team possesses deep experience in the Silver Valley, and demonstrated capabilities across mine development and operations, engineering and safety and permitting and land management. See “Management.”
The Company is led by Heather White, our Chief Executive Officer, who is a recognized leader in the global mining industry with a proven track record of achievements. Ms. White is a seasoned mining engineer, developer, operator and executive with 30 years of experience. She has held senior management roles at mining companies such as Inco Limited, Voisey’s Bay mine, Vale S.A., NOVAGOLD Resources Inc. and Nickel Creek Platinum Corp.
André van Niekerk, our Chief Financial Officer, is an accomplished corporate officer with more than 25 years of mining industry experience in financial strategy, capital markets, corporate governance and operational excellence. Mr. van Niekerk previously served as Chief Financial Officer of Gatos Silver, Nevada Copper Corp. and Golden Star Resources Ltd.
Michelle Shepston, our General Counsel and Secretary, is an experienced executive with over 25 years of expertise in corporate and securities law, mergers and acquisitions, equity and debt transactions, compliance, risk management and corporate governance. Ms. Shepston previously served as an executive vice president and general counsel and secretary of Hoonigan and DMC Global Inc.

Tom Henderson, our General Manager, is a mining engineer with more than 40 years of experience in underground and open-pit mining, including roles ranging from miner to Chief Operating Officer. Mr. Henderson has developed and operated mines in the United States (Idaho, Nevada and Alaska) as well as globally. Mr. Henderson has previously held positions in several mines in the Silver Valley, along with numerous outside projects including at the Grasberg, Goldstrike and Kensington mines.
Nick Furlin, our Technical Services Manager, is an experienced geologist and technical services management professional with 20 years of experience working in the Silver Valley, including 16 years at Hecla’s Lucky Friday mine. Mr. Furlin helped develop the revolutionary “Underhand Closed Bench” mining method, which is a specialized underground mining technique used to improve safety and productivity compared to conventional techniques.
Our Board of Directors also comprises senior mining and financial executives with career backgrounds at notable mining companies and global experience in mineral exploration, development and mining. See “Management.”
We believe that the specialized skills and knowledge of our management team and Board of Directors enhance our ability to create value from the restart of the Sunshine Mine and through other opportunities, such as antimony processing on-site and exploration of our highly prospective and newly consolidated district-scale land package around the Sunshine Mine.
The Sunshine Mine is one of the highest grade primary silver deposits globally, with average diluted silver grades approximately double that of other past producing or currently producing mines in the Silver Valley
The Sunshine Mine is one of the highest-grade primary silver deposits worldwide. As of February 24, 2026, known resources at the Sunshine Mine include Indicated Mineral Resources of 3.5 million tons in mineralized material at an average diluted silver grade of 29.8 ounces per ton, containing 103.9 million ounces of silver, and Inferred Mineral Resources of 7.1 million tons in mineralized material at an average diluted silver grade of 22.6 ounces per ton, containing 159.8 million ounces of silver. Our resources are reported after factoring in mining dilution, meaning the grade of silver is representative of the estimated grade of material that will enter our milling facility.
A high concentration of silver signifies that more metal can be produced for every tonne of mineralized material mined and processed, which results in lower costs and higher margins.
The geological formation that hosts our silver resources is similar to that of other nearby deposits and operations in the Silver Valley. Our silver-bearing veins are of similar width to other operating assets in the Silver Valley with the same ore bearing minerology, but the average diluted silver grade of both the Indicated Mineral Resources and Inferred Mineral Resources at the Sunshine Mine are approximately double that of other past producing or currently producing mines in the Silver Valley.
Global High-Grade Silver Assets – Average Diluted Silver Grade of Measured Mineral Resources & Indicated Mineral Resources (grams per tonne)(1)(2)(3)

Global High-Grade Silver Assets – Average Diluted Silver Grade of Inferred Mineral Resources
(grams per tonne)(1)(2)

(1)	Source: Company Filings.
(2)
Top 15 highest grade active primary silver assets globally excluding Russia. Includes projects with contained Measured Mineral Resources and Indicated Mineral Resources of at least 45 million ounces of silver and contained Inferred Mineral Resources of at least 5 million ounces of silver.

(3)
Measured Mineral Resources and Indicated Mineral Resources are inclusive of Mineral Reserves where applicable. Shown on a silver basis only (only illustrates silver grams per tonne of mineralized material, or ore, where applicable; excludes other commodities that also may be present).

Large-scale, long-life silver production plan with attractive cost profile providing strong exposure to the compelling silver market backdrop
The Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, contemplates producing approximately 6.7 million ounces of payable silver per year on average over the first five years of mine life and approximately 5.8 million ounces of payable silver per year on average over the full 24-year mine life, which would make it the second largest primary silver mine in the United States and would represent roughly 16% of the 35.7 million ounces of silver produced in the United States during 2025, according to the Silver Institute’s “World Silver Survey 2026” report. The Indicated Only Case of the Sunshine Technical Report Summary contemplates producing approximately 3.5 million ounces of payable silver per year on average over the 10-year mine life. Based on the Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, AISC is expected to average $18.81 per ounce of silver produced (excluding potential copper and lead by-product credits), significantly below the current spot price of silver ($81.13 per ounce as of May 8, 2026, as per APMEX) and in the second-lowest quartile of global assets with silver production co-product AISC curve. Based on the Indicated Only Case of the Sunshine Technical Report Summary, which assumes the mining of only Indicated Mineral Resources, AISC is expected to average $24.06 per ounce of silver produced (excluding potential copper and lead by-product credits).

Current Co-Product Silver AISC Cost Curve ($/oz Ag Co-Product)(1)(2)(3)(4)

(1)	Source: S&P Capital IQ Pro.
(2)	Based on global (excluding Russia) 2024 actual cost curve as provided by S&P Global.
(3)	Includes all mines with reported silver production in the calendar year 2024, excluding operations with less than 500,000 ounces of silver production.
(4)	Figures are displayed on a co-product basis and are calculated by S&P Global in which costs are shared according to revenue value splits of the metals in each product.
We have strong leverage to silver: the Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, estimates the after-tax NPV of the Sunshine Mine to be $1.4 billion, based solely on silver revenues, assuming a $46.36 per ounce silver price and a 5% discount rate, the prevailing industry standard discount rate for evaluating precious metals projects in North America. According to the Sunshine Technical Report Summary, increasing the assumed silver price to $60.27 per ounce and $80.00 per ounce would increase the after-tax NPV to $2.2 billion and $3.2 billion, respectively, in the Base Case, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources. The Indicated Only Case of the Sunshine Technical Report Summary, which assumes the mining of only Indicated Mineral Resources, estimates the after-tax NPV of the Sunshine Mine to be $270 million, based solely on silver revenues, assuming a $46.36 per ounce silver price and a 5% discount rate, the prevailing industry standard discount rate for evaluating precious metals projects in North America.
These after-tax NPVs do not account for potential contributions from copper and lead, as well as antimony and other critical minerals, or any potential resource expansion resulting from additional exploration. Additionally, we do not currently have any commodity hedging, offtake agreements or debt in place that would limit economic exposure of the Sunshine Mine to the attractive silver market.
After-Tax Sensitivity Analysis – Sunshine Technical Report Summary

	Base Case(1)(2)			Indicated Only Case(1)
Variance	Silver Price	NPV5%	IRR	Silver Price	NPV5%	IRR
(%)	($/oz)	($ in millions)	(%)	($/oz)	($ in millions)	(%)
100%	$46.36	$1,434	38.3%	$46.36	$270	21.1%
130%	$60.27	$2,173	49.0%	$60.27	$524	31.7%
173%	$80.00	$3,220	61.5%	$80.00	$878	43.2%

(1)
Base Case assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources. Indicated Only Case assumes the mining of only Indicated Mineral Resources and is shown for illustrative purposes only in accordance with Subpart 1302(d)(4) of Regulation S-K.

(2)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability. There is no certainty that this economic assessment will be realized.

We believe the strong fundamentals of the Sunshine Mine provide scaled, long-term exposure at an attractive cost structure to a robust silver market that is benefiting from resilient and secular trends. Industrial demand for silver as a critical mineral with key applications in photovoltaics, energy storage and electronics continues to increase, while investment demand for silver as a store of value is also beginning to accelerate. Despite robust and growing industrial and investment demand, the supply side remains constrained and in persistent deficit.
Existing underground and surface infrastructure allows rapid return to operations and low capital costs
The Sunshine Complex has well-established infrastructure in place. We estimate that it would currently cost approximately $600 million to replace this existing infrastructure (which includes shaft and adit access to the deposit, mobile underground equipment and various components of surface infrastructure related to mineral processing and tailings disposal), and we also believe it could take several years to obtain the requisite permits. Since the Sunshine Complex was acquired by Electrum in 2010, approximately $208 million has been invested to consolidate, maintain in good-standing and modernize it in preparation for restarting operations. This included dewatering, redevelopment of the existing underground works with ventilation infrastructure, upgrades to and acquisition of mobile underground mining equipment, as well as the Sunshine Tailings Storage Facility. This installed asset base provides us with a significant head start in restarting operations and materially reduces the amount of capital required for us to achieve production relative to a new project without existing infrastructure. As a result, our capital intensity, representing the investment required per ounce of new silver production, compares favorably relative to other large scale silver projects.
Potential to become a major integrated antimony and critical mineral mining and refining hub in the United States
Antimony is a critical mineral required for the national security of the United States. Antimony has many end-use applications with national security relevance including munitions production, flame retardants, batteries and semiconductors. Today, the U.S. supply of upstream and processed antimony is heavily dependent on imports, much of which have historically originated from China, Russia and Tajikistan. In August 2023, China, the world’s largest producer of antimony, announced export restrictions on antimony, and an export ban to the United States went into effect in December 2024. U.S. antimony prices rose from approximately $12,948 per ton in January 2024 to $44,800 per ton in November 2025 according to the Argus Report. In November 2025, China paused its ban on exports of gallium, germanium and antimony and related end-use items to the United States until November 2026. Although this represents a de-escalation of trade tensions between the two countries, the three metals are still subject to broader export controls requiring licenses from the Chinese government, and uncertainty remains for future supply disruptions.
Recent geopolitical tensions have highlighted China’s dominance in the production and refining of antimony and other critical minerals. To reduce this strategic imbalance and dependence on foreign supply chains, the U.S. government has announced several initiatives to secure and strengthen domestic supply of critical minerals. Between July 2025 and November 2025, the U.S. government publicly announced approximately $6 billion of direct and indirect investments of both equity and debt into U.S. mineral projects.
We believe a restart of mining/milling operations at the Sunshine Complex and developing the Sunshine Antimony Plant, along with refurbishing, constructing and restarting the Sunshine Silver/Copper Refinery, can significantly help address the U.S. supply chain gap for antimony and potentially other critical minerals including gallium and germanium. We are progressing design and planning for the development of the Sunshine Antimony Plant with a potential nameplate annual capacity of up to 34.5 million pounds of finished antimony. Based on forecasts of global antimony demand from the Argus Report and assuming U.S. demand growth matches global demand growth, we believe U.S. demand for antimony will be approximately 59 million pounds by 2030. If the contemplated nameplate annual capacity of 34.5 million pounds is achieved, the Sunshine Antimony Plant could supply up to 60% of U.S. demand using antimony-bearing concentrate from the Sunshine Mine, as well as from third party sources. Any ability to sell antimony by-product and process third-party antimony feed would generate additional revenue.
The historic Sunshine Mine was a primary producer of antimony in the United States between 1953 and 2001, and we have maintained all major permits required to develop an antimony refinery on site. These existing permits enable the development of the Sunshine Antimony Plant with the ability to process antimony-bearing concentrate from the Sunshine Mine and from other third-party mines in the United States, thereby potentially delivering one of the only critical mineral mining and refining hubs of scale in the United States.

In 2025, Samuel Engineering completed a Class 5 Study for the Sunshine Antimony Plant which evaluated a plant with the annual capacity to produce up to 34.5 million pounds of antimony, based on 100 tons per day of antimony concentrate, at an estimated capital cost of approximately $150 million. We are undertaking a Feasibility Study for the development of the Sunshine Antimony Plant as part of our technical evaluation ahead of a potential decision to pursue the development of the Sunshine Antimony Plant and, in parallel with the Feasibility Study and based on the results of the Feasibility Study, we may evaluate external financing alternatives and strategic transactions with respect to the Sunshine Antimony Plant.
The existence of antimony at the Sunshine Mine (as demonstrated by decades of historical mining), in addition to our permitted status for a future antimony refinery of scale with the ability to process third-party antimony feed, differentiates us from other antimony producers, and we may also be able to process other critical minerals such as germanium and gallium in the future. Permitting represents a key constraint for similar developments in the United States and peer nations, giving us an advantage in potential downstream diversification.
To further expand our potential capacity to refine critical minerals at the Sunshine Complex, we are investigating and testing methods to extract additional critical minerals, such as germanium and gallium, both of which were historically present in ore from the Sunshine Mine. Assays of recent drill intercepts and tailings samples have shown meaningful quantities of germanium and gallium, as well as other critical minerals. If an adequate method is found to deliver cost-efficient extraction and purification of these critical minerals, we may integrate the requisite technology into the refining operations we are developing, with the potential to generate additional revenue from such critical minerals. However, SLR and SRK have not estimated antimony, copper, lead, gallium or germanium Mineral Reserves or Mineral Resources, and we may not be able to demonstrate reasonable prospects for economic extraction of these by-products or other critical minerals. See “Risk Factors—Risks Related to Our Business and Industry—We are dependent on the Sunshine Mine for our future operations. The Sunshine Mine does not currently have any Proven Mineral Reserves or Probable Mineral Reserves, or any antimony, copper, lead, gallium or germanium reserves or resources, as defined under S-K 1300.”
Near-mine and district-wide exploration targets provide opportunities for significant resource discovery and growth beyond existing mine plan
Within the Sunshine Mine Core Area, we see significant resource expansion potential in the Upper Country, including down-dip and horizontal extensions of current veins which are open at depth and underexplored “gaps” in the primary six-mile strike length corridor. The Sunshine Mine has several underexplored veins in the Sunshine Mine Core Area, each of which holds the potential to be as prolific as the historic Sunshine Vein and Chester Vein, each of which is reported to have produced over 90 million ounces of silver while in production according to the Sunshine Technical Report Summary. Within our core land package, the existing mineralization system is open along strike eastward and at depth.
We believe the defined, near-surface veins of the Upper Country, along with other areas that have not yet been explored or tested, offer the potential to support expanded Mineral Resources, annual production and a longer mine life. The historic discovery and development of high-grade veins at depth diverted attention from the Upper Country and other areas surrounding the Sunshine Mine, leaving large gaps of underexplored ground. Vein systems in the Coeur d’Alene Mining District typically produce a series of parallel veins, many of which, in the Upper Country, have not been defined but have been previously identified, suggesting the potential to discover and define additional veins.
Ongoing exploration work suggests additional resource potential beyond the current Indicated Mineral Resources and Inferred Mineral Resources in our highly prospective and newly consolidated district-scale land package around the Sunshine Mine. Since 2010, we have expanded our land position from 2,400 hectares to 9,561 hectares. Consolidated ownership and control of this highly prolific district provides us with exceptional blue-sky exploration upside.
In March 2026, Scout prepared an exploration roadmap for our land package based on review of historical data followed by reconnaissance field work, geologic observations and geochemical sampling. Scout’s recommended next steps contemplate detailed mapping and systematic soil geochemistry along with an initial 15,000-meter surface drilling program targeting high priority areas of our land package. We believe this roadmap provides a disciplined framework to prioritize capital toward high priority targets to support potential Mineral Resource growth. According to Scout, the combination of historic production, extensive vein development and limited on-strike testing through March 2026 indicates that substantial discovery potential remains for new silver, base metals and antimony, both adjacent to and beyond known mineralization.

We believe the exploration targets near the Sunshine Mine and across the broader land package could materially increase our Mineral Resource base, extend our mine life and expand annual production. Accordingly, we intend to explore the Upper Country and other areas surrounding the Sunshine Mine with a sustained exploration program deploying multiple drill rigs.
Geopolitically safe and attractive, established mining region
The Sunshine Complex is located in the Silver Valley in Idaho in the United States. The United States is broadly recognized as a geopolitically stable and safe jurisdiction with a strong rule of law, and Idaho is a mining-friendly region, with a long history of successful mineral development and operations.
As widely reported, there has been an increase in resource nationalism globally. With rising demand for precious metals and critical minerals, governments in certain regions have tightened control over, and fiscal take from, mining assets. We believe resource nationalism will continue, enhancing the relative attractiveness of investments in precious metals and critical minerals producers and developers in high quality jurisdictions, like the United States, which offer regulatory stability, respect for property rights, transparent governance and predictable legal and fiscal frameworks.
Based on the Fraser Institute’s 2025 survey of global mining and exploration companies ranking jurisdictions to the extent public policy factors encourage or are not a deterrent to mining investment, Idaho ranks amongst the top ten most attractive jurisdictions for mining investment in the United States, and, on a global basis, amongst the top ten based on taxation regime, socioeconomic agreements/community development conditions, and labor regulations. The mining industry in the Silver Valley also enjoys strong local and state government support and benefits from significant local community involvement and compelling geological prospectivity. With its history as one of America’s most prolific silver districts, the Sunshine Complex’s attractive location within the Silver Valley affords it access to strong infrastructure, such as low-cost hydroelectric power, road, rail and airport logistics, as well as an experienced local labor force.
Demonstrated environmental track record and stated objective to prioritize community empowerment and responsible development
We integrate innovative technology, safety, environmental care and strong community partnerships into every aspect of our operations. We have a long record of compliance with applicable environmental laws and permits. Investments in zero-liquid-discharge water technology, tailings rehabilitation and modernized environmental systems reflect a proactive approach to sustainability and the protection of the Idaho Silver Belt. We are currently in partnership with the Bureau of Land Management and the U.S. Forest Service on habitat restoration, campground clean-ups and debris removal from streams. We also possess the major permits required to restart mining, milling and refining operations including a multi-sector general permit, an IPDES permit and a certificate of approval for the Sunshine Tailings Storage Facility, and we will not require an environmental impact study to initiate restart of such operations. We do not anticipate issues in maintaining our current permitting status or securing the outstanding and ongoing permits required. A summary of relevant permits and their status is included in Table 17-1 of the Sunshine Technical Report Summary. Our current permits will be subject to normal course updates throughout the construction process.
Our community engagement plan includes local residents, indigenous communities and the state government to streamline the development process. The Silver Valley is known for favorable and stable mining regulations, with a history of over 140 years of mining. The Silver Valley also provides a ready source of skilled and unskilled labor. Efforts are made to stimulate the local economies as much as possible, with the area having numerous vendors that supply services to the mining industry. Additionally, our team enjoys a positive relationship with the Coeur d’Alene Tribe, which has a long history of mining connectivity and has co-sponsored several restoration projects in the Coeur d’Alene Mining District, including with us at the Sunshine Mine.
Backed by Electrum, with 30-year track record of success in natural resources
The Company is backed by Electrum, a privately-held global natural resources investment management company. Electrum has a 30-year track record of success in natural resources. Historically, Electrum has focused on a select few, large and world-class precious metals assets located in North America and other “Tier 1” jurisdictions. In addition to its extensive experience in advancing multiple high-quality projects, Electrum has deep and long-held relationships with important stakeholders in the global resources ecosystem. We believe access to Electrum’s specialized skills, knowledge and network substantially enhances our ability to execute our business strategy.

Dr. Thomas S. Kaplan, Chairman of our Board of Directors, is the Chairman and Chief Executive Officer of TEG. Dr. Kaplan has over 30 years of experience in the resources sector, with an established track record in both public and private companies. Dr. Kaplan also serves as Chairman of the board of directors of NOVAGOLD Resources Inc., and previously served as Chairman of the board of directors of Leor Exploration & Production LLC, a natural gas exploration and development company, which he founded in 2003 and sold in 2007 to EnCana Corporation.
Business Strategy
Our business strategy is to develop the Sunshine Complex to its full potential. This includes restarting the Sunshine Mine (including construction of a new mill), unlocking exploration potential both in the Sunshine Mine Core Area and within the large, newly consolidated and highly prospective regional land package, the potential refurbishment, construction and restart of the Sunshine Silver/Copper Refinery and potential development of the Sunshine Antimony Plant.
Our key near- and long-term initiatives include:
•
Complete infill drilling, a Feasibility Study and detailed engineering for the Sunshine Mine. In 2026 and 2027, we plan to complete infill drilling and engineering designs for the remaining required mine infrastructure and processing facilities. We anticipate this will result in the completion of a Feasibility Study in early 2027 that will combine the technical, economic and risk analyses required to support a final investment decision. We expect these steps will enable us to move to construction with a clear, optimized plan.

•
Complete a Feasibility Study and detailed engineering for the development of the Sunshine Antimony Plant and complete a Feasibility Study for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery. Subject to technical evaluation, we plan to leverage our existing permits to accelerate the design and potential construction of a new antimony refinery – the Sunshine Antimony Plant – and to refurbish the existing Sunshine Silver/Copper Refinery. According to the trajectorE Report, it would cost approximately $90 million to refurbish the Sunshine Silver/Copper Refinery and, assuming production of 30,000 ounces of silver per day and 95% utilization, the Sunshine Silver/Copper Refinery would have the nameplate capacity to produce approximately 10 million ounces of silver per year. We anticipate that these facilities will enable us to refine concentrates on-site, improving margins and reducing reliance on downstream supply chains. Additionally, we expect that the development of the Sunshine Antimony Plant would provide sufficient capacity to process any antimony we produce as well as third-party antimony feed, enabling us to become a critical minerals production hub and potentially the largest producer of finished, refined antimony in the United States.

In parallel with these Feasibility Studies and based on the results of these Feasibility Studies, we may evaluate external financing alternatives and strategic transactions with respect to the Sunshine Silver/Copper Refinery and the Sunshine Antimony Plant. The Sunshine Silver/Copper Refinery and the Sunshine Antimony Plant are intended to complement our mining operations by providing downstream processing capabilities. To support this evaluation, we are in the process of selecting an advisory firm to develop a comprehensive roadmap focused on a phased evaluation of refining capabilities for silver, copper, antimony, gallium, and germanium, prioritized by market supply-demand dynamics, projected margin profiles and return on invested capital; a commercial and tolling strategy to define commercial pathways for the processing of both Sunshine-mined and third-party feedstock; a value-chain-wide risk mitigation strategy to address metallurgical challenges, feedstock supply consistency and commodity price volatility; an assessment of the optimal corporate structure for the refining business; a financial model of anticipated capital expenditures for the expansion; and the benchmarking of the proposed refining operations against the competitive landscape in North America and globally to ensure a sustainable market position.
•
Complete construction of the Sunshine Complex and deliver initial production at a competitive capital intensity. We plan to commence mill construction and other key infrastructure upgrades in 2027, and we expect to deliver initial production by the end of 2028. Utilizing our substantial installed infrastructure base, including underground mine infrastructure in which we have invested over the last 15 years, we target achieving a compelling capital intensity for our restart project.

•
Execute on a mine plan that delivers compelling production and cost performance. The Base Case of the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and

Inferred Mineral Resources and is reflective of our above-described development strategy, contemplates producing approximately 6.7 million ounces of payable silver per year on average over the first five years of mine life and approximately 5.8 million ounces of payable silver per year on average over the 24-year mine life at an average AISC of $18.81 per ounce of silver produced (excluding potential copper and lead by-product credits).
•
Conduct exploration activities near the Sunshine Mine and across the broader land package. We intend to ramp up our exploration activities to identify new mineralized zones in and around the Sunshine Mine, including the Upper Country, down-dip and horizontal extensions of current veins which are open at depth and underexplored “gaps” in the primary six-mile strike length corridor of the Sunshine Mine Core Area, as well as other targets within our highly prospective and newly consolidated district-scale land package around the Sunshine Mine. These activities will seek to uncover new, high-grade silver and antimony deposits that can support expanded production scale and/or extend mine life. Consistent with Scout’s recommended roadmap, our exploration planning contemplates systematic sampling, mapping and geochemistry along with an approximately 15,000-meter surface drill program in 2026 for testing target areas on our land package, including the Pine Creek and Rock Creek areas. For the 2026 field season, we plan to spend approximately $10 million for the planned exploration of the broader land package.

•
Maintain focus on industry-leading safety standards and strong track record of environmental management and community engagement. We strive to execute our exploration, development and mine plan while holding safety as a top priority through rigorous protocols. Our goal is to combine operational excellence with a culture of safety to deliver reliable performance on development, production, cost and safety over the long term. We are also focused on environmental initiatives and community relations in every aspect of our operations. Through our longstanding commitment to environmental compliance, partnerships with government agencies, and investments into zero-liquid-discharge water technologies, tailings rehabilitation, and modernized environmental systems, we remain committed to the protection of our neighboring communities. Additionally, we plan to continue to cultivate positive relationships with local stakeholders including residents, indigenous groups such as the Coeur d’Alene Tribe, and mining service vendors.

•
Identify and pursue other growth opportunities. We will continue to evaluate value-enhancing growth initiatives, with a focus on projects or partnerships that align with our core competencies. Given our management team’s and Board’s strong track record in exploration, development and mergers and acquisitions, such initiatives may include the pursuit of acquisitions of similarly attractive silver and critical minerals-focused projects or other business combinations.

Summary of Mineral Resources
Below is a summary table of estimated Mineral Resources. Further information can be found in “The Sunshine Complex—Mineral Resource Estimates.”
Summary Mineral Resource Estimates(1)(2)(3)(4)(5)(6)(7)(8)(10)(11) (As of February 24, 2026)

Classification	Tonnage (kst)(1)(2)(3)(4)(5)(6)(7)(8)(10)(11)	Ag Grade (opt)(1)(2)(3)(4)(5)(6)(7)(8)(10)(11)	Contained Ag Metal (koz)(1)(2)(3)(4)(5)(6)(7)(8)(10)(11)
Measured	—	—	—
Indicated	3,485	29.8	103,915
Measured & Indicated	3,485	29.8	103,915
Inferred(9)	7,061	22.6	159,847

(1)
The definitions for Mineral Resources in S-K 1300, which are consistent with the classification scheme under the Committee for Reserves International Reporting Standards, were followed for the classification of Mineral Resources.

(2)	All measurements are U.S. standard units.
(3)
Mineable stope optimization volume constrained resources with reasonable prospects for economic extraction are stated as contained within vein estimation domains defined by a cut-off grade of 8.8 opt Ag. The cut-off grade and mineable stope optimization are based on the assumed silver price of $23.50 per ounce and operating cost assumptions, as follows: mining cost of $110.00 per ton, processing cost of $20.85 per ton, general and administrative cost of $7.93 per ton, antimony plant for silver concentrate cost of $14.55 per ton, refining for silver concentrate cost of $16.13 per ton and tailings storage cost of $4.27 per ton. See the table under “The Sunshine Complex—Mineral Resource Estimates.”

(4)
Mineable stope optimization volumes are 9 feet high, 30 feet long, and minimum of 3 feet wide and are flagged by the individual modeled vein volumes. An unplanned mining dilution of 5% is applied for reporting.

(5)	All Mineral Resources are based on a data cut-off date of November 28, 2023, estimated in situ and reported as diluted within mineable stope optimization volume.
(6)
Average bulk density was assigned as 3.02 grams per cubic centimeter (g/cm3) for veins and 2.82 g/cm3 for waste. The equivalent densities in Imperial units are 0.0943 tons per cubic foot (st/ft3) for veins and 0.088 st/ft3 for waste.

(7)	Total metallurgical recovery was assigned at 93% from metallurgical test work and history of mining production.
(8)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves in the future. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

(9)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability.

(10)	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.
(11)	The Sunshine Mine is 100% attributable to SOP.
The Sunshine Complex
The scientific and technical information contained herein with respect to the Sunshine Mine, including Mineral Resource estimate, capital costs, operational costs and economic analysis information, was derived from the Sunshine Technical Report Summary. See “Notice Regarding Mineral Disclosure” and “Qualified Persons Statement.”
Location of the Sunshine Complex and Access
The Sunshine Complex, which includes the Sunshine Mine, the Sunshine Silver/Copper Refinery and the Sunshine Tailings Storage Facility, is located within the Coeur d’Alene Mining District (also known as Silver Valley) in northeastern Idaho in the United States, the most prolific silver district in U.S. history. The Sunshine Mine is approximately located on latitude 47° 30’ 6” north and longitude 116° 4’ 10” west. The property containing the Sunshine Mine includes owned and leased properties containing 251 patented mining claims and 1,066 unpatented mining claims for a total claim area of approximately 10,357 hectares and a total surface area of approximately 9,561 hectares.
The Sunshine Mine is approximately 37 miles east of the Coeur d’Alene Mining District, along U.S. Interstate 90 (“I-90”). The two closest towns to the Sunshine Mine are Kellogg and Wallace, Idaho, with populations of approximately 2,314 and 791, respectively, as of 2020. Many industry supplies and services are obtained in Spokane, Washington, which is the largest metropolitan city in the area and has an international airport. Hospital services are available in the town of Kellogg, which is 6.7 miles from the Sunshine Mine. Rail service is available by trucking the concentrates approximately 70 miles to a siding in Superior, Montana. The Sunshine Mine is located in the Big Creek Valley at an approximate elevation of 2,600 to 2,790 feet above sea level with peaks around 4,800 feet above sea level. The topography is typical of northern Idaho’s countryside, hilly to mountainous and forested. Forests contain shrubs and tree species of Douglas fir, lodgepole pine, western larch, western white pine, grand fir and western red cedar. Wildlife inhabiting the area are typical of the Rocky Mountain region including fish, bird and mammal species.
The Sunshine Mine’s main production shaft, the Jewell Shaft, and the mill are located above the base of a steep mountain, while the hoist room and other infrastructure facilities are located on a relatively level piece of property at the base of the mountain. The Sunshine Mine is located approximately 2.1 miles from I-90, with access from the Big Creek turnoff by driving south on secondary paved road. The nearest town is Kellogg, Idaho, which is about 5.5 miles from the Sunshine Mine.

Sunshine Mine Core Area and Coeur d’Alene Mining District Map

N
2520000
2550000
2580000
2610000
2640000
2160000
2130000
2100000
Legend:
Core Area
Coeur D Alene Mining District
(Excluding Sunshine Core Area)
Smelterville
Kellogg
Big Creek
Osburn
Silverton
Wallace
Burke
Mullan
0 6000 12000 18000 24000 30000
Feet

Source: Modified from SOP 2024.

SLR

Silver Opportunity Partners LLC

Sunshine Mine

Shoshone County, Idaho, USA

Ownership and Properties
We own 235 patented and 877 unpatented mining claims and lease 16 patented and 189 unpatented mining claims covering 10,357 hectares in the aggregate. If claim fees are kept up to date with the federal government, these claims do not expire in the United States. All unpatented claims have a $200 per claim fee that must be paid annually by September 1. The total net book value of the Sunshine Mine and its associated plant and equipment is $34.1 million as of March 31, 2026.
In May 2010, we acquired from Sterling, through Sterling’s bankruptcy proceedings, the majority of the operating facilities and equipment at the Sunshine Mine, including a lease on the Sunshine Mine that included an option to purchase the Sunshine Mine from SPMI. In July 2010, we exercised the option to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment. In October 2013, we acquired the nearby Sunshine Silver/Copper Refinery from Formation Metals Inc.
Our claims are organized by geographic area and/or district. The main areas are (i) the Sunshine Mine Core Area, (ii) the Coeur d’Alene Mining District, which includes claims owned and leased by us outside of the Sunshine Mine Core Area, and (iii) Lakeview Mining District, which includes claims owned by us outside of Shoshone County.
The Sunshine Mine is located in the Sunshine Mine Core Area. The Sunshine Mine Core Area also includes (i) the Metropolitan property, which we lease from Metropolitan, (ii) the Chester, Bismark and Mineral Mountain properties, which we lease from Chester, and (iii) the ALSM property, which we lease from ASMC. See “—Leases and Royalties.” The Coeur d’Alene Mining District includes the CDA Properties, which we own, and Rock Creek, which we lease from RCMC. The Lakeview Mining District includes the Falls Creek property, which we own.

The following table sets out our various property rights:
Summary of Claims and Leases by Area

Property	Owner	Status	Claims
			Patented	Unpatented
Sunshine Mine and Core Area
Sunshine Mine Core Area	SOP	Owned	165	456
Metropolitan	Metropolitan	Leased	2	50
Chester, Bismark, Mineral Mountain	Chester	Leased	13	0
ALSM	ASMC	Leased	0	21
		Total	180	527
Coeur d’Alene Mining District
CDA Properties	SOP	Owned	70	331
Rock Creek	RCMC	Leased	1	118
		Total	71	449
Lakeview Mining District (Bonner County, Idaho)
Falls Creek	SOP	Owned	0	90
		Leased	0	0
		Total	0	90

Sunshine Mine Core Area Mineral Rights and Claim Map

Silver Opportunity Partners LLC

Sunshine Mine

Shoshone County, Idaho, USA

Sunshine Mine Core Area Mineral Rights and Claim Map

N
SOP MINERAL RIGHTS
MINERAL MOUNTAIN
CHESTER
CAMP
SILVER SURPRIZE
SOP MINERAL RIGHTS
AMERICAN SILVER
METROPOLITAN
BISMARK
BISMARK
NATIONAL SILVER
IDLV
SUN SOUTH
SILVER HILL
0 1200 2400 3600 4800 6000
Feet
Note: Grid in local mine coordinates.

Source: SOP 2025.

Leases and Royalties
Sections of our holdings are subject to NSR Royalties when we begin producing and selling metal-bearing concentrate.
U.S. Government and Coeur d’Alene Tribe
Portions of the Sunshine Mine Core Area are subject to NSR Royalties formed under the 2001 Consent Decree. The 2001 Consent Decree settled environmental claims seeking reimbursement for remediation, restoration and other actions to address environmental damages to the Coeur d’Alene River and other natural resources in the Coeur d’Alene

Mining District in connection with the Bunker Hill Superfund Site discussed under “—Environmental—Hazardous Substances and Waste Management.” Pursuant to the 2001 Consent Decree, we are required to pay to the U.S. federal government and the Coeur d’Alene Tribe between a 0% (at a silver price below $6 per ounce) and 7% (at a silver price of $10 per ounce or higher) NSR Royalty in perpetuity.
All funds from this NSR Royalty must be used to pay for the remediation, restoration and other actions to address certain environmental damage to the Coeur d’Alene River and other natural resources located in the Coeur d’Alene Mining District. The area subject to this NSR Royalty covers substantially all of the Mineral Resources identified in the Sunshine Technical Report Summary.
Hecla Mining Company (“Hecla”)
Pursuant to the Deed of Royalty Interest entered into on May 31, 2005 between Hecla and Sterling in connection with the purchase by our predecessor of the neighboring Consolidated Silver property (which generally consisted of the surface facilities and the underground working of the Silver Summit Mine), we are required to pay between a 2% (at a silver price below $5 per ounce) and 4% (at a silver price of $7 per ounce or higher) NSR Royalty to Hecla as the assignee of ConSil Corp. The area subject to this royalty surrounds the Silver Summit Mine / ConSil Mine, which lies east of the primary workings of the Sunshine Mine. This royalty runs in perpetuity with the claims.
Metropolitan Mines Corporation, Ltd (“Metropolitan”)
We lease mining claims from Metropolitan pursuant to an agreement, dated September 16, 2004, between Metropolitan and Sterling. The lease runs in perpetuity as long as we remain current on payments and can be cancelled by us at any time. The lease consists of two patented and 50 unpatented mining claims. These claims lay immediately to the south of the primary workings of the Sunshine Mine and to the west of the ConSil Mine. At depth, the claims intersect select veins that were historically mined from the Sunshine Mine. Our lease with Metropolitan requires us to pay an advance royalty of $12,000 annually until such time as mineralized material is produced from the leased property. Upon production of mineralized material, Metropolitan is to be paid either 16% (with respect to production from the Yankee Girl vein) or 50% (with respect to production south of the Yankee Girl vein) of the net proceeds from the sale of materials produced from the mineralized material processed from these claims. Net proceeds will be determined by deducting certain production and operating costs from mineralized material sale proceeds with the applicable percentage of the net amount, if any, being paid as the royalty. Advance royalty payments will be deductible as costs once mineralized material production commences.
Chester Mining Company (“Chester”)
Effective February 3, 2021, we entered into an Amended and Restated Mineral Lease and Agreement with Chester (the “Chester Lease”), which amended, restated and consolidated two prior agreements between Sterling and Chester (or Mineral Mountain Mining & Milling Company, the predecessor-in-interest to Chester) in order to, among other things, allow us to continue to explore for and mine the leased minerals. The ten-year term of the Chester Lease expires in 2031 and is renewable for five additional ten-year terms. The Chester Lease requires us to pay an advance royalty of $42,000 annually until such time as a 3.25% NSR Royalty is payable.
American Silver Mining Company (“ASMC”)
Pursuant to a mineral lease agreement entered into on December 9, 2022 with ASMC (the “ASMC Lease”), we lease 21 unpatented mining claims in Shoshone County. The initial ten-year term of the ASMC Lease expires in 2032 but can be renewed for an additional ten-year term. In connection with the ASMC Lease, we are required to pay an advance royalty of $1,000 monthly for the length of the initial ten-year term. If the ASMC Lease is renewed, we are required to pay an advance royalty of $1,500 monthly until the end of the lease term, at which point we are required to pay an NSR Royalty of 2% on all leased minerals mined, removed and sold by us during the remainder of the lease term. The area subject to this NSR Royalty is east of the Coeur d’Alene Mines-Merger Mines Co.-Plainview Mining Co. claim block on the eastern boundary of the Sunshine Mine Core Area. The ASMC Lease also requires a work agreement on the leased property of $50,000 within the first five years of the lease term or $100,000 within the ten-year lease term.
Rock Creek Mining Company (“RCMC”)
On March 1, 2006, Sterling entered into a mineral lease agreement with RCMC. The initial term of the lease is 25 years, which can be renewed for an additional 25-year term. The lease with RCMC requires us to pay an advance royalty of $500 monthly for the length of the initial term. It also requires a work agreement of $50,000 within the first five years of the lease term and $50,000 every five years thereafter for the length of the lease.

Infrastructure, Climate and Topography
The Sunshine Complex has a typical western- to northern-U.S. climate with snow, rain and fog in the winter. While snowfall and winter storm events can occasionally restrict access to some surface facilities at higher elevations, mining and processing operations at the Sunshine Complex can operate year-round with a minimal number of weather-related delays or closures. Surface exploration activities are restricted to late spring through early fall. Average precipitation in the area is approximately 33 inches annually. Big Creek is the principal fresh water source for the Sunshine Mine and processing facility and has sufficient water rights to meet the needs of the operation. The mining history of the Idaho Silver Belt also ensures a ready source of skilled and unskilled labor.
The electrical energy demand for the combined mine and processing facility is estimated to be 3.9 megawatts for the mine and 2.4 megawatts to 3.2 megawatts after the ore sorter is installed for the processing facility for a total of 6.3 megawatts to 7.1 megawatts of electrical energy. Electrical power is supplied by Avista, a large northwest U.S. power supplier, at a price of $0.07 per kilowatt-hour. The main power source for the mine is a 13.2 kilovolt power line that parallels Big Creek Road and terminates at the Avista Shont substation (12.3 kilovolt at 7.5 megavolt-ampere) located two miles north of the Sunshine Mine property. The Shont substation capacity is 9 megavolt-ampere. The current mine plan will not require changes to or expansion of the electrical supply, but will require significant changes to the underground supply and grounding system. Emergency backup power to power a service hoist, office, boiler plant, brick house and machine shop is supplied by a 1 megavolt-ampere 2.3 kilovolt generator and 400 kilovolt-ampere 480 volt substation. The unit is interlocked from utility. Additionally, Avista can supply up to 16 million Btu of natural gas to the Sunshine Mine. Historically, the average natural gas usage of the Sunshine Mine has been 10.3 million British thermal unit.
Our waste rock storage facility is located approximately one-quarter mile north of the Sunshine Mine on the east side of Big Creek Road. It currently has the capacity to handle the waste from the Sterling Tunnel. Some of the existing waste rock will be used for development of the remaining lifts for the Sunshine Tailings Storage Facility. We are also permitted to store waste rock in the ConSil waste rock storage facility located approximately four miles east of the Sunshine Mine. Costs to transport waste rock by truck from the Jewell Shaft to the ConSil waste rock storage facility have been included in mine development costs.
The Sunshine Complex currently contains one tailings storage facility. The Sunshine Tailings Storage Facility in its current state has a remaining storage capacity of approximately 100,000 tons before an additional raise is required. There is a conceptual plan, subject to any additional permit approvals, for the Sunshine Tailings Storage Facility to be converted to a dry stack facility. This arrangement could achieve a storage capacity of 833,000 tons, with a crest elevation of 2,498 feet, which is 13 feet above the current embankment crest level.
In the past, the Sunshine Silver/Copper Refinery received silver concentrate produced at the antimony plant and used hydrometallurgical techniques to recover and refine silver and copper. Accordingly, the foundation has been laid for the Sunshine Antimony Plant, directly adjacent to the Sunshine Silver/Copper Refinery.
The Sunshine Mine is located approximately 2.1 miles from I-90. The topography is typical of northern Idaho’s countryside, hilly to mountainous and forested. The main production shaft, the Jewell Shaft, and the mill are located above the base of a steep mountain, while the hoist room and other infrastructure facilities are located on a relatively level piece of property at the base of the mountain.
Geological Setting
The Coeur d’Alene Mining District is hosted in Pre-Cambrian metasedimentary rocks of the Belt Supergroup, which was deposited approximately 1.45 billion years ago. For silver mineralization targeting, rocks of the Burke, Revett, and St. Regis Formations are prospective and belong to the Ravalli Group within the Belt Supergroup. These Middle Proterozoic rocks cover a large area of northern Idaho and western Montana with up to a 12.5-mile-thick layer of fine-grained siliciclastic strata. The Sunshine Mine and other deposits in the Coeur d’Alene Mining District occur between the Osburn and Placer Creek faults that are significant regional-scale, east-to-west structures. The regional continuity of the Idaho Silver Belt mineralized system occurs along a strike length of over 20 miles.
The Sunshine Mine is predominantly hosted in the 600-foot-thick St. Regis Formation and upper strata of the underlying Revett Formation. The lithostratigraphic boundary between these units is unclear. Rock types in the St. Regis are mainly argillite and siltite, which grade to siltite and quartzite in the Revett Formation. Both host units are intensely folded and faulted and metamorphosed to low-grade, greenschist facies.

The Sunshine Mine is bisected by several east-to-west faults (namely Polaris, Syndicate, C Fault and, further south, the Alhambra Fault). Kinematics and rock fabric in the Sunshine Mine are reported to show dip-slip movement on the faults, even though the regional structural setting suggests that movement was strike-slip. Polaris is a normal fault, while the remainder have reverse displacement. The faults at the Sunshine Mine are variably mineralized.
The Galena Mine, owned and commercially operated by Americas Gold and Silver, lies five miles to the east but is immediately adjacent to our mineral rights.
History of the Sunshine Mine Property
The Sunshine Mine, one of the highest-grade known primary-silver deposits worldwide, is estimated to have produced approximately 365 million ounces of silver between its initial production in the early 1900s and the cessation of production in the early 2000s. In 1884, the Blake brothers staked the Yankee Lode mining claim, and various contiguous holdings were consolidated to become the Sunshine Mining Company in 1920. Operations commenced in 1921 and grew until the Sunshine Mine was at full production by the end of 1988. In 1992, Sunshine Mining Company merged into SPMI. From 1991 to 2001, there was limited production at the Sunshine Mine primarily as a result of several factors, including a drop in the price of silver and the lack of regular and consistent exploration and development activities. The Sunshine Mine eventually ceased production in the first quarter of 2001 and Sunshine Mining and Refining Company, the parent of SPMI, declared Chapter 11 bankruptcy.
Sterling acquired control of the Sunshine Mine in 2003 through a lease with SPMI, which included an option to purchase the Sunshine Mine from SPMI. From the beginning of August 2003, and followed by the initial drilling in the fall of 2004, Sterling began an exploration program, and the process of rehabilitation of the underground areas of the Sunshine Mine began in 2004. The Sunshine Mine returned to production under Sterling for a short period in late 2007. In 2008, Sterling ceased production and in early 2009 went into bankruptcy. At this time, the price of silver fell, and it settled at $10.79 per ounce as of December 31, 2008. Sterling also had inadequate sources of capital. At that time, SNS Silver Corp. took over the care and maintenance of the mine under contract with SPMI.
In May 2010, we acquired from Sterling, through Sterling’s bankruptcy proceedings, the majority of the operating facilities and equipment at the Sunshine Mine, including a lease on the Sunshine Mine that included an option to purchase the Sunshine Mine from SPMI. In July 2010, we exercised the option to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment. In October 2013, we acquired the Sunshine Silver/Copper Refinery, a permitted refinery located one mile north of the Sunshine Mine, from Formation Metals Inc.
Additionally, the silver-bearing mineralization (tetrahedrite) at the Sunshine Mine has historically contained economic quantities of antimony, as demonstrated by decades of antimony production at the Sunshine Complex, which processed concentrate from the Sunshine Mine and other mines. Antimony production from the Sunshine Complex supported the U.S. war effort during World War II, and between 1953 and 2001, the Sunshine Complex produced over 48.4 million pounds of finished antimony.
Exploration
The Sunshine Mine is without known Mineral Reserves and the proposed program is exploratory in nature. The upper levels of the Sunshine Mine have had limited drilling and development due to the historical exploration methodology available during the early years of the mine’s operation. Additionally, the current economic outlook for silver and base minerals has changed drastically, and updated cut-off grades are lower than previous cut-off grades. We conducted recent infill and exploration drilling that expanded our Mineral Resources estimate. During future exploration and development phases, additional drilling has the potential to grow the known resource and potentially discover unidentified veins.
Portions of the mineral deposit at the Sunshine Mine remain sparsely drilled by modern methods, and continued drilling would improve understanding of the grade distribution and mineralization continuity. Future exploration programs may include a combination of infill drilling to improve geological understanding and the confidence in the Mineral Resource estimate, coupled with wider-spaced, step-out drilling to test prospective areas for new veins.
From August 2022 until October 2023, we carried out a drilling campaign totaling 54,369 feet of core across 38 drill holes. In August 2025, we began an extensive and ongoing underground drilling program. As of March 25, 2026, approximately 48,000 feet (31%) of a planned 154,000-foot drilling campaign had been completed in 70 new drill holes. See “—Principal Asset” above for additional information about exploration results from our recent infill and exploration drilling. Our preliminary observations indicate that the ongoing drilling has encountered mineralization in areas outside the current Mineral Resource estimate and may support upgraded resource classification in other infill areas. SRK has not quantified any potential changes to the Mineral Resource estimate from these ongoing drilling results, as the data requires appropriate verification and revised vein modeling that will occur in future updates to the current Mineral Resource estimate. These additional drilling results may prove to be material when evaluated and incorporated into an updated Mineral Resource model.
We conducted the recent exploration, delineation and development drilling at the Sunshine Mine from both surface and underground using diamond-core drills. Core diameters ranged from BQ-sized (1.42 inches) to HQ-sized (2.5 inches), with less than 5% of the core drilled at the smaller BQ diameter. Boart Longyear, a national contract core drilling company from Salt Lake City, Utah, performed the work and operated two diamond drills, a smaller LM90 and a larger LM110. Contract geologists supplied by Tamarack Geological Services of Osburn, Idaho, conducted the core logging. The contract geologists were supervised by our on-site personnel.
Between 2010 and 2013, we drilled approximately 60,000 feet in 84 drill holes and discovered one new vein (10 Vein). Overall, the current drill-hole database includes 3,618 underground drill holes totaling 1,114,823.5 feet. We drilled all of these diamond-core holes using substantially similar equipment and equivalent procedures to those used in the recent campaign. The longest underground drill hole measures 3,130 feet, and many drill holes reach lengths of approximately 1,500 feet to 2,000 feet. After completing each drill hole, we cemented it along its entire length.
All the new and historical drilling data helped inform our geological model, which is the first three-dimensional model in the Sunshine Mine’s 140-year history. This will be helpful for ongoing exploration targeting. Conversion of Inferred Mineral Resources to higher classification categories is likely to continue as we work toward restarting production.
We intend to use the net proceeds from this offering to conduct a Feasibility Study for the restart of the Sunshine Mine including the construction of a new mill, a Feasibility Study for the development of the Sunshine Antimony Plant and a Feasibility Study for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery, for infill drilling and associated underground development costs, mining equipment and mine infrastructure purchases, as well as for mine development and overhead expenses, construction of a processing facility, surface infrastructure and project management expenses, exploration activities in underdefined areas on our land package, the potential development of the Sunshine Antimony Plant, the potential refurbishment, construction and restart of the Sunshine Silver/Copper Refinery, and general corporate purposes. See “Use of Proceeds.” We anticipate that our total expenditures related to the Feasibility Studies will be approximately $    million and we expect to spend approximately $    million on infill drilling and associated underground development over the next    years.
Drilling
The current drill database contains approximately 3,618 underground drill holes. Since 2010, drill hole locations and orientations have been marked for the drillers by the supervising geologist and surveyed before and after drilling. In recent campaigns, after the initial setup on the drill hole, a Northrop Grumman LiPAD-100 Gyrocompass azimuth aligner was used to double check the drill rig collar setup before commencing drilling. An initial 50-foot check survey is completed to ensure downhole direction after coring was commenced. Then, regular downhole surveys were completed every 200 feet on all diamond drill holes as the drill holes advanced. The primary survey tool was a Boart Longyear TruShot downhole survey tool. An Inertial Sensing Gyro survey tool was also used to double-check surveys in more magnetically problematic areas around known workings. Upon reaching the target depth, the drillers stop the hole and survey the bottom of the hole before cementing.
Geologists examine the drill holes to ensure correct run block footage and core orientation. Zones of core loss are noted, and geotechnical logging is conducted, which includes measurement of recovery and rock quality designation. Recovery was measured during drilling and checked during geological logging. Core recovery exceeded 90% and was generally very good, though it can be difficult in certain faulted or sheared areas. The diamond drillers changed from wireline tools to conventional tools before encountering proven areas of loss, which significantly improved recovery. Recovery issues did not materially impact the reliability of the results. Drill core was logged in detail and digitally photographed.
The drilling campaign from August 2022 until October 2023 had 38 drill holes totaling 54,369 feet drilled. Each of the completed drill holes was successful in intersecting planned targets or providing new knowledge in previously unknown areas. As part of this drill program, one new vein structure was defined with drilling from the 2300-Level elevation. This silver-copper vein has been defined approximately 50 feet south of the historical Yankee Girl Vein and is currently named the South Yankee Girl Vein. We completed two drill holes targeting the South Yankee Girl Vein, and both encountered silver mineralization. Drilling will continue to define the vertical and lateral limits of this new vein structure.

In August 2025, we began an extensive and ongoing underground drilling program. As of March 25, 2026, approximately 48,000 feet (31%) of a planned 154,000-foot drilling campaign had been completed in 70 new drill holes. See “—Principal Asset” above for additional information about exploration results from our recent infill and exploration drilling. Our preliminary observations indicate that the ongoing drilling has encountered mineralization in areas outside the current Mineral Resource estimate and may support upgraded resource classification in other infill areas. SRK has not quantified any potential changes to the Mineral Resource estimate from these ongoing drilling results, as the data requires appropriate verification and revised vein modeling that will occur in future updates to the current Mineral Resource estimate. These additional drilling results may prove to be material when evaluated and incorporated into an updated Mineral Resource model.
Sunshine Mine Mineralogy
Dominant veins in the mine strike generally east-to-west between the faults and dip steeply (greater than 60°) to the south. Over 36 veins have been named and mined at the Sunshine Mine. Historically, mined grades are exceptionally high in some areas, with averages over 100 ounces of silver per ton. The Sunshine Vein and Chester Vein are particularly well endowed, with each reported to have produced over 90 million ounces of silver while in production according to the Sunshine Technical Report Summary. Mineralization is comprised of tetrahedrite, freibergite, galena and sphalerite, with typical gangue minerals of siderite, quartz, pyrite and magnetite. Similar to other vein systems in the Coeur d’Alene Mining District, two main vein assemblages are distinguished, which tend to dominate certain areas of the mine: silver-copper-antimony veins and silver-lead veins.
Sampling, Analysis and Data Verification
All of the drill hole samples since we took ownership of the Sunshine Mine have been analyzed at the American Analytical Services, Inc. laboratory in nearby Osburn, Idaho. American Analytical Services is a third-party commercial geochemical laboratory that operates independently of us. Its analytical facilities are International Organization for Standardization 170525:2017 certified in the field of Chemical Testing – Metallurgical Products and Mine Samples (Certificate No. L25-90).
Additional umpire assays were obtained from the third-party SVL Analytical, Inc. laboratory located in Kellogg, Idaho. The SVL Analytical, Inc. analytical facilities are ISO 170525:2017 certified in the field of Chemical Testing – Metallurgical Products (Certificate No. L25-243).
Specific records are limited for sample preparation and analytical procedures used by historical operators of the Sunshine Mine prior to us. During production, assays were completed at the in-house, non-commercial mine laboratory. The on-site laboratory facility has been dismantled and is no longer active.
We follow written procedures for sampling. Based on geological criteria, sample intervals are marked with metal tags inside each core box, which include the sample interval. Core sample lengths target 6.5 feet or less. The sample intervals are measured to tenths of a foot and chosen by the geologists based on lithological and mineralization breaks observed during logging.
Currently, all modern samples are processed with a four-acid digestion and assayed first by atomic absorption spectrometry at the American Analytical Services laboratory. The lower limit for detection of silver is 0.05 ounces of silver per ton; samples with ounces of silver per ton values exceeding 25 ounces of silver per ton on the atomic absorption assay are subsequently fire assayed for silver. The resulting fire assays are used with priority over earlier atomic absorption results.
We have followed industry-accepted methods for quality assurance and quality control, including the use of standards, blanks and duplicate samples in the 2023 drilling program. A review by SRK indicated reliability of silver results based on certified reference material standards, blanks, pulp duplicates, coarse duplicates and check assays. SRK has audited the security, sample preparation and analytical procedures, which are consistent with generally accepted industry standards. In SRK’s opinion, the Sunshine Mine analytical data are acceptable for use in estimation and reporting of Mineral Resources.
Additionally, SRK independently reviewed the current core sampling, cutting, logging, sample preparation, security and laboratory analytical procedures followed at the Sunshine Mine during multiple site visits. The exploration and sampling protocols practiced at the Sunshine Mine are consistent with or exceed generally accepted industry guidance and are deemed adequate for the project stage. In addition to modern drilling data, the current Mineral Resource estimate relies heavily on historical channel samples obtained during previous mining. In SRK’s opinion, data verification checks performed internally by our staff, in combination with independent checks and detailed audits by SRK, have resulted in sufficient validation of the fundamental drilling database at the Sunshine Mine. SRK has deemed the data to be acceptable and adequately reliable for use in geological modeling and estimation of Mineral Resources.
Mineral Resource Estimates
Mineral Resources have been classified in accordance with the definitions for Mineral Resources in S-K 1300, which are consistent with the classification scheme under the Committee for Reserves International Reporting Standards. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. As no Mineral Reserves have been reported with respect to the property, the property is considered an exploration stage property. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. The Mineral Resource estimates contained in this prospectus may be materially affected by changes to the geological, geotechnical and geometallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data and significant changes to commodity prices, and by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.
The Mineral Resource estimates in the Sunshine Technical Report Summary were completed by SRK, who is independent of us. The Mineral Resource estimates are based on the current drill hole database and updated vein models provided by us. The Mineral Resource estimates are supported by logging, drilling and sampling current to a November 28, 2023 data cut-off date. SRK undertook the technical work on the geological model and grade estimates in December 2023, with the final assessment for reasonable prospects for economic extraction completed on February 24, 2026, which is the effective date of the Mineral Resource estimates in the Sunshine Technical Report Summary.
The Mineral Resource estimates in the Sunshine Technical Report Summary were completed using a geological domain model and resource block model. The Mineral Resource estimate methodology involved the following procedures: (i) database and geological model review, (ii) data conditioning for statistical analysis (i.e., capping review and compositing), (iii) block modeling and grade interpolation, (iv) resource classification and validation, (v) assessment of reasonable prospects for economic extraction, (vi) application of reporting cut-off grade for conceptual underground mining scenario and (vii) preparation of the Mineral Resource estimates.
The 36 modeled vein domains were estimated for silver using an inverse distance weighting squared estimation methodology with bulk density scripted for vein and waste material. Due to inconsistency in the variography, kriging was not deemed appropriate at this stage. Copper, lead and zinc were included in the estimation scheme for exploration guidance, using the same setup as silver, but they were not reported in the Mineral Resource estimates in the Sunshine Technical Report Summary due to the material lack of assay data.
The Mineral Resources are classified in accordance with S-K 1300 and reflect the relative confidence of the grade estimates and the continuity of the mineralization. This classification is based on several factors, including geological understanding and uncertainty, confidence in the geological continuity of the mineralized structures, the quality and quantity of fundamental exploration data supporting the estimates, geostatistical confidence in the tonnage and grade estimates, data quality assurance/quality control and verification to original sources, bulk density determinations, accuracy of drill collar locations, accuracy of topographic surface, quality of the assay data and many other factors that influence the confidence of the Mineral Resource estimate. No single factor controls the resource classification; rather, each factor influences the result. Portions of blocks within the estimation domains have been categorized as Indicated Mineral Resources and Inferred Mineral Resources consistent with S-K 1300 guidelines. Additional mineralized material in the estimation domains was not deemed acceptable for classification at this time and is considered unclassified material with exploration potential. Separate classification models derived from distance buffer volumes were used to apply the appropriate block classification to the Mineral Resources.

As per S-K 1300, Mineral Resources must demonstrate reasonable prospects for economic extraction. To satisfy this implication, SRK applied a cut-off grade that accounts for operation costs based on the proposed underground mining method, assumed processing costs, assumed general and administrative costs, metallurgical recovery and market-driven metal pricing. The cost inputs are based on a 2023 scoping study prepared by the Company for the Sunshine Mine. The following technical and economic parameters are assumed and accounted for in the determination of cut-off grade:

Mining cost	$110.00 per ton
Processing cost	$20.85 per ton
General and administrative cost	$7.93 per ton
Antimony plant cost for silver concentrate	$14.55 per ton
Refining cost for silver concentrate	$16.13 per ton
Tailings storage cost	$4.27 per ton
Silver price	$23.50 per ounce
Silver recovery (milling stage)	97%
Silver recovery (chemical processing stage)	96%
Silver recovery (total metallurgical recovery)	93%
Silver payability	95%
Mining dilution	5%

Silver is an over-the-counter, publicly-traded metal, and pricing assumptions were derived from long-term market consensus forecasts. The price estimates were provided by market analysts at major banks. The utilized silver price in the Sunshine Technical Report Summary is below the current spot price of silver ($81.13 per ounce as of May 8, 2026, as per APMEX) as the Mineral Resource estimate was originally completed in December 2023. In the opinion of SRK, the estimated commodity pricing used to calculate the resource cut-off grade is reasonable for up to a 25-year period, which exceeds the currently envisioned mine life for the Base Case, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, and the Indicated Only Case, which assumes the mining of only Indicated Mineral Resources.
Using these metrics, an underground cut-off grade of 8.8 ounces of silver per ton was used for reporting Mineral Resources at the Sunshine Mine. Additionally, the underground Mineral Resources were constrained within mineable stope optimization wireframes derived from the economic parameters stated above. No mine planning or scheduling is considered in the mineable stope optimization, as all block volumes above the diluted cut-off grade are considered to meet reasonable prospects for economic extraction at this project stage.
The table below summarizes the Mineral Resource estimates at the Sunshine Mine as of February 24, 2026. As Mineral Resources are being reported for the first time under S-K 1300, we have not included a comparison against Mineral Resources as of the end of the preceding fiscal year.

Classification	Tonnage (kst)(1)(2)(3)(4)(5)(6)(7)(8)(10)(11)	Ag Grade (opt)(1)(2)(3)(4)(5)(6)(7)(8)(10)(11)	Contained Ag Metal (koz)(1)(2)(3)(4)(5)(6)(7)(8)(10)(11)
Measured	—	—	—
Indicated	3,485	29.8	103,915
Measured & Indicated	3,485	29.8	103,915
Inferred(9)	7,061	22.6	159,847

(1)
The definitions for Mineral Resources in S-K 1300, which are consistent with the classification scheme under the Committee for Reserves International Reporting Standards, were followed for the classification of Mineral Resources.

(2)	All measurements are U.S. standard units.
(3)
Mineable stope optimization volume constrained resources with reasonable prospects for economic extraction are stated as contained within vein estimation domains defined by a cut-off grade of 8.8 opt Ag. The cut-off grade and mineable stope optimization are based on the assumed silver price of $23.50 per ounce and operating cost assumptions, as follows: mining cost of $110.00 per ton, processing cost of $20.85 per ton, general and administrative cost of $7.93 per ton, antimony plant for silver concentrate cost of $14.55 per ton, refining for silver concentrate cost of $16.13 per ton and tailings storage cost of $4.27 per ton. See the table under “The Sunshine Complex—Mineral Resource Estimates.”

(4)
Mineable stope optimization volumes are 9 feet high, 30 feet long, and minimum of 3 feet wide and are flagged by the individual modeled vein volumes. An unplanned mining dilution of 5% is applied for reporting.

(5)	All Mineral Resources are based on a data cut-off date of November 28, 2023, estimated in situ and reported as diluted within mineable stope optimization volume.
(6)
Average bulk density was assigned as 3.02 grams per cubic centimeter (g/cm3) for veins and 2.82 g/cm3 for waste. The equivalent densities in Imperial units are 0.0943 tons per cubic foot (st/ft3) for veins and 0.088 st/ft3 for waste.

(7)	Total metallurgical recovery was assigned at 93% from metallurgical test work and history of mining production.
(8)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves in the future. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

(9)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability.

(10)	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.
(11)	The Sunshine Mine is 100% attributable to SOP.
Mining Operations
Underground mine plans and production schedules were prepared by SLR, using the Mineral Resource estimates described in Section 11 (“Mineral Resource Estimates”) of the Sunshine Technical Report Summary. The mine life plans are to provide mineralized material feed of approximately 350,000 tons per year, based upon the use of the existing infrastructure and portions of the mine workings. The mine exists within a 6,000-foot-deep, 15,000-foot-long strike, and 2,000-foot-across dip volume. The mine is accessed by the 4,000-foot deep Jewell Shaft, which has the 3700 Level as the lowest operating level. The 5,400-foot deep Silver Summit Shaft and associated lower winze will be used for a second access. Levels are named by the depth below the Jewell Shaft collar. Future access below the 3700 Level will be via mechanized headings to the 5900 Level. Historical shafts and winzes that serviced intermediate and lower levels are not planned for future use.
The mineralized materials are situated in narrow (approximately five-foot wide) individual veins which typically dip at 60° to 70°. Historically mining has used a mixture of mainly conventional and some mechanized cut and fill stoping with hydraulic fill. A broad range of stoping options were considered for the Sunshine Technical Report Summary, and a mixture of 61% conventional cut and fill stoping and 39% mechanized long hole stoping were selected.
Silver cut-off grades varied based on the mining method: 8 opt Ag for the long hole mining method and 9 opt Ag for conventional cut and fill mining. Cut-off grades were only based on silver. While both copper and lead have historically been produced at the Sunshine Mine, there was no resource data available to model these metals.
Stope designs were developed using the Deswik Stope Optimizer software for both mining methods, and the results were then sorted into conventional cut and fill and mechanized long hole stopes. Cut-off grade, minimum width and minimum dilution estimates were applied in the Deswik Stope Optimizer. Mining shapes were developed for 27 of the 36 resource veins. The results of the Deswik Stope Optimizer were reviewed and modified as necessary. For the Base Case, the Deswik Stope Optimizer mining shapes were used to generate a total tonnage of potentially mineable material of 7.9 million tons at an average grade of approximately 19.0 ounces of silver per ton, or 149 million ounces of silver. The average mining width was 6.3 feet. Stoping blocks exist from the 100 Level to the 5900 Level. The mineable material estimate includes 36% dilution, which is carried at zero grade. For the Indicated Only Case, the Deswik Stope Optimizer mining shapes were used to generate a total tonnage of potentially mineable material of 1.5 million tons at an average grade of approximately 25.2 ounces of silver per ton, or 37.7 million ounces of silver. The Indicated Only Case assumes the same mining methods as the Base Case; however, operations will be focused on the Indicated Mineral Resources located between the 2500 Level and 4500 Level of the Sunshine Mine.
Mine production plans were prepared based upon accessing the closely grouped, larger and higher grade areas early in the schedule. To further increase the early production rate growth, the Jewell Shaft Block and Upper Mine Block will be mined at the start of the schedule. The Upper Mine Block, from the 100 Level to the 1500 Level, will be mined with mechanized access from a surface adit (Sterling Tunnel). Jewell Shaft Block production commences from the 3100 Level to 3700 Level. New development and long hole stoping will use mechanized equipment. Haulage to the Jewell Shaft will be done by rail bound equipment for the levels from 1700 Level to 3700 Level and by trucks and/or load-haul-dump equipment for areas below 3700 Level. Battery electric vehicle equipment is proposed to reduce ventilation requirements and improve working conditions in the Sunshine Mine. Mine development plans were developed to service the planned production.
The mine ventilation system will use the existing circuit, including the Big Hole raise and the Jewell Shaft as intakes and the Silver Summit Shaft for an exhaust way. The combination of conventional cut and fill stoping and battery electric vehicle equipment will reduce the fresh air demands compared to previous studies. The Upper Mine Block will be ventilated independently of the Jewell Shaft.
The three-year mine pre-production work will commence with the hoist upgrades, shaft rehabilitation (Jewell Shaft and Silver Summit Shaft) and mine dewatering to the bottom of the Jewell Shaft. The dewatering can commence at any time and the balance of the work will require approximately one year. After the Jewell Hoist and Jewell Shaft work is complete, the rehabilitation of workings and new development can commence. The Base Case in the Sunshine Technical Report Summary, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, envisions an initial 24-year mine life, and our current mine plan contemplates producing approximately 6.7 million ounces of payable silver per year on average over the first five years of mine life and approximately 5.8 million ounces of payable silver per year on average over the full 24-year mine life, and the Indicated Only Case of the Sunshine Technical Report Summary contemplates producing approximately 3.5 million ounces of payable silver per year on average over the 10-year mine life.
Approximately 74% of the tonnage and approximately 68% of the contained silver in the Base Case mine life is Inferred Mineral Resources. Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors that would enable them to be categorized as Mineral Reserves.
An Indicated Only Case based solely on Indicated Mineral Resources was developed for the Sunshine Complex (there are no Measured Mineral Resources). The Indicated Only Case uses the same mining methods as the Base Case; however, the mining extent is limited by the available Indicated Mineral Resources. The Indicated Only Case has a three-year pre-production period followed by a nine-year operating life with mine production of up to 608 tons per day.
Processing and Recovery Operations
The Sunshine Technical Report Summary considers that a new concentrator will be constructed in the same location as the existing concentrator building. The existing building will be demolished to the foundations, and new facilities and equipment will be installed.
Under the Base Case development and operating scenario, the new Sunshine Mine concentrator is expected to receive approximately 1,000 tons per day run of mine mineralized material, hoisted from the Jewell Shaft and discharged into the run of mine mineralized material storage bin adjacent to the mine headframe, as well as mineralized material from the Sterling Tunnel, which will be delivered by truck to the Jewell Shaft run of mine storage bin external feed hopper. The material will be drawn from the external hopper with an apron feeder and conveyor and discharged into the run of mine storage bin. The capacity has been adjusted to 500 tons per day for the Indicated Only Case, and ore sorting was not used.
Material will be drawn from the run of mine storage bin into a three-stage crushing circuit including a primary gyratory, a secondary standard and tertiary shorthead crusher to produce a final grinding circuit feed size of P100 10 mm and P80 6 mm. Secondary crushed material will be screened to produce a 10 mm x 50 mm fraction that will be conveyed to an ore sorter for waste rejection. Ore sorter waste reject, approximately 44.2% of ore sorter feed (28.9% of mine feed), will be stockpiled, and the ore sorter product will be conveyed to tertiary crushing. Final crushed material will be conveyed into a fine material storage bin.
Material will be drawn from the fine material bin to feed the grinding and flotation circuits. The grinding circuit will consist of a ball mill and flash flotation cell closed by hydro cyclones. Flotation will include rougher/scavenger and cleaner flotation cells producing silver-copper and lead flotation concentrates. The two concentrates will be thickened, filtered and stored for bulk shipment to metal recovery facilities.
Concentrator tailing slurry will be thickened and pumped to a paste backfill plant or filtered and stored for dry stacking. The backfill plant will include a high-rate thickener and disk filter to produce a wet cake that will be mixed with Ordinary Portland Cement to produce cemented backfill. The paste will be pumped with a high-pressure positive displacement pump to the connection to the shaft pipeline at the collar of the Jewell Shaft for delivery underground for backfill.
Infrastructure, Permitting and Compliance Activities
The Sunshine Mine is a past producer and the facilities have been maintained on a care and maintenance basis for 20 years. Our mining, milling and refining complex includes substantial installed infrastructure, including approximately $208 million of investments that we have made over the last 16 years to maintain and modernize the Sunshine Complex and to consolidate the highly prospective land package around the Sunshine Mine. The most significant change required is the potential conversion of the Sunshine Tailings Storage Facility to a dry stack facility.
The Sunshine Mine currently contains one tailings storage facility. The embankment forming the Sunshine Tailings Storage Facility was first constructed in 1978 and has been subsequently raised four times. Tailings were last deposited in the Sunshine Tailings Storage Facility in 2008, coinciding with the closing of the processing facility.

We currently retain the services of Hydrometrics, Inc. of Helena, Montana, to perform routine Dam Safety Inspection of the Sunshine Tailings Storage Facility. The facility was originally designed by Dames & More of Vancouver, British Columbia, in 1978. The facility is classified by the State of Idaho Department of Water Resources as a “Significant” classification under their state system. The most recent inspection by the State of Idaho Department of Water Resources stated that the structure appeared to be generally suitable for continued use as a water management pond with some caveats around the required repair of a decant accessway.
Tailings have traditionally been fine grained and sandy mixtures, with natural separation of fines with increasing distance from the spigot locations. Tailings were traditionally deposited from the northern and eastern embankment crests, with the formation of a decant pond abutting natural ground to the east. One decant tower exists in this pond location, and an additional emergency spillway in the form of a decant tower exists on the eastern tailings beach.
Excess water from processing operations that may require treatment will be treated using oxidation and precipitation utilizing lime and polymer treatment. The waters to be treated include (i) mine dewatering, (ii) mill discharge water and (iii) grey water and runoff water. The proposed location of the water treatment plant is to the northeast of the Sunshine Silver/Copper Refinery.
Environmental
Numerous environmental permits and approvals are required for our current and future operations. Currently we hold and believe we are in material compliance with the terms of active, valid permits and authorizations for all current activities of the mining operation. At present, we are not aware of any environmental issues that impact the ability to extract Mineral Resources at the Sunshine Mine. We are actively engaged with the local communities and stakeholders, and there are no outstanding negotiations or social commitments for the planned operation of the Sunshine Mine. As the operation of the Sunshine Complex progresses, we will be required to maintain or renew existing or acquire new approvals and permits. See Section 17 (“Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups”) of the Sunshine Technical Report Summary for further discussion regarding our permits.
Many of these permits are subject to renewal from time to time and can impose strict conditions, requirements or obligations on, or otherwise delay or prohibit, certain activities.
In particular, we are currently subject to the requirements of our IPDES permit, which was transferred from the NPDES permit, governing water discharge at the Sunshine Mine. We operate under a NPDES permit originally issued in 1991, which was scheduled for renewal in 1996, but remains in effect through administrative extensions of the United States Environmental Protection Agency (the “EPA”). We and the Idaho Department of Environmental Quality (“IDEQ”) have formally agreed to update the IPDES permit prior to the commencement of construction activities. Under the jointly established schedule, the permit update is anticipated during the second half of 2027. Until that time, the existing IPDES permit remains active, valid and in full regulatory compliance.
The NPDES permit and/or IPDES permit governs, among other matters, the management of waste streams from mining and ore-concentrating operations at the Sunshine Mine, as well as stormwater management. During the 1990s, our predecessor allowed the lower levels of the mine to flood, resulting in water with elevated concentrations of iron and manganese. Under updated IDEQ standards, discharge criteria will be revised to also include bioavailable copper concentration removal and to meet potential discharge water temperature criteria. In any scenario, we will be required to update our water treatment process prior to discharge at Outfall 001 to ensure compliance with IDEQ’s updated standards and more stringent permit limits, including those relating to total dissolved solids, cadmium, lead, zinc, copper, mercury, silver and arsenic. We anticipate that the associated water treatment plant costs will be consistent with those incurred by other mining operations transitioning to IDEQ’s updated standards.
Capital Costs
Base Case
The Base Case initial capital costs are estimated to be $286.9 million and the corresponding sustaining capital costs for the full 24-year mine life are estimated to be approximately $560.2 million, as summarized in the table below.

Mine Life Capital Cost Summary – Base Case ($ in millions)

Area	Initial	Sustaining	Total
Mine Total	167.0	494.4	661.4
Plant and Surface Total	57.0	44.6	101.6
Mine, Plant and Surface	224.0	539.0	763.1
Closure	—	21.2	21.2
Contingency	62.9	—	62.9
Grand Total	286.9	560.2	847.2

The Base Case pre-production capital costs are estimated to be $286.9 million over a three-year construction period, the breakdown of which is shown in the first table below. The Base Case sustaining capital costs total $560.2 million over the full 24-year mine life, as summarized in the second table below.
Pre-Production Capital Cost by Year – Base Case ($ in millions)

	Year - 3	Year - 2	Year − 1	Total
Mine Total	55.5	64.1	47.4	167.0
Plant and Surface Total	0.7	22.5	33.8	57.0
Mine, Plant and Surface	56.1	86.6	81.3	224.0
Contingency	16.6	24.4	21.9	62.9
Grand Total	72.8	111.0	103.2	286.9

Sustaining Capital Cost by Year – Base Case ($ in millions)

	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Years 6-15	Years 16-24
Total Capital Expenditure	560.2	30.9	34.4	36.1	25.2	15.3	235.2	183.1

Indicated Only Case
The Indicated Only Case initial capital costs are estimated to be $239.6 million, and the corresponding Indicated Only Case mine life sustaining capital costs (including closure) are approximately $265.3 million, as summarized in the table below.
Mine Life Capital Cost Summary – Indicated Only Case ($ in millions)

Area	Initial	Sustaining	Total
Mine Total	133.8	225.1	358.9
Plant and Surface Total	57.0	19.0	76.1
Mine, Plant and Surface	190.8	244.1	434.9
Closure	—	21.2	21.2
Contingency	48.7	—	48.7
Grand Total	239.6	265.3	504.9

Operating Costs
Base Case
The Base Case mine life operating costs total $1,427 million and are estimated to be $181.38 per ton processed, as summarized in the table below. The number of tons processed is defined as the total mill feed to the plant, pre-ore sorting.
Operating Cost Summary – Base Case – Life of Mine Average Unit Costs

Area	Life of Mine Average Unit Costs ($ per ton processed)	Total Life of Mine Unit Costs ($ in millions)
Mine Services and Technical	73.84	580.8
Mining	64.45	507.0
Ore Sorter	0.51	4.0
Processing	16.22	127.6
Tailings Storage	0.75	5.9
General and Administrative	25.62	201.5
Total Operating Cost	181.38	1,426.8

Indicated Only Case
The Indicated Only Case mine life operating costs total $426.3 million and are estimated to be $285.10 per ton processed, as summarized in the table below. The number of tons processed is defined as the total mill feed to the plant.
Operating Cost Summary – Indicated Only Case – Life of Mine Average Unit Costs

Area	Life of Mine Average Unit Costs ($ per ton processed)	Total Life of Mine Unit Costs ($ in millions)
Mine Services and Technical	141.98	212.2
Mining	63.66	95.2
Ore Sorter
Processing	27.24	40.7
Tailings Storage	1.07	1.6
General and Administrative	51.14	76.5
Total Operating Cost	285.10	426.3

Economic Analysis
Base Case
The Sunshine Technical Report Summary’s Base Case, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, is based on a production plan with a 24-year mine life, and includes a mineralized material inventory of approximately 7.9 million tons at an average grade of approximately 19.0 ounces of silver per ton, or 150 million ounces of silver.
The mineralized material inventory in the Base Case includes approximately 5.8 million tons of mineralized material and 102 million tons of silver from Inferred Mineral Resources, which represent approximately 74% of total Base Case tonnage and 68% of total Base Case silver ounces, respectively. The remainder of the material in the mined inventory is from Indicated Mineral Resources.
The Base Case contemplates producing approximately 6.7 million ounces of payable silver per year on average over the first five years of mine life and approximately 5.8 million ounces of payable silver per year on average over the full 24-year mine life at an AISC (excluding potential copper and lead by-product credits) of $16.26 per ounce of silver produced over the first five years of mine life and $18.81 per ounce of silver produced over the full 24-year mine life. Assuming a silver price of $46.36 and operations at full capacity as described in the Sunshine Technical Report Summary’s Base Case, the Sunshine

Mine would generate approximately $311 million in revenue, $230 million in EBITDA and $196 million in operating cash flow per year from silver production over the first five years, and approximately $268 million in revenue, $182 million in EBITDA and $153 million in operating cash flow from silver production over the full 24-year mine life. Once operations restart at the Sunshine Mine, in addition to producing silver, we plan to produce and refine antimony (which has historically been contained in our concentrates). We have commenced early-stage sampling and testing activities of material from the Sunshine Complex to evaluate for the potential presence and recovery of critical minerals such as gallium and germanium to support the possible future production of these other critical minerals. This outlook offers significant potential to generate incremental revenue and cash flow.
Indicated Only Case
The Indicated Only Case in the Sunshine Technical Report Summary assumes a production schedule based exclusively on Indicated Mineral Resources. The planned mineable material totals 1.5 million tons at an average grade of approximately 25.2 ounces of silver per ton, which is planned to be mined over a nine-year period following three years of pre-production work.
The Indicated Only Case contemplates producing approximately 3.5 million ounces of silver per year on average over the full 10-year mine life at an AISC (excluding potential copper and lead by-product credits) of $24.06 per ounce of silver produced over the full 10-year mine life. Assuming a silver price of $46.36 and operations at full capacity as described in the Sunshine Technical Report Summary’s Indicated Only Case, the Sunshine Mine would generate approximately $164 million revenue, $105 million in EBITDA and $97 million in operating cash flow on average annually from silver production over the 10-year mine life.
Sunshine Technical Report Summary – Initial Assessment(1)(2)

	Base Case(3)	Indicated Only Case
Mine Life	24 Years	10 Years
Production Metrics
Mineable Material	7.9 M tons	1.5 M tons
Production Rate	864 tons per day	430 tons per day
Avg. Mined Grade (LOM)	19.0 opt Ag	25.2 opt Ag
Ag Recovery	95.8%	97%
Ag Contained Production (Total | Avg.)	150 Moz Ag | 6.2 Moz Ag	38 Moz Ag | 3.8 Moz Ag
Ag Payable Production (Total | Avg.)	139 Moz Ag | 5.8 Moz Ag	35 Moz Ag | 3.5 Moz Ag
Cost Metrics
Site Operating Costs	$181.38/ton processed	$285.10/ton processed
Mining	$138.29/ton processed	$205.64/ton processed
Processing	$16.73/ton processed	$27.24/ton processed
G&A & Tailings	$26.37/ton processed	$52.21/ton processed
Initial Capital	$286.9 M	$239.6 M
Sustaining Capital (incl. closure)	$560.2 M	$265.3 M
AISC	$18.81/oz Ag	$24.06/oz Ag
Financial Metrics(4)
Revenue (LOM | Avg. Annual)	$6,437M | $268M	$1,640M | $164M
EBITDA (LOM | Avg. Annual)	$4,378M | $182M	$1,054M | $105M
Operating Cash Flow (LOM | Avg. Annual)	$3,681M | $153M	$966M | $97M
After-tax NPV5% | IRR	$1,434M | 38.3%	$270M | 21.1%

(1)
Base Case assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources. Indicated Only Case assumes the mining of only Indicated Mineral Resources and is shown for illustrative purposes only in accordance with Subpart 1302(d)(4) of Regulation S-K.

(2)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability. There is no certainty that this economic assessment will be realized.

(3)
Approximately 74% of the tonnage and approximately 68% of the contained silver in the Base Case mine life is Inferred Mineral Resources. Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors that would enable them to be categorized as Mineral Reserves.

(4)	Based on a constant silver price of $46.36/oz Ag in all years of the economic analysis.

Sunshine Technical Report Summary
Despite a long and productive mining history, the existing Sunshine Mine represents a brownfield underground project with high potential for expansion and definition of the mesothermal silver vein systems through continued exploration. The upper levels of the mine have had limited drilling and development due to the historical exploration methodology available during the early years of the mine’s operation. Additionally, the current economic outlook for silver and base minerals has changed drastically, and updated cut-off grades are lower than previous cut-off grades. We conducted recent infill and exploration drilling that expanded the level of known Mineral Resources. During future exploration and development phases, additional drilling has the potential to grow the known resource and potentially discover unidentified veins.
Considering the Base Case for the Sunshine Mine on a stand-alone basis, the undiscounted pre-tax cash flow over the full 24-year mine life totals approximately $3.5 billion, the undiscounted after-tax cash flow over the full 24-year mine life totals approximately $2.8 billion, simple payback occurs 1.9 years from start of production, the AISC is approximately $18.81 per ounce of silver (including sustaining capital and final closure/reclamation costs of approximately $4.04 per ounce) and average annual silver production during operation is approximately 5.8 million ounces per year. The after-tax NPV of the Base Case for the Sunshine Mine is approximately $1.4 billion, based solely on silver revenues, assuming a $46.36 per ounce silver price and a 5% discount rate, the prevailing industry standard discount rate for evaluating precious metals projects in North America. Increasing the assumed silver price to $60.27 per ounce and $80.00 per ounce would increase the after-tax NPV for the Base Case, which assumes the mining of both Indicated Mineral Resources and Inferred Mineral Resources, to $2.2 billion and $3.2 billion, respectively.
Considering the Indicated Only Case for the Sunshine Mine on a stand-alone basis, the undiscounted pre-tax cash flow over the full 10-year mine life totals approximately $549.2 million, the undiscounted after-tax cash flow over the full 10-year mine life totals approximately $461.3 million, simple payback occurs 3.4 years from start of production, the AISC is approximately $24.06 per ounce of silver (including sustaining capital and final closure/reclamation costs of approximately $7.50 per ounce) and average annual silver production from year two to year nine, which are the years of full production, is approximately 4.0 million ounces per year. The after-tax NPV of the Indicated Only Case for the Sunshine Mine is approximately $270.4 million, based solely on silver revenues, assuming a $46.36 per ounce silver price and a 5% discount rate, the prevailing industry standard discount rate for evaluating precious metals projects in North America. Increasing the assumed silver price to $60.27 per ounce and $80.00 per ounce would increase the after-tax NPV for the Indicated Only Case, which assumes the mining of only Indicated Mineral Resources, to $524.0 million and $878.0 million, respectively.
The Sunshine Technical Report Summary considered, among other factors, (i) production estimates, which were drawn from an underground mine plan and production schedule completed by SLR, (ii) silver market prices, which were based on long-term market price of $46.36 per ounce of silver, (iii) royalties that are payable to third parties, (iv) operating costs, (v) mine development costs, (vi) depreciation and amortization, (vii) income taxes, (viii) initial capital costs and (ix) sustaining capital costs.
Readers are cautioned that the economic analysis contained in the Sunshine Technical Report Summary is preliminary in nature and is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are subject to significant uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. See “Risk Factors—Mineral Resource calculations at the Sunshine Mine are only estimates.”
Exploration and Other Activities Performed
Since acquiring the Sunshine Mine, we have successfully completed the following significant re-development activities at the Sunshine Mine:
•	acquired additional land, infrastructure, mining claims and surface rights, including the Sunshine Tailings Storage Facility and the Sunshine Silver/Copper Refinery;
•
repaired and updated surface facilities and equipment, including the hoists, the Jewell Shaft, the electrical grid and related switch gear, the compressed air system and modernized the underground pumping systems;

•	installed a 1 megawatt emergency back-up generator;
•	acquired and installed an emergency personnel egress hoist;

•	performed ongoing repairs and upgrades to the Jewell Shaft electrical shaft signal;
•	installed a new 13.2 kilovolt-ampere substation, transformers and power distribution on the 3100-Level, which services all levels down the Jewell Shaft;
•	installed a new main water intake system for mining and milling operations;
•	completed repairs and improvements to the Silver Summit headframe and ConSil Mine;
•	completed underground rehabilitation of existing mine development as well as new mine underground development;
•	maintained the Silver Summit hoist and completed work to enable rehabilitation of the Silver Summit Shaft;
•
re-established and modernized utility services to the Sunshine Mine and Sterling mine ramp systems, enabling commencement of improvements required for electrification, ventilation and re-access to mining blocks;

•	purchased mobile mining fleet consisting of five vehicles (2 load-haul-dumps, 2 trucks and 1 Jumbo), and purchased auxiliary equipment and light vehicles;
•	advanced the excavation of the Sterling mine ramp to access upper-level mineralized zones for future mining;
•	designed a new development plan to re-establish access in the upper and lower Sunshine Mine levels for exploration and development;
•	developed a comprehensive drill hole database for the entire deposit and created a three-dimensional model of the Mineral Resources;
•	acquired additional mineral rights in the near vicinity of the Sunshine Mine Core Area;
•	defined additional Mineral Resources through surface and underground exploration programs;
•	completed drilling that totaled 85.1 kilometers of core in 225 drill holes;
•	completed a Class 5 Study for the Sunshine Antimony Plant;
•	completed a Class V Estimate for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery;
•	completed an Initial Assessment in accordance with S-K 1300;
•	completed an exploration desktop study and surface fieldwork program across our land package; and
•	prepared an exploration plan and proposed budget consistent with Scout’s recommended roadmap.
We intend to use the net proceeds from this offering to conduct a Feasibility Study for the restart of the Sunshine Mine including the construction of a new mill, a Feasibility Study for the development of the Sunshine Antimony Plant and a Feasibility Study for the refurbishment, construction and restart of the Sunshine Silver/Copper Refinery, for infill drilling and associated underground development costs, mining equipment and mine infrastructure purchases, as well as for mine development and overhead expenses, construction of a processing facility, surface infrastructure and project management expenses, exploration activities in underdefined areas on our land package, the potential development of the Sunshine Antimony Plant, the potential refurbishment, construction and restart of the Sunshine Silver/Copper Refinery, and general corporate purposes. See “Use of Proceeds.”
Quality Control
We generally follow industry-accepted methods for quality assurance and quality control with regard to exploration drilling, sampling and assay procedures. No historical significant negative issues have been identified at the Sunshine Mine.
Previous operators handled sample preparation and analysis of channel, rock chip, and drill core samples internally. Paper sample tag booklets are available on-site to document locations, lengths, and grades of various historical samples. Skeletonized drill core and coarse rejects are stored in a large core shed at the Sunshine Mine. Retention of sampling records and sample rejects is a positive indication of the diligence of the historical operators in maintaining adequate security measures.

For all drilling since 2010, core was delivered regularly from underground drill stations to the surface logging areas. The exploration office and logging facility are monitored by security guards. Only authorized personnel have access to drill core samples.
We follow written procedures for sampling. Based on geological criteria, sample intervals are marked with metal tags inside each core box, which include the sample interval. Core sample lengths target 6.5 feet or less. The sample intervals are measured to tenths of a foot and chosen by the geologists based on lithological and mineralization breaks observed during logging.
After logging and photographing, the drill core is cut with a diamond saw. Half of the core sample is placed in a new cotton-polyethylene bag with a unique sample tag, an integrated duplicate sample tag and large sample numbers written in permanent marker. All sample bags are sealed with internal drawstrings. Multiple bags are collected onto a pallet for delivery to the American Analytical Services laboratory in Osburn, Idaho. A sample dispatch sheet accompanies each sample delivery and outlines the desired analytical procedures. Sample numbers and footage are stored electronically and uploaded to a secure Microsoft Access database. After splitting, the samples are delivered to the American Analytical Services laboratory routinely with a dispatch sheet for required analytical work that maintains appropriate chain of custody.
The American Analytical Services organizes and dries the samples. The samples are then crushed to 95% passing two-millimeter mesh, and a 250-gram sub-sample is divided with a riffle splitter. Then, the samples are pulverized to 90% passing 75 microns, and the pulverizer is cleaned with sand between samples.
We follow industry standard quality control procedures, targeting standard insertion after every 30 samples. For the drilling that took place in 2022 and 2023, a total of 57 certified reference material samples were provided, representing an insertion rate of 6.5% for all samples (n = 876), which exceeds the industry standard threshold of 5%. Among the 69 blank samples we provided, the overall blank insertion frequency was 7.9%, which is above the typical industry target of 5%. Among the 28 duplicate samples we provided, the overall duplicate insertion rate is 3.2%, which is low compared to the industry target of 5% of samples. Additionally, our check assay results adequately demonstrate the repeatability of analytical results between our testing laboratories with minimal outliers.
Based on SRK’s review of our historical and modern quality control plots, there are a limited number of standards that failed against typical control limits of three-sigma standard deviation from the expected values. In the opinion of SRK, our quality control data shows no significant repeated bias and does not indicate any systematic errors affecting our drilling results.
The Mineral Resource estimates contained in this prospectus may be materially affected by changes to the geological, geotechnical and geometallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data and significant changes to commodity prices, and by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.
Competition
There is aggressive competition within the precious metals industry. We compete in efforts to obtain financing to explore and develop our projects with other precious metals companies. These companies currently are either further advanced or have greater resources than we do. In the future, we may compete with such companies to acquire additional properties.
In addition, we also encounter competition for the hiring of key personnel. The mining industry is currently facing a shortage of experienced mining professionals, particularly with respect to personnel experienced in mine construction and mine management. This competition affects our operations. Larger regional companies can offer better employment terms as compared to smaller companies such as us.
We also compete for mine service companies, such as project coordinators and drilling companies. Potential suppliers may choose to provide better terms and scheduling to larger companies in the industry due to the scale and scope of their operations.
Environmental, Health and Safety Matters
We are subject to stringent and complex environmental laws, regulations and permits in the various jurisdictions in which we operate. Compliance with the requirements of these laws, regulations and permits is important to our success as our operations involve, or may in the future involve, among other things, the removal, extraction and processing of natural resources, emission and discharge of materials into the environment, remediation of soil and groundwater contamination, workplace health and safety, reclamation and closure of waste impoundments and other properties, and handling, storage, transport and disposal of wastes and hazardous materials. Compliance with these laws, regulations and permits can require substantial capital or operating costs or otherwise delay, limit or prohibit our development or future operation of our properties. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If we violate these environmental requirements, we could be subject to enforcement actions seeking injunctive relief, fines or other sanctions, including the revocation of permits and suspension or curtailment of operations. Pursuant to such requirements, we also may be subject to inspections or reviews by governmental authorities.
Permits and Approvals
Our operations require environmental permits, including permits governing the emission and discharge of materials and contaminants into air and water, reclamation and closure of properties, tailings and waste storage facilities, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials, which can be difficult, expensive and time-consuming to obtain and maintain compliance with. While we believe we have all permits required to conduct our current activities at the Sunshine Complex, we will need to maintain and timely file for renewal of these permits. In addition, we may require additional permits and approvals to conduct future exploration, development and processing activities at the Sunshine Complex. We may be required to conduct environmental studies and collect and present to governmental authorities data pertaining to the potential impact that our current or future operations may have upon the environment in connection with our existing permits or to secure the issuance of new permits for new activities and/or changes to (including any expansion of) operations. There can be no assurance that we will be able to obtain and renew the permits needed for operations in a timely manner and on terms and conditions that are acceptable and consistent with our business plans.
Our permits impose a number of obligations on us, including recording keeping and reporting requirements, specific operational practices to minimize spills and accidents, limitations on the emission and discharge of pollutants, requirements to install pollution control equipment at our facilities, and monitoring activities. We could incur significant costs in the future to maintain compliance with these requirements.
The table below summarizes the current status of our existing major permits and future required permits.

Agency	Permit Name	Activity	Status
IDEQ [1]	IPDES Permit No. ID0000060	Waste water discharge	Active
IDEQ	IPDES No. IDR053001	Storm water discharge	Active
IDWR [2]	IDWR File: 94-xx03	Tailings Storage Facility authorization	Active
Federal Bureau of Alcohol, Tobacco and Firearms	Explosives License 9ID00382	Transport, ship, receive, or possess explosives materials	Active
IDEQ	Permit to Construct	Air quality	Required
IDEQ	Point of Compliance	Groundwater monitoring	Required
IDEQ	Tier II Air Quality Permit	Air quality	Required
USEPA	EPA/RCRA ID	Hazardous waste generation and storage	Required
Shoshone County Planning and Zoning Department	Building and Site Disturbance Permit-permit not yet issued	Demolition and Building	Required
USEPA	Asbestos Removal	Demolition	Required
Panhandle Health District	Institutional Controls Program (ICP) Permit	Metal contaminated soils removal	Active

(1)	Recently transferred NPDES Permit.
(2)	Contemplated to be modified for the conversion to a dry stack tailings storage facility.
Hazardous Substances and Waste Management
We could be liable for environmental contamination at or from our or our predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury and property damage.
The Sunshine Mine and our associated properties are included within Operable Unit #3 of the Bunker Hill Superfund Site, an area which covers much of the Coeur d’Alene Basin. The Bunker Hill Superfund Site has been subject to remediation and cleanup of contamination under supervision of the EPA and the IDEQ since 1983 and is one of the largest and most complex Superfund sites in the U.S. Our predecessors were identified as liable for a percentage of cleanup costs due to ownership and operation of the Sunshine Mine, which liability we have assumed as the current owner and operator. Our predecessor contributed to the Coeur d’Alene Work Trust and entered into the 2001 Consent Decree, which resolved certain liabilities arising under CERCLA relating to the Bunker Hill Superfund Site, pursuant to which we are required to pay to the U.S. federal government and the Coeur d’Alene Tribe between a 0% (at a silver price below $6 per ounce) and 7% (at a silver price of $10 per ounce or higher) NSR Royalty in perpetuity.
The Sunshine Tailings Storage Facility currently receives mine and process water discharges from our operations. We expect that the capacity of the Sunshine Tailings Storage Facility, as currently configured, will be sufficient for approximately ten years after commercial production resumes at the Sunshine Mine and that additional capacity may be added thereafter by either increasing the height of the storage facility embankment or using another form (e.g., dry stacking) of tailings storage.
We are required to maintain financial assurances for certain future closure obligations, including closure obligations with respect to the Sunshine Tailings Storage Facility. Our undiscounted reclamation obligations were estimated at approximately $4.2 million as of March 31, 2026, and the corresponding asset retirement obligation, which reflects the estimated present value of future closure obligations, was approximately $1.8 million.
Mine and Occupational Health and Safety Laws
The MSHA and the OSHA impose stringent safety and health standards on all aspects of mining operations at the Sunshine Mine. Also, Idaho has state programs for mine safety and health regulation and enforcement. Regulations and the results of inspections may have a significant effect on our operating costs. Failure to comply with these requirements can result in sanctions such as fines and penalties and claims for personal injury and property damage. These requirements may also result in increased operating and capital costs in the future. We cannot guarantee that violations of such requirements will not occur, and any violations could result in additional costs.
Legislative and regulatory bodies in the United States at the federal and state levels, including MSHA and OSHA, have recently promulgated or proposed various new statutes, regulations and policies relating to mine safety and mine emergency issues. Although some new laws, regulations and policies are in place, these legislative and regulatory efforts are still ongoing. At this time, it is not possible to predict the full effect that the new or proposed statutes, regulations and policies will have on our operating costs, but they may increase our costs. In addition, any unanticipated liabilities or obligations arising, for example, out of the discovery of previously unknown conditions or changes in law or enforcement policies, could materially and adversely affect our business, financial position, results of operations and cash flows.
Other Environmental Laws
We are required to comply with numerous other foreign, federal, state and local environmental laws, regulations and permits in addition to those previously discussed. These additional requirements include, for example, the

U.S. Emergency Planning and Community Right-to-Know Act and Resource Conservation and Recovery Act. Regulations applicable to our business are administered by the EPA and various other federal, state and local environmental, zoning, health and safety agencies. Further, under certain circumstances, a number of environmental laws and regulations to which our operations are subject authorize the institution of lawsuits by private citizens and entities other than environmental regulatory authorities to enforce those laws and regulations.
The summary below is a non-exhaustive summary of material legislation that applies or may in the future apply to our operations. Although this summary focuses on federal laws, most states (including Idaho) have their own regulatory schemes that either mirror federal laws or create additional layers of regulation. We endeavor to conduct our mining operations in compliance with all applicable federal, state, and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time.
Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”)
CERCLA authorizes the federal government and private parties to recover costs to address threatened or actual releases of hazardous substances (broadly defined) that may endanger public health or the environment. Strict joint and several and retroactive liability may be imposed on waste generators and facility owners and operators, regardless of fault or the legality of the original disposal activity. We could face liability under CERCLA and similar state laws to address contamination at (1) properties that we currently own, lease or operate, (2) properties that we, our predecessors or former subsidiaries have previously owned, leased or operated, (3) sites to which we, our predecessors or former subsidiaries, sent waste materials, and (4) sites at which hazardous substances from our facilities’ operations have otherwise come to be located. We are currently liable for certain costs associated with the Bunker Hill Superfund Site pursuant to the 2001 Consent Decree.
Resource Conservation and Recovery Act (“RCRA”)
The RCRA affects mining operations by establishing requirements for the treatment, storage, and disposal of hazardous wastes. The RCRA monitors a group of eight heavy metals, including silver, and the EPA allows for only certain concentrations of each metal in waste. The EPA sets a limit of 5 ppm for silver waste. If the degree of silver concentrations exceeds the allowable limit, the waste must be treated as hazardous. Failure to properly handle, transport, store or dispose of hazardous waste or otherwise conduct our operations in compliance with environmental laws regarding hazardous waste could expose us to liability for governmental penalties, cleanup costs and civil or criminal liability associated with releases of such materials into the environment, damages to property, natural resources and other damages, as well as potentially impair our ability to conduct our operations.
The Clean Water Act (“CWA”)
The CWA and analogous state laws prohibit unpermitted discharges, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into state waters or to “waters of the United States.” The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by the Army Corps of Engineers pursuant to an appropriately issued permit. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities. In January 2020, the EPA and U.S. Army Corps of Engineers issued a final rule that attempts to clarify the CWA’s definition of waters of the United States, referred to as the Navigable Waters Protection Rule. The Navigable Waters Protection Rule replaces a rule issued in June 2015 by the previous presidential administration, the Clean Water Rule. The Clean Water Rule, which was formally repealed in December 2019, was the subject of extensive legal challenges, injunctions and administrative action. The Navigable Waters Protection Rule is designed to fulfill a February 2017 executive order calling on the EPA and the U.S. Army Corps of Engineers to develop a rule consistent with Justice Antonin Scalia’s plurality opinion in the 2006 Supreme Court decision, Rapanos v. United States, that CWA jurisdiction attaches only to “navigable waters” and other waters with a relatively permanent flow, such as rivers or lakes. The Navigable Waters Protection Rule narrows the jurisdiction of the CWA relative to the Clean Water Rule by, among other things, excluding from the scope of the definition of “waters of the United States” certain ephemeral streams and wetlands not adjacent to jurisdictional water bodies. The Navigable Water Protection Rule is likely to be the subject of legal challenges and its ultimate impact on our operations is uncertain.

Safe Drinking Water Act of 1974 (“SDWA”)
The SDWA is the federal law that protects public drinking water supplies throughout the United States. Under the SDWA, the EPA sets standards for drinking water quality and implements technical and financial programs to ensure drinking water safety. The SDWA can impact mining operations in the United States to the extent that such operations could impact drinking water supplies.
National Historic Preservation Act of 1966 (“NHPA”)
The NHPA governs the preservation of historical properties throughout the United States. The NHPA could create an additional level of scrutiny on a mining operation, particularly during the permitting process, to the extent that a mining operation could come within the scope of a historical site.
Endangered Species Act of 1973 (“ESA”)
The ESA governs the protection of endangered species in the United States and requires the U.S. Fish and Wildlife Service to formally review any federally authorized, funded or administered action that could negatively affect endangered or threatened species. The Fish and Wildlife Service studies projects for possible effects to endangered species and then can recommend alternatives or mitigation measures. Regulators require mining companies to hire a government-approved contractor to conduct surveys for potential endangered species, and the surveys require approval from state and federal biologists who provide guidance on how to minimize mines’ potential effects on endangered species. Certain endangered species are more typically at issue under the ESA with respect to mining. Changes in listings or requirements under these regulations could have a material adverse effect on our costs or our ability to mine some of our properties in accordance with our current mining plans.
Facilities
We own and lease land at the Sunshine Mine Core Area, the Coeur d’Alene Mining District and the Lakeview Mining District.
Employees
As of March 31, 2026, we had 95 full-time employees in the United States and Canada. None of our employees is a party to a collective bargaining agreement, and we believe that our employee relations are good. We plan to continue to hire employees as our operations expand.
Legal Proceedings
From time to time, we and our affiliates may become subject to various legal proceedings that are incidental to the ordinary conduct of our business. This may include disputes over the allocation of environmental remediation obligations at the Bunker Hill Superfund Site and other sites that may involve us or our affiliates. In addition, we may be held responsible for the costs of addressing contamination at the site of current or former activities or at third-party sites or be held liable to third parties for exposure to hazardous substances should those be identified in the future. For further discussion of our environmental obligations, see “—Environmental—Hazardous Substances and Waste Management” above. We have no pending or threatened litigation that, individually or in the aggregate, is material to our consolidated financial condition, cash flows or results of operations. Although we cannot accurately predict the amount of any liability that may ultimately arise with respect to any of these matters, we make a provision for potential liabilities when we deem them probable and reasonably estimable. These provisions are based on current information and legal advice and may be adjusted from time to time according to developments. See note 16 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our assessment of contingencies related to legal matters.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of April 30, 2026:

Name	Age	Position
Heather White	53	Director and Chief Executive Officer
André van Niekerk	49	Chief Financial Officer
Michelle Shepston	51	General Counsel and Secretary
Thomas S. Kaplan	63	Chairman of the Board of Directors
Nathan Ebeling	52	Director
Anna El-Erian	60	Director
Ali Reza Erfan	60	Director
Douglas Groh	70	Director
Daniel Muñiz Quintanilla	52	Director
Lawrence Radford	65	Director
Paul H. Zink	71	Director

Biographical Information
Heather White has served as our Chief Executive Officer since February 2024 after joining us as our Chief Operating Officer in January 2021 and as a member of our Board of Directors since January 2026. Prior to joining us, Ms. White served as senior vice president and chief operating officer of Nickel Creek Platinum from August 2017 to January 2021. Ms. White has served as president of White Mining Consulting Inc. since January 2013. Prior to that, Ms. White served as vice president of mining at NOVAGOLD Resources Inc. from April 2011 to January 2013, and in senior management roles at Vale S.A. from February 2007 to March 2011 and Inco Ltd. and PT Inco from July 1995 to February 2007. Ms. White previously served as a director of Sinda Ltd. from January 2022 to January 2026 and as a director of Victoria Gold Corp. from June 2016 to June 2018. Ms. White holds a bachelor of engineering from Queen’s University. Ms. White was selected to serve on our Board of Directors because of her experience as a seasoned mining engineer, developer, operator and executive.
André van Niekerk has served as our Chief Financial Officer since March 2025. He is the owner and president of 1520955 BC Ltd. and has served on the board of directors of NexMetals Mining Corp. since April 2025. Mr. van Niekerk also served as chief financial officer of Sinda Ltd. from March 2025 to January 2026. Prior to joining us, Mr. van Niekerk served as chief financial officer of Gatos Silver from June 2022 to January 2025. During his tenure, he was a key member of the leadership team responsible for executing the strategy that restored investor confidence and culminated in the acquisition of Gatos Silver by First Majestic Silver Corp. Prior to working at Gatos Silver, Mr. van Niekerk served as chief financial officer of Nevada Copper Corp. from July 2020 to May 2022. Previously, Mr. van Niekerk served as executive vice president and chief financial officer at Golden Star Resources Ltd., where he advanced through key strategic, operational and financial roles over his 14-year tenure. Mr. van Niekerk began his career at KPMG in South Africa and Denver in various advisory and audit roles. He holds bachelor’s degrees in accounting from both the University of South Africa and University of Pretoria. Mr. van Niekerk is a Certified Public Accountant.
Michelle Shepston has served as our General Counsel and Secretary since December 2025. Prior to joining us, Ms. Shepston served as executive vice president, general counsel and secretary of Hoonigan from March 2025 to December 2025. From August 2016 to March 2025, she served as executive vice president, chief legal officer and secretary of DMC Global Inc., a diversified industrial manufacturing company. During her tenure at DMC Global Inc., she oversaw its legal, compliance and risk functions. Prior to joining DMC Global Inc., Ms. Shepston was a partner and practiced with the Corporate Finance and Acquisitions Group at Davis Graham & Stubbs LLP, where she focused primarily on the mining and natural resource industries. Ms. Shepston brings to us expertise in corporate and securities law, mergers and acquisitions, equity and debt transactions, compliance and corporate governance. She has advised public and private company boards on issues of fiduciary duty, risk management and oversight. Ms. Shepston earned a juris doctor from the University of Denver College of Law and a bachelor of science from the University of Illinois.
Dr. Thomas S. Kaplan has served as the Chairman of our Board of Directors since October 2020. Dr. Kaplan also has served as chairman, chief investment officer and chief executive officer of Electrum since January 2018 and served as chairman and chief investment officer of Electrum from March 2011 to January 2018. Dr. Kaplan also serves as chairman of the board of directors of  NOVAGOLD Resources Inc. and as a member of the board of directors of Sinda Ltd. Dr. Kaplan previously served as chairman of Leor Exploration & Production LLC (“Leor Energy”), a natural gas exploration and development company, which he founded in 2003 and sold in 2007 to EnCana Oil & Gas USA Inc., a subsidiary of EnCana Corporation. Dr. Kaplan holds bachelor’s, master’s and doctoral degrees in History from Oxford University. Dr. Kaplan is an entrepreneur and investor with a track record of both creating and unlocking shareholder value in public and private companies and was selected to serve on our Board of Directors because of his experience as a developer of and investor in mining companies as well as oil and gas companies.
Nathan Ebeling has served as a member of our Board of Directors since January 2026. Mr. Ebeling has served as a partner of Ospraie Management, LLC (“Ospraie Management”) since 2006. At Ospraie Management, Mr. Ebeling has served in various positions, including as head of research and trading and as co-portfolio manager of Ospraie Real Return and Ospraie Real Return Enhanced Fund and as head of the Real Assets Strategy. In 2015, Mr. Ebeling led Ospraie’s formation of Pandion Mine Finance, LP and served on its investment committee and board of directors. Additionally Mr. Ebeling co-led Ospraie’s investment in Five Rivers Cattle Feeding and serves as head of its compensation committee. Mr. Ebeling also served on the board of directors of Virtus Industries Inc. Prior to joining Ospraie in 2005, Mr. Ebeling was a vice president in the J. Aron Commodities Group at Goldman Sachs from June 2000 to May 2005. Mr. Ebeling was first a field artillery officer and was later promoted to captain in the U.S. Army while stationed at Fort Lewis, Washington from 1996 to 2000. Mr. Ebeling holds a bachelor of business administration from the University of Notre Dame. Mr. Ebeling was nominated as a director by Ospraie pursuant to the Note Conversion and Cancellation Agreement, and was selected to serve on our Board of Directors because of his experience building businesses across the metals sector.
Anna El-Erian has served as a member of our Board of Directors since January 2026. Ms. El-Erian currently serves as the chair of the board of directors of Gabriel Resources Ltd. and has been a member of the board of directors of Gabriel Resources Ltd. since January 2021 and a member of the board of directors of Altius Minerals Corp. since May 2015. She previously served as a member of the board of directors of Altius Renewable Royalties Corp. from December 2020 to December 2024, Sabina Gold & Silver Corp. from March 2016 to April 2023 and Entrée Resources from June 2015 to June 2022 and chair of the board of directors of Eco Oro Minerals Corp. from June 2011 to January 2021. Previously, Ms. El-Erian was a director and chief executive officer of Surgical Spaces Inc. from 2005 to 2011. She began her career in corporate law with Webber Wentzel Attorneys in 1990 before joining Investec Merchant Bank Limited in 1992. Ms. El-Erian holds a bachelor of laws from the University of the Witwatersrand in Johannesburg, South Africa. Ms. El-Erian was selected to serve on our Board of Directors because of her extensive experience in capital markets and securities as an investment banker, with a specialty in mergers and acquisitions.
Ali Reza Erfan has served as a member of our Board of Directors since October 2020. Mr. Erfan serves as vice chairman of Electrum, which he joined in 2007. Mr. Erfan is also a member of the board of directors of  NOVAGOLD Resources Inc., Gabriel Resources Ltd., Sinda Ltd., Ajami Associates Limited, NetZeroAg Ltd and IBH Ltd. Previously, he served on the board of directors of Gatos Silver from October 2020 to January 2025, and as a founding board member of Leor Energy from 2003 until it was sold in 2007 to EnCana Oil & Gas USA Inc. Prior to joining Electrum, Mr. Erfan was a senior partner at 3i Group plc’s London headquarters. Mr. Erfan graduated from the University of Oxford with bachelor’s and master’s degrees in politics, philosophy and economics (PPE). He holds an MBA from the London Business School. He is also a fellow of the Kauffman Institute of Venture Capital. Mr. Erfan was selected to serve on our Board of Directors because of his extensive experience in strategy, finance and our industry.
Douglas Groh has served as a member of our Board of Directors since July 2024. Mr. Groh served as a precious metals equity portfolio manager at Sprott Asset Management from 2020 to 2024, and prior to Sprott’s acquisition of the Tocqueville Gold Fund, as a fund manager at Tocqueville Asset Management since 2003. Prior to that, Mr. Groh was director of investment research at Grove Capital from 2001 to 2003 and from 1990 to 2001 held investment research and banking positions at J.P. Morgan, Merrill Lynch and ING Bank. Mr. Groh began his career as a mining and precious metals analyst in 1985 at U.S. Global Investors. Mr. Groh currently serves on the board of directors of Sinda Ltd. Mr. Groh holds a master’s degree from The University of Texas at Austin in Mineral Economics and a bachelor’s degree from the University of Wisconsin – Madison in Geology. Mr. Groh was selected to serve on our Board of Directors because of his experience in mining finance, portfolio management, investment banking, and buy-side and sell-side credit and equity analysis.
Daniel Muñiz Quintanilla has served as a member of our Board of Directors since May 2021. Mr. Muñiz Quintanilla serves as a member of the board of directors of First Majestic Silver Corp., NOVAGOLD Resources, Inc. and Brookfield Infrastructure Partners L.P. Mr. Muñiz Quintanilla is also a founding partner of Axkan Capital Partners S.L., and serves as a director and executive chairman of Sinda Ltd. Mr. Muñiz Quintanilla served as the managing director and executive vice chair of Americas Mining (the holding company of the mining division of Grupo México, S.A.B. de C.V. (“Grupo México”)) from 2014 to 2018, as chief executive officer of Industrial Minera Mexico (the underground mining division of Grupo México) from 2010 to 2014, and as chief financial officer of Grupo Mexico from 2007 to 2014. Mr. Muñiz Quintanilla served as a director of Tharsis Mining S.L. from June 2022 until November 2025, as a director of Gatos Silver from April 2021 until it was acquired by First Majestic Silver Corp. in January 2025, and as a director of Hudbay Minerals Inc. from July 2019 until May 2024. He holds a law degree from Universidad Iberoamericana, in Mexico City, a master’s degree in law from Georgetown University in Washington, D.C. and a master’s degree in business administration from Instituto de Empresa in Madrid, Spain. Mr. Muñiz Quintanilla was selected to serve on our Board of Directors because of his experience as an executive and director of various mining and infrastructure firms across the gold, silver, and copper sectors, as well as his expertise in the areas of capital markets, mergers and acquisitions, finance and corporate leadership.
Lawrence Radford has served as a member of our Board of Directors since January 2026. Most recently, Mr. Radford served as a director and as president and chief executive officer of Argonaut Gold Inc. from March 2022 to February 2023. Previously, Mr. Radford served as chief operating officer of Gold Standard Ventures Corp., where he led development of the South Railroad Project in Nevada from January 2021 to March 2022, and in various executive roles at Hecla beginning in 2011, where he managed an operating portfolio of underground mines, including the Lucky Friday mine in Idaho, the Greens Creek mine in Alaska, the Casa Berardi mine in Quebec, Canada and the San Sebastian mine in Durango, Mexico, ultimately serving as senior vice president and chief operating officer from May 2018 to December 2019. Prior to his role at Hecla, Mr. Radford held roles of increasing responsibility with Kinross Gold Corporation from 2007 to 2011 and with Barrick Gold Corporation from 1989 to 2007. He is currently a director of Revival Gold Inc. He holds a bachelor of science in mining engineering from the University of Idaho and a master of business administration from the University of Alaska Fairbanks. He is a member of the Society of Mining, Metallurgy, and Exploration and is a registered Professional Engineer in Idaho. Mr. Radford was selected to serve on our Board of Directors because of his experience as an executive and director of various mining companies.
Paul H. Zink has served as a member of our Board of Directors since January 2026. Mr. Zink has served as principal of Mining Financial Consulting LLC since May 2016 and has taught as a professor of practice at the Colorado School of Mines since January 2019. He previously served as chief financial officer of Pure Energy Minerals Ltd. from June 2017 to October 2018 and in various roles, including senior vice president and chief financial officer, at Rare Element Resources Ltd. from December 2013 to March 2016. Early in his career, Mr. Zink held positions at Koch Industries, Pegasus Gold and J.P. Morgan & Co. Mr. Zink served as a director of American Rare Earths Ltd. from August 2023 to June 2024, and has also served on the board of directors of and chaired audit committees for three junior mining firms in the western United States. He holds a bachelor’s degree in economics and international relations from Lehigh University. Mr. Zink was selected to serve on our Board of Directors because of his experience in finance and the mining industry.
Board Composition
Our Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that our Board of Directors shall consist of not less than three directors and not more than twelve directors, and the number of directors may be changed only by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. Upon the completion of this offering, we will have nine directors.
Our Board of Directors will consist of a single class of directors and directors will serve until a successor is duly elected and qualified or until a director’s earlier death, removal or resignation (other than directors that may be elected by holders of our preferred shares, if any). Electrum and Ospraie will have certain director nomination rights pursuant to the Stockholders’ Agreements. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreements.”
We have determined that each of Nathan Ebeling, Anna El-Erian, Douglas Groh, Lawrence Radford and Paul H. Zink is an independent director within the meaning of the applicable rules of the SEC and the NYSE and that each of Paul H. Zink, Nathan Ebeling and Anna El-Erian is also an independent director under Rule 10A-3 under the Exchange Act for the purpose of Audit Committee membership. In addition, our Board of Directors has determined that Paul H. Zink is a financial expert within the meaning of the applicable rules of the SEC and the NYSE.
Controlled Company Status
Upon completion of this offering, Electrum will beneficially own approximately    % of our outstanding common stock (or approximately    % if the underwriters exercise their option to purchase additional shares of our common stock from us in full). As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE and, therefore, will qualify for exemptions from certain corporate governance requirements of the NYSE. Accordingly, we will not be required to have a majority of “independent directors” on our Board of Directors as defined under the rules of the NYSE and we will not be required to have a compensation committee composed entirely of independent directors or a nominating and corporate governance committee composed entirely of independent directors. We intend to take advantage of this exemption with respect to our Compensation Committee, and we currently expect that our Compensation Committee will not meet the director independence requirements under the NYSE corporate governance requirements applicable to a company that is not a “controlled company.”
The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the applicable requirements of the Exchange Act and the NYSE, which require that the Audit Committee be composed of (1) at least one independent director upon the listing of our common stock on the NYSE, (2) a majority of independent directors within 90 days of such listing and (3) exclusively independent directors within one year of such listing. See “—Board Committees.”
At the time when Electrum no longer owns a majority of the voting power of our outstanding common stock, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of the NYSE. In the event that we cease to be a “controlled company,” to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of the NYSE within the applicable transition periods specified in the rules of the NYSE.
Board Committees
The Audit Committee will consist of Paul H. Zink (chair), Nathan Ebeling and Anna El-Erian, and will be comprised entirely of independent directors. The Audit Committee will operate pursuant to a charter approved by our Board of Directors. The Audit Committee will approve the engagement of our independent public auditor and the scope of the audit to be undertaken by such auditor. In connection with our Annual Report on Form 10-K, the Audit Committee shall also review with management and the independent auditor the financial information to be included therein. In addition, the Audit Committee will review all proposed related party transactions for the purpose of recommending to the disinterested members of our Board of Directors that the transaction is fair, reasonable and within Company policy, and should be ratified and approved. The Audit Committee will also approve (or, as permitted, pre-approve) all audit and non-audit services to be performed by the independent registered public accounting firm.
The Compensation Committee will consist of Douglas Groh (chair), Daniel Muñiz Quintanilla and Ali Reza Erfan. Douglas Groh is an independent director. The Compensation Committee will operate pursuant to a charter approved by our Board of Directors. The Compensation Committee will make recommendations to and advise the Board of Directors with respect to the compensation of directors and executive officers. The Compensation Committee will also make recommendations to our Board of Directors regarding the establishment and terms of our employee equity-based incentive plans and will administer such plans.
The Nominating and Governance Committee will consist of Anna El-Erian (chair), Lawrence Radford and Nathan Ebeling. The Nominating and Governance Committee will operate pursuant to a charter approved by our Board of Directors. The Nominating and Governance Committee will identify and nominate members for election to our Board of Directors and develop and recommend to our Board of Directors corporate governance principles applicable to us. The Nominating and Governance Committee will also oversee the annual evaluation of our Board of Directors’ performance.
The Technical, Safety and Sustainability Committee will consist of Lawrence Radford (chair), Paul H. Zink and Douglas Groh. The Technical, Safety and Sustainability Committee will operate pursuant to a charter approved by our Board of Directors. The Technical, Safety and Sustainability Committee will be responsible for the review of our technical, environmental, health and safety performance, and reporting of Mineral Resources and Mineral Reserves.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

Insider Trading Policy
Prior to the completion of this offering, our Board of Directors will adopt an insider trading policy that will, subject to certain exceptions, prohibit our employees, directors and officers from trading in our securities while in possession of material nonpublic information.
Code of Business Conduct and Ethics
Prior to the completion of this offering, our Board of Directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance requirements of the NYSE. Any waiver of this code for the benefit of an employee may be granted only by our Chief Executive Officer or Chief Financial Officer. Any waiver of this code for the benefit of any of our directors or our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, may be granted only by the Nominating and Governance Committee. All waivers granted to our directors or our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance requirements of the NYSE. Our Corporate Governance Guidelines require our directors to act as fiduciaries of the Company, to disclose conflicts of interest to the other members of our Board of Directors and to abstain from taking any action in any matter in which the director has a conflict of interest.
Penalties or Sanctions
None of our directors or executive officers, and to the best of our knowledge, no stockholder holding a sufficient number of securities to materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Individual Bankruptcies
None of our directors or executive officers, and to the best of our knowledge, no stockholder holding a sufficient number of securities to materially affect the control of the Company, has, within the 10 years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.
Corporate Cease Trade Orders and Bankruptcies
None of our directors or executive officers, and to the best of our knowledge, no stockholder holding a sufficient number of securities to materially affect the control of the Company is, as at the date of this prospectus, or has been within the 10 years before the date of this prospectus: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

EXECUTIVE AND DIRECTOR COMPENSATION
Our named executive officers (“NEOs”) for the fiscal year ended December 31, 2025, which consist of the individuals who served as our “principal executive officer” during the fiscal year ended December 31, 2025 and our two other most highly compensated executive officers who were serving as executive officers during the fiscal year ended December 31, 2025, are as follows:
•	Heather White, Chief Executive Officer
•	André van Niekerk, Chief Financial Officer
•	Michelle Shepston, General Counsel
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an emerging growth company, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
Summary Compensation Table for 2025
The following table sets forth information concerning the compensation paid to our NEOs during the fiscal year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Stock Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Heather White(4) Chief Executive Officer	2025	288,750	180,000	—	3,774,540	—	—	4,243,290
André van Niekerk(5) Chief Financial Officer	2025	138,306	—	—	3,431,400	—	84,041	3,653,747
Michelle Shepston(6) General Counsel	2025	13,125	—	—	1,665,300	—	—	1,678,425

(1)	For Ms. White and Mr. van Niekerk, the amounts in this column represent the total monthly consulting fees paid to each NEO for 2025.
(2)
The amounts reported in this column represent the aggregate grant-date fair value of stock option awards granted during the year ended December 31, 2025, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”). The assumptions used in calculating the grant date fair value of the stock options are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This calculation does not give effect to any estimate of forfeitures related to service-based vesting and assumes that the NEOs will perform the requisite service for the award to vest in full.

(3)	The amount in this column represents Mr. van Niekerk’s 2025 annual consulting fee pursuant to the van Niekerk Consulting Agreement (as defined below).
(4)	Ms. White served as our Chief Executive Officer during 2025. Ms. White was awarded a bonus of $180,000 in recognition of her performance for 2025.
(5)	Mr. van Niekerk became our Chief Financial Officer on March 17, 2025.
(6)	Ms. Shepston commenced employment as our General Counsel on December 15, 2025.
Executive Arrangements
The following is a summary of the material terms of the agreements entered into with our NEOs. The following summary of the agreements with our NEOs does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of such agreements attached to this prospectus.
Arrangements with Chief Executive Officer
Ms. White receives regular compensation under a consulting services agreement between the Company and White Mining Consulting Inc., an entity controlled by Ms. White, which was initially entered into on April 1, 2021 and amended as of May 1, 2024, January 1, 2025, July 1, 2025, January 1, 2026, and was further was amended and restated on May 10, 2026 (the “White Consulting Agreement”). Pursuant to the White Consulting Agreement, effective as of

May 10, 2026, Ms. White receives an annual consulting fee of $850,000 and an additional monthly fee of $5,313 per month (in each case, pro-rated for partial months of services). Ms. White is also eligible to receive an annual target bonus fee equal to 100% of her annual consulting fee (with the 2026 annual target bonus fee calculated with reference to her total base fee paid during the 2026 calendar year) and, beginning in fiscal year 2027, she will be eligible to receive annual equity incentive awards at a level commensurate with her services under the White Consulting Agreement and the White Executive Agreement (as described below).
On May 10, 2026, we entered into an executive agreement with Ms. White (the “White Executive Agreement”). Pursuant to the White Executive Agreement, Ms. White will not receive any regular compensation other than the compensation set forth in the White Consulting Agreement (as described above). However, if, at any time other than during the six-month period immediately prior to (or otherwise in connection with or in anticipation of) a change of control or during the 24-month period immediately following a change of control (the “CIC Protective Period”), Ms. White’s services are terminated by the Company without cause or she resigns for good reason (each as defined in the White Executive Agreement), Ms. White will be entitled to the following: (i) lump sum cash severance payment equal to 2.0 times her annual base consulting fee and annual target bonus fee, (ii) lump sum cash payment equal to 18 months of her additional monthly fees, (iii) vesting of any then-outstanding and unvested time-based equity awards (or portions thereof) held by Ms. White that are scheduled to vest during the twelve (12)-month period immediately following her service termination date and (iv) treatment of any then-outstanding and unvested performance-based equity awards held by Ms. White in accordance with the applicable award agreement governing such awards. If, during the CIC Protective Period, Ms. White’s services are terminated by the Company without cause or she resigns for good reason, Ms. White will be entitled to the following: (i) lump sum cash severance payment equal to 2.0 times her annual base consulting fee and annual target bonus fee, (ii) pro-rated annual target bonus fee for the year in which her services are terminated, (iii) lump sum cash payment equal to 18 months of her additional monthly fees, (iv) full vesting of any then-outstanding and unvested time-based equity awards held by Ms. White and (v) treatment of any then-outstanding and unvested performance-based equity awards held by Ms. White in accordance with the applicable award agreement governing such awards. The White Executive Agreement also contains standard restrictive covenants, including confidentiality, non-disparagement, non-solicit and non-competition covenants.
Arrangements with Chief Financial Officer
Mr. van Niekerk receives regular compensation under a consulting services agreement between the Company and 1520955 B.C. LTD., an entity controlled by Mr. van Niekerk, which was initially entered into on March 17, 2025, as amended on February 1, 2026, and was further amended and restated on May 10, 2026 (the “van Niekerk Consulting Agreement”). Pursuant to van Niekerk Consulting Agreement, effective as of May 10, 2026, Mr. van Niekerk receives an annual consulting fee of $425,000 and an additional monthly fee of $4,646 per month (in each case, pro-rated for partial months of services). Mr. van Niekerk is also eligible to receive an annual target bonus fee equal to 75% of his annual consulting fee (with the 2026 annual target bonus fee calculated with reference to his total base fee paid during the 2026 calendar year) and, beginning in 2027, will be eligible to receive annual equity incentive awards at a level commensurate with his services under the van Niekerk Consulting Agreement and van Niekerk Executive Agreement (as described below).
On May 10, 2026, we entered into an executive agreement with Mr. van Niekerk (the “van Niekerk Executive Agreement”). Pursuant to the van Niekerk Executive Agreement, Mr. van Niekerk will not receive any regular compensation other than the compensation set forth in the van Niekerk Consulting Agreement. However, if, at any time other than during the CIC Protective Period, Mr. van Niekerk’s services are terminated by the Company without cause or he resigns for good reason (each as defined in the van Niekerk Executive Agreement), Mr. van Niekerk will be entitled to the following: (i) lump sum cash severance payment equal to 1.0 times his annual base consulting fee and annual target bonus fee, (ii) lump sum cash payment equal to 12 months of his additional monthly fees, (iii) vesting of any then-outstanding and unvested time-based equity awards (or portions thereof) held by Mr. van Niekerk that are scheduled to vest during the twelve (12)-month period immediately following his service termination date and (iv) treatment of any then-outstanding and unvested performance-based equity awards held by Mr. van Niekerk in accordance with the applicable award agreement governing such awards. If, during the CIC Protective Period, Mr. van Niekerk’s services are terminated by the Company without cause or he resigns for good reason, Mr. van Niekerk will be entitled to the following: (i) lump sum cash severance payment equal to 2.0 times his annual base consulting fee and annual target bonus fee, (ii) pro-rated annual target bonus fee for the year in which his services are terminated, (iii) lump sum cash payment equal to 18 months of his additional monthly fees, (iv) full vesting of any then-outstanding and unvested time-based equity awards held by Mr. van Niekerk and (v) treatment of any then-outstanding and unvested performance-based equity awards held by Mr. van Niekerk in accordance with the applicable award agreement governing such awards. The van Niekerk Executive Agreement also contains standard restrictive covenants, including confidentiality, non-disparagement, non-solicit and non-competition covenants.
Arrangements with General Counsel
Ms. Shepston entered into an offer letter with SOP, dated November 11, 2025, pursuant to which she commenced serving as the Company’s General Counsel and Corporate Secretary on December 15, 2025. Pursuant to Ms. Shepston’s offer letter, she receives an annual base salary of $315,000, is eligible to receive an annual target bonus equal to 40% of her base salary and is entitled to participate in the Company’s long-term incentive program and employee benefits plans. In connection with her commencement of employment, Ms. Shepston received a one-time award of 650,000 stock options at an exercise price of $4.00 per share. The stock options vest annually over three years starting on November 11, 2026.
On May 10, 2026, SOP entered into an employment agreement with Ms. Shepston (the “Shepston Employment Agreement”), which replaces her offer letter. Pursuant to the Shepston Employment Agreement, Ms. Shepston will receive an annual base salary of $425,000, is eligible to receive an annual target bonus equal to 75% of her base salary and is entitled to participate in the Company’s long-term incentive program and employee benefits plans. In addition, if, at any time other than during the CIC Protective Period, Ms. Shepston’s employment is terminated by the Company without cause or she resigns for good reason (each as defined in the Shepston Employment Agreement), Ms. Shepston will be entitled to the following: (i) lump sum cash severance payment equal to 1.0 times her base salary and target bonus, (ii) reimbursement for COBRA premiums for up to 12 months, (iii) vesting of any then-outstanding and unvested time-based equity awards (or portions thereof) held by Ms. Shepston that is scheduled to vest during the twelve (12)-month period immediately following her employment termination date and (iv) treatment of any then-outstanding and unvested performance-based equity awards held by Ms. Shepston in accordance with the applicable award agreement governing such awards. If, during the CIC Protective Period, Ms. Shepston’s employment is terminated by the Company without cause or she resigns for good reason, Ms. Shepston will be entitled to the following: (i) lump sum cash severance payment equal to 2.0 times her base salary and target bonus, (ii) pro-rated target annual bonus for the year in which her employment is terminated, (iii) reimbursement for COBRA premiums for up to 18 months, (iv) full vesting of any then-outstanding and unvested time-based equity awards held by Ms. Shepston and (v) treatment of any then-outstanding and unvested performance-based equity awards held by Ms. Shepston in accordance with the applicable award agreement governing such awards. The Shepston Employment Agreement also contains standard restrictive covenants, including confidentiality, non-disparagement, non-solicit and non-competition covenants.
Amended and Restated 2021 Long Term Incentive Plan
On May 28, 2021, we adopted the LTIP, which was amended and restated on July 14, 2025. In connection with this offering, on May 10, 2026, the Board approved a further amended and restated LTIP (the “Amended and Restated LTIP”), which will become effective upon the completion of this offering. The principal purposes of the Amended and Restated LTIP are to provide eligible participants with an additional incentive to use maximum efforts for the future success of the Company and its subsidiaries and to enhance the ability of the Company and its subsidiaries to attract, retain and motivate individuals upon whom the Company’s sustained growth and financial success depend by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company through receipt of rights to acquire an award. All employees of the Company or its subsidiaries and non-employee directors of the Company and consultants engaged by the Company or its subsidiaries who are natural persons who render certain bona fide services are eligible to participate in the Amended and Restated LTIP.
Authorized Shares
The maximum number of shares of common stock that may be issued under the Amended and Restated LTIP will be four percent (4%) of the shares of common stock of the Company outstanding after giving effect to this offering (plus the number of shares available for issuance under the current reserve of the LTIP after giving effect to this offering and the number of shares subject to outstanding awards at the time of the completion of this offering), subject to adjustment upon certain changes in the Company’s capitalization and annual increase on the first day of each calendar year during the term of the Amended and Restated LTIP, beginning on and including January 1, 2027, and ending on and including January 1, 2036, equal to the lesser of 2% of the aggregate number of shares of common stock issued and outstanding on December 31 of the immediately preceding calendar year and such smaller number of shares of common stock as determined by the administrator (the “New LTIP Share Reserve”). Shares of common stock issued under the Amended and Restated LTIP will consist of authorized and unissued or reacquired shares of common stock, including shares of common stock repurchased by the Company.
If an award under the Amended and Restated LTIP expires or otherwise terminates without having been exercised in full for any reason, or if all or any portion of the shares of common stock subject to an award is forfeited for any reason, the shares subject to such unexercised or forfeited award will revert to the Amended and Restated LTIP, and may again become available to be granted under the Amended and Restated LTIP. Any shares of common stock that are exchanged by a participant or withheld by the Company as full or partial payment in connection with the exercise of any option or stock appreciation right under the plan or the payment of any purchase price with respect to any other award under the plan, as well as any shares of common stock exchanged by a participant or withheld by the Company to satisfy the tax withholding obligations related to any award under the plan, will again be available for subsequent awards under the plan.
As of May 10, 2026, 3,327,948 shares of common stock remained available for issuance of new awards under the LTIP.
Plan Administration
Our Board of Directors or a committee or committees delegated by our Board of Directors (the “administrator”) may administer the Amended and Restated LTIP. If at any time the Company has a class of equity securities registered under Section 12 of the Exchange Act, the Amended and Restated LTIP will then be administered only by our Board of Directors or a committee which consists of two or more individuals, each of whom qualifies as an independent, non-employee director in accordance with Rule 16b-3 under the Exchange Act. The administrator may also delegate, in writing, to an authorized officer authority to execute on behalf of the Company any award agreement or delegate its authority to officers or employees of the Company or a subsidiary, or engage a third party administrator to carry out administrative functions under the Amended and Restated LTIP, each to the extent permitted by applicable law and may be revoked or modified at any time.
Subject to the provisions of the Amended and Restated LTIP, the administrator has the authority to determine from time to time the eligible recipients, timing, types and provisions of each award granted under the Amended and Restated LTIP. The administrator may construe and interpret the Amended and Restated LTIP and awards granted thereunder and to establish, amend and revoke rules and regulations for its administration. The administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Amended and Restated LTIP or in any award agreement in a manner and to the extent it deems necessary or expedient to make the Amended and Restated LTIP fully effective. The administrator may also exercise other powers and perform such acts as it deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Amended and Restated LTIP or any awards granted thereunder. All decisions by the administrator are made in the administrator’s sole discretion and are final and binding and conclusive on all persons having or claiming any rights from or through a participant in the Amended and Restated LTIP or in any award.
Types of Awards
The Amended and Restated LTIP provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights (“SARs”), performance awards, deferred stock units and cash awards to eligible participants. No awards will be granted under the Amended and Restated LTIP following the tenth anniversary of the Effective Date. As of May 10, 2026, there were stock options to purchase 8,323,000 shares of common stock outstanding under the LTIP and no awards have been promised or approved contingent on the effectiveness of the Amended and Restated LTIP or the completion of this offering (other than the non-employee director awards discussed below in the section entitled “—Director Compensation”).
Non-Employee Director Limitation
Pursuant to the Amended and Restated LTIP, no participant who is a non-employee director will be granted awards in respect to services as a non-employee director on our Board of Directors during any calendar year that, when aggregated with such non-employee director’s cash fees for services on our Board of Directors with respect to such calendar year, exceed $675,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for the Company’s financial reporting purposes). The administrator may make exceptions to increase such limit to $1,000,000 for an individual non-employee director in the non-employee director’s first year of service or in any year during which the non-employee director serves in a position of board leadership (e.g., as the non-executive chair or lead independent director of our Board of Directors), as the administrator may determine in its sole discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation involving such non-employee director.
Change of Control
The Amended and Restated LTIP provides that, unless otherwise provided in an award agreement, upon the consummation of a change of control where an outstanding award is not assumed or substituted in connection with such change in control: (i) any unvested or unexercisable portion of any award carrying a right to exercise will become fully vested and exercisable, and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award will lapse and such awards will be deemed fully vested, and any performance conditions imposed with respect to such awards will be deemed to be achieved at the greater of target and actual performance levels as of the date of the change of control. In the event that a change of control occurs and an award is assumed or substituted in connection therewith, such award shall remain outstanding and shall continue to vest following such change of control in accordance with its terms, subject to adjustment in accordance with the Amended and Restated LTIP. For purposes of the Amended and Restated LTIP, an outstanding award will be considered to be assumed or substituted for if, following the change of control, the award remains subject to the same terms and conditions that were applicable to the award immediately prior to the change of control except that, if the award related to shares of common stock, the award may instead confer the right to receive common equity of the acquiring entity (or cash or such other security or entity as may be determined by the administrator, in its sole discretion).
Certain Adjustments
In the event of any subdivision or consolidation of outstanding shares of common stock, declaration of a dividend payable in shares of common stock or other stock split, the administrator will proportionately adjust, as appropriate to reflect such transaction, each of (i) the shares of common stock reserved under the Amended and Restated LTIP and the number of shares of common stock available for issuance as incentive stock options, (ii) the number of shares of common stock covered by outstanding awards, (iii) the exercise price or other price in respect of such awards, (iv) the appropriate fair market value and other price determinations for such awards, (v) any limitations within the Amended and Restated LTIP and (vi) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance periods, performance targets or criteria with respect thereto). In the event of any other recapitalization, capital reorganization, consolidation or merger, adoption by the Company of any plan of exchange affecting the shares of common stock or any distribution to holders of shares of securities or property (other than normal cash dividends or dividends payable in shares of common stock), the administrator will also make appropriate and necessary adjustments to the above to maintain the proportionate interest of the holders of the awards and preserve, without exceeding, the value of such awards.
In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation (including a change in control), the administrator may make adjustments to (i) provide for the assumption, substitution or other arrangement (which, if applicable, may be exercisable for such property or stock as the administrator determines) for an award (regardless of whether in a transaction to which Code Section 424(a) applies), (ii) provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the award and, if the transaction is a cash merger, provide for the termination of any portion of the then unexercised award, (iii) provide for the acceleration of the vesting and exercisability of an award and the cancellation thereof in exchange for such payment as the administrator, in its sole discretion, determines is a reasonable approximation of the value thereof, (iv) cancel any awards and direct the Company to deliver to the participants cash in an amount that the administrator determines in its sole discretion is equal to the fair market value of such awards as of the date of such event, or (v) cancel stock options or SARs and give the participants who are the holders of such awards notice and opportunity to exercise prior to such cancellation.
Pursuant to the Amended and Restated LTIP, the administrator may, without obtaining the approval of the Company’s stockholders, (i) amend the terms of outstanding options or SARs to reduce the exercise price of such options or SARs, (ii) cancel outstanding options or SARs in exchange for options or SARs with an exercise price that is less than the exercise price of the original options or SARs or (iii) cancel outstanding options or SARs with an exercise price that is above the current per share stock price, in exchange for cash, property or other securities.

Recoupment for Misconduct or Restatement
Our Board of Directors may recoup all or a portion of any award made to any participant under the Amended and Restated LTIP in the event of misconduct by the participant which results in material harm to the Company or if any of the Company’s financial statements are restated as a result of errors, omissions, or fraud, to the extent such participant benefited from such misconduct, error, omissions, or fraud. Our Board of Directors may (i) seek repayment from the participant, (ii) reduce the amount payable under any compensatory plan, program or arrangement maintained by the Company or a subsidiary, (iii) withhold payment of future compensation increases (including discretionary bonus amounts) or compensatory awards, in order to comply with such clawback policy or applicable law or (iv) any combination of the foregoing. In addition, any award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to or in connection with any such law, government regulation or stock exchange listing requirement).
Amendment; Termination
Our Board of Directors may amend, suspend or terminate the Amended and Restated LTIP, provided that (i) no amendment or termination may be made that would adversely affect any outstanding awards without the written consent of the affected participants, and (ii) no amendment or termination that requires stockholder approval in order for the Amended and Restated LTIP to continue to comply with Section 422 of the Code, Section 409A of the Code (including any successors to such Sections, or other applicable law) or any applicable requirements of any stock exchange or national market system on which the Company’s shares of common stock are then listed, will be effective unless such amendment or termination is approved by the requisite vote of the Company’s stockholders entitled to vote on the amendment or termination.
Subject to the provisions of the Amended and Restated LTIP, the administrator will have the right to amend any applicable award agreements issued to a participant, subject to the participant’s consent if such amendment is not favorable to the participant, provided that the consent of the participant will not be required for any amendment to the change of control and/or adjustment provisions under the Amended and Restated LTIP.
Outstanding Equity Awards at Fiscal Year-End
The following table shows all outstanding equity awards held by each of our NEOs as of December 31, 2025.

	Stock Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Stock Options (#) Exercisable	Number of Securities Underlying Unexercised Stock Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Shares, Units or Other Rights That Have Not Vested ($)
Heather White(1)	—	1,463,000	$4.00	July 15, 2035	—	—	—	—
André van Niekerk(2)	—	1,330,000	$4.00	July 15, 2035	—	—	—	—
Michelle Shepston(3)	—	650,000	$4.00	December 15, 2035	—	—	—	—

(1)	Includes a grant of stock options on July 15, 2025. The stock options vest one-third annually starting on July 15, 2026.
(2)	Includes a grant of stock options on July 15, 2025. The stock options vest one-third annually starting on March 17, 2026.
(3)	Includes a grant of stock options on December 15, 2025. The stock options vest one-third annually starting on November 11, 2026.

Director Compensation
The following table sets forth information concerning the compensation paid to our non-employee directors during the fiscal year ended December 31, 2025.

Name and Principal Position	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Stock Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas S. Kaplan	—	—	—	—	—	—	—
Daniel Muñiz Quintanilla	—	—	193,393(2)	—	—	500,000(3)	693,393
Ali Reza Erfan	—	—	—	—	—	—	—
Douglas Groh	—	—	645,000(4)	—	—	—	645,000
Peter Cheesbrough	—	—	—	—	—	—	—
Jeb Burns(5)	—	—	—	—	—	—	—

(1)
The amounts reported in this column represent the aggregate grant-date fair value of stock option awards granted and modified during the year, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This calculation does not give effect to any estimate of forfeitures related to service-based vesting and assumes that the director will perform the requisite service for the award to vest in full. Our non-employee directors held the following number of stock options as of December 31, 2025: Mr. Kaplan (0); Mr. Muñiz Quintanilla (1,000,000); Mr. Erfan (0); Mr. Groh (250,000); Mr. Cheesbrough (0) and Mr. Burns (0).

(2)
Represents the incremental fair value of an award modification. On July 15, 2025, the Board of Directors approved a modification of the exercise price of 500,000 options previously granted in 2021 to Mr. Muñiz Quintanilla. The original exercise price of $6.09 per share was modified to $4.00 per share. The grant continues to vest under the original vesting schedule of one-sixtieth of the grant per month. The final month of vesting is May 2026.

(3)
Represents compensation under a strategic advisory services agreement with Mr. Muñiz Quintanilla entered into on May 28, 2021, and amended on October 24, 2022. Compensation under the arrangement was $500,000 per year. The agreement was terminated effective as of December 31, 2025.

(4)
Includes a grant of stock options with respect to 250,000 shares of common stock with a per share price of $4.00. The award was granted on July 15, 2025. The stock options vest one-third annually beginning on the first anniversary of the grant date. The stock options expire on July 15, 2035.

(5)
During 2025, independent directors were each granted stock options exercisable for 250,000 shares of common stock at an exercise price of $4.00 per share. With respect to Mr. Burns, due to internal policies of Ospraie, the 250,000 options that would have been issued to Mr. Burns were issued to Ospraie.

In connection with the completion of this offering, we adopted a Non-Employee Director Compensation Program, pursuant to which non-employee directors will be eligible to receive an annual cash retainer fee equal to $75,000. The Chairman of the Board of the Directors and any lead independent director will each be eligible to receive an additional annual retainer of $75,000. Additional annual retainers are also paid for committee service, as follows:

Board Committee	Additional Retainer for Non-Chair Membership ($)	Additional Retainer for Chair Membership ($)
Audit Committee	7,500	15,000
Compensation Committee	5,000	10,000
Nominating and Governance Committee	5,000	10,000
Technical, Safety and Sustainability Committee	5,000	10,000

Non-employee directors will be eligible to defer cash retainers into deferred stock units. Pursuant to the Non-Employee Director Compensation Program, each non-employee director will also receive an annual grant of restricted stock units (“RSUs”) with respect to a number of shares equal to $125,000 (based on the closing price of a share of common stock on the date of grant), which will cliff vest on the next annual meeting of stockholders, provided that if a non-employee director joins the Board of Directors between annual meetings of stockholders, such non-employee director’s RSU grant may be prorated for the full months of expected service until the next annual meeting of stockholders. On May 10, 2026, the Board of Directors approved an initial grant of RSUs to each non-employee director (the “Non-Employee Director Initial RSUs”) in an amount equal to $125,000 divided by the closing price of a share of common stock on the date of grant. The Non-Employee Director Initial RSUs will be granted to our non-employee directors upon the completion of this offering, subject to the completion of this offering.

The Non-Employee Director Compensation Program also includes stock ownership guidelines, pursuant to which each non-employee director will be required to own shares having a value at least equal to three times the amount of the annual cash retainer fee (which is currently $75,000) within five years of becoming subject to the guidelines.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of each transaction or series of related transactions (other than the employment agreements, equity awards and other compensation-related arrangements described in “Executive and Director Compensation”) since January 1, 2024 and each currently proposed transaction in which:
•	we are, were or will be a participant;
•	the amount involved exceeded or will exceed $120,000; and
•
any of our directors, executive officers, or beneficial owners of more than 5% of any class of our capital stock, or any members of the immediate family of or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Management Services Agreement
On January 1, 2021, we entered into a management services agreement with TEG, pursuant to which TEG provides us with certain strategic and administrative services on a cost-plus basis. We incurred no expenses for services by Electrum in the three months ended March 31, 2026 and we incurred $0.01 million and $0.2 million of expenses for services by Electrum in the years ended December 31, 2025 and 2024, respectively. The management services agreement may be terminated with or without cause by either party upon 30 days’ prior written notice to the other party.
Exploration Services Agreement
On September 16, 2024, we entered into a professional services agreement with Scout, pursuant to which Scout agreed to provide certain exploration services to us. Electrum owns approximately 32% of Scout. We incurred no expenses for exploration services by Scout during the three months ended March 31, 2026 and we incurred $0.2 million and $0.02 million of expenses for exploration services by Scout during the years ended December 31, 2025 and 2024, respectively. The professional services agreement has a one year term that may be renewed or extended by the mutual agreement of the parties. The professional services agreement may be terminated by either party without cause upon 30 days’ prior written notice, or immediately for cause by the non-breaching party.
Private Placement Transaction
On July 15, 2025, we entered into common stock purchase agreements with ESUS and ESUS II pursuant to which, among other things, we closed the ESUS Transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Private Placement Transaction.”
Additionally, on July 15, 2025, ESUS committed to purchase (subject to reduction by amounts sold to other qualified purchasers) up to 7,500,000 additional Units at a purchase price of $4.00 per Unit. ESUS fulfilled its commitment by entering into common stock purchase agreements on November 5, 2025 and December 29, 2025 as set forth below.
Between July 15, 2025 and December 29, 2025, we entered into the following common stock purchase agreements:
•
a common stock purchase agreement with Ajami Associates, an entity controlled by Ali Reza Erfan, one of our directors, pursuant to which, among other things, we offered and sold 125,000 Units at a purchase price of $4.00 per Unit;

•	two common stock purchase agreements with Douglas Groh pursuant to which, among other things, we offered and sold 125,000 Units at a purchase price of $4.00 per Unit;
•	a common stock purchase agreement with André van Niekerk, our Chief Financial Officer, pursuant to which, among other things, we offered and sold 75,000 Units at a purchase price of $4.00 per Unit;
•
a common stock purchase agreement with White Mining Consulting Inc., an entity controlled by Heather White, our Chief Executive Officer and one of our directors, pursuant to which, among other things, we offered and sold 50,000 Units at a purchase price of $4.00 per Unit;

•
an additional common stock purchase agreement with ESUS, in connection with the ESUS commitment described above, pursuant to which, among other things, we offered and sold 3,750,000 Units at a purchase price of $4.00 per Unit; and

•
an additional common stock purchase agreement with ESUS, to complete the remaining ESUS commitment described above, pursuant to which, among other things, we offered and sold 2,739,310 Units at a purchase price of $4.00 per Unit.

Term Loans
On April 11, 2024, we entered into the ESUS II Term Loan with ESUS II for an aggregate principal amount of $6.5 million, bearing interest at a rate of 12.00% per annum. On November 12, 2024, we entered into the 2024 ESUS Term Loan with ESUS for an aggregate principal amount of $7.0 million, bearing interest at a rate of 12.00% per annum. On April 1, 2025, we entered into the 2025 ESUS Term Loan with ESUS for an aggregate principal amount of $15.0 million, bearing interest at a rate of 12.00% per annum.
On July 15, 2025, in connection with the Private Placement Transaction, all outstanding amounts under the ESUS II Term Loan and ESUS Term Loans (totaling approximately $28.1 million) were extinguished in exchange for Units.
Convertible Notes
On September 2, 2022, we entered into the 2022 Convertible Note Purchase Agreement with ESUS and Ospraie (as successor-in-interest to the Municipal Employees’ Retirement System of Michigan Group Trust) for an aggregate principal amount of approximately $30.7 million bearing interest at a rate of 5.00% per annum, compounding annually. In connection with the issuance of the convertible notes, we issued to ESUS warrants to purchase 2,739,640 shares of common stock at an exercise price of $2.87 per share and we issued to Ospraie warrants to purchase 2,615,060 shares of common stock at an exercise price of $2.87 per share. Those warrants, as amended on April 29, 2026, will be automatically net exercised into    shares of our common stock immediately prior to the completion of this offering.
On July 15, 2025, in connection with the Private Placement Transaction, all convertible notes outstanding under the 2022 Convertible Note Purchase Agreement (totaling approximately $35.3 million including accrued interest) were converted into 12,319,850 shares of common stock pursuant to the Note Conversion and Cancellation Agreement.
Financial Support Commitment Letters
In March 2026, we received a financial support commitment letter from ESUS to ensure our ability to satisfy our obligations as a going concern through June 30, 2027. The financial support commitment letter superseded a similar financial support commitment letter from ESUS, dated January 7, 2026 (to ensure our ability to satisfy our obligations as a going concern through March 31, 2027), and another similar financial support commitment letter from ESUS, dated March 28, 2025 (to ensure our ability to satisfy our obligations as a going concern through December 31, 2026).
Note Conversion and Cancellation Agreement
On July 15, 2025, we entered into the Note Conversion and Cancellation Agreement with ESUS and Ospraie, pursuant to which, among other things, Ospraie has the right to nominate one member of our Board of Directors so long as Ospraie beneficially owns in the aggregate at least 5% of the then outstanding shares of our common stock.
The Note Conversion and Cancellation Agreement also provides Ospraie with preemptive rights, information rights and consultation rights with respect to certain actions by us. On May 10, 2026, we agreed to terminate the Note Conversion and Cancellation Agreement as of the completion of this offering.
Stockholders’ Agreements
On May 10, 2026, we entered into an agreement to terminate the Note Conversion and Cancellation Agreement and entered into the Electrum Stockholders’ Agreement and a separate agreement with Ospraie (the “Ospraie Stockholders’ Agreement” and, together with the Electrum Stockholders’ Agreement, the “Stockholders’ Agreements”), in each case effective as of the completion of this offering. Pursuant to the Electrum Stockholders’ Agreement, Electrum will have the right to nominate a number of members of our Board of Directors that is one fewer than a majority so long as Electrum beneficially owns at least 35% of the then outstanding shares of our common stock, and Electrum will have the right to nominate one member of our Board of Directors so long as Electrum beneficially owns less than 35%, but at least 5%, of the then outstanding shares of our common stock. The Ospraie Stockholders’ Agreement provides that Ospraie will have the right to nominate one member of our Board of Directors so long as Ospraie beneficially owns at least 5% of the then outstanding shares of our common stock.
The nominees of Electrum and Ospraie will need to be approved by our Board of Directors and elected at the annual meeting of stockholders. The Electrum Stockholders’ Agreement also provides that for so long as Electrum owns at least 35% of the then outstanding shares of our common stock, Electrum’s approval must be obtained prior to us engaging in certain actions, including change of control transactions, the acquisition or sale of any asset or any joint venture investment in excess of $100 million, the incurrence of more than $100 million of indebtedness, making any loan, advance or capital contribution in excess of $100 million and the issuance of more than $100 million in the aggregate of equity securities. The Electrum Stockholders’ Agreement also provides that for so long as Electrum owns at least 35% of the then outstanding shares of our common stock, certain actions by us will require prior consultation with Electrum. The actions requiring prior consultation with Electrum include the hiring, removal or material changes to contracts of the chairman of the Board of Directors, Chief Executive Officer or Chief Financial Officer and the approval of our annual capital expenditure budget.
The Ospraie Stockholders’ Agreement provides that for so long as Ospraie owns at least 5% of the then outstanding shares of our common stock, certain actions by us will require prior consultation with Ospraie. The actions requiring prior consultation with Ospraie include change of control transactions, amendments to the Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, changing the size of our Board of Directors, declaring dividends or distributions, issuing or repurchasing equity securities (except pursuant to equity compensation plans) and stock splits, recapitalizations, reclassification or similar transactions.
Lastly, we will agree to indemnify Electrum and Ospraie from any losses arising directly or indirectly out of their actual, alleged or deemed control or ability to influence us or the actual or alleged act or omission of their director nominees, including any act or omission in connection with this offering. If, for any reason our agreement to indemnify Electrum and Ospraie is unavailable or unenforceable, we will agree to make the maximum contribution to the payment and satisfaction of the indemnified liabilities permissible under applicable law.
Registration Rights Agreement
Prior to the completion of this offering, we will enter into a registration rights agreement with certain of our stockholders pursuant to which we will grant certain of our stockholders and their affiliates certain registration rights with respect to our shares of common stock owned by them following the expiration of the Lock-up Period. See “Shares Eligible for Future Sale—Registration Rights Agreement.”
Membership Interest Purchase Agreement
On May 10, 2025, we entered into a membership interest purchase agreement with Calico Exploration LLC (“Calico”), a wholly owned subsidiary of TEG, pursuant to which we agreed to acquire all of the issued and outstanding equity interests in Catalyst Exploration LLC (“Catalyst”), a Delaware limited liability company, from Calico for an aggregate cash purchase price of up to $0.8 million. Catalyst’s principal assets consist of unpatented mining claims. The transaction is expected to close after the completion of this offering.
Indemnification Agreements
In connection with this offering, we entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Statement of Policy on Related Party Transactions
Prior to the completion of this offering, we will adopt a related party transaction policy designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest that may exist from time to time. This policy provides, among other things, that all related party transactions will be ratified and approved by disinterested members of our Board of Directors after receiving a recommendation from the Audit Committee that the transaction is fair, reasonable and within our policy. In making its recommendation, the Audit Committee will consider each related party transaction in light of all relevant factors, including the benefits of the transaction to us, the terms of the transaction and whether they are arm’s length and in the ordinary course of our business, the direct or indirect nature of the related party’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and stock exchange standards.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2026 by:
•	each person whom we know to own beneficially more than 5% of our common stock;
•	each of our directors, director nominees and named executive officers individually; and
•	all of our directors, director nominees and executive officers as a group.
In accordance with the rules of the SEC, beneficial ownership includes shares over which a person has voting or investment power or the right to acquire such power within 60 days. Shares issuable pursuant to stock options are deemed outstanding for purposes of computing the percentage ownership of the person holding such options but are not outstanding for purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership for the following table is based on    shares of common stock outstanding as of March 31, 2026, after giving effect to the Warrant Net Exercise and the Stock Split, and    shares of common stock outstanding after the completion of this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o Sunshine Silver Mining & Refining Company, 2209 Big Creek Rd, Kellogg, Idaho 83837. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before This Offering	After This Offering
Named Executive Officers and Directors:
Heather White		*	*
André van Niekerk		*	*
Michelle Shepston		*	*
Thomas S. Kaplan
Nathan Ebeling		*	*
Anna El-Erian		*	*
Ali Reza Erfan		*	*
Douglas Groh		*	*
Daniel Muñiz Quintanilla		*	*
Lawrence Radford		*	*
Paul H. Zink		*	*
All executive officers, directors and director nominees as a group (11 persons)
Greater than 5% Stockholders:
Electrum(1)		%	%
Ospraie(2)		%	%

*	Represents beneficial ownership of less than 1%.
(1)
Consists of (i) 75,938,300 shares of our common stock held by ESUS as of March 31, 2026, (ii)    shares of our common stock issuable upon the exercise of Private Placement Warrants held by ESUS as of March 31, 2026 that are exercisable within 60 days of March 31, 2026, (iii)    shares of our common stock issuable upon the exercise of other warrants held by ESUS as of March 31, 2026 (which excludes    shares of our common stock that will be forfeited by ESUS in the Warrant Net Exercise), (iv) 7,365,270 shares of our common stock held by ESUS II as of March 31, 2026, (v)    shares of our common stock issuable upon the exercise of Private Placement Warrants held by ESUS II as of March 31, 2026 that are exercisable within 60 days of March 31, 2026 and (vi)    shares of our common stock issuable upon the exercise of other warrants held by ESUS II as of March 31, 2026 (which excludes    shares of our common stock that will be forfeited by ESUS II in the Warrant Net Exercise). Electrum Strategic Management LLC (“ESM”) is the manager of ESUS. ESM is wholly owned by Electrum Global Holdings L.P. (“Global Holdco”), and TEG Global GP Ltd. (“TEG Global”) is the general partner of Global Holdco. TEG acts as an investment advisor to Global Holdco. As a result, ESM, Global Holdco, TEG Global and TEG may be deemed to beneficially own the shares of our common stock held by ESUS. Electrum Strategic Opportunities Fund II L.P. (“ESOF II”) owns approximately 99% of ESUS II, and ESM is the manager of ESUS II. ESM is wholly owned by Global Holdco, and TEG Global is the general partner of Global Holdco. The general partner of ESOF II is Electrum Strategic Opportunities Fund II GP L.P. (“ESOF II GP L.P.”), and the general partner of ESOF II GP L.P. is ESOF II GP Ltd. (“ESOF II GP”). ESOF II GP is wholly owned by Global Holdco. TEG acts as an investment advisor to

ESOF II. As a result, ESOF II, ESM, Global Holdco, TEG Global, ESOF II GP L.P., TEG and ESOF II GP may be deemed to beneficially own the shares of our common stock held by ESUS II. Each of Thomas Kaplan, Ali Erfan, Michael Williams and Andrew Shapiro have voting and dispositive power over the securities held by ESUS and ESUS II. The business address of each of the foregoing persons is 600 Fifth Avenue, 24th Floor, New York, New York 10020.
(2)
Consists of (i) 22,699,490 shares of our common stock held by Ospraie as of March 31, 2026, (ii)    shares of our common stock issuable upon the exercise of Private Placement Warrants held by Ospraie as of March 31, 2026 that are exercisable within 60 days of March 31, 2026, (iii)    shares of our common stock issuable upon the exercise of other warrants held by Ospraie as of March 31, 2026 (which excludes    shares of our common stock that will be forfeited by Ospraie in the Warrant Net Exercise) and (iv) options to purchase    shares of our common stock held by Ospraie that are exercisable within 60 days of March 31, 2026. Ospraie Management is the investment manager of Ospraie and has been delegated voting and investment power and thus may be deemed to beneficially own the shares of our common stock held by Ospraie. Ospraie Holding I, LP (“Ospraie Holding”) may be deemed to beneficially own the shares of our common stock held by Ospraie as the managing member of Ospraie Management. Ospraie Management, Inc. (“OM Inc.”) may be deemed to beneficially own the shares of our common stock held by Ospraie as the general partner of Ospraie Holding. Ospraie Real Assets GP LLC (“Ospraie GP”) may be deemed to beneficially own the shares of our common stock held by Ospraie as the general partner of Ospraie. Dwight Anderson may be deemed to beneficially own the shares of our common stock held by Ospraie as the managing member of Ospraie GP and as the sole owner of OM Inc. The business address of each of the foregoing persons is 411 Theodore Fremd Avenue, Suite 240, Rye, NY 10580.

DESCRIPTION OF CAPITAL STOCK
The following descriptions are summaries of the material terms of our Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which will be effective upon the completion of this offering. Reference is made to the more detailed provisions of, and the following descriptions are qualified in their entirety by reference to, the Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
Following this offering, our authorized capital stock will consist of 3,500,000,000 shares of common stock, par value $0.001 per share, and 250,000,000 shares of preferred stock, par value $0.001 per share.
Common Stock
Common stock outstanding. As of March 31, 2026, there were 116,509,480 shares of common stock outstanding which were held of record by 66 stockholders. There will be    shares of common stock outstanding after giving effect to the Warrant Net Exercise, the Stock Split and the issuance and sale of    shares of common stock in this offering. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and non-assessable.
Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.
Dividend rights. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See “Dividend Policy.”
Rights upon liquidation. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other rights. The holders of our common stock have no preemptive or conversion or exchange rights or other subscription rights. There are no redemption, retraction, purchase for cancellation, surrender or sinking or purchase fund provisions applicable to the common stock.
Preferred Stock
Our Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.
Summary of Certain Provisions of the Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.
Limits on Written Consents
Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock.

Limits on Special Meetings
Special meetings of the stockholders may be called at any time only by the secretary at the direction of our Board of Directors pursuant to a resolution adopted by our Board of Directors.
Choice of Forum
Our Third Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The foregoing provision does not apply to claims under the Securities Act, the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. Our Third Amended and Restated Certificate of Incorporation will further provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Our Third Amended and Restated Certificate of Incorporation will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
While Delaware courts have determined that choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our Third Amended and Restated Certificate of Incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the choice of forum provision in our Third Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.
Corporate Opportunities
Our Third Amended and Restated Certificate of Incorporation provides that we renounce any interest or expectancy in the business opportunities of Electrum, Ospraie and their respective officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries, and that none of Electrum, Ospraie or these parties have any obligation to offer us those opportunities. Accordingly, affiliates of Electrum or Ospraie who serve on our Board of Directors will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate and may pursue certain corporate opportunities that may be complementary to our business.
Amendments to Our Governing Documents
Generally, the amendment of our Third Amended and Restated Certificate of Incorporation requires approval by our Board of Directors and the vote of holders of more than 66.67% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors. Any amendment to our Amended and Restated Bylaws requires the approval of either a majority of our Board of Directors or holders of more than 66.67% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors.
Board of Directors
Our Board of Directors will consist of a single class of directors and directors will serve until a successor is duly elected and qualified or until a director’s earlier death, removal or resignation (other than directors that may be elected by holders of our preferred shares, if any).
Our Third Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that directors may be removed only by the affirmative vote of the holders of 66.67% of our outstanding voting stock, voting together as a single class, unless approved by our Board of Directors, in which case such removal shall require the affirmative vote of the holders of more than 50% of our outstanding voting stock, voting together as a single class. Our Third Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled by vote of a majority of our directors then in office. Furthermore, our Third Amended and Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of our Board of Directors.

Delaware Business Combination Statute
We will elect to be subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:
•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;
•
upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•
following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.
Anti-Takeover Effects of Some Provisions
Some provisions of our Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make the following more difficult:
•	acquisition of control of us by means of a proxy contest or otherwise,
•	removal of our incumbent officers and directors,
•	stockholder action by written consent,
•	calling of special meetings of stockholders, or
•	amendment or repeal of certain provisions of our Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.
These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.
Listing
We have applied to list our common stock on the NYSE under the symbol “SSMR.”
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Broadridge Corporate Issuer Solutions, LLC, located at 51 Mercedes Way Edgewood, NY 11717.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock by a Non-U.S. Holder (as defined below) that acquires stock in this offering and holds such stock as a capital asset (generally, property for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular Non-U.S. Holder in light of its individual circumstances or the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who hold or receive our common stock pursuant to the exercise of an employee stock option or otherwise as compensation, banks or other financial institutions, tax-exempt organizations (including private foundations), U.S. expatriates, broker-dealers and traders in securities or currencies, or Non-U.S. Holders that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as of the date of this prospectus, and changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. There can be no assurances the IRS will not take, or that a court will not sustain, a position contrary to the discussion herein. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances and does not describe any U.S. state, local or non-U.S. income or other tax consequences (including U.S. federal estate, gift and Medicare contribution tax consequences) of owning and disposing of our common stock. You should consult your tax advisor with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner or beneficial owner in such entity will generally depend upon the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors as to the U.S. federal income tax consequences to them of an investment in our common stock in their particular circumstances.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Dividends
As described in the section entitled “Dividend Policy,” we do not currently anticipate paying dividends on our common stock. However, if we do make distributions of cash or property on our common stock, such distributions will generally be treated as dividends to the extent such distributions are paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any such distributions in excess of our current and accumulated earnings and profits will be treated first as a return of capital to the extent of the holder’s adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Because we are expected to be a USRPHC (as described below), withholding may be required equal to 15% of any distribution to a Non-U.S. Holder that exceeds our current and accumulated earnings and profits if our common stock is not then treated as regularly traded on an established securities market.
Subject to the discussion below under “—FATCA,” the gross amount of dividends paid to a Non-U.S. Holder with respect to our common stock will generally be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be prescribed by an applicable income tax treaty), unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States). Dividends effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) will generally not be subject to U.S. withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements (generally, by providing an IRS Form W-8ECI (or any appropriate successor or replacement form)). Instead, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner in which U.S. persons are subject to U.S. federal income tax. Corporate Non-U.S. Holders may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on their “effectively connected earnings and profits,” subject to certain adjustments.
An eligible Non-U.S. Holder may obtain a reduced rate of withholding under an applicable income tax treaty by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or, if such Non-U.S. Holder’s common stock is held through certain foreign intermediaries or foreign partnerships, by satisfying the relevant certification requirements of applicable U.S. Treasury Regulations. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of any such treaty.
Gain on Disposition of Our Common Stock
A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case, the Non-U.S. Holder will be subject to U.S. federal income tax on such gain on a net income basis in the same manner in which U.S. persons are subject to U.S. federal income tax and, in the case of corporate Non-U.S. Holders, may also be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•
in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met, in which case the Non-U.S. Holder will generally be subject to income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•
we are or have been a USRPHC for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of such sale or other taxable disposition or (ii) the period that such Non-U.S. Holder held our common stock and either (a) our common stock was not treated as regularly traded on an established securities market at the time the sale or other taxable disposition occurred, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of our common stock at any time during the shorter of the two periods mentioned in (i) and (ii) above, in which case, the Non-U.S. Holder will be subject to U.S. federal income tax on such gain on a net income basis in the same manner in which U.S. persons are subject to U.S. federal income tax. No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for this purpose. We will be classified as a USRPHC if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC. In addition, if we are or have been a USRPHC and our common stock ceased to be “regularly traded,” the transferee in any disposition would generally be required to withhold 15% of the amount realized on the sale or other disposition.
Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.
FATCA
Certain rules may require withholding at a rate of 30% on dividends in respect of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the U.S. Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the U.S. Treasury Department.
Prospective investors should consult their tax advisors regarding the possible implications of FATCA tax on an investment in our common stock.

Shares Eligible for Future Sale
Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after the completion of this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon the completion of this offering, after giving effect to the Warrant Net Exercise, the Stock Split and the issuance and sale of     shares of common stock in this offering, we will have     shares of common stock outstanding. All of the shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. See “Underwriting and Plan of Distribution.” The remaining shares of common stock outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for the exemption from registration under Rules 144 or 701 under the Securities Act. As a result of the Lock-up Period and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After the Lock-up Period (subject, in some cases, to volume limitations).

Rule 144
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or
•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or certain other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the terms of any lock-up agreement described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144, and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options
As of March 31, 2026, options to purchase a total of 8,573,000 shares of our common stock were outstanding, substantially all of which are subject to lock-up agreements. After the completion of this offering,    shares of our common stock representing the New LTIP Share Reserve will be available for future option grants and other stock awards under the Amended and Restated LTIP.
Upon the completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to the Amended and Restated LTIP. Shares registered under such registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the terms of any lock-up agreement described below.
Lock-Up Agreements
We, all of our directors and executive officers and the holders of substantially all of our outstanding common stock have agreed that, subject to certain exceptions, we and they will not, during the period of 180 days following the date of this prospectus, without the prior written consent of Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc. and BMO Capital Markets Corp. on behalf of the underwriters, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. There are no agreements, understandings or intentions, tacit or explicit, to release any of the common stock subject to lock-up agreements prior to the expiration of the Lock-up Period.
Registration Rights
Prior to the completion of this offering, we will enter into a registration rights agreement with certain of our stockholders pursuant to which we will grant certain of our stockholders and their affiliates certain registration rights with respect to our shares of our common stock owned by them following the expiration of the Lock-up Period. The shares of our common stock held by such stockholders will cease to be “registrable” once they have been sold under an effective registration statement, sold in compliance with Rule 144 or otherwise transferred without restriction under the Securities Act.
Demand Registration Rights. Pursuant to the registration rights agreement, Electrum and/or Ospraie may require us to file a registration statement under the Securities Act with respect to all or a portion of their shares of our common stock following the expiration of the Lock-up Period. We will not be obligated to effect more than three demand registrations within a 12-month period. In addition, if it would be detrimental to us and our stockholders to effect such registration, we have the right to defer such registration, not more than once in any six-month period, for a period of up to 90 days.
Shelf Registration. At any time following the completion of this offering, subject to eligibility under the Securities Act and SEC rules, Electrum and/or Ospraie may require us to file and maintain a shelf registration statement on Form S-3 covering the shares of our common stock held by them. Any underwritten offering pursuant to the shelf registration will be treated as a demand registration subject to the demand registration provisions described above.
Piggyback Registration Rights. If we propose to register any of our securities under the Securities Act (other than on Form S-8, S-4 or F-4 or any successor forms), Electrum and Ospraie will be entitled to certain “piggyback” registration rights subject to certain exceptions and limitations. In an underwritten public offering, subject to specified conditions, we may limit the number of shares Electrum and Ospraie may include.

UNDERWRITING AND PLAN OF DISTRIBUTION
Under the terms and subject to the conditions in an underwriting agreement, dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc. and BMO Capital Markets Corp. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
BMO Capital Markets Corp.
Canaccord Genuity LLC
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares of our common stock described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to     additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option to purchase additional shares of our common stock from us solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional     shares of our common stock from us.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $   . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $    .
We have applied to list our common stock on the NYSE under the symbol “SSMR.”

Lock-Up Agreements
We and all of our directors and executive officers and the holders of substantially all of our outstanding common stock and stock options have agreed that, subject to certain exceptions, we and they will not, for a period of 180 days following the date of this prospectus (the “Lock-up Period”), without the prior written consent of Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc. and BMO Capital Markets Corp. on behalf of the underwriters:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc. and BMO Capital Markets Corp. on behalf of the underwriters, we or such other person will not, during the Lock-up Period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph do not apply to:
•
transfers as bona fide gift or for bona fide estate planning purposes, by will or intestate succession, or to immediate family members or trusts for their benefit (provided that such transfers do not involve a disposition for value, the transferee agrees to be bound by the lock-up and no filing under Section 16(a) reporting a reduction in beneficial ownership is required or voluntarily made during the Lock-Up Period);

•
for any corporation, partnership, limited liability company or other entity, any distribution or transfer of shares to its stockholders, partners, members or other equity holders, or to its affiliates or entities under common control (provided that the transferee agrees to be bound by the lock-up and no filing under Section 16(a) reporting a reduction in beneficial ownership is required or voluntarily made during the Lock-Up Period);

•
the exercise of options or warrants, or the vesting or settlement of other securities outstanding as of the date of this prospectus as described herein, including on a “cashless” “exercise” or “net exercise” basis, and the withholding of shares to satisfy tax obligations (provided that any shares received by the holder of such options or warrants remain subject to the lock-up, no shares were sold by the reporting person and no filing under Section 16(a) reporting a reduction in beneficial ownership is voluntarily made during the Lock-Up Period);

•
transfers by operation of law, including pursuant to a domestic relations order, divorce settlement or other court order (provided that each donee or distributee agrees to be bound by the lock-up and no filing under Section 16(a) reporting a reduction in beneficial ownership is voluntarily made during the Lock-Up Period);

•
transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, that is approved by the Board of Directors of the Company, involving a change of control (provided that in the event that such transaction is not completed, the shares remain subject to the lock-up);

•
the issuance by the Company of shares of common stock upon the exercise of an option or a warrant outstanding on the date of this prospectus that is disclosed in this prospectus (provided that any shares received by the holder of such options or warrants remain subject to the lock-up and no filing under Section 16(a) reporting a reduction in beneficial ownership is required or voluntarily made during the Lock-Up Period);

•
transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering (provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in open market transactions); or

•
facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock (provided that (i) such plan does not provide for the transfer of common stock during the Lock-up Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the Lock-up Period).

Morgan Stanley & Co. LLC, Scotia Capital (USA) Inc. and BMO Capital Markets Corp., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
Price Stabilization, Short Positions and Penalty Bids
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
Electronic Distribution
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial public offering price.
Selling Restrictions
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Dubai (DIFC)
This prospectus supplement relates to an “Exempt Offer” in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The

DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.
In relation to its use in the Dubai International Financial Centre (“DIFC”), this prospectus supplement is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the notes may not be offered or sold directly or indirectly to the public in the DIFC.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”), or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any shares or caused such shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such shares or cause such shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”), as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”) and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors”, as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or the “CISO,” such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and will in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, FINMA, and the offer of shares has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
United Arab Emirates
The shares have not been, and will not be, publicly offered, sold, promoted or advertised in the United Arab Emirates (including Dubai International Financial Center) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Finance Center) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including Dubai International Financial Center) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),
provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EU (Withdrawal) Act 2018.

LEGAL MATTERS
The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.
EXPERTS
The consolidated financial statements of Sunshine Silver Mining & Refining Company at December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The scientific and technical information related to the Sunshine Mine contained in the Sunshine Technical Report Summary and reproduced in this prospectus, including Mineral Resource estimates, capital costs, operational costs, and economic analysis information, has been approved and verified by SLR and SRK.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith.
Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit to the registration statement reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.
As a result of the offering, we will be required to file periodic reports and other information with the SEC.
The SEC maintains an Internet site that contains reports, proxy and information statements we have filed electronically with the SEC. The address of that site is www.sec.gov.

GLOSSARY OF TECHNICAL TERMS
Certain terms and abbreviations used in this prospectus are defined below:
“Ag” means the chemical symbol for the element silver.
“Concentrate” means the product of physical concentration processes, such as flotation or gravity concentration, which involves separating minerals or metals from unwanted waste rock. Concentrates may require subsequent processing (such as smelting or leaching) to break down or dissolve the minerals or metals to obtain the commodities of economic interest in marketable form.
“Dewatering” means the removal of water from a mine shaft or other pre-existing underground workings by pumping or drainage as a safety measure or as a preliminary step to resumption of development or operations in the area.
“Dilution” means estimates of waste or low-grade mineralized materials which must be mined together with potentially economic mineralized material as part of mining extraction activities.
“Exploration” means prospecting, sampling, mapping, diamond drilling and other work involved in searching for mineral deposits of economic interest.
“Exploration Target” means a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralization for which there has been insufficient exploration to estimate a Mineral Resource.
“Feasibility Study” means a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable Modifying Factors together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable (which term, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions). The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A Feasibility Study is more comprehensive, and with a higher degree of accuracy, than a Preliminary Feasibility Study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a Feasibility Study is higher than the confidence level in the results of a Preliminary Feasibility Study. Terms such as full, final, comprehensive, bankable, or definitive Feasibility Study are equivalent to a Feasibility Study.
“Grade” means the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne or ounces per ton, the grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from the deposit.
“Hectare” means 10,000 square meters (2.471 acres).
“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.
“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resources, which prevents the application of the Modifying Factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.

“Initial Assessment” means a preliminary technical and economic study of the economic potential of all or parts of the mineralization to support the disclosure of Mineral Resources. In accordance with S-K 1300, an Initial Assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An Initial Assessment is required for disclosure of Mineral Resources, but cannot be used as the basis for disclosure of Mineral Reserves.
“kilotonne” means 1,000 tonnes.
“kst” means 1,000 tons.
“Measured Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply Modifying Factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
“Metallurgical recovery” means the proportion of the commodity of economic interest that is physically recovered in mineral processing operations. It is generally stated as a percentage of the commodity recovered during mineral processing operations compared to the original quantity of the commodity present in the mineral processing feed material.
“Mill” means a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatments to extract the valuable metals.
“Mineral deposit(s)” means a mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.
“Mineral Reserves” means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
“Mineral Resource” means a concentration or occurrence of materials of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
“Modifying Factors” mean the factors that a Qualified Person must apply to Indicated Mineral Resources and Measured Mineral Resources and then evaluate in order to establish the economic viability of Mineral Reserves. A Qualified Person must apply and evaluate Modifying Factors to convert Indicated Mineral Resources or Measured Mineral Resources to Probable Mineral Reserves or Proven Mineral Reserves. Modifying Factors include, but are not restricted to: mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, compliance, plans, negotiations, or agreements with local individuals or groups, and governmental factors. The number, type and specific characteristics of the Modifying Factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
“NSR Royalties” means royalties that are payable to parties from whom mineral rights were acquired and/or leased, and are based upon proceeds paid by smelters less certain costs, including costs incurred to transport the concentrates to the smelters, for mineralized material produced in the property area subject to the royalties.
“Opt” means ounces per ton.

“Ore” means a natural occurring or engineered material, generally containing metallic or non-metallic minerals, that can be mined and processed at a profit as determined by a Preliminary Feasibility Study or Feasibility Study.
“Preliminary Feasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing. A Preliminary Feasibility Study includes a financial analysis based on reasonable assumptions (which are based on appropriate testing) about the Modifying Factors, and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated Mineral Resources or Measured Mineral Resources may be converted to Probable Mineral Reserves or Proven Mineral Reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A Preliminary Feasibility Study is less comprehensive and results in a lower confidence level than a Feasibility Study. A Preliminary Feasibility Study is more comprehensive and results in a higher confidence level than an Initial Assessment.
“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource (and in some circumstances, a Measured Mineral Resource) demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Preliminary Feasibility Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“Qualified Person” means an individual who is: (1) a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. For an organization to be a recognized professional organization, it must: (i) be either: (a) an organization recognized within the mining industry as a reputable professional association, or (b) a board authorized by U.S. federal or state or foreign statute to regulate professionals in the mining, geoscience or related field; (ii) admit eligible members primarily on the basis of their academic qualifications and experience; (iii) establish and require compliance with professional standards of competence and ethics; (iv) require or encourage continuing professional development; (v) have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and (vi) provide a public list of members in good standing.
“Reclamation” means the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings, leach pads and other features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.
“Refining” means the final stage of metal production in which impurities are removed from the molten metal.
“Rehabilitation” means the restoration of an existing underground excavation to a safe condition for further exploration and development by removing obstructions, installing necessary ground support and repairing or replacing utility services such as compressed air lines, water lines, and electrical service.
“Smelting” means an intermediate stage metallurgical process in which metal is separated from impurities by using thermal or chemical separation techniques.
“Tailings” means the material that remains at the end of mineral processing operations.
“Ton” means a short ton, which is equivalent to 2,000 pounds.
“Tonne” means a metric tonne, which is 2,204.6 pounds.
“Underground mining” means mineral exploitation in which extraction is carried out beneath the earth’s surface.
“Waste” means rock or other material which cannot be mined, processed, or sold at a profit.

INDEX TO FINANCIAL STATEMENTS
Sunshine Silver Mining & Refining Company Audited Consolidated Financial Statements
Sunshine Silver Mining & Refining Company Unaudited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Sunshine Silver Mining & Refining Company
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Sunshine Silver Mining & Refining Company (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2023.

Denver, Colorado
April 3, 2026
except with respect to the effects of the stock split discussed in Note 18, as to which the date is May 11, 2026

Sunshine Silver Mining & Refining Company
Consolidated Balance Sheets
Expressed in United States Dollars

	December 31, 2025	December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents	30,975,991	1,967,846
Prepaid expenses	1,282,034	785,563
Materials and supplies inventory	377,269	329,858
Other current assets	888,640	2,485
Total current assets	33,523,934	3,085,752
Restricted cash	275,039	275,039
Metals inventory	—	344,178
Property, plant and equipment, net	34,290,542	24,293,963
Intangible assets	750,000	—
TOTAL ASSETS	68,839,515	27,998,932
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	2,562,528	111,905
Accrued liabilities	2,218,413	421,623
Note payable	683,135	411,161
Convertible notes, net of discount and issuance costs	—	29,476,223
Accrued interest	—	3,709,315
Total current liabilities	5,464,076	34,130,227
Accrued interest	—	510,600
Reclamation obligations	1,814,600	1,703,850
Notes payable	—	9,000,000
TOTAL LIABILITIES	7,278,676	45,344,677
Commitments and contingencies (Note 17)

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock - $0.001 par value, 150,000,000 shares authorized, 116,509,480 and 85,439,630 shares issued and outstanding, respectively	116,509	85,440
Additional paid-in capital	266,021,748	152,402,938
Accumulated deficit	(204,577,418)	(169,834,123)
Total Stockholders’ Equity (Deficit)	61,560,839	(17,345,745)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	68,839,515	27,998,932

The accompanying notes form an integral part of these consolidated financial statements.

Sunshine Silver Mining & Refining Company
Consolidated Statements of Operations and Comprehensive Loss
Expressed in United States Dollars

	Years ended December 31,
	2025	2024
	$	$
Sales	501,293	96,075
Operating expenses:
Exploration	261,747	—
Pre-Development	16,990,224	2,661,750
General and administrative	14,084,150	5,749,067
Depreciation and amortization	848,552	576,842
Accretion expense	110,750	103,991
Cost of goods sold (exclusive of items shown separately above)	344,178	47,009
Operating loss	(32,138,308)	(9,042,584)
Other income (expense):
Interest expense	(2,903,533)	(3,872,090)
Interest income	298,546	22,659
Total other income (expense)	(2,604,987)	(3,849,431)
Income and mining tax expense	—	—
Net and comprehensive loss	(34,743,295)	(12,892,015)
Basic and diluted loss per share of common stock	(0.36)	(0.15)
Weighted average number of basic and diluted shares of common stock outstanding	97,291,648	85,439,630

The accompanying notes form an integral part of these consolidated financial statements.

Sunshine Silver Mining & Refining Company
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
Expressed in United States Dollars

	Common Stock
	Number of common shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
	#	$	$	$	$
Balance – December 31, 2023	85,439,630	85,440	152,025,138	(156,942,108)	(4,831,530)
Stock-based compensation	—	—	377,800	—	377,800
Net loss	—	—	—	(12,892,015)	(12,892,015)
Balance – December 31, 2024	85,439,630	85,440	152,402,938	(169,834,123)	(17,345,745)
Conversion of convertible debt into shares of common stock	12,319,850	12,320	35,073,341	—	35,085,661
Equity offering – extinguishment of term debt with shares of common stock and warrants – allocation to common shares	7,024,050	7,024	25,160,142	—	25,167,166
Equity offering – extinguishment of term debt with shares of common stock and warrants – allocation to warrants	—	—	2,929,033	—	2,929,033
Equity offering – allocation to common stock	11,725,950	11,726	42,002,358	—	42,014,084
Equity offering – allocation to warrants	—	—	4,889,717	—	4,889,717
Stock-based compensation	—	—	3,564,218	—	3,564,218
Net loss	—	—	—	(34,743,295)	(34,743,295)
Balance – December 31, 2025	116,509,480	116,509	266,021,748	(204,577,418)	61,560,839

The accompanying notes form an integral part of these consolidated financial statements.

Sunshine Silver Mining & Refining Company
Consolidated Statements of Cash Flows
Expressed in United States Dollars

	Year ended December 31,
	2025	2024
	$	$
Cash Flows from Operating activities:
Net loss	(34,743,295)	(12,892,015)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	848,552	576,842
Stock-based compensation	3,564,218	377,800
Reclamation obligation accretion	110,750	103,991
Convertible notes discount amortization	990,708	1,715,126
Changes in operating assets and liabilities:
Prepaid expenses	396,553	465,335
Materials and supplies inventory	(47,411)	58,341
Metals inventory	344,178	(94,178)
Other current assets	(886,155)	28,817
Accounts payable	1,307,807	(230,353)
Accrued liabilities	1,796,790	12,517
Accrued interest	1,894,793	2,154,042
Net cash used in operating activities	(24,422,512)	(7,723,735)
Cash Flows from Investing activities:
Additions to property, plant and equipment	(9,702,094)	(1,138,306)
Additions to intangible assets	(750,000)	—
Maturity of short-term investment	—	275,039
Net cash used in investing activities	(10,452,094)	(863,267)
Cash Flows from Financing activities
Payments of note payable for insurance premium financing	(621,050)	(199,188)
Proceeds from notes payable	17,600,000	9,000,000
Proceeds from the Offering (Note 11)	46,903,801	—
Net cash provided by financing activities	63,882,751	8,800,812
Increase in Cash and cash equivalents and Restricted cash	29,008,145	213,810
Cash and cash equivalents and Restricted cash, beginning	2,242,885	2,029,075
Cash and cash equivalents and Restricted cash, ending	31,251,030	2,242,885
Supplemental Cash Flow Information:
Non-cash financing of insurance premiums with short-term note payable	893,024	610,350
Non-cash conversion of convertible notes payable and interest into common shares (Note 8)	35,085,661	—
Non-cash extinguishment of notes payable with Offering Units (Note 11)	28,096,199	—
Interest paid	17,530	2,922

The accompanying notes form an integral part of these consolidated financial statements.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

1.	NATURE OF BUSINESS AND OPERATIONS
1.1	Corporate Information
Sunshine Silver Mining & Refining Company (“SSMR”, or “the Company”) owns the Sunshine Complex, which is located in the Coeur d’Alene Mining District in Idaho and is comprised of the Sunshine Mine and the Sunshine Big Creek Refinery. SSMR is a mining exploration and development company working to bring the Sunshine Complex into production.
In May 2010, the Company’s wholly-owned subsidiary Silver Opportunity Partners LLC (“SOP”) acquired from Sterling Mining Company (“Sterling”), through Sterling’s bankruptcy proceedings, the majority of the operating facilities and equipment at the Sunshine Mine, including a lease on the Sunshine Mine that included an option to purchase title to the Sunshine Mine from Sunshine Precious Metals, Inc. (“SPMI”). In July 2010, SOP closed the purchase option in the lease to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment. In October 2013, the Company’s wholly-owned subsidiary Sunshine Refining Company (“SRC”) acquired the Sunshine Silver/Copper Refinery from Formation Metals Inc. In October 2020, as part of a corporate reorganization of Gatos Silver, Inc. (“Gatos Silver”), which had previously been named Sunshine Silver Mining & Refining Corporation, the Company was formed to become the owner of SOP and SRC. The Company was spun out from Gatos Silver prior to Gatos Silver’s initial public offering, and the Company’s name was changed to Sunshine Silver Mining & Refining Company.
Effective December 21, 2023, the Company issued a mineral resource statement in accordance with National Instrument 43-101.
On June 30, 2024, a Preliminary Economic Analysis (“PEA”) was issued. The PEA utilized geotechnical, geological, engineering and mine site rehabilitation information (including information from an exploration drilling program conducted in 2023).
In December of 2025, a technical report summary for the Sunshine Mine (the “Sunshine Technical Report”) was prepared by SLR International Corporation in accordance with subpart 1300 of Regulation S-K (“S-K 1300”). The mineral resource estimates were prepared in accordance with S-K 1300. The mineral resource estimates contained in the Sunshine Technical Report were completed by SRK Consulting (U.S.), Inc. with an effective date of December 21, 2023. SLR International Corporation prepared an updated Sunshine Technical Report in accordance with S-K 1300 in March of 2026 with mineral resource estimates completed by SRK Consulting (U.S.), Inc. with an effective date of February 24, 2026.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1	Basis of Presentation
These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and are expressed in U.S. Dollars. The financial statements reflect the consolidation of SSMR and its subsidiaries, SOP and SRC (hereinafter collectively referred to as the “Company”). All intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with current period presentation.
2.2	Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to the cash flow estimates used in the assessment of

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

recoverability of exploration and pre-development assets, reclamation obligations, valuation of equity issuances, valuation of stock options, valuation of warrants and convertible debt, and valuation allowances for deferred tax assets. Accordingly, actual results will likely differ from amounts estimated in these financial statements.
2.3	Liquidity and Capital Resources
The consolidated financial statements have been prepared on a going-concern basis under which the Company is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. The Company has a history of operating losses and cash used in operations, which are expected to continue until profitable operations commence, and which are significant in relation to the Company’s ability to satisfy its liabilities in the normal course of business. However, the Company received an unlimited financial support commitment letter from Electrum Silver US LLC (“ESUS”), the Company’s largest stockholder, to ensure that the Company is able to satisfy its obligations as a going concern through March 31, 2027. Working capital deficits, operating losses, and cash used in operations are expected until such time as profitable operations commence, acknowledging that periods of positive working capital may occur based upon the timing and expenditure of financing proceeds.
2.4	Risks and Uncertainties
As a mining exploration and development company, the Company’s growth and future profitability depend significantly on the prevailing prices of minerals, primarily of silver. Commodity prices are historically volatile, and mineral prices may fluctuate significantly in the future. A substantial or extended decline in mineral prices could have a material adverse effect on the Company’s financial position, results of operations, cash flows, and access to capital. The carrying value and recoverability of the Company’s investments are dependent on its ability to generate revenues from operations, which depends upon significant further financing to conduct exploration and development activities, demonstrate economic feasibility of the Sunshine Mine, construct mining infrastructure, and commence mining operations. A lack of access to capital may negatively impact the Company’s ability to commence mining operations.
In addition to changes in mineral prices, other factors, such as changes in exploration plans; increases in costs; geotechnical failures; changes in social, environmental, or regulatory requirements; and public health conditions can adversely affect the Company’s ability to recover its investment in exploration and development assets and could result in impairment charges.
2.5	Cash and Cash Equivalents
The Company is subject to credit risk to the extent that a financial institution may be unable to fulfill its obligation to return the Company’s cash and cash equivalents held at the financial institution. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are held in overnight bank deposits or are invested in money market securities. The cash and cash equivalent balances in deposit accounts may, at times, exceed federally insured limits, and did at December 31, 2025 and 2024. Deposit accounts with banks in the United States are guaranteed by the Federal Deposit Insurance Corporation up to $250,000.
2.6	Prepaid Expenses
Prepaid expenses consist of payments the Company has made in advance for services to be received in the future, and at December 31, 2025 and 2024, prepaid expenses consisted primarily of insurance premiums.
2.7	Materials and Supplies and Metals Inventories
The Company’s materials and supplies inventories and metals inventories are valued at the lower of cost or net realizable value. Cost is determined using the average cost method for all inventories. The Company routinely evaluates its materials and supplies to determine if a provision for obsolete stock is warranted.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

Metals inventory that is not expected to be processed within the next twelve months is classified as a non-current asset.
2.8	Other Current Assets
Other current assets consist primarily of capitalized fees related to the Company’s anticipated public stock offering. At December 31, 2025 and 2024, other current assets included $822,190 and $Nil in deferred costs of financing, respectively.
2.9	Restricted Cash
Restricted cash is held by a regulatory authority as collateral to cover potential future costs associated with the Company’s tailings storage facility. At December 31, 2025 and 2024, the Company classified restricted cash as a non-current asset, as it was not expected to be recovered within the twelve-month period from those dates.
2.10	Property, Plant, and Equipment
Mineral property acquisition costs are recorded at cost and are not depleted until the property enters production. Exploration, mineral property evaluation, and other related costs are expensed in the period they are incurred. When a mineral property is determined to have proven and probable reserves, subsequent development costs are capitalized to mineral properties. For acquired mineral properties, the Company allocates the acquisition cost to proven and probable reserves, and value beyond proven and probable reserves, including mineralization other than proven and probable reserves and other material that is not part of the measured, indicated, or inferred resource base. If mineral properties are developed and operations commence, capitalized costs will be charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property will be removed in the period abandoned or sold and a gain or loss will be recognized.
Property, plant, and equipment are recorded at cost. Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of plant and equipment and buildings and improvements generally range from ten to twenty years, and for certain equipment, from three to seven years. The estimated useful lives of furniture, fixtures, and computers range from three to ten years.
2.11	Reclamation Obligations
The Company has reclamation obligations arising from regulatory requirements to perform certain property and asset retirement activities at the end of the respective asset life. A reclamation obligation is recognized when incurred and is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The Company reviews, on at least an annual basis, the reclamation obligation at each property.
2.12	Intangible Assets
Intangible assets are assets which lack physical substance and are identifiable by either the separability criterion or the contractual-legal criterion. Useful lives of intangible assets are the periods over which they are expected to contribute directly or indirectly to future cash flows. At each reporting period, the useful lives of amortizing intangible assets are evaluated, and if the evaluation determines that the useful lives have changed, the carrying values of amortizing intangible assets are amortized over their remaining useful lives prospectively. The carrying amounts of intangible assets are reviewed for impairment whenever events or

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

changes in circumstances indicate that their carrying amount may not be recoverable. If the carrying amounts of intangible assets are not recoverable and exceed their fair value, the excess amount is recognized as an impairment. Once an impairment of an intangible asset has been recorded, it cannot be reversed.
2.13	Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities represent amounts the Company owes or estimates as owed to its vendors and service providers.
2.14	Convertible Notes Issued with Warrants
The Company accounts for convertible debt as a liability measured at amortized cost and amortizes debt discount from the allocation of proceeds to interest expense using the effective interest method over the expected term of the convertible debt. The Company allocates issuance costs between the convertible debt instruments and detachable warrants based on the relative fair value of each instrument. Detachable warrants are recorded and carried at amortized cost within additional paid-in capital.
2.15	Impairment of Long-lived Assets
The Company monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets, including property, plant, and equipment and intangible assets, may not be recoverable. When such events or changes in circumstances occur, the recoverability of long-lived assets is assessed by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the future undiscounted cash flow is less than the carrying amount of these assets, an impairment loss is recognized based on the excess of the carrying amount over the fair value of the assets.
2.16	Stock-Based Compensation
The Company recognizes stock-based compensation as an expense in the consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates the grant date fair value using the Black-Scholes option-pricing model, using the grant date share price, estimated volatility, the expected life of the awards, exercise price, the risk-free interest rate, and the expected dividend yield. Forfeitures are recognized as they occur. The expected life of an award is and will be based upon the mid-point of vesting and contractual term dates until the Company’s historical experience provides a sufficient history to act as the basis of determining the expected term. Estimated volatility is based on historical volatility derived from a group of publicly traded peer companies and will continue to be used until the Company’s publicly traded stock history provides a sufficient basis for estimating expected future volatility. The related expense is recognized on a straight-line basis using the requisite service period of the award and is included within the same class of expense in the consolidated statement of operations and comprehensive loss to which other compensation of the grantee is reported.
2.17	Income Taxes
Income taxes are computed using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating loss carry-forwards using enacted tax rates in effect in the years in which the differences are expected to reverse. This method generates either a net deferred income tax liability or asset for the Company, as measured by the statutory tax rates in effect. The Company derives its deferred income tax charge or benefit by recording the change in either the net deferred income tax liability or asset balance for the year. The financial statement effects of changes in tax law are recorded as income tax expense or benefit from continuing operations in the period enacted, regardless of the category of income or loss to which the deferred taxes relate.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

The Company’s deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with all other available positive and negative evidence.
The guidance on accounting for uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest, and penalties on income taxes, and accounting in interim periods. If incurred, the Company recognizes penalties and interest in interest expense.
Income tax expense or benefit consists of current income taxes payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.
2.18	Expense Classification
The Company classifies exploration drilling costs and costs associated with exploration drilling as ‘Exploration’ expenses on the statements of operations and comprehensive loss. Mine site maintenance expenses, rehabilitation expenses, underground pre-development expenses, and associated labor and other mine site expenses are classified as ‘Pre-Development’ expenses. Within ‘General and administrative’ expenses are administrative overhead expenses, administrative salaries, professional services expenses, and other expenses not attributed to ‘Exploration’ and ‘Pre-Development’ activities.
2.19	Basic and Diluted Earnings (Loss) Per Share
Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders, by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the diluted weighted average number of shares of common stock during the period. The diluted weighted average number of shares of common stock outstanding is the basic weighted number of shares adjusted for the dilutive effect of potential future issuances of common stock related to outstanding stock options and warrants, if any.
The dilutive effect of outstanding instruments convertible or exercisable into shares of common stock is reflected in diluted earnings (loss) per share by application of the treasury stock method. If the effect of instruments convertible or exercisable into shares of common stock is anti-dilutive, their effect is omitted from the calculation of earnings (loss) per share.
2.20	Commitments and Contingencies
In determining accruals and disclosures with respect to loss contingencies, the Company will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the consolidated financial statements when it is at least reasonably possible that a material loss could be incurred.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

The Company’s activities are subject to various laws, regulations, and permits governing the protection of the environment. These laws, regulations, and permits may change in the future. The Company has incurred, and expects to incur, expenditures to comply with such laws, regulations, and permits, but cannot predict the full amount of such future expenditures.
The Company is from time to time involved in various legal proceedings related to its business. Management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect on the Company’s financial condition or results of operations.
2.21	Related Party Transactions
The Company considers related parties to include: 1) affiliates of the entity; 2) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC 825, Financial Instruments, to be accounted for by the equity method by the investing entity; 3) trusts for the benefit of employees, and profit-sharing trusts that are managed by or under the trusteeship of management; 4) principal owners of the entity and members of their immediate families; 5) management of the entity and members of their immediate families; 6) other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; 7) and other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.
A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
2.22	Recently Adopted Accounting Standards
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company prospectively to all annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of ASU 2023-09 has not had a material effect on the Company’s financial statements and disclosures.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the new standard effective December 31, 2024.
2.23	Recent Accounting Pronouncements Not Yet Adopted
There were various updates recently issued by the FASB, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s reported financial position, results of operations, or cash flows.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires public business entities to provide disaggregated expense disclosures in the notes to the financial statements. The standard is effective for the Company beginning in fiscal year 2027, and the Company is currently assessing the impact of adoption.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

3.	PROPERTY, PLANT AND EQUIPMENT
3.1	Property, Plant, and Equipment
At December 31, 2025 and 2024, property, plant and equipment consisted of the following:

	December 31, 2025	December 31, 2024
	$	$
Mineral properties	17,954,729	17,954,729
Plant & equipment	21,291,320	17,101,427
Land	1,814,080	1,814,080
Buildings & improvements	13,850,717	13,700,503
Furniture, fixtures & computers	774,811	731,846
Property, plant & equipment at cost	55,685,657	52,577,503
Less: accumulated depreciation	(28,171,761)	(28,283,540)
Plus: Construction in Progress	6,776,646	1,274,918
Property, plant & equipment, net	34,290,542	24,293,963

No impairments of property, plant and equipment were recognized during the years ended December 31, 2025 and 2024. No depletion is currently being recognized on the category ‘mineral properties’, as the Company has not established proven and probable reserves, and the mine has not yet been placed in service. The Company recognized $848,552 and $576,842 of depreciation and amortization expense during the years ended December 31, 2025 and 2024, respectively. Accumulated depreciation was reduced by $960,331 and $Nil due primarily to asset disposals during the years ended December 31, 2025 and 2024, respectively.
3.2	Mineral Properties
The Company conducts exploration activities on patented and unpatented mining claims in the United States and is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights.
Sections of the Company’s holdings are subject to net smelter return royalties (“NSR Royalties”) that are payable to parties from whom mineral rights were acquired and/or leased. These royalty payments are triggered when the Company begins producing and selling metal-bearing concentrate. The NSR Royalties are based upon proceeds paid by smelters less certain costs, including costs incurred to transport the concentrates to the smelters, for mineralized material produced in the property area subject to the royalties (further information at Notes 3.2.1 through 3.2.6). No Company assets were in production during the years ended December 31, 2025 and 2024, and accordingly, the Company did not pay any royalties based on production or sales.
3.2.1	Sunshine Mine Core Area
The Company owns the Sunshine Mine Core Area, which includes patented and unpatented mining claims, surface access rights, and related infrastructure buildings and equipment. The property includes the mine, mill, and all support buildings, including the shops, mine dry, assay office, mine office, warehouse, hoist house and compressor building, and surface and underground equipment. The property also includes the Sunshine Silver/Copper Refinery, ConSil Mine and mill, and related infrastructure buildings and equipment.
Portions of the Sunshine Mine Core Area are subject to NSR Royalties formed under a settlement agreement and royalty deed entered into among SPMI (the prior mine operator), the U.S. government, and the Coeur d’Alene Tribe dated April 12, 2001 (collectively, the “2001 Consent Decree”). The 2001 Consent Decree settled environmental claims seeking reimbursement for remediation, restoration and other actions to address

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

environmental damages to the Coeur d’Alene River and other natural resources in the Coeur d’Alene Mining District in connection with the Bunker Hill Superfund Site. Pursuant to the 2001 Consent Decree, the Company is required to pay to the U.S. federal government and the Coeur d’Alene Tribe between a 0% (at a silver price below $6 per ounce) and 7% (at a silver price of $10 per ounce or higher) NSR Royalty in perpetuity.
All funds from this NSR Royalty must be used to pay for the remediation, restoration and other actions to address certain environmental damage to the Coeur d’Alene River and other natural resources located in the Coeur d’Alene Mining District. The area subject to this NSR Royalty covers substantially all of the mineral resources identified in the Sunshine Technical Report.
3.2.2	Silver Summit / ConSil Mine Royalty
Pursuant to the Deed of Royalty Interest entered into on May 31, 2005 between Hecla Mining Company and Sterling in connection with the purchase by the Company’s predecessor of the neighboring Consolidated Silver property (which generally consisted of the surface facilities and the underground working of the Silver Summit Mine), the Company is required to pay between a 2% (at a silver price below $5 per ounce) and 4% (at a silver price of $7 per ounce or higher) NSR Royalty to Hecla Mining Company as the assignee of Consil Corp. The area subject to this royalty surrounds the Silver Summit Mine / ConSil Mine, which lies east of the primary workings of the Sunshine Mine. This royalty runs in perpetuity with the claims.
3.2.3	Chester Group and Mineral Mountain Mining Claims
Effective February 3, 2021, the Company entered into an Amended and Restated Mineral Lease and Agreement with Chester Mining Company (“Chester”) (the “Chester Lease”), which amends, restates and consolidates in their entirety that certain Mining Lease and Agreement, dated as of February 4, 2004, by and between Sterling and Chester, and that certain Mining Lease and Agreement, dated as of February 5, 2004, by and between Sterling and Mineral Mountain Mining & Milling Company, the predecessor-in-interest to Chester, in order to, among other things, allow the Company to continue to explore for and mine the leased minerals. The 10-year Chester Lease ends in 2031 and is renewable for five additional ten-year terms. The Chester Lease requires the Company to pay an advance royalty of $42,000 annually until such time as a 3.25% NSR Royalty is payable. The Chester Lease also required a one-time payment of $50,000 in the shares of the Company’s common stock upon a third-party institutional investment in the Company if such investment occurred within nine months of the effective date of the Chester Lease or a one-time payment of $50,000 in cash if such investment did not occur within nine months of the effective date of the Chester Lease. Since such investment did not occur within the specified time period, the Company paid the $50,000 one-time payment in cash.
3.2.4	Metropolitan Mines Mining Claims
The Company leases mining claims from Metropolitan Mines Corporation, Ltd (“Metropolitan”) pursuant to an agreement, dated September 16, 2004, between Metropolitan and Sterling. The lease runs in perpetuity as long as the Company remains current on payments and can be cancelled by the Company at any time. The lease consists of two patented and 50 unpatented mining claims. These claims lay immediately to the south of the primary workings of the Sunshine Mine and to the west of the ConSil Mine. At depth, the claims intersect select veins that were historically mined from the Sunshine Mine. The Company’s lease with Metropolitan requires the Company to pay an advance royalty of $12,000 annually until such time as mineralized material is produced from the leased property. Upon production of mineralized material, Metropolitan is to be paid either 16% (with respect to production from the Yankee Girl vein) or 50% (with respect to production south of the Yankee Girl vein) of the net proceeds from the sale of materials produced from the mineralized material processed from these claims. Net proceeds will be determined by deducting certain production and operating costs from mineralized material sale proceeds with the applicable percentage of the net amount, if any, being paid as the royalty. Advance royalty payments will be deductible as costs once mineralized material production commences.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

3.2.5	Rock Creek
On March 1, 2006, Sterling entered into a mineral lease agreement with RCMC. The initial term of the lease is 25 years, which can be renewed for an additional 25-year term. The lease with RCMC requires the Company to pay an advance royalty of $500 monthly for the length of the initial term. It also requires that a work agreement of $50,000 within the first five years and $50,000 every five years thereafter be carried out on the property for the length of the lease.
3.2.6	American Silver Mining Company
Pursuant to a mineral lease agreement entered into on December 9, 2022 with American Silver Mining Company (“ASMC”) (the “ASMC Lease”), the Company leases 21 unpatented mining claims in Shoshone County. The initial term of the ASMC Lease is ten years but can be renewed for an additional ten-year term. In connection with the ASMC Lease, the Company is required to pay an advance royalty of $1,000 monthly for the length of the initial term of the ASMC Lease. If the ASMC Lease is renewed, the Company is required to pay an advance royalty of $1,500 monthly until such time as an NSR royalty of 2% is payable on all leased minerals mined, removed and sold by the Company during the lease term. The area subject to this royalty is east of the Coeur d’Alene Mines-Merger Mines Co.-Plainview Mining Co. claim block on the eastern boundary of the Sunshine Mine Core Area. The ASMC Lease requires that a work agreement of $50,000 within the first five years of the lease term or $100,000 within the ten-year lease term be carried out on the leased property.
3.2.7	Mineral Lease payments
Mineral lease expenses for the properties in Notes 3.2.3 through 3.2.6 are reported as general and administrative expenses on the consolidated statement of operations and comprehensive loss. The following table sets out lease payments made during the years ended December 31, 2025 and 2024.

Mineral Lease payments during the year ended	2025	2024
December 31,	$	$
Chester Group and Mineral Mountain Mining Claims	42,000	42,000
Metropolitan Mines Mining Claims	12,000	12,000
Rock Creek	6,000	6,000
American Silver Mining Company	12,000	12,000
Total	72,000	72,000

3.2.8	Mineral leases subject to minimum payments
The Company’s mineral leases are subject to minimum annual payments as summarized in the table below:

At December 31, 2025
$
2026	60,000
2027	60,000
2028	60,000
2029	60,000
2030 and thereafter	88,500
Total	328,500

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

4.	INTANGIBLE ASSETS
The following table summarizes the Company’s intangible assets at December 31, 2025 and 2024:

	2025	2024
Carrying value of intangible assets	$	$
At January 1,	—	—
Purchase of intellectual property	750,000	—
Less: Accumulated amortization and impairments	—	—
At December 31,	750,000	—

In January 2025, the Company entered into an exclusivity agreement (“IP Exclusivity Agreement”) to secure the Company’s right to acquire intellectual property. The intellectual property was comprised of all rights, title, and interest in and to all proprietary intellectual property, technical know-how, trade secrets, processes, methods, and associated documentation of, the leaching and recovery process (the “Leach IP”). The IP Exclusivity Agreement, in exchange for a $60,000 payment from the Company to the sellers, provided the Company with the right to an exclusive ninety (90) day period to conduct due diligence and determine whether it would buy the Leach IP. If completed by the Company, the Company would buy, free and clear of any liens or encumbrances, the Leach IP for payments totaling $750,000, inclusive of the $60,000 payment, and contingent consideration. The contingent consideration is $150,000, due to the sellers if the Company uses the Leach IP in the Sunshine Silver/Copper Refinery. In March 2025, the Company decided to proceed with the purchase, made payments totaling $690,000 to the sellers, and received the Leach IP. The contingent consideration did not meet the criteria for recognition as a liability because payment of the contingent consideration is dependent on the Company’s future use of the Leach IP in production (which is contingent on the outcome of multiple feasibility studies). The useful life of the Leach IP was determined to be equal to the life of the planned silver refinery, and amortization of the Leach IP will commence concurrent with the Company’s future silver refining operations. No impairment charges of intangible assets were recorded during the year ended December 31, 2025.
5.	FAIR VALUE MEASUREMENTS
Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
At December 31, 2025 and 2024, the Company’s financial assets and liabilities consisted of: cash and cash equivalents, restricted cash, accounts payable, notes payable to finance insurance premiums, and accrued liabilities. The carrying amounts of these financial instruments approximated their fair values due to their short maturities. None of these financial instruments were measured at Level 3, and there were no transfers between fair value hierarchy levels during the years ended December 31, 2025 and 2024.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

6.	RELATED PARTY TRANSACTIONS
Effective January 1, 2021, the Company entered into a related party management services agreement (“MSA”) with The Electrum Group LLC (“TEG”). TEG is a related party as its management is common to several companies which are together the majority shareholder group of the Company. Pursuant to the MSA, TEG provides various operational, accounting, and administrative services to the Company and charges the Company based on the actual time spent by its employees. Expenses incurred under the MSA are reported within ‘General and administrative’ expense on the consolidated statement of operations and comprehensive loss. During the years ended December 31, 2025 and 2024, the Company incurred expenses of $12,739 and $239,599, respectively, for the provision of services under the MSA. At both December 31, 2025 and 2024, $Nil was due by the Company to TEG.
On May 28, 2021, the Company entered into an agreement for strategic advisory services with a director, which was amended on October 24, 2022. During both years ended December 31, 2025 and 2024, the Company incurred $500,000 for the provision of services under the agreement. The expenses incurred under the agreement are reported within General and administrative on the consolidated statement of operations and comprehensive loss. At December 31, 2025 and 2024, $41,667 and $58,333, respectively, were payable by the Company to the director under this agreement.
In 2025, the Company engaged the services of a related party, Scout Discoveries, for exploration services. Scout Discoveries is a related party due to significant ownership of it by the Company’s majority shareholder group. During the year ended December 31, 2025, the Company incurred $231,714 for exploration services ($227,145 within General and administrative expense and $4,569 within Exploration expense on the consolidated statement of operations and comprehensive loss). During the year ended December 31, 2024, the Company accrued $15,528 for services (reported within General and administrative expense). At December 31, 2025 and 2024, $Nil and $15,528 were due to or accrued for Scout Discoveries, respectively.
Additional related party transactions are described at Notes 7, 8, 10, 11, and 13.
7.	NOTES PAYABLE
7.1	Summary of Notes Payable
The following table summarizes the activity in related party notes payable.

	Principal		Accrued Interest
	2025	2024	2025	2024
	$	$	$	$
At January 1,	9,000,000	—	510,600	—
ESUS II (Note 7.2)	—	6,500,000	437,832	485,267
ESUS (Note 7.3)	4,500,000	2,500,000	341,167	25,333
ESUS (Note 7.4)	13,100,000	—	206,600	—
Extinguishment with Offering Units (see Note 11)	(26,600,000)	—	(1,496,199)	—
At December 31,	—	9,000,000	—	510,600

The Company also used notes payable to finance insurance premiums during the years ended December 31, 2025 and 2024. See Note 7.5 for further information.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

7.2	Term Loan Agreement with Electrum Silver US II LLC (“ESUS II”) for Total Aggregate Principal Amount of $6,500,000

	Principal		Accrued Interest
	2025	2024	2025	2024
	$	$	$	$
At January 1,	6,500,000	—	485,266	—
Loan dated February 09, 2024	—	750,000	53,460	80,500
Loan dated March 14, 2024	—	300,000	20,976	28,800
Loan dated April 01, 2024	—	400,000	27,680	36,000
Loan dated April 17, 2024	—	400,000	27,440	34,000
Loan dated May 22, 2024	—	750,000	50,400	55,000
Loan dated June 12, 2024	—	1,000,000	66,360	66,333
Loan dated June 20, 2024	—	2,900,000	191,517	184,633
Extinguishment with Offering Units (see Note 11)	(6,500,000)	—	(923,099)	—
At December 31,	—	6,500,000	—	485,266

ESUS II is a shareholder of the Company that is under common control of the majority shareholder group of the Company and is a related party. On April 11, 2024, the Company entered into a term loan agreement with ESUS II for an aggregate total principal amount of $6,500,000 (the “ESUS II Note Payable”), receivable in tranches. The loan bore interest at a rate of 12% per annum, compounded annually. The unpaid principal and any accrued interest thereon was due the earlier of (a) the third anniversary of the loan agreement date, (b) the closing of a “Qualified Equity Financing”, or (c) the date on which all obligations under agreement became due and payable pursuant to default terms. A Qualified Equity Financing was defined as a financing by the Company pursuant to which the Company sells equity securities in an amount of at least $10,000,000 to investors unrelated to the lender. Principal and interest were due upon maturity, and early payments of principal and interest may have been made without penalty. The fair value (level three) of the note payable approximated its carrying value until its extinguishment based on the interest rate approximating estimated market rates for similar bonds at the date of issuance and extinguishment.
On July 15, 2025, the principal balance of $6,500,000 and accrued interest of $923,099 were extinguished with 1,855,770 Offering Units (as defined in Note 11.2).
7.3	Term Loan Agreement with Electrum Silver US LLC (“ESUS”) for Total Aggregate Principal Amount of $7,000,000

	Principal		Accrued Interest
	2025	2024	2025	2024
	$	$	$	$
At January 1,	2,500,000	—	25,333	—
Loan dated November 12, 2024	—	1,500,000	97,500	25,000
Loan dated December 31, 2024	—	1,000,000	65,000	333
Loan dated February 19, 2025	1,000,000	—	48,667	—
Loan dated March 11, 2025	2,000,000	—	84,000	—
Loan dated April 15, 2025	1,500,000	—	46,000	—
Extinguishment with Offering Units (see Note 11)	(7,000,000)	—	(366,500)	—
At December 31,	—	2,500,000	—	25,333

ESUS is a shareholder of the Company that is under common control of the majority shareholder group of the Company and is a related party. On November 12, 2024, the Company entered into a term loan agreement

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

with ESUS for an aggregate total principal amount of $7,000,000 (the “ESUS Note Payable”), receivable in tranches. The loan bore interest at a rate of 12% per annum, compounded annually. The unpaid principal and any accrued interest thereon were to mature on the earlier of (a) the third anniversary of the loan agreement date, (b) the closing of a Qualified Equity Financing, or (c) the date on which all obligations under agreement became due and payable pursuant to default terms. The Company could have prepaid in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment. The fair value (level three) of the note payable approximated its carrying value until its extinguishment based on the interest rate approximating estimated market rates for similar bonds at the date of issuance and extinguishment.
On July 15, 2025, the combined aggregate principal balance of $20,100,000 and combined aggregate accrued interest of $573,100 of the ESUS Note Payable and the ESUS April 2025 Note Payable (Note 7.4) were extinguished with 5,168,280 Offering Units (as defined in Note 11.2).
7.4	Term Loan Agreement with ESUS for Total Aggregate Principal Amount of $15,000,000

	Principal		Accrued Interest
	2025	2024	2025	2024
	$	$	$	$
At January 1,	—	—	—	—
Loan dated May 14, 2025	7,600,000	—	159,600	—
Loan dated June 27, 2025	5,000,000	—	31,667	—
Loan dated April 15, 2025	500,000	15,333
Extinguishment with Offering Units	(13,100,000)	(206,600)
At December 31,	—	—	—	—

On April 1, 2025, the Company entered into a term loan agreement with ESUS for an aggregate total principal amount of $15,000,000 (the “ESUS April 2025 Note Payable”). The ESUS April 2025 Note Payable allowed for loans up to a total aggregate amount of $15,000,000, receivable in tranches. The loan bore interest at 12% per annum, compounded annually. The unpaid principal and any accrued interest thereon were to mature on the earlier of (a) the third anniversary of the agreement date, (b) the closing of a Qualified Equity Financing, or (c) the date on which all obligations under the agreement became due and payable pursuant to default terms. The Company could have prepaid in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment. The fair value (level three) of the note payable approximated its carrying value until its extinguishment based on the interest rate approximating estimated market rates for similar bonds at the date of issuance and extinguishment.
On July 15, 2025, the combined aggregate principal balance of $20,100,000 and combined aggregate accrued interest of $573,100 of the ESUS Note Payable (Note 7.3) and the ESUS April 2025 Note Payable were extinguished with 5,168,280 Offering Units (as defined in Note 11.2).
7.5	Financing of Insurance Premiums with Note Payable with Original Principal Amount of $610,350
During 2025, the Company financed insurance premiums totaling $893,024 with a note payable of $756,946 and a down payment of $136,078 made to the lender. The lender made premium payments directly to the insurers. The note will be repaid with ten monthly payments of $78,039, which began in December of 2025. The note bears interest at 6.7% per annum. The balance owed at December 31, 2025 was $683,135.
During 2024, the Company financed insurance premiums totaling $610,350 with a note payable of $455,601 and a down payment of $154,948 made to the lender. The lender made premium payments directly to the insurers. The note was repaid with ten monthly payments of $47,163, beginning in December of 2024. The note bore interest at 7.7% per annum. The balance owed at December 31, 2024 was $411,161.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

8.	CONVERTIBLE NOTES
On September 2, 2022, the Company entered into convertible note purchase agreements (“Convertible Notes”) with ESUS and The Municipal Employee Retirement System of Michigan (“MERS”), which held approximately 20% of the outstanding common stock of the Company. At closing, ESUS’s principal amount was $15,714,608, which included the conversion of then-existing term loans totaling $12,650,000, accrued interest on the term loans of $714,608, and $2,350,000 in cash. MERS’s principal amount was $15,000,000, for an aggregate total principal amount of $30,714,608. In addition, ESUS was issued 2,739,640 warrants and MERS was issued 2,615,060 warrants. In connection with the issuance of the Convertible Notes, the Company recorded debt discounts and issuance costs of $4,974,903. The debt discount and issuance costs were composed of: $4,939,989, representing the proportionate fair value allocation to warrants, which were recorded as additional paid-in capital, and $34,914 in other costs of issuance. The Convertible Notes bore interest at an annual rate of 5%, compounding annually. The outstanding principal amount and accrued and unpaid interest were to become due and payable on September 2, 2025, but were converted before September 2, 2025. The Convertible Notes had an automatic conversion feature where, upon the consummation of a “Qualified Financing”, the outstanding principal amount plus accrued and unpaid interest would automatically convert into common stock at a price per share equal to the lesser of (a) the price per share of the Qualified Financing or (b) $2.87 per share. A Qualified Financing was defined as the next issuance of equity securities in a bona fide equity financing (including an initial public offering) resulting in gross proceeds to the Company, in the aggregate, of at least $25,000,000 from investors that are not affiliated with ESUS. On December 18, 2023, MERS transferred its convertible note and related warrants to another shareholder, Ospraie Real Assets Fund LP, which held approximately 20% of the outstanding common stock of the Company.
The Convertible Note holders agreed that the Offering (as defined in Note 11.2) was considered a Qualified Financing and the Convertible Note holders, ESUS and Ospraie, converted the combined total principal balance of $30,714,608 and combined total accrued interest of $4,618,730, for an aggregate total amount of $35,333,338, at $2.87 per share in exchange for 12,319,850 shares of common stock immediately prior to the Offering. The unamortized debt discount at the conversion date of $247,677 was deducted from the value of principal and interest recorded in additional paid-in capital upon conversion. The effective interest rate applicable from the issuance of the Convertible Notes until their conversion was 11.7%.
Interest-bearing short-term liabilities include the Convertible Notes and the notes payable described at Note 7.5. The weighted average interest rate of these interest-bearing short-term liabilities was 6.70% and 5.04% at December 31, 2025 and 2024, respectively, based upon their contractual rates.

	2025	2024
Carrying value of Convertible Notes	$	$
At January 1,	29,476,223	27,761,097
Amortization of debt discount	990,708	1,715,126
Conversion to common stock	(30,714,608)	—
Deduction of unamortized discount from Additional Paid in Capital	247,677	—
At December 31,	—	29,476,223
Unamortized debt discounts and issuance costs	—	1,238,385

	2025	2024
Accrued Interest - Convertible Notes	$	$
At January 1,	3,709,315	2,065,873
Interest expense	909,415	1,643,442
Conversion to common stock	(4,618,730)	—
At December 31,	—	3,709,315

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

9.	RECLAMATION OBLIGATIONS
The Company recorded accretion expense on the consolidated statements of operations and comprehensive loss related to the reclamation obligation of $110,750 and $103,991 during the years ended December 31, 2025 and 2024, respectively. The following table summarizes activity in the Company’s reclamation obligations:

	2025	2024
	$	$
At January 1,	1,703,850	1,599,859
Accretion expense	110,750	103,991
At December 31,	1,814,600	1,703,850

10.	WARRANTS
10.1	Warrant Activity Summary
The following table summarizes the activity in warrants for the years ended December 31, 2025 and 2024.

	Warrants	Weighted- average Exercise Price per Share	Weighted- average Remaining Contractual Term
	#	$/share	Years
Balance – December 31, 2023	5,354,700	$2.87	3.7
Balance – December 31, 2024 (Note 10.3)	5,354,700	$2.87	2.7
Issued (Note 10.4)	9,375,000	$5.00	1.7(1)
Balance – December 31, 2025	14,729,700	$4.23	1.7

(1)
These warrants were issued on various dates from July 15, 2025 and December 31, 2025, and expire on the later of two years from their issuance dates or six months following an initial public offering. The weighted average remaining contractual term presented assumes a life of two years for these warrants. See further information at Note 10.4.

10.2	Warrants Outstanding
The following table provides details of warrants outstanding at December 31, 2025:

	Number of Warrants	Exercise Price	Remaining Life
Expiry date	#	$/share	Years
July 15, 2027(1)	5,625,010	$5.00	1.5
July 21, 2027(1)	12,500	$5.00	1.6
September 2, 2027	5,354,700	$2.87	1.7
September 19, 2027(1)	62,500	$5.00	1.7
September 30, 2027(1)	430,340	$5.00	1.7
November 5, 2027(1)	1,875,000	$5.00	1.8
December 29, 2027(1)	1,369,650	$5.00	2.0
	14,729,700	$4.23	1.7

(1)	Warrant lives are the longer of two years, or six months after an initial public offering. This table assumes a two-year life. See further information at Note 10.4.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

The following table provides details of warrants outstanding at December 31, 2024:

	Number of Warrants	Exercise price	Remaining Life
Expiry date	#	$/share	Years
September 2, 2027	5,354,700	$2.87	2.7
	5,354,700	$2.87	2.7

10.3	Detachable Warrants Issued in Connection with Convertible Notes
In connection with the issuance of the Convertible Notes (Note 8), 5,354,700 warrants were issued. The warrants are convertible into the Company’s common stock at an exercise price of $2.87 per share. The warrants are exercisable for a whole number of shares of common stock until they expire on September 2, 2027. The Company accounts for the warrants as equity instruments based on the specific terms of the warrant agreement. The convertible debt carried at amortized cost was issued with equity-classified warrants, and proceeds from the issuance of convertible debt with warrants were allocated to each financial instrument based on the respective instrument’s proportionate fair value at the time of issuance. The assigned fair value of the warrants approximated 16% of the consideration received from each investor.
10.4	Warrants Issued Pursuant to the Offering
All 9,375,000 warrants issued during the year ended December 31, 2025, were issued as part of the Offering. They are exercisable for one share of common stock at a price of $5.00 per share for a period ending on the later of: (a) the second anniversary of the original issue date, or (b) six months after the closing of the Company’s first underwritten public offering of common stock. They were valued using the Black-Scholes option-pricing model, resulting in a value of $0.83 per warrant, for a total of $7,818,750. See Note 11.2 for further information.
11.	STOCKHOLDERS’ EQUITY (DEFICIT)
11.1	Authorized Share Capital, Rights of Shareholders, and Dividend Policy
On July 15, 2025, the Company adopted a Second Amended and Restated Certificate of Incorporation, which increased its authorized common stock to 150,000,000, with a par value of $0.001 per share. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, except on matters relating solely to terms of preferred stock. There is no preferred stock issued and outstanding. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion or exchange rights or other subscription rights. There are no redemption, retraction, purchase for cancellation, surrender or sinking or purchase fund provisions applicable to the common stock.
Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company’s Board of Directors out of funds legally available in accordance with the Company’s dividend policy (“Dividend Policy”). The Dividend Policy is as follows: the Company has never declared or paid any cash dividends on the Company’s capital stock. The Company does not intend to pay any dividends in the foreseeable future and currently intends to retain all future earnings to finance the Company’s business. Any determination to pay dividends to holders of the common stock in the future will be at the discretion of the Company’s Board of Directors and will depend upon such factors as earnings levels, capital requirements, requirements under the Delaware General Corporation Law, the terms of any debt agreements the Company may enter into, and other factors as the Board of Directors deems relevant.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

11.2	Offering of Equity Initially Closed on July 15, 2025
During 2025, the Company closed a private offering transaction of $75,000,000 (the “Offering”) in units (“Offering Units”) comprised of one share of common stock and one half-warrant exercisable into shares of common stock. Each Offering Unit was sold for $4.00. Each whole warrant is exercisable for one share of common stock at a price of $5.00 per share for a period ending on the later of: (a) the second anniversary of the original issue date, or (b) six months after the closing of the Company’s first underwritten public offering of common stock.
The Offering price was approved by the Company’s Board of Directors based primarily on management’s assessment of the value of the Sunshine Mine, which was consistent with a contemporaneous appraisal thereof. The Company’s Board of Directors considered the participation of both related and non-related investors in approving the transaction, and all parties participated at the same price of $4.00 per Offering Unit.
Total proceeds from non-related parties were $2,212,760 received in exchange for 553,190 Offering Units, representing approximately 3.0% of the Offering, and related parties participated for a total of $72,787,240 in exchange for 18,196,810 Offering Units, representing approximately 97.0% of the Offering.
ESUS made and fulfilled a commitment to purchase the balance of 7,500,000 Units, representing $30,000,000 of the $75,000,000 aggregate total Offering value, which were not issued to other investors, by December 31, 2025. Under this commitment, ESUS purchased 6,489,310 Offering Units for $25,957,240.
The Offering of $75,000,000 in Offering Units was closed in multiple cash tranches, as well as in extinguishment of debt for Offering Units. Cash totaling $46,903,801 was received by the Company in exchange for 11,725,950 Offering Units. The ESUS II Note Payable, the ESUS Note Payable, and the ESUS April 2025 Note Payable, with an aggregate total balance due of $28,096,199, were extinguished and exchanged for 7,024,050 Offering Units.
The following table provides a summary of the Offering by purchaser:

	Offering Units sold:		Sold for:
	Common Shares	Warrants	Cash	Debt Extinguishment	Total Sale Value
Purchaser	#	#	$	$	$
ESUS	15,883,540	7,941,770	42,861,041	20,673,100	63,534,141
ESUS II	1,855,770	927,890	—	7,423,099	7,423,099
Directors	250,000	125,000	1,000,000	—	1,000,000
Management	150,000	75,000	600,000	—	600,000
Other related parties	57,500	28,750	230,000	—	230,000
Non-related parties	553,190	276,590	2,212,760	—	2,212,760
Total	18,750,000	9,375,000	46,903,801	28,096,199	$75,000,000

No gain or loss was recognized as a result of the Offering. The proceeds were allocated to common stock and warrants at relative fair value using the Black-Scholes option-pricing model. The Black-Scholes option-pricing calculation was performed such that the value of common stock and warrants equaled the Offering value of $75,000,000, or $4.00 per Offering Unit. The result of the relative fair value allocation using this methodology was $3.58 per share of common stock and $0.42 per half-warrant. The following table presents the inputs and results of the allocation:

Black-Scholes Option Pricing Model Inputs	Basis	Input Value
Annualized volatility	Volatility of publicly traded peers	67.5%
Expected term in year	Weighted-average expected term	1.50
Dividend yield	Nil expected during the expected term	0%

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

Black-Scholes Option Pricing Model Inputs	Basis	Input Value
Risk-free rate	Risk-free U.S. Treasury yield over the expected term	4.04%
Exercise price	Offering agreements	$5.00

Black-Scholes Option Pricing Model Price	Basis	$/share
Common stock price	Relative fair value allocated by solving Black-Scholes option-pricing model such that the fair value of one common share plus the fair value of one half-warrant equals the Offering Unit price of $4.00	$3.58
Half-warrant price	Same basis as described for common stock price	$0.42
Whole warrant price	Same basis as described for common stock price	$0.83

12.	LOSS PER SHARE
The following table presents net loss per share of common stock – basic:

	Years ended December 31,
	2025	2024
Numerator: Net loss	$(34,743,295)	$(12,892,015)
Denominator: Weighted average number of basic shares of common stock	97,291,648	85,439,630
Basic and diluted loss per share of common stock	(0.36)	(0.15)

The following were excluded from diluted loss per share because the Company incurred net losses and the effect would be anti-dilutive.

	Years ended December 31,
	2025	2024
Warrants exercisable for $2.87 per share	5,354,700	5,354,700
Stock options exercisable for $3.04 per share	500,000	500,000
Convertible notes payable convertible for $2.87 per share	—	12,002,760
Total	5,854,700	17,857,460

13.	STOCK-BASED COMPENSATION
13.1	Information about Long Term Incentive Plan
On May 28, 2021, SSMR created the 2021 Long Term Incentive Plan under which stock options, stock appreciation rights, stock awards, or cash awards could be issued to employees, consultants, and directors of the Company. On July 15, 2025, the Board of Directors and the Stockholders of the Company ratified an amended Long Term Incentive Plan (“Amended LTIP”) allowing for stock awards representing up to 10% of the Company’s outstanding common stock on a rolling basis. If an award for any reason expires or otherwise terminates without having been exercised in full for any reason, or if all or any portion of the common stock subject to an award are forfeited for any reason, the common stock subject to such unexercised or forfeited award shall revert to the Amended LTIP, and may again become available for the grant of one or more awards under the Amended LTIP. The maximum number of shares of common stock that may be issued as incentive stock options under the Amended LTIP is thirty million (30,000,000).
The Amended LTIP is administered by the Company’s Board of Directors, or its designated committee (“LTIP Committee”). The minimum number of individuals required to serve on the LTIP Committee, each of

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

whom must be a non-employee director and independent, is two. The LTIP Committee has the power to: determine which eligible participants shall be granted awards; the timing and type of awards; construe and interpret the Amended LTIP and awards granted under it; and establish, amend, and revoke rules and regulations for its administration.
13.2	Stock Option Activity Summary

	Shares	Weighted average Exercise Price per Share	Weighted average Remaining Contractual Term
	#	$/share	Years
Balance – December 31, 2023	1,000,000	$4.57	7.4
Balance – December 31, 2024	1,000,000	$4.57	6.4
Granted	7,623,000	$4.00
Forfeited	(50,000)	$4.00
Balance – December 31, 2025	8,573,000	$3.94	9.1

At December 31, 2025, 3,077,950 stock options were available to be granted under the Amended LTIP.
For the year ended December 31, 2025, no options expired or were exercised.
13.3	Stock Options Outstanding
Stock options outstanding have contractual terms of 10 years from the grant date. All options issued and outstanding are exercisable at their vesting dates.
Options granted during 2021 vest over a 5-year requisite service period, with vesting occurring in equal monthly installments from grant date, subject to continued service.
Options granted during 2025 vest over a 3-year requisite service period, with vesting occurring in equal yearly installments from grant date, subject to continued service.
The following table provides details of stock options outstanding at December 31, 2025:

	Number	Exercise price	Remaining Life	Future Vesting Expense
Expiry date	#	$/share	Years	$
5/28/2031	500,000	$3.04	5.4	$78,208
5/28/2031	500,000	$4.00	5.4	$95,645
7/14/2035	6,790,000	$4.00	9.5	$14,583,873
7/31/2035	133,000	$4.00	9.6	$290,241
12/15/2035	650,000	$4.00	10.0	$1,589,827
Total / weighted-average	8,573,000(1)	$3.94(2)	9.1(2)	$16,637,794(1)

(1)	Amount is total
(2)	Amount is weighted-average

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

The following table provides details of stock options outstanding at December 31, 2024:

	Number	Exercise price	Remaining Life	Future Vesting Expense
Expiry date	#	$/share	Years	$
5/28/2031	500,000	$6.09	6.4	$269,308
5/28/2031	500,000	$3.04	6.4	$265,908
Total / weighted-average	1,000,000(1)	$4.57(2)	6.4(2)	$535,216(1)

(1)	Amount is total
(2)	Amount is weighted-average
13.4	Vested and Exercisable Stock Options
The following table provides the number, weighted-average grant date fair values, weighted-average exercise prices and weighted-average remaining life of vested and exercisable stock options at the following dates:

	Number	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Life
At December 31,	#	$/Share	$/Share	Years
2023	516,670	$1.89	$4.57	7.4
2024	716,670	$1.89	$4.57	6.4
2025	916,670	$1.85(1)	$3.52	5.4

(1)	Reflects the original grant date fair value and modification date fair value of 500,000 stock options (see Note 13.7).
The fair value of the stock options which vested during the years December 31, 2025 and 2024, was $553,990 and $377,800, respectively. The fair value of the stock options which vested during the year ended December 31, 2025, includes the incremental fair value of the modification of 500,000 stock options (see Note 13.7).
The intrinsic value of vested stock options at December 31, 2025 and 2024, was $247,042 and $193,143, respectively, based upon the fair value per share of common stock based upon the Offering.
13.5	Nonvested Stock Options
The following tables provide the number, weighted-average grant date fair values, weighted-average exercise prices of nonvested and exercisable stock options and weighted-average remaining life at the following dates:

	Number	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Life
Nonvested Stock Options	#	$/Share	$/Share	Years
December 31, 2023	483,330	$1.89	$4.57	7.4
December 31, 2024	283,330	$1.89	$4.57	6.4
December 31, 2025	7,656,330	$2.57	$4.00	9.5

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

13.6	Stock Option Grants
During the year ended December 31, 2025, the Company granted 7,623,000 stock options. The following table summarizes the terms of stock options granted:

Number Granted	Date Granted	Vesting	Expiry Date	Exercise Price
5,510,000	July 15, 2025	One-third on July 15, 2026, 2027, and 2028	July 15, 2035	$4.00
1,330,000	July 15, 2025	One-third on March 17, 2026, 2027, and 2028	July 15, 2035	$4.00
133,000	July 31, 2025	One-third on July 31, 2026, 2027, and 2028	July 31, 2035	$4.00
650,000	December 15, 2025	One-third on November 11, 2026, 2027, and 2028	December 15, 2035	$4.00
7,623,000

No stock options were granted during the year ended December 31, 2024.
The following table summarizes the weighted-average inputs used to value stock option grants during the year ended December 31, 2025:

Black-Scholes Option-Pricing Model Input	Basis	Year ended December 31, 2025
Weighted-average expected volatility	Volatility of publicly traded peers	80.7%
Weighted-average expected life in years	Mid-point of vesting and expiry dates	6.5
Weighted-average dividend yield	No dividends over the expected term	0%
Weighted-average risk-free rate	Risk-free U.S. Treasury yield over the expected term	4.12%
Weighted-average exercise price	Underlying stock option agreements	$4.00
Weighted-average stock price	Relative fair value of common share in the Offering (see Note 11.2)	$3.58

Black-Scholes Option Pricing Model Price		$/share
Weighted-average grant date fair value		$2.58

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

13.7	Modification of Option Grant
During 2025, the exercise price of 500,000 options of one grantee, a director, were modified from $6.09 to $4.00. The incremental fair value of the modification of vested options of $159,549 was expensed immediately, and the incremental fair value of $33,844 for the unvested portion will be recognized ratably over the remaining service period. The inputs used to value the incremental fair value of the modification were as follows:

Black-Scholes Option Pricing Model Input	Basis	Inputs for Value of Modification	Inputs for Value Prior to Modification
Annualized volatility	Volatility of publicly traded peers	70.6%	70.6%
Expected term in year	Mid-point of vesting and expiry terms	3.37	3.37
Dividend yield	No dividends over the expected term	0%	0%
Risk-free rate	Risk-free U.S. Treasury yield over the expected term	3.88%	3.88%
Exercise price	Option agreements	$4.00	$6.09
Common stock price	Value of common share in the Offering	3.58	3.58
Grant Date Fair Value Measured by Black-Scholes Option-Pricing Model		$/share	$/share
Fair value		$1.75	$1.36

13.8	Expense from Option Vesting
During the year ended December 31, 2025, the Company recognized stock-based compensation expense from the vesting of stock options in ‘General and administrative’ expense of $3,186,484 and in ‘Pre-Development’ expense of $377,734, which are the classes of expense to which the grantees’ other compensation expense is charged in accordance with the Company’s expense classification policy. During the year ended December 31, 2024, the Company recognized $377,800 in stock-based compensation expense from the vesting of stock options in General and administrative expense.
14.	SALES
During the years ended December 31, 2025 and 2024, the Company sold 11,158 ounces and 1,539 ounces of silver from metals inventory, which generated sales of $501,293 and $96,075 and costs of goods sold of $344,178 and $47,009, respectively. The metals inventory was from previous mining activity prior to the Sunshine Mine ceasing operations in 2001.
Metals inventory and costs of goods sold are reported at average cost.
15.	INCOME TAXES
The Company’s loss before income taxes in the U.S. was $34,743,295 and $12,892,015 for the years ended December 31, 2025 and 2024, respectively. There was no current or deferred income tax expense (benefit) for the years ended December 31, 2025 and 2024.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

A reconciliation of the actual income tax benefit and the tax computed by applying the applicable U.S. income tax rate (21%) to the loss before income taxes is as follows:

	Year ended December 31,
	2025		2024
	$	% of Pretax Loss	$	% of Pretax Loss
Tax provision (benefit)	(7,296,092)	21.0%	(2,707,323)	21.0%
State tax (benefit)	(1,454,197)	4.2%	(579,593)	4.5%
Other	264,056	(0.7%)	60,819	(0.4%)
Change in valuation allowance	8,486,233	(24.4%)	3,226,097	(25.0%)
Total income tax expense (benefit)	—	0.0%	—	0.0%

For the years ended December 31, 2025 and 2024, the Company increased its valuation allowance on all deferred tax assets by $8,486,233 and $3,266,097, respectively, due to uncertainty regarding future realization.
The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income before provision for income taxes primarily due to the valuation allowance and expenses that are deductible for financial reporting purposes that are not deductible for tax purposes.
The components of the net deferred tax assets are summarized as follows (the Company did not have any deferred tax liabilities):

	December 31,
	2025	2024
	$	$
Mineral properties	8,559,969	8,585,776
Property, plant and equipment	945,500	956,158
Exploration and development	4,265,714	2,245,558
Operating loss carryforward	12,017,284	7,097,333
Stock options	1,250,689	357,342
Interest	2,709,970	2,079,298
Other	107,322	48,750
Total deferred tax assets	29,856,448	21,370,215
Valuation allowance	(29,856,448)	(21,370,215)
Total deferred tax assets	—	—
Net deferred income tax assets	—	—

A deferred tax asset or liability is recognized at each financial statement date by applying the enacted tax rates expected in the periods in which the deferred tax asset or liability is expected to be realized or settled, in order to measure the deferred income tax consequences of temporary differences that will result in net taxable or deductible amounts in future years.
The Company recorded a valuation allowance on its net deferred tax assets to reduce the total to an amount that management believes will more likely than not be realized. Realization of deferred tax assets is dependent on sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The net change in the valuation allowance for the deferred tax assets was an increase of $8,496,131 and $3,226,097 for the years ended December 31, 2025 and 2024, respectively.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

A significant factor in the Company’s assessment of its realization of its net deferred tax assets is its history of cumulative losses. Based on this negative evidence of cumulative losses, the Company concluded that it is more likely than not that it will not realize its net deferred tax assets and records a valuation allowance to fully reserve its net deferred tax assets. As of December 31, 2025 and 2024 the Company continues to have a cumulative loss from prior years. As such, the Company continues to carry a valuation allowance to fully reserve its net deferred tax assets.
As of December 31, 2025, the Company had $47,712,247 of net operating loss carryforwards (“NOLs”) in the federal and Idaho state jurisdictions from continuing operations. The federal NOLs may be carried forward indefinitely while the state NOLs will expire annually in 2040 through 2045. The table below shows the expiration dates of the state NOLs at December 31, 2024.

State NOL Year Incurred	State NOL Amount	NOL Expiration
	$
2020	655,492	2040
2021	5,011,060	2041
2022	6,104,720	2042
2023	8,037,400	2043
2024	8,025,043	2044
2025	19,878,532	2045
Total	47,712,247

The Company files U.S. Federal and Idaho income tax returns. The statute of limitations for tax returns filed is three years from the date of filing. Tax returns for 2021 through 2024 remain subject to audit. The 2025 return is unfiled as of the date of these consolidated financial statements.
As of December 31, 2025, the Company has no unrecognized tax benefits and did not have any increases or decreases in unrecognized tax benefits during the year ended December 31, 2025, as it is more likely than not that all tax positions have a high probability of being upheld by the taxing authorities. No interest or penalties were recognized during the periods presented.
16.	BUSINESS SEGMENTS
The Company is organized into one operating segment, which conducts exploration and development of mineral properties and thus has identified one reportable segment: Exploration and Development. In determining the reportable segment, management evaluated the basis of organization of the Company, including that all of the entity’s business activities are focused on acquisition, exploration, and development of mineral properties in the same geographic location and the Company manages the business activities on a consolidated basis. The Company has not derived any revenues from production since its 2020 reorganization, and the Company’s costs are mainly derived from the same activities on the Company’s properties. Additionally, all the mineral properties have similar discovery and permitting processes, as well as expected shared future facilities and mineral exploration targets.
The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. Exploration labor, pre-development labor, pre-development materials and other directly related expenses, and general and administrative labor are components and significant expenses of the measure of net loss used by the CODM to allocate resources to exploration and development activities. The CODM monitors budget versus actual results to assess the performance of the segment. The CODM also reviews expenditures for any capital or long-lived asset acquisitions, which are included in the statement of cash flows. Total segment assets are reported on the balance sheet. Segment information is prepared on the same basis that the CODM manages segment performance, evaluates financial results, and makes key operating decisions.

Sunshine Silver Mining & Refining Company
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2025
Expressed in United States Dollars, unless otherwise indicated

The following table summarizes the components and significant expenses of the measure of net loss:

	Year ended December 31,
	2025	2024
	$	$
Exploration:
Labor and contractor services	256,913	—
Other	4,834	—
Total Exploration	261,747	—
Pre-Development:
Labor and contractor services	10,018,635	1,521,376
Materials and other directly related costs	6,311,368	1,048,885
Other	660,221	91,489
Total Pre-Development	16,990,224	2,661,750
General and Administrative
Labor and contractor services	8,514,880	3,111,901
Other	5,569,270	2,637,166
Total General and Administrative	14,084,150	5,749,067

17.	COMMITMENTS AND CONTINGENCIES
The Company has no other material commitments or contingencies outside of those disclosed in these financial statements. The Company owes contingent consideration of $150,000 upon use of intellectual property in the Sunshine Silver/Copper Refinery (see further information at Note 4).
18.	SUBSEQUENT EVENTS
The Company evaluated events after December 31, 2025, and through the date the consolidated financial statements were issued on April 3, 2026, and no material subsequent events were identified for disclosure.
On May 10, 2026, the Company’s shareholders approved a 10-for-1 split of its common stock. In connection with the stock split, the number of authorized shares of common stock was increased to 150,000,000, while the par value per share remained unchanged at $0.001. All share, per-share, warrants and stock options presented in the accompanying consolidated financial statements have been retroactively adjusted for all periods presented to reflect the 10-for-1 stock split.
In addition, following completion of the public offering, the number of authorized shares of common stock will be increased to 3,500,000,000, and the number of authorized shares of preferred stock will be increased to 250,000,000.

Sunshine Silver Mining & Refining Company
Condensed Consolidated Balance Sheets
Unaudited, expressed in United States Dollars

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2026	December 31, 2025
	$	$
ASSETS
Current assets
Cash and cash equivalents	18,601,311	30,975,991
Prepaid expenses	920,720	1,282,034
Materials and supplies inventory	378,559	377,269
Other current assets	1,774,217	888,640
Total current assets	21,674,807	33,523,934
Restricted cash	275,039	275,039
Property, plant and equipment, net	37,296,857	34,290,542
Intangible assets	750,000	750,000
TOTAL ASSETS	59,996,703	68,839,515
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	4,769,055	2,562,528
Accrued liabilities	2,788,250	2,218,413
Note payable	459,216	683,135
Total current liabilities	8,016,521	5,464,076
Reclamation obligations	1,844,087	1,814,600
TOTAL LIABILITIES	9,860,608	7,278,676
Commitments and contingencies (Note 11)
STOCKHOLDERS’ EQUITY
Common stock - $0.001 par value, 150,000,000 shares authorized, 116,509,480 issued and outstanding at March 31, 2026 and December 31, 2025	116,509	116,509
Additional paid-in capital	267,848,494	266,021,748
Accumulated deficit	(217,828,908)	(204,577,418)
Total Stockholders’ Equity	50,136,095	61,560,839
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	59,996,703	68,839,515

The accompanying notes are an integral part of these condensed consolidated financial statements.

Sunshine Silver Mining & Refining Company
Condensed Consolidated Statements of Operations and Comprehensive Loss
Unaudited, expressed in United States Dollars

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended March 31,
	2026	2025
	$	$
Sales	—	40,690
Operating expenses:
Pre-Development	7,400,328	1,110,907
General and administrative	5,598,803	1,613,999
Depreciation and amortization	365,433	133,033
Cost of goods sold	—	19,915
Accretion expense	29,487	27,688
Operating loss	(13,394,051)	(2,864,852)
Other income (expense):
Interest expense	(10,197)	(1,177,127)
Interest income	152,758	1,696
Total other income (expense)	142,561	(1,175,431)
Income and mining tax expense	—	—
Net and comprehensive loss	(13,251,490)	(4,040,283)
Basic and diluted loss per share of common stock	(0.11)	(0.05)
Weighted average number of basic and diluted shares of common stock outstanding	116,509,480	85,439,630

The accompanying notes are an integral part of these condensed consolidated financial statements.

Sunshine Silver Mining & Refining Company
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
Unaudited, expressed in United States Dollars

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock
	Number of common shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
	#	$	$	$	$
Balance – December 31, 2025	116,509,480	116,509	266,021,748	(204,577,418)	61,560,839
Stock-based compensation	—	—	1,826,746	—	1,826,746
Net loss	—	—	—	(13,251,490)	(13,251,490)
Balance – March 31, 2026	116,509,480	116,509	267,848,494	(217,828,908)	50,136,095

	Common Stock
	Number of common shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
	#	$	$	$	$
Balance – December 31, 2024	85,439,630	85,440	152,402,938	(169,834,123)	(17,345,745)
Stock-based compensation	—	—	94,450	—	94,450
Net loss	—	—	—	(4,040,283)	(4,040,283)
Balance – March 31, 2025	85,439,630	85,440	152,497,388	(173,874,406)	(21,291,578)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Sunshine Silver Mining & Refining Company
Condensed Consolidated Statements of Cash Flows
Unaudited, expressed in United States Dollars

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2026	2025
	$	$
Cash Flows from Operating activities:
Net loss	(13,251,490)	(4,040,283)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	365,433	133,033
Stock-based compensation	1,826,746	94,450
Reclamation obligation accretion	29,487	27,687
Convertible notes discount amortization	—	454,917
Changes in operating assets and liabilities:
Prepaid expenses	361,314	159,074
Materials and supplies inventory	(1,290)	12,184
Metals inventory	—	19,915
Other current assets	(885,577)	1,593
Accounts payable	369,658	82,093
Accrued liabilities	569,837	103,229
Accrued interest	—	715,154
Net cash used in operating activities	(10,615,882)	(2,236,954)
Cash Flows from Investing activities:
Additions to property, plant and equipment	(1,534,879)	(291,685)
Additions to intangible assets	—	(60,000)
Net cash used in investing activities	(1,534,879)	(351,685)
Cash Flows from Financing activities
Payments of note payable for insurance premium financing	(223,919)	(134,433)
Proceeds from notes payable	—	3,000,000
Net cash (used in) provided by financing activities	(223,919)	2,865,567
Increase (decrease) in Cash and cash equivalents and Restricted cash	(12,374,680)	276,928
Cash and cash equivalents and Restricted cash, beginning	31,251,030	2,242,885
Cash and cash equivalents and Restricted cash, ending	18,876,350	2,519,813
Supplemental Cash Flow Information:
Interest paid	10,197	7,056

The accompanying notes are an integral part of these condensed consolidated financial statements.

Sunshine Silver Mining & Refining Company
Notes to the Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2026 and 2025
Unaudited, expressed in United States Dollars, unless otherwise indicated

1.	BASIS OF PRESENTATION
The interim condensed consolidated financial statements (“Interim Financial Statements”) of Sunshine Silver Mining & Refining Company, a Delaware corporation, and its subsidiaries (collectively, “SSMR,” “we,” “us,” or the “Company”) are unaudited. In the opinion of management, all normal recurring adjustments and disclosures necessary for a fair presentation of these Interim Financial Statements have been included. The results reported in these Interim Financial Statements are not necessarily indicative of the results that may be reported for the entire year. These Interim Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025, as filed with the SEC on this Form S-1. The year-end balance sheet data was derived from the audited financial statements and certain information and footnote disclosures required by GAAP have been condensed or omitted. These Interim Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and are expressed in U.S. Dollars. The Interim Financial Statements reflect the consolidation of SSMR and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
On May 10, 2026, the Company’s shareholders approved a 10-for-1 split of its common stock. In connection with the stock split, the number of authorized shares of common stock was increased to 150,000,000, while the par value per share remained unchanged at $0.001. All share, per-share, warrants and stock options presented in these Interim Financial Statements have been retroactively adjusted for all periods presented to reflect the 10-for-1 stock split. In addition, following completion of the public offering, the number of authorized shares of common stock will be increased to 3,500,000,000, and the number of authorized shares of preferred stock will be increased to 250,000,000.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1	Liquidity and Capital Resources
These Interim Financial Statements have been prepared on a going-concern basis under which the Company is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. The Company has a history of operating losses and cash used in operations, which are expected to continue until profitable operations commence, and which are significant in relation to the Company’s ability to satisfy its liabilities in the normal course of business. However, the Company received an unlimited financial support commitment letter from Electrum Silver US LLC (“ESUS”), the Company’s largest stockholder, to ensure that the Company is able to satisfy its obligations as a going concern through June 30, 2027. Working capital deficits, operating losses, and cash used in operations are expected until, or if, profitable operations commence, acknowledging that periods of positive working capital may occur based upon the timing and expenditure of financing proceeds.
2.2	Risks and Uncertainties
As a mining exploration and development company, the Company’s growth and future profitability depend significantly on the prevailing prices of minerals, primarily of silver. Commodity prices are historically volatile and mineral prices may fluctuate significantly in the future. A substantial or extended decline in mineral prices could have a material adverse effect on the Company’s financial position, results of operations, cash flows, and access to capital. The carrying value and recoverability of the Company’s investments are dependent on its ability to generate revenues from operations, which depends upon significant further financing to conduct exploration and development activities, demonstrate economic feasibility of the Sunshine Mine, construct mining infrastructure, and commence mining operations. A lack of access to capital may negatively impact the Company’s ability to commence mining operations.
In addition to changes in mineral prices, other factors, such as: changes in exploration plans; increases in costs; geotechnical failures; changes in social, environmental, or regulatory requirements; and public health conditions can adversely affect the Company’s ability to recover its investment in exploration and development assets, and could result in impairment charges.

Sunshine Silver Mining & Refining Company
Notes to the Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2026 and 2025
Unaudited, expressed in United States Dollars, unless otherwise indicated

2.3	Recent Accounting Pronouncements Not Yet Adopted
There were various updates recently issued by the FASB, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s reported financial position, results of operations, or cash flows.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires public business entities to provide disaggregated expense disclosures in the notes to the financial statements. The standard is effective for the Company beginning in fiscal year 2027, and the Company is currently assessing the impact of adoption.
3.	FAIR VALUE MEASUREMENTS
Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
At March 31, 2026 and December 31, 2025, the Company’s financial assets and liabilities consisted of: cash and cash equivalents, restricted cash, accounts payable, notes payable to finance insurance premiums, and accrued liabilities. The carrying amounts of these financial instruments approximated their fair values due to their short maturities. None of these financial instruments were measured at Level 3, and there were no transfers between fair value hierarchy levels during the three-month period ended March 31, 2026.
4.	RECLAMATION OBLIGATIONS
The Company recorded accretion expense on the condensed consolidated statements of operations and comprehensive loss related to the reclamation obligation of $29,487 and $27,688 during the three months ended March 31, 2026 and 2025, respectively.
5.	WARRANTS
At March 31, 2026 and 2025, warrants to acquire 14,729,700 shares of common stock with a weighted-average exercise price of $4.23 and a weighted-average remaining life of 1.4 years, and warrants to acquire 5,354,700 shares of common stock with a weighted-average exercise price of $2.87 and a weighted-average remaining life of 2.4 years were outstanding, respectively. No warrants were issued, exercised, expired, forfeited, or cancelled during the three months ended March 31, 2026 and 2025. See Note 10 to the consolidated financial statements for the year ended December 31, 2025 for information about the terms of warrants.
Subsequent to March 31, 2026, on April 29, 2026, the terms of the warrant held by Ospraie to acquire 2,615,060 shares of the Company’s common stock and the terms of the warrant held by ESUS to acquire 2,739,640 shares of the Company’s common stock, were amended. The warrants were amended to cause the automatic cashless exercise of the warrants upon an initial public offering of shares of the Company’s common stock for all shares not previously exercised, if the fair market value per share exceeds the unmodified exercise price of $2.87 per share.

Sunshine Silver Mining & Refining Company
Notes to the Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2026 and 2025
Unaudited, expressed in United States Dollars, unless otherwise indicated

6.	LOSS PER SHARE
The following table presents net loss per share of common stock – basic:

	Three months ended March 31,
	2026	2025
Numerator: Net loss	($13,251,490)	($4,040,283)
Denominator: Weighted average number of basic shares of common stock	116,509,480	85,439,630
Basic and diluted loss per share of common stock	($0.11)	($0.05)

The following were excluded from diluted loss per share because the Company incurred net losses and the effect would be anti-dilutive.

	Three months ended March 31,
	2026	2025
Warrants exercisable for $2.87 per share	5,354,700	5,354,700
Stock options exercisable for $3.04 per share	500,000	500,000
Convertible notes payable and accrued interest convertible for $2.87 per share of common stock	—	12,148,330
Total	5,854,700	18,003,030

7.	STOCK-BASED COMPENSATION
No stock options were granted, exercised, expired, forfeited, or cancelled during the three months ended March 31, 2026 and 2025.
Stock options outstanding and their weighted-average exercise price at March 31, 2026 and 2025 were as follows:

March 31, 2026			March 31, 2025
Stock Options	Weighted- average exercise price	Weighted- average remaining life	Stock Options	Weighted- average exercise price	Weighted- average remaining life
#	$/share	Years	#	$/share	Years
8,573,000	$3.94	8.8	1,000,000	$4.57	6.2

The Company recognized stock-based compensation expense from stock options as follows:

	Three months ended March 31,
	2026	2025
	$	$
General and administrative expense	1,622,506	94,450
Pre-development expense	204,240	—
	1,826,746	94,450

At March 31 2026 and 2025, unrecognized compensation expense for stock options was $14,862,349 and $436,540, respectively.
8.	SALES
There were no silver sales during the three months ended March 31, 2026. During the three months ended March 31, 2025, the Company sold 652 ounces of silver from metals inventory, which generated sales of $40,690 and costs of goods sold of $19,915. The metals inventory was from previous mining activity prior to the Sunshine Mine ceasing operations in 2001.

Sunshine Silver Mining & Refining Company
Notes to the Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2026 and 2025
Unaudited, expressed in United States Dollars, unless otherwise indicated

9.	INCOME AND MINING TAXES
A reconciliation of the actual income tax benefit and the tax computed by applying the applicable U.S. income tax rate (21%) to the loss before income taxes is as follows:

	Three months ended March 31,
	2026		2025
	$	% of Pretax Loss	$	% of Pretax Loss
Tax provision (benefit)	(2,782,813)	21.0%	(848,459)	21.0%
State tax (benefit)	(554,647)	4.2%	(181,813)	4.5%
Other	80,634	(0.6%)	15,205	(0.4%)
Change in valuation allowance	3,256,827	(24.6%)	1,015,067	(25.1%)
Total income tax expense (benefit)	—	—%	—	—%

10.	BUSINESS SEGMENTS
The Company is organized into one operating segment, which conducts exploration and development of mineral properties and thus has identified one reportable segment: Exploration and Development. The Company regularly reviews its segment reporting for alignment with its strategic goals and operational structure as well as for evaluation of business performance and allocation of resources by the Company’s Chief Operating Decision Maker (“CODM”).
The following table summarizes the components and significant expenses of the measure of net loss:

	Three Months Ended March 31,
	2026	2025
	$	$
Pre-Development:
Labor and contractor services	4,537,911	502,258
Materials and other directly related costs	2,784,994	594,772
Other	77,423	13,877
Total Pre-Development	7,400,328	1,110,907
General and Administrative
Labor and contractor services	3,707,261	863,866
Other	1,891,542	750,133
Total General and Administrative	5,598,803	1,613,999

11.	COMMITMENTS AND CONTINGENCIES
The Company owes contingent consideration of $150,000 upon use of intellectual property in its planned silver refinery. The Company has no other material commitments or contingencies outside of those disclosed in these financial statements and the consolidated financial statements for the year ended December 31, 2025.

Sunshine Silver Mining & Refining Company
Notes to the Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2026 and 2025
Unaudited, expressed in United States Dollars, unless otherwise indicated

12.	SUBSEQUENT EVENTS
The Company evaluated events after March 31, 2026, and through May 11, 2026, which represents the date the Interim Financial Statements were issued. The Company has concluded that no subsequent events have occurred that require disclosure, except as described below or otherwise disclosed in the Interim Financial Statements.
On May 10, 2026, the Company entered into a membership interest purchase agreement with Calico Exploration LLC (“Calico”), a wholly owned subsidiary of The Electrum Group LLC, a related party due to having management control of several companies which are together the majority shareholder of the Company, pursuant to which the Company agreed to acquire all of the issued and outstanding equity interests in Catalyst Exploration LLC (“Catalyst”), a Delaware limited liability company, from Calico for an aggregate cash purchase price of up to $0.8 million. Catalyst’s principal assets consist of unpatented mining claims.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.

Amount to be Paid
SEC registration fee	$*
FINRA filing fee	*
NYSE listing fee	*
Transfer agents’ fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Miscellaneous	*
Total	$ *

*	To be completed by amendment
Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.
Item 14.	Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Third Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. In connection with this offering, the Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Third Amended and Restated Certificate of Incorporation provides for such limitation of liability.
The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of Underwriting Agreement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.
Since January 1, 2023, we have issued and sold the securities described below without registration under the Securities Act.
•	Between January 1, 2023 and March 31, 2026, we issued options to purchase 7,623,000 shares of common stock under the Amended and Restated 2021 Long Term Incentive Plan.
•
On September 2, 2022, we issued and sold convertible notes for an aggregate principal amount of approximately $30.7 million. On July 15, 2025, these convertible notes were converted into 12,319,850 shares of common stock.

•	On September 2, 2022, we issued warrants to purchase an aggregate of 5,354,700 shares of common stock at an exercise price of $2.87 per share in connection with the issuance of convertible notes.
•	Between July 15, 2025 and December 29, 2025, we issued 18,750,000 shares of common stock for an aggregate purchase price of approximately $75.0 million.
•	Between July 15, 2025 and December 29, 2025, we issued warrants to purchase 9,375,000 shares of common stock at an exercise price of $5.00 per share.
The offers, sales and issuances of the securities described in the preceding table were exempt from registration under (i) Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.
Item 16.	Exhibits and Financial Statement Schedules.
(a)	The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated by reference.
(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.
Item 17.	Undertakings.
The undersigned Registrant hereby undertakes:
(a)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:
(a)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1	Second Amended and Restated Certificate of Incorporation, as currently in effect
3.2	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation, as currently in effect
3.3	Form of Third Amended and Restated Certificate of Incorporation, to be effective upon the completion of this offering
3.4	Bylaws, as currently in effect
3.5	Form of Amended and Restated Bylaws, to be effective upon the completion of this offering
4.1	Form of Warrant to Purchase Stock of Sunshine Silver Mining & Refining Company issued in connection with the Private Placement Transaction
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1	Amended and Restated 2021 Long Term Incentive Plan (as amended and restated on July 14, 2025)
10.2	Amended and Restated 2021 Long Term Incentive Plan (as amended and restated effective upon the completion of this offering)
10.3	Form of Stock Option Award Agreement
10.4
Services Agreement, dated as of January 1, 2021, by and between The Electrum Group LLC and Sunshine Silver Mining & Refining Company (as successor-in-interest to Sunshine Silver Mining & Refining Corporation)

10.5	Financial Support Commitment Letter, dated as of March 24, 2026, by Electrum Silver US LLC and Electrum Global Holdings L.P.
10.6†#	Professional Services Agreement, dated as of September 16, 2024, by and between Scout Discoveries Corp. and Silver Opportunity Partners LLC
10.7	Stockholders’ Agreement, dated as of May 10, 2026, by and among Sunshine Silver Mining & Refining Company, Electrum Silver US LLC and Electrum Silver US II LLC
10.8	Stockholders’ Agreement, dated as of May 10, 2026, by and between Sunshine Silver Mining & Refining Company and Ospraie Real Assets Fund LP
10.9	Form of Indemnity Agreement
10.10	Registration Rights Agreement, dated as of May 10, 2026, by and among Sunshine Silver Mining & Refining Company, Electrum Silver US LLC and Electrum Silver US II LLC
10.11	Amended and Restated Consulting Services Agreement, by and between the Registrant and White Mining Consulting Inc., dated as of May 10, 2026
10.12	Executive Agreement, by and between the Registrant and Heather White, dated as of May 10, 2026
10.13	Amended and Restated Consulting Services Agreement, by and between the Registrant and 1520955 B.C. LTD., dated as of May 10, 2026
10.14	Executive Agreement, by and between the Registrant and André van Niekerk, dated as of May 10, 2026
10.15	Offer Letter, by and between Silver Opportunity Partners LLC and Michelle Shepston, dated as of November 11, 2025
10.16	Employment Agreement, by and between Silver Opportunity Partners LLC and Michelle Shepston, dated as of May 10, 2026
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.3	Consent of SLR International Corporation
23.4	Consent of SRK Consulting (U.S.), Inc.
23.5	Consent of Scout Discoveries Corp.
23.6	Consent of Scout Discoveries Corp.
23.7	Consent of Argus Media, Inc.
23.8	Consent of Samuel Engineering, Inc.
23.9	Consent of trajectorE Engineering, Inc.

Exhibit Number	Description
24.1	Power of Attorney (included on signature page)
96.1	S-K 1300 Technical Report Summary on the Initial Assessment, Sunshine Mine, Idaho, USA, dated March 25, 2026
107	Calculation of Filing Fee Table

*	To be filed by amendment
†
Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Registrant agrees to furnish supplementally an unredacted copy of this exhibit to the SEC upon its request.

#
Certain schedules and/or exhibits have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the U.S. Securities and Exchange Commission upon its request.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kellogg, State of Idaho, on May 11, 2026.

SUNSHINE SILVER MINING & REFINING COMPANY

By:	/s/ Heather White
	Name:	Heather White
	Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Heather White and André van Niekerk and each of them, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Heather White	Chief Executive Officer and Director (principal executive officer)	May 11, 2026
Heather White

/s/ André van Niekerk	Chief Financial Officer (principal financial officer and principal accounting officer)	May 11, 2026
André van Niekerk

/s/ Thomas S. Kaplan	Chairman and Director	May 11, 2026
Thomas S. Kaplan

/s/ Nathan Ebeling	Director	May 11, 2026
Nathan Ebeling

/s/ Anna El-Erian	Director	May 11, 2026
Anna El-Erian

/s/ Ali Reza Erfan	Director	May 11, 2026
Ali Reza Erfan

/s/ Douglas Groh	Director	May 11, 2026
Douglas Groh

/s/ Daniel Muñiz Quintanilla	Director	May 11, 2026
Daniel Muñiz Quintanilla

/s/ Lawrence Radford	Director	May 11, 2026
Lawrence Radford

/s/ Paul H. Zink	Director	May 11, 2026
Paul H. Zink